UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

The Republic of Argentina	0000914021
Exact name of registrant as specified in charter	Registrant CIK number
Form 18-K (annual report for fiscal year ended December 31, 2018)	
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

S-____
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C-____
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2018
Report period (if applicable)

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Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

___ Rule 201 (Temporary Hardship Exemption)

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SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, Argentina, on the 2nd day of October 2019.

THE REPUBLIC OF ARGENTINA

By: ____________________
Name: Santiago Bausili
Title: Secretary of Finance of the Republic of Argentina

EXHIBIT C TO

FORM 18-K
For Foreign Governments and Political Subdivisions Thereof

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT

of

THE REPUBLIC OF ARGENTINA

Date of end of last fiscal year: December 31, 2018

EXHIBIT INDEX

Item	**Description**
Exhibit A:	None.
Exhibit B:	None.
Exhibit C:	Law No. 27,467 dated November 15, 2018, as amended.
Exhibit D:	Description of the Republic of Argentina dated October 2, 2019.*
Exhibit E:	Debt Tables as of December 31, 2018.*

---

*Filed pursuant to electronic filing of Form 18-K

EXHIBIT C

PRESUPUESTO

Ley 27467

Presupuesto de gastos y recursos de la Administración Nacional 2019.

El Senado y Cámara de Diputados de la Nación Argentina reunidos en Congreso, etc. sancionan con fuerza de

Ley:

TÍTULO I

Disposiciones generales

CAPÍTULO I

Del presupuesto de gastos y recursos de la administración nacional

ARTÍCULO 1°.- Fíjase en la suma de PESOS CUATRO BILLONES CIENTO SETENTA Y DOS MIL TRESCIENTOS DOCE MILLONES DOSCIENTOS TREINTA Y NUEVE MIL CUATROCIENTOS CUARENTA Y UNO ($ 4.172.312.239.441) el total de los gastos corrientes y de capital del Presupuesto General de la administración nacional para el Ejercicio 2019, con destino a las finalidades que se indican a continuación, y analíticamente en las Planillas 1, 2, 3, 4, 5, 6 y 7 anexas al presente artículo.

FINALIDAD	GASTOS CORRIENTES	GASTOS DE CAPITAL	TOTAL
Administración Gubernamental	150.013.792.474	17.922.376.493	167.936.168.967
Servicios de Defensa y Seguridad	182.236.619.911	5.534.792.537	187.771.412.448
Servicios Sociales	2.575.402.909.369	66.677.289.108	2.642.080.198.477
Servicios Económicos	334.052.938.613	94.082.371.517	428.135.310.130
Deuda Pública	746.389.149.419	-	746.389.149.419
TOTAL	3.988.095.409.786	184.216.829.655	4.172.312.239.441

ARTÍCULO 2°.- Estímase en la suma de PESOS TRES BILLONES QUINIENTOS SETENTA Y DOS MIL VEINTISÉIS MILLONES QUINIENTOS TREINTA Y OCHO MIL OCHOCIENTOS TREINTA Y TRES ($ 3.572.026.538.833) el Cálculo de Recursos Corrientes y de Capital de la administración nacional de acuerdo con el resumen que se indica a continuación y el detalle que figura en la Planilla anexa N° 8 al presente artículo.

Recursos Corrientes	3.457.324.091 472
Recursos de Capital	114.702.447 361
TOTAL	3.572.026.538.833

ARTÍCULO 3°.- Fíjanse en la suma de PESOS OCHOCIENTOS VEINTIÚN MIL OCHOCIENTOS SETENTA Y CUATRO MILLONES SETENTA Y OCHO MIL DOSCIENTOS CINCUENTA Y CUATRO ($ 821.874.078.254) los importes correspondientes a los gastos figurativos para transacciones corrientes y de capital de la administración nacional, quedando en consecuencia establecido el financiamiento por contribuciones figurativas de la administración nacional en la misma suma, según el detalle que figura en las Planillas anexas 9 y 10 que forman parte del presente artículo.

ARTÍCULO 4°.- Como consecuencia de lo establecido en los artículos 1°, 2° y 3°, el resultado financiero deficitario queda estimado en la suma de PESOS SEISCIENTOS MIL DOSCIENTOS OCHENTA Y CINCO MILLONES SETECIENTOS MIL SEISCIENTOS OCHO ($ 600.285.700.608). Asimismo se indican a continuación las Fuentes de Financiamiento y las Aplicaciones Financieras que se detallan en las Planillas 11, 12, 13, 14 y 15 anexas al presente artículo:

Fuentes de Financiamiento	3.217.392.611.011
- Disminución de la Inversión Financiera	112.581.977.514
- Endeudamiento Público e Incremento de otros pasivos	3.104.810.633.497
Aplicaciones Financieras	2.617.106.910.403
- Inversión Financiera	584.963.985.302
- Amortización de Deuda y Disminución de otros pasivos	2.032.142.925.101

Fíjase en la suma de PESOS DOCE MIL CUATROCIENTOS VEINTIDÓS MILLONES DOSCIENTOS ONCE MIL TRESCIENTOS CINCUENTA Y UNO ($ 12.422.211.351) el importe correspondiente a gastos figurativos para Aplicaciones Financieras de la administración nacional, quedando en consecuencia establecido el Financiamiento por Contribuciones Figurativas para Aplicaciones Financieras de la administración nacional en la misma suma.

ARTÍCULO 5°.- El jefe de Gabinete de Ministros, a través de decisión administrativa, distribuirá los créditos de la presente ley como mínimo a nivel de las partidas limitativas que se establezcan en la citada decisión y en las aperturas programáticas o categorías equivalentes que estime pertinentes y de acuerdo con las adecuaciones organizativas derivadas de los decretos 801 y 802 del 5 de septiembre de 2018 y sus modificaciones.

Asimismo, en dicho acto el jefe de Gabinete de Ministros podrá determinar las facultades para disponer reestructuraciones presupuestarias en el marco de las competencias asignadas por la Ley de Ministerios (texto ordenado por decreto 438/92) y sus modificaciones.

ARTÍCULO 6°.- Salvo decisión fundada del jefe de Gabinete de Ministros, en el marco de las necesidades de dotación que establezca la Secretaría de Gobierno de Modernización de la Jefatura de Gabinete de Ministros, no se podrán aprobar incrementos en los cargos y horas de cátedra que excedan los totales fijados en las planillas (A) anexas al presente artículo para cada jurisdicción, organismo descentralizado e institución de seguridad social. Asimismo, establécese la reserva de cargos vacantes de acuerdo con el detalle de la planilla (B) anexa al presente artículo.

Exceptúase de dicha limitación a las transferencias de cargos entre jurisdicciones y entidades de la administración nacional, incluyendo las compensaciones con la reserva constituida, y la incorporación de agentes como

consecuencia de procesos de selección. Quedan también exceptuados los cargos de las autoridades superiores de la administración nacional, del Sistema Nacional de Ciencia, Tecnología e Innovación, determinado por la ley 25.467, de los regímenes que determinen incorporaciones de agentes que completen cursos de capacitación específicos correspondientes a las fuerzas armadas, de seguridad, de la Policía de Seguridad Aeroportuaria, del Servicio Exterior de la Nación y del Cuerpo de Guardaparques Nacionales y los correspondientes a las funciones ejecutivas del Convenio Colectivo de Trabajo Sectorial del Personal del Sistema Nacional de Empleo Público (SI.N.E.P.), homologado por el decreto 2098 del 3 de diciembre de 2008.

ARTÍCULO 7°.- No se podrán cubrir los cargos previstos en la reserva mencionada en el artículo anterior, existentes a la fecha de sanción de la presente ley, ni las vacantes que se produzcan con posterioridad en las jurisdicciones y entidades de la administración nacional, sin la previa autorización del jefe de Gabinete de Ministros. Las decisiones administrativas que se dicten en tal sentido tendrán vigencia durante el presente ejercicio fiscal y el siguiente para los casos en que dichos cargos no hubieran podido ser cubiertos.

Quedan exceptuados de lo previsto precedentemente los cargos correspondientes a las autoridades superiores de la administración nacional, al personal científico y técnico de los organismos indicados en el inciso a) del artículo 14 de la ley 25.467 y a las funciones ejecutivas del Convenio Colectivo de Trabajo Sectorial del Personal del Sistema Nacional de Empleo Público (SI.N.E.P.), homologado por el decreto 2098 del 3 de diciembre de 2008.

ARTÍCULO 8°.- Autorízase al jefe de Gabinete de Ministros, previa intervención del MINISTERIO DE HACIENDA, a introducir ampliaciones en los créditos presupuestarios aprobados por la presente ley y a establecer su distribución en la medida en que ellas sean financiadas con incremento de fuentes de financiamiento originadas en préstamos de organismos financieros internacionales de los que la Nación forme parte y/u originadas en créditos bilaterales que se encuentren en ejecución o que cuenten con la autorización prevista en la Planilla anexa al artículo 40, siempre que ellos estén destinados al financiamiento de gastos de capital.

ARTÍCULO 9°.- El jefe de Gabinete de Ministros, previa intervención del MINISTERIO DE HACIENDA, podrá disponer ampliaciones en los créditos presupuestarios de la Administración Central, de los Organismos Descentralizados e Instituciones de la Seguridad Social, y su correspondiente distribución, financiados con incremento de los recursos con afectación específica, recursos propios, transferencias de Entes del sector público Nacional, donaciones y los remanentes de ejercicios anteriores que por ley tengan destino específico.

ARTÍCULO 10.- Las facultades otorgadas por la presente ley al jefe de Gabinete de Ministros podrán ser asumidas por el PODER EJECUTIVO NACIONAL, en su carácter de responsable político de la administración general del país, y en función de lo dispuesto en el inciso 10 del artículo 99 de la Constitución Nacional.

CAPÍTULO II

De las normas sobre gastos

ARTÍCULO 11.- Autorízase, de conformidad con lo dispuesto en el artículo 15 de la ley 24.156 y sus modificaciones, la contratación de obras o adquisición de bienes y servicios cuyo plazo de ejecución exceda el Ejercicio Financiero 2019 de acuerdo con el detalle obrante en las Planillas anexas al presente artículo. Facúltase al

jefe de Gabinete de Ministros a incorporar la contratación de obras o adquisición de bienes y servicios en la medida que ellas se financien con cargo a las facultades previstas en los artículos 8° y 9° de la presente ley.

ARTÍCULO 12.- Fíjase como crédito para financiar los gastos de funcionamiento, inversión y programas especiales de las universidades nacionales la suma de PESOS CIENTO VEINTITRÉS MIL QUINIENTOS SIETE MILLONES CUATROCIENTOS VEINTIDÓS MIL CIENTO TREINTA Y OCHO ($ 123.507.422.138), de acuerdo con el detalle de la Planilla anexa al presente artículo.

Las universidades nacionales deberán presentar ante la Secretaría de Políticas Universitarias del MINISTERIO DE EDUCACIÓN, CULTURA, CIENCIA Y TECNOLOGÍA la información necesaria para asignar, ejecutar y evaluar los recursos que se le transfieren por todo concepto. El citado Ministerio podrá interrumpir las transferencias de fondos en caso de incumplimiento en el envío de dicha información, en tiempo y forma.

El presupuesto aprobado por cada universidad para el ejercicio fiscal deberá indicar la clasificación funcional de educación, salud y ciencia y técnica. La ejecución presupuestaria y contable así como la cuenta de inversión deberá considerar el clasificador funcional.

Las plantas de personal docente y no docente sobre las cuales se aplicarán los aumentos salariales en el año 2019 serán las vigentes a las liquidaciones correspondientes al mes de noviembre de 2018, salvo los aumentos de las plantas aprobadas y autorizadas por la Secretaría de Políticas Universitarias, según establezca el MINISTERIO DE EDUCACIÓN, CULTURA, CIENCIA Y TECNOLOGÍA.

ARTÍCULO 13.- Fíjanse los importes a remitir en forma mensual y consecutiva, durante el presente ejercicio, en concepto de pago de las obligaciones generadas por el artículo 11 del Acuerdo Nación - Provincias, sobre Relación Financiera y Bases de un Régimen de Coparticipación Federal de Impuestos, celebrado entre el Estado nacional, los Estados Provinciales y la Ciudad Autónoma de Buenos Aires el 27 de febrero de 2002, ratificado por la ley 25.570, destinados a las provincias que no participan de la reprogramación de la deuda prevista en el artículo 8° del citado Acuerdo, las que se determinan seguidamente: provincia de La Pampa, PESOS TRES MILLONES TRESCIENTOS SESENTA Y NUEVE MIL CIEN ($ 3.369.100); provincia de Santa Cruz, PESOS TRES MILLONES TRESCIENTOS OCHENTA MIL ($ 3.380.000); provincia de Santiago del Estero, PESOS SEIS MILLONES SETECIENTOS NOVENTA Y CINCO MIL ($ 6.795.000); provincia de Santa Fe, PESOS CATORCE MILLONES NOVECIENTOS SETENTA MIL CIEN ($ 14.970.100) y provincia de San Luis, PESOS CUATRO MILLONES TREINTA Y UN MIL TRESCIENTOS ($ 4.031.300).

ARTÍCULO 14.- Asígnase durante el presente ejercicio la suma de PESOS DOS MIL QUINIENTOS MILLONES ($ 2.500.000.000) como contribución destinada al Fondo Nacional de Empleo (FNE) para la atención de programas de empleo del MINISTERIO DE PRODUCCIÓN Y TRABAJO.

ARTÍCULO 15.- El Estado nacional toma a su cargo las obligaciones generadas en el Mercado Eléctrico Mayorista (MEM) por aplicación de la Resolución 406 del 8 de setiembre de 2003 de la Secretaría de Energía, correspondientes a las acreencias de Nucleoeléctrica Argentina Sociedad Anónima (NASA), de la Entidad Binacional Yacyretá, de Integración Energética Argentina Sociedad Anónima (IEA S.A.), de las regalías a las provincias de Corrientes y Misiones por la generación de la Entidad Binacional Yacyretá y a los excedentes

generados por el Complejo Hidroeléctrico de Salto Grande, estos últimos en el marco de las leyes 24.954 y 25.671, por las transacciones económicas realizadas hasta el 31 de diciembre de 2019.

Adóptense, a través de los organismos con competencia en la materia y dentro de los noventa (90) días desde la entrada en vigencia de la presente ley, las medidas necesarias para efectuar una adecuada actualización de la regulación para la remuneración y la automaticidad de esta última del Complejo Hidroeléctrico de Salto Grande.

ARTÍCULO 16.- Asígnase al Fondo Nacional para el Enriquecimiento y la Conservación de los Bosques Nativos, en virtud de lo establecido por el artículo 31 de la ley 26.331, un monto de PESOS QUINIENTOS SETENTA MILLONES QUINIENTOS MIL ($ 570.500.000) y para el Programa Nacional de Protección de los Bosques Nativos un monto de PESOS VEINTICINCO MILLONES ($ 25.000.000).

Facúltase al jefe de Gabinete de Ministros, previa intervención del MINISTERIO DE HACIENDA, a ampliar los montos establecidos en el párrafo precedente, en el marco de la mencionada ley.

Establécese para el Ejercicio 2019 una asignación de PESOS VEINTICINCO MILLONES ($ 25.000.000) al Programa 28 – Actividad 02- Acciones Inherentes a la Defensa del Consumidor de la Secretaría de Comercio Interior de la jurisdicción 51-MINISTERIO DE PRODUCCIÓN Y TRABAJO con destino a Transferencias a las Asociaciones de Consumidores según lo determine la autoridad de aplicación, la suma de PESOS NOVECIENTOS MILLONES ($ 900.000.000) para los programas ejecutados por la Secretaría Nacional de la Niñez, Adolescencia y Familia (SENNAF) de la Jurisdicción 85-MINISTERIO DE SALUD Y DESARROLLO SOCIAL y la suma de PESOS QUINIENTOS MILLONES ($ 500.000.000) destinados a la Secretaría de Gobierno de Cultura de la jurisdicción 70-MINISTERIO DE EDUCACIÓN, CULTURA, CIENCIA Y TECNOLOGÍA. Asígnense las sumas de PESOS VEINTICINCO MILLONES ($ 25.000.000) a la actividad 02 del Programa 17, de PESOS VEINTITRÉS MILLONES ($23.000.000) al Programa 43, de PESOS CINCO MILLONES NOVECIENTOS MIL ($5.900.000) al Programa 45, de PESOS SEIS MILLONES TRESCIENTOS VEINTE MIL ($ 6.320.000) al Programa 42, de PESOS TRES MILLONES SEISCIENTOS MIL ($ 3.600.000) al Programa 22, de PESOS CUATRO MILLONES ($ 4.000.000) al Programa 41, de PESOS VEINTIOCHO MILLONES ($ 28.000.000) al Programa 44 y de PESOS DIEZ MILLONES ($ 10.000.000) a la Comisión Bicameral Permanente de Fiscalización de los Órganos y Actividades de Seguridad Interior ley 24.059 y sus modificatorias, todos ellos pertenecientes a la Jurisdicción 1- Poder Legislativo Nacional. Asimismo, asígnense las sumas de PESOS TREINTA MILLONES ($ 30.000.000) a la entidad 918 -Instituto Nacional de las Mujeres destinados al Plan Nacional de Acción para la Prevención, Asistencia y Erradicación de la Violencia contra las Mujeres, de PESOS CIEN MILLONES ($ 100.000.000) para el Programa Casas de Atención y Acompañamiento Comunitario (CAACS) dependiente de la Secretaría de Políticas Integrales sobre Drogas de la Nación Argentina de la Jurisdicción 20, de PESOS DIECIOCHO MILLONES NOVECIENTOS MIL ($ 18.900.000) a la entidad 209-Agencia de Acceso a la Información Pública, de PESOS SESENTA MILLONES ($ 60.000.000) para la Actividad 01 del Programa 26 de la Jurisdicción 85 con destino a la provincia de Salta, de PESOS SETENTA MILLONES ($ 70.000.000) al Proyecto 25 – Subprograma 01 – Programa 50 – Entidad 604 de la Jurisdicción 57-MINISTERIO DE TRANSPORTE, de PESOS CUATROCIENTOS MILLONES ($ 400.000.000) para la Entidad 606-Instituto Nacional de Tecnología Agropecuaria (INTA), de PESOS QUINIENTOS MILLONES ($ 500.000.000) para la Entidad 103-Consejo Nacional de Investigaciones Científicas y Tecnológicas (CONICET), de PESOS QUINCE MILLONES ($ 15.000.000) a la Entidad 101- Fundación Miguel Lillo, de PESOS SETENTA MILLONES

($ 70.000.000) a la Entidad 804 - Comisión Nacional de Evaluación y Acreditación Universitaria (CONEAU), de PESOS CINCUENTA MILLONES ($ 50.000.000) para el Centro Universitario San Francisco – Córdoba, de PESOS QUINIENTOS CINCUENTA MILLONES ($ 550.000.000) a la Entidad 119-Instituto Nacional de Promoción Turística (INPROTUR), de PESOS CIENTO CINCUENTA MILLONES ($ 150.000.000) a la Secretaría de Gobierno de Turismo dependiente de la Jurisdicción 20, de PESOS TRES MILLONES ($ 3.000.000) para la Congregación Israelita de la República Argentina (CIRA) para ser utilizados en la puesta en valor de la Sala del Museo Judío de Buenos Aires y de PESOS UN MILLÓN ($ 1.000.000) para la Fundación Raíces de Emprendimientos Productivos.

Establécese para el Ejercicio 2019 la suma de PESOS CUATRO MIL SETENTA Y TRES MILLONES ($ 4.073.000.000), con destino al MINISTERIO DEL INTERIOR, OBRAS PÚBLICAS Y VIVIENDA, según el detalle de la planilla anexa al presente artículo.

Facúltase al jefe de Gabinete de Ministros a efectuar las modificaciones presupuestarias necesarias a fin de dar cumplimiento a lo establecido en los párrafos precedentes.

ARTÍCULO 17.- Conforme lo previsto en las cláusulas II.a y II.b del Consenso Fiscal, aprobado mediante la ley 27.429, la compensación allí prevista se actualizará trimestralmente en el año 2019 y siguientes con base en la inflación. La transferencia de fondos será diaria y automática.

Estas compensaciones no formarán parte del Presupuesto General para la administración nacional para el Ejercicio 2019 y siguientes.

Facúltase a la Secretaría de Hacienda del MINISTERIO DE HACIENDA a dictar las normas complementarias y/o aclaratorias necesarias para su cumplimiento.

ARTÍCULO 18.- Déjanse sin efecto para el Ejercicio 2019 las previsiones contenidas en los artículos 2° y 3° de la ley 25.152.

ARTÍCULO 19.- Establécese la vigencia para el Ejercicio Fiscal 2019 del artículo 7° de la ley 26.075, en concordancia con lo dispuesto en los artículos 9° y 11 de la ley 26.206, teniendo en mira los fines y objetivos de la política educativa nacional y asegurando el reparto automático de los recursos a los municipios para cubrir gastos estrictamente ligados a la finalidad y función educación.

CAPÍTULO III

De las normas sobre recursos

ARTÍCULO 20.- Dispónese el ingreso como contribución al Tesoro nacional de la suma de PESOS TRES MIL QUINIENTOS OCHENTA MILLONES TRESCIENTOS SETENTA Y CINCO MIL ($ 3.580.375.000) de acuerdo con la distribución indicada en la Planilla anexa al presente artículo. El jefe de Gabinete de Ministros establecerá el cronograma de pagos.

ARTÍCULO 21.- Fíjase en la suma de PESOS CUATROCIENTOS TREINTA Y SEIS MILLONES TREINTA Y CINCO MIL OCHOCIENTOS SETENTA Y TRES ($ 436.035.873) el monto de la tasa regulatoria según lo

establecido por el primer párrafo del artículo 26 de la ley 24.804 - Ley Nacional de la Actividad Nuclear.

ARTÍCULO 22.- Prorrógase para el Ejercicio 2019 lo dispuesto en el artículo 22 de la ley 27.431.

ARTÍCULO 23.- El importe de las multas por infracción a las leyes 19.511, 20.680, 22.802, 24.240, 25.065, 26.104, 26.993 y 27.442, así como también las multas pendientes de cobro por infracción a la ley 25.156, derogada por la ley 27.442, ingresará como recurso de afectación específica al presupuesto del MINISTERIO DE PRODUCCIÓN Y TRABAJO o al de los gobiernos locales, según sea la Autoridad que hubiera prevenido, en caso de corresponder.

ARTÍCULO 24.- Los recursos correspondientes al recupero de los fondos otorgados a beneficiarios en el marco de las convocatorias del Programa "Capital Semilla" efectuados por la ex Secretaría de la Pequeña y Mediana Empresa y Desarrollo Regional y el entonces MINISTERIO DE INDUSTRIA en el período 2010 a 2016 y del Programa "Fondo Semilla" efectuadas y a efectuarse por la Secretaría de Emprendedores y de la Pequeña y Mediana Empresa del MINISTERIO DE PRODUCCIÓN Y TRABAJO, así como los intereses u otros ingresos que se generen en ese marco, ingresarán como Recursos Propios directamente al Fondo Fiduciario para el Desarrollo de Capital Emprendedor (FONDCE) con destino específico al Programa "Fondo Semilla" creado por el artículo 63 de la ley 27.349.

ARTÍCULO 25.- Los fondos provenientes del recupero de préstamos que el MINISTERIO DE PRODUCCIÓN Y TRABAJO haya otorgado al sector público o al sector privado, así como también sus intereses y comisiones, con excepción de los fondos a los que hace mención el artículo 24 de la presente ley, ingresarán como recursos con afectación específica al MINISTERIO DE PRODUCCIÓN Y TRABAJO, y serán destinados a realizar Aportes No Reembolsables o Préstamos con fines similares a los que les dieron origen.

CAPÍTULO IV

De los cupos fiscales

ARTÍCULO 26.- Establécese para el Ejercicio 2019 un cupo fiscal de DÓLARES ESTADOUNIDENSES QUINIENTOS MILLONES (U$S 500.000.000) para ser asignado a los beneficios promocionales previstos en el artículo 9° de la ley 26.190 y su modificatoria 27.191 y en el artículo 14 de la última ley citada. La autoridad de aplicación de las leyes mencionadas asignará el cupo fiscal de acuerdo con el procedimiento establecido al efecto. Los beneficios promocionales se aplicarán en pesos, conforme lo establecido por la autoridad de aplicación. Sin perjuicio de lo previsto precedentemente, se transferirá automáticamente al Ejercicio 2019, el saldo no asignado del cupo fiscal presupuestado en el artículo 1° del decreto 882 del 21 de julio de 2016, del artículo 25 de la ley 27.341 y el del artículo 23 de la ley 27.431.

ARTÍCULO 27.- Establécese para el Ejercicio 2019 un cupo fiscal de PESOS TRESCIENTOS MILLONES ($ 300.000.000) para ser asignado a los beneficios promocionales previstos en el artículo 28 de la ley 27.424. La autoridad de aplicación de la ley mencionada asignará el cupo fiscal de acuerdo con el procedimiento establecido al efecto.

ARTÍCULO 28.- Fíjase el cupo anual al que se refiere el artículo 3° de la ley 22.317, en la suma de PESOS OCHOCIENTOS TREINTA MILLONES ($ 830.000.000), de acuerdo con el siguiente detalle:

a) PESOS DOSCIENTOS NOVENTA MILLONES ($ 290.000.000) para el Instituto Nacional de Educación Tecnológica en el ámbito del MINISTERIO DE EDUCACIÓN, CULTURA, CIENCIA Y TECNOLOGÍA;

b) PESOS CIENTO OCHENTA MILLONES ($ 180.000.000) para la Secretaría de Emprendedores y de la Pequeña y Mediana Empresa del MINISTERIO DE PRODUCCIÓN Y TRABAJO;

c) PESOS TRESCIENTOS SESENTA MILLONES ($ 360.000.000) para el MINISTERIO DE PRODUCCIÓN Y TRABAJO.

ARTÍCULO 29.- Fíjase el cupo anual establecido en el inciso b) del artículo 9° de la ley 23.877, modificada por la ley 27.430, en la suma de PESOS MIL QUINIENTOS MILLONES ($ 1.500.000.000). El MINISTERIO DE EDUCACIÓN, CULTURA, CIENCIA Y TECNOLOGÍA distribuirá el cupo asignado para la operatoria establecida con el objeto de contribuir a la financiación de los costos de ejecución de proyectos de investigación y desarrollo en las áreas prioritarias y para financiar proyectos en el marco del Programa de Fomento a la Inversión de Capital de Riesgo en Empresas de las Áreas de Ciencia, Tecnología e Innovación Productiva según lo establecido por el decreto 1207 del 12 de setiembre de 2006.

ARTÍCULO 30.- Fíjase el cupo anual al que se refieren los incisos a) y b) de los artículos 6° y 7° de la ley 26.270 en la suma de PESOS DOSCIENTOS MILLONES ($ 200.000.000).

CAPÍTULO V

De la cancelación de deudas de origen previsional

ARTÍCULO 31.- Establécese como límite máximo la suma de PESOS CUARENTA Y NUEVE MIL TRESCIENTOS TRECE MILLONES TRESCIENTOS MIL ($ 49.313.300.000) destinada al pago de deudas previsionales reconocidas en sede judicial y administrativa y aquellas deudas previsionales establecidas en los acuerdos transaccionales celebrados en el marco de la ley 27.260, de acuerdo con lo estipulado en los incisos a) y b) del artículo 7° de la misma ley como consecuencia de retroactivos originados en ajustes practicados en las prestaciones del Sistema Integrado Previsional Argentino a cargo de la Administración Nacional de la Seguridad Social (ANSES).

ARTÍCULO 32.- Autorízase al jefe de Gabinete de Ministros, previa intervención del MINISTERIO DE HACIENDA, a ampliar el límite establecido en el artículo 31 de la presente ley para la cancelación de deudas previsionales reconocidas en sede judicial y administrativa y aquellas deudas previsionales establecidas en los acuerdos transaccionales celebrados en el marco de la ley 27.260, de acuerdo con lo estipulado en los incisos a) y b) del artículo 7° de la misma ley como consecuencia de retroactivos originados en ajustes practicados en las prestaciones del Sistema Integrado Previsional Argentino a cargo de la Administración Nacional de la Seguridad Social (ANSES), en la medida que el cumplimiento de dichas obligaciones así lo requiera. Autorízase al jefe de Gabinete de Ministros a efectuar las modificaciones presupuestarias necesarias a fin de dar cumplimiento al

presente artículo.

ARTÍCULO 33.- Establécese como límite máximo la suma de PESOS OCHO MIL CIENTO SESENTA MILLONES TRESCIENTOS CUARENTA Y SEIS MIL ($ 8.160.346.000) destinada al pago de deudas previsionales reconocidas en sede judicial por la parte que corresponda abonar en efectivo por todo concepto, como consecuencia de retroactivos originados en ajustes practicados en las prestaciones correspondientes a retirados y pensionados de las fuerzas armadas y fuerzas de seguridad, incluido el Servicio Penitenciario Federal, de acuerdo con el siguiente detalle:

INSTITUTO DE AYUDA FINANCIERA PARA PAGO DE RETIROS Y PENSIONES MILITARES	3.089.500.000
CAJA DE RETIROS, JUBILACIONES Y PENSIONES DE LA POLICÍA FEDERAL ARGENTINA	5.010.846.000
SERVICIO PENITENCIARIO FEDERAL	60.000.000

Autorízase al jefe de Gabinete de Ministros a ampliar el límite establecido en el presente artículo para la cancelación de deudas previsionales, reconocidas en sede judicial y administrativa como consecuencia de retroactivos originados en ajustes practicados en las prestaciones correspondientes a retirados y pensionados de las fuerzas armadas y fuerzas de seguridad, incluido el Servicio Penitenciario Federal, cuando el cumplimiento de dichas obligaciones así lo requiera.

Autorízase al jefe de Gabinete de Ministros a efectuar las modificaciones presupuestarias necesarias a fin de dar cumplimiento al presente artículo.

ARTÍCULO 34.- Los organismos a que se refiere el artículo 33 de la presente ley deberán observar para la cancelación de las deudas previsionales el orden de prelación estricto que a continuación se detalla:

a) Sentencias notificadas en períodos fiscales anteriores y aún pendientes de pago;

b) Sentencias notificadas en el año 2019.

En el primer caso se dará prioridad a los beneficiarios de mayor edad. Agotadas las sentencias notificadas en períodos anteriores al año 2019, se atenderán aquellas incluidas en el inciso b), respetando estrictamente el orden cronológico de notificación de las sentencias definitivas.

CAPÍTULO VI

De las jubilaciones y pensiones

ARTÍCULO 35.- Establécese, durante el ejercicio de vigencia de la presente ley, que la participación del Instituto de Ayuda Financiera para Pago de Retiros y Pensiones Militares, referida en los artículos 18 y 19 de la ley 22.919, no podrá ser inferior al CINCUENTA Y SEIS POR CIENTO (56 %) del costo de los haberes remunerativos de retiro, indemnizatorios y de pensión de los beneficiarios.

ARTÍCULO 36.- Prorróganse por DIEZ (10) años a partir de sus respectivos vencimientos las pensiones otorgadas en virtud de la ley 13.337 que hubieran caducado o caduquen durante el presente ejercicio.

Prorróganse por DIEZ (10) años a partir de sus respectivos vencimientos las pensiones graciables que fueran otorgadas por la ley 26.422.

Las pensiones graciables prorrogadas por la presente ley, las que se otorgaren y las que hubieran sido prorrogadas por las leyes 23.990, 24.061, 24.191, 24.307, 24.447, 24.624, 24.764, 24.938, 25.064, 25.237, 25.401, 25.500, 25.565, 25.725, 25.827, 25.967, 26.078, 26.198, 26.337, 26.422 y 26.546, prorrogada en los términos del decreto 2053 del 22 de diciembre de 2010 y complementada por el decreto 2054 del 22 de diciembre de 2010, por la ley 26.728, por la ley 26.784, por la ley 26.895, por la ley 27.008, por la ley 27.341, por la ley 27.431 deberán cumplir con las condiciones indicadas a continuación:

a) No ser el beneficiario titular de un bien inmueble cuya valuación fiscal fuere equivalente o superior a PESOS DOSCIENTOS CINCUENTA MIL ($ 250.000);

b) No tener vínculo hasta el cuarto grado de consanguinidad o segundo de afinidad con el legislador solicitante;

c) No podrán superar en forma individual o acumulativa la suma equivalente a UNA (1) jubilación mínima del Sistema Integrado Previsional Argentino y serán compatibles con cualquier otro ingreso siempre que, la suma total de estos últimos, no supere DOS (2) jubilaciones mínimas del referido sistema.

En los supuestos en que los beneficiarios sean menores de edad, con excepción de quienes tengan capacidades diferentes, las incompatibilidades serán evaluadas en relación con sus padres, cuando ambos convivan con el menor. En caso de padres separados de hecho o judicialmente, divorciados o que hayan incurrido en abandono del hogar, las incompatibilidades sólo serán evaluadas en relación con el progenitor que cohabite con el beneficiario.

En todos los casos de prórrogas aludidos en el presente artículo, la autoridad de aplicación deberá mantener la continuidad de los beneficios hasta tanto se comprueben fehacientemente las incompatibilidades mencionadas. En ningún caso, se procederá a suspender los pagos de las prestaciones sin previa notificación o intimación para cumplir con los requisitos formales que fueren necesarios.

Las pensiones graciables que hayan sido dadas de baja por cualquiera de las causales de incompatibilidad serán rehabilitadas una vez cesados los motivos que hubieran dado lugar a su extinción siempre que las citadas incompatibilidades dejaren de existir dentro del plazo establecido en la ley que las otorgó.

ARTÍCULO 37.- Incorpórase como último párrafo del artículo 13 de la ley 27.260, el siguiente:

Artículo 13.- La Administración Nacional de la Seguridad Social (ANSES) en forma previa al otorgamiento de la prestación realizará evaluaciones socioeconómicas y patrimoniales sobre la base de criterios objetivos que fije la reglamentación, a fin de asegurar el acceso a las personas que presenten mayor vulnerabilidad.

ARTÍCULO 38.- Sustitúyese el artículo 16 de la ley 27.260, por el siguiente:

Artículo 16.- El goce de la Pensión Universal para el Adulto Mayor es incompatible con el desempeño de cualquier actividad en relación de dependencia o por cuenta propia, excluyendo en este último caso a los contribuyentes adheridos al Régimen Simplificado para Pequeños Contribuyentes que estén inscriptos en el Registro Nacional de Efectores de Desarrollo Local y Economía Social del Ministerio de Salud y Desarrollo Social.

ARTÍCULO 39.- Incorpóranse las rentas del producido del gravamen previsto en el artículo 41 de la ley 27.260 al Fondo de Garantía de Sustentabilidad del Sistema Integrado Previsional Argentino (FGS), en los términos del inciso d) del artículo 3° del decreto 897 del 12 de julio de 2007 y sus modificatorios.

CAPÍTULO VII

De las operaciones de crédito público

ARTÍCULO 40.- Autorízase, de conformidad con lo dispuesto por el artículo 60 de la ley 24.156 y sus modificaciones, a los entes que se mencionan en la Planilla anexa al presente artículo a realizar operaciones de crédito público por los montos, especificaciones y destino del financiamiento indicados en la referida planilla.

En caso de operaciones que se instrumenten mediante emisiones de bonos o letras, los importes indicados en dicha planilla corresponden a valores efectivos de colocación. Cuando las operaciones se instrumenten mediante la suscripción de préstamos, dichos valores corresponden al monto total del préstamo, según surja de los acuerdos firmados. El uso de esta autorización deberá ser informado, trimestralmente, de manera fehaciente y detallada a ambas Cámaras del Honorable Congreso de la Nación.

El órgano responsable de la coordinación de los sistemas de administración financiera realizará las operaciones de crédito público correspondientes a la administración central.

El MINISTERIO DE HACIENDA podrá efectuar modificaciones a las características detalladas en la mencionada planilla, siempre dentro del monto total y destino del financiamiento fijado en ella, a los efectos de adecuarlas a las posibilidades de obtención de financiamiento, lo que deberá informarse de la misma forma y modo establecidos en el segundo párrafo.

ARTÍCULO 41.- Autorízase al órgano responsable de la coordinación de los sistemas de administración financiera, a emitir letras del Tesoro hasta alcanzar un importe en circulación de valor nominal PESOS OCHOCIENTOS MIL MILLONES (V.N. $ 800.000.000.000) o su equivalente en otras monedas, para dar cumplimiento a las operaciones previstas en el programa financiero. Estas letras deberán ser reembolsadas en el mismo ejercicio financiero en que se emiten.

ARTÍCULO 42.- Fíjase en la suma de PESOS CIEN MIL MILLONES ($ 100.000.000.000) y en la suma de PESOS SETENTA MIL MILLONES ($ 70.000.000.000) los montos máximos de autorización a la Tesorería General de la Nación dependiente de la Subsecretaría de Presupuesto de la Secretaría de Hacienda del MINISTERIO DE HACIENDA y a la Administración Nacional de la Seguridad Social (ANSES), respectivamente, para hacer uso transitoriamente del crédito a corto plazo a que se refieren los artículos 82 y 83 de la ley 24.156 y sus modificaciones.

ARTÍCULO 43.- Mantiénese durante el Ejercicio 2019 la suspensión dispuesta en el artículo 1° del decreto 493 del 20 de abril de 2004.

ARTÍCULO 44.- Mantiénese el diferimiento de los pagos de los servicios de la deuda pública del gobierno nacional dispuesto en el artículo 37 de la ley 27.431 hasta la finalización del proceso de reestructuración de la totalidad de la deuda pública contraída originalmente con anterioridad al 31 de diciembre de 2001, o en virtud de normas dictadas antes de esa fecha.

ARTÍCULO 45.- Autorízase al PODER EJECUTIVO NACIONAL, a través del MINISTERIO DE HACIENDA, a proseguir con la normalización de los servicios de la deuda pública referida en el artículo 44 de la presente ley, en los términos del artículo 65 de la ley 24.156 y sus modificaciones o de la ley 27.249 de Normalización de la Deuda Pública y de Recuperación del Crédito, quedando facultado el PODER EJECUTIVO NACIONAL para continuar con las negociaciones y realizar todos aquellos actos necesarios para su conclusión.

El MINISTERIO DE HACIENDA informará trimestralmente al Honorable Congreso de la Nación, el avance de las tratativas y los acuerdos a los que se arribe durante el proceso de negociación, los que serán enviados en soporte digital.

Ese informe deberá incorporar una base de datos actualizada en la que se identifiquen los acuerdos alcanzados, los procesos judiciales o arbitrales terminados, los montos de capital y los montos cancelados o a cancelar en cada acuerdo y el nivel de ejecución de la autorización del nivel de endeudamiento que se otorga a través del artículo 7° de la ley 27.249 de Normalización de la Deuda Pública y de Recuperación del Crédito.

Los pronunciamientos judiciales firmes, emitidos contra las disposiciones de la ley 25.561, el decreto 471 del 8 de marzo de 2002, y sus normas complementarias, recaídos sobre dichos títulos, están incluidos en el diferimiento indicado en el artículo 44 de la presente ley.

ARTÍCULO 46.- Facúltase al órgano responsable de la coordinación de los sistemas de administración financiera a otorgar avales del Tesoro nacional por las operaciones de crédito público de acuerdo con el detalle obrante en la Planilla anexa al presente artículo, y por los montos máximos en ella determinados o su equivalente en otras monedas, más los montos necesarios para afrontar el pago de intereses, los que deberán ser cuantificados al momento de la solicitud del aval.

ARTÍCULO 47.- Dentro del monto autorizado para la Jurisdicción 90 - Servicio de la Deuda Pública, se incluye la suma de PESOS TRESCIENTOS MILLONES ($ 300.000.000) destinada a la atención de las deudas referidas en los incisos b) y c) del artículo 7° de la ley 23.982.

ARTÍCULO 48.- Fíjase en PESOS OCHO MIL SEISCIENTOS MILLONES ($ 8.600.000.000) el importe máximo de colocación de bonos de consolidación en todas sus series vigentes, para el pago de las obligaciones contempladas en el inciso f) del artículo 2° de la ley 25.152, las alcanzadas por el decreto 1318 del 6 de noviembre de 1998 y las referidas en el artículo 127 de la ley 11.672, Complementaria Permanente de Presupuesto (t.o. 2014) por los montos que en cada caso se indican en la Planilla anexa al presente artículo. Los importes indicados en ella corresponden a valores efectivos de colocación.

El MINISTERIO DE HACIENDA podrá realizar modificaciones dentro del monto total fijado en este artículo.

ARTÍCULO 49.- Facúltase al MINISTERIO DE HACIENDA, a través del órgano responsable de la coordinación de los sistemas de administración financiera, a la emisión y entrega de letras del Tesoro en garantía al Fondo Fiduciario para el Desarrollo de las Energías Renovables (FODER), por cuenta y orden de la Secretaría de Gobierno de Energía del MINISTERIO DE HACIENDA, hasta alcanzar un importe máximo de valor nominal de DÓLARES ESTADOUNIDENSES CIENTO VEINTE MILLONES (U$S 120.000.000), o su equivalente en otras monedas conforme lo determine dicho órgano coordinador, contra la emisión de certificados de participación por montos equivalentes a las letras cedidas a favor del entonces MINISTERIO DE ENERGÍA Y MINERÍA, para ser utilizadas como garantía de pago del precio de venta de la central de generación, adquirida conforme lo previsto en los artículos 3° y 4° del decreto 882 del 21 de julio de 2016.

Facúltase al MINISTERIO DE HACIENDA a dictar las normas complementarias de acuerdo con sus respectivas competencias.

Facúltase al jefe de Gabinete de Ministros a realizar las modificaciones presupuestarias correspondientes a fin de posibilitar su ejecución.

ARTÍCULO 50.- Facúltase al MINISTERIO DE HACIENDA a establecer las condiciones financieras de reembolso de las deudas de las provincias con el gobierno nacional resultantes de la reestructuración que llevó a cabo el Estado nacional con los representantes de los países acreedores nucleados en el Club de París para la refinanciación de las deudas con atrasos de la República Argentina y del pago de laudos en el marco de arbitrajes internacionales.

Facúltase al MINISTERIO de HACIENDA a suscribir con las provincias involucradas los convenios bilaterales correspondientes, en coordinación con el MINISTERIO DEL INTERIOR, OBRAS PÚBLICAS Y VIVIENDA.

ARTÍCULO 51.- Sustitúyese el primer párrafo del inciso a) del segundo párrafo del artículo 6° de la ley 27.249, por el siguiente:

a) A todos los tenedores de títulos públicos elegibles, un pago equivalente al monto de capital adeudado de sus títulos con más un CINCUENTA POR CIENTO (50%) de ese monto de capital (oferta base). Para los títulos públicos elegibles sujetos a legislación argentina, la oferta base se determinará tomando en cuenta la moneda de emisión original de esos títulos. Para los casos en que exista sentencia dictada por tribunales extranjeros, el monto a pagar no podrá ser superior al monto reconocido por esa sentencia más la actualización legal correspondiente a la aplicación de intereses judiciales al 31 de enero de 2016. Para los casos en que exista sentencia definitiva y firme dictada por tribunales de la República Argentina, el monto a pagar no podrá ser superior al monto reconocido por esa sentencia más, en caso de corresponder, los intereses judiciales computados al 31 de enero de 2016.

ARTÍCULO 52.- Sustitúyese el artículo 59 de la ley 11.672, Complementaria Permanente de Presupuesto (t.o. 2014) por el siguiente:

Artículo 59.- Las jurisdicciones y entidades integrantes del sector público nacional, definido en los términos del artículo 8° de la ley 24.156 y sus modificaciones, sólo podrán iniciar gestiones preparatorias de operaciones de crédito público financiadas total o parcialmente por organismos financieros internacionales y/o Estados extranjeros, cuando cuenten con la opinión favorable del jefe de Gabinete de Ministros previa evaluación del programa o proyecto que aspira a obtener financiamiento externo. El MINISTERIO DE HACIENDA se expedirá sobre la valorización y viabilidad financiera de las condiciones del préstamo y encabezará las negociaciones definitivas.

Las dependencias de la administración nacional que tengan a su cargo la ejecución de operaciones de crédito con organismos financieros internacionales y/o Estados extranjeros, no podrán transferir la administración de sus compras y contrataciones en otros organismos, nacionales o internacionales, ajenos a su jurisdicción, salvo que fuere expresamente autorizado mediante resolución de la Secretaría de Hacienda del MINISTERIO DE HACIENDA, previo dictamen de la Oficina Nacional de Contrataciones de la Secretaría de Gobierno de Modernización de la Jefatura de Gabinete de Ministros.

El jefe de Gabinete de Ministros y el Ministro de Hacienda podrán delegar las facultades otorgadas por el presente artículo.

El jefe de Gabinete de Ministros procederá, con intervención del MINISTERIO DE HACIENDA, a reglamentar el presente artículo.

ARTÍCULO 53.- Exceptúase de lo dispuesto en los artículos 7° y 10 de la ley 23.928 y sus modificatorias, a los valores negociables, con plazo no menor a TRES (3) meses, que emita el gobierno nacional.

ARTÍCULO 54.- Derógase el decreto 1096 del 25 de junio de 2002.

ARTÍCULO 55.- Autorízase al órgano coordinador de los sistemas de administración financiera a emitir instrumentos de deuda pública con un plazo de amortización mínima de TREINTA (30) días, y por un monto de hasta DÓLARES ESTADOUNIDENSES MIL SEISCIENTOS MILLONES (U$S 1.600.000.000), a los fines de cancelar las obligaciones emergentes en lo dispuesto en la Resolución 97 del 28 de marzo de 2018 del entonces MINISTERIO DE ENERGÍA Y MINERÍA, las cuales serán atendidas como aplicaciones financieras. Esta autorización es adicional a las de la Planilla anexa al artículo 40.

Autorízase al órgano coordinador de los sistemas de administración financiera a dictar las normas complementarias o aclaratorias que resulten necesarias para la aplicación de lo dispuesto en este artículo.

CAPÍTULO VIII

De los fondos fiduciarios

ARTÍCULO 56.- Antes del vencimiento de las colocaciones de fondos líquidos sin aplicación temporaria o de la realización de nuevas colocaciones financieras, los agentes fiduciarios o los órganos directivos de los fondos fiduciarios integrados total o mayoritariamente con bienes y/o fondos del Estado nacional, deberán contar con una recomendación de inversión de la Secretaría de Hacienda y de la Secretaría de Finanzas, ambas del MINISTERIO

DE HACIENDA. Se faculta a las mencionadas secretarías a dictar, en forma conjunta, las normas complementarias y aclaratorias que resulten necesarias a fin de dar cumplimiento a esta medida.

ARTÍCULO 57.- Apruébanse para el presente ejercicio, de acuerdo con el detalle obrante en la Planilla anexa a este artículo, los flujos financieros y el uso de los fondos fiduciarios integrados total o mayoritariamente por bienes y/o fondos del Estado nacional. El jefe de Gabinete de Ministros deberá presentar informes trimestrales a ambas Cámaras del Honorable Congreso de la Nación sobre el flujo y uso de los fondos fiduciarios, detallando en su caso las transferencias realizadas y las obras ejecutadas y/o programadas, así como todas las operaciones que se realicen con fuentes y aplicaciones financieras. La información mencionada deberá presentarse individualizada para cada uno de los fondos fiduciarios existentes.

ARTÍCULO 58.- Créase, en el ámbito del MINISTERIO DE HACIENDA, el Fideicomiso de garantía para obligaciones contingentes del “Programa Estímulo a las Inversiones en Desarrollo de Producción de Gas Natural Proveniente de Reservorios no Convencionales” dispuesto por medio de la Resolución 46 del 2 de marzo de 2017 del ex MINISTERIO DE ENERGÍA Y MINERÍA.

El Fideicomiso tendrá por objeto garantizar hasta en un TREINTA POR CIENTO (30%) las obligaciones que pudieran generarse bajo el mencionado programa a partir del 1° de enero de 2019 en los términos de las Resoluciones 46/2017 y 447 del 16 de noviembre de 2017, ambas del ex MINISTERIO DE ENERGÍA Y MINERÍA, en razón del cumplimiento por parte de las empresas que hubieran adherido al programa, de los planes de inversión y demás requisitos que establezca al efecto la Secretaría de Gobierno de Energía del MINISTERIO DE HACIENDA.

El Fideicomiso contará con un patrimonio constituido por aportes del Tesoro nacional, en efectivo o en instrumentos de deuda pública.

El PODER EJECUTIVO NACIONAL, a través del MINISTERIO DE HACIENDA, dictará las normas complementarias para su constitución y funcionamiento.

El Fideicomiso estará exento de todos los impuestos, tasas y contribuciones nacionales existentes y a crearse en el futuro, incluyendo el Impuesto al Valor Agregado y el Impuesto sobre los Créditos y Débitos en Cuentas Bancarias y otras Operatorias.

Facúltase al jefe de Gabinete de Ministros a realizar las adecuaciones presupuestarias correspondientes, y aprobar los flujos y usos de fondos del ejercicio.

ARTÍCULO 59.- Las jurisdicciones y entidades del Estado nacional deberán reflejar presupuestaria y contablemente toda actividad a su cargo que demande la contratación de obras, y de bienes y servicios, financiada a través de fondos fiduciarios existentes, o por aquellos que puedan crearse en el futuro, integrados con recursos del Estado nacional. La Secretaría de Hacienda del MINISTERIO DE HACIENDA, a través de la Oficina Nacional de Presupuesto y de la Contaduría General de la Nación, podrán dictar los procedimientos necesarios para la implementación de lo mencionado precedentemente.

Los procedimientos de selección y contratación de obras o de bienes y servicios realizados por fideicomisos públicos deberán cumplir con los principios rectores del régimen de contratación del sector público nacional.

ARTÍCULO 60.- Créase en el ámbito de la Jefatura de Gabinete de Ministros, el Fideicomiso Marco de Asistencia Financiera para la Obra Pública Argentina.

El PODER EJECUTIVO NACIONAL, a través de la Jefatura de Gabinete de Ministros dictará la reglamentación de constitución y funcionamiento del Fideicomiso Marco de Asistencia Financiera para la Obra Pública Argentina, pudiendo constituir bajo el mismo marco un único o más fideicomisos, arbitrando los medios necesarios para dotar de transparencia y eficiencia a su operatoria.

El Fideicomiso Marco de Asistencia Financiera para la Obra Pública Argentina y/o los fideicomisos individuales tendrán por objeto:

a) Otorgar préstamos, garantías, fianzas, avales o cualquier otro tipo de financiamiento o garantía en relación con los contratos de obra pública que se celebren de conformidad con lo establecido en la ley 13.064 y normas concordantes;

b) Contraer préstamos o cualquier otro tipo de financiamiento en relación a los contratos de obra pública que se celebren de conformidad con lo establecido en la ley 13.064 y normas concordantes;

c) Emitir valores fiduciarios;

d) Emitir certificados, valores negociables, títulos valores, actas, instrumentos o títulos de reconocimiento de inversión y asumir su pago;

e) Realizar aportes de capital y adquirir instrumentos financieros destinados a la financiación de los contratistas de obra pública en el marco de la ley 13.064 y normas concordantes; y

f) Aquellos otros actos que establezca la reglamentación.

El Fideicomiso Marco de Asistencia Financiera para la Obra Pública Argentina y/o los fideicomisos individuales contarán con un patrimonio constituido por los siguientes bienes fideicomitidos:

a) Bienes, garantías y aportes presupuestarios que le asigne el Estado nacional, las provincias o municipios;

b) Aportes o contribuciones provenientes de otros fondos fiduciarios;

c) Aportes que efectúe cualquier persona jurídica privada;

d) Contribuciones, cargos específicos, tarifas y/o contraprestaciones por uso; y

e) Aquellos otros que corresponda conforme la reglamentación.

El Fideicomiso Marco de Asistencia Financiera para la Obra Pública Argentina estará exento de todos los impuestos, tasas y contribuciones nacionales existentes y a crearse en el fututo, incluyendo el Impuesto al Valor Agregado y el Impuesto sobre los Créditos y Débitos en Cuentas Bancarias y otras Operatorias.

CAPÍTULO IX

De los contratos de participación público-privada

ARTÍCULO 61.- Sustitúyese el segundo párrafo del artículo 12 de la ley 27.328, por el siguiente:

Deberán garantizarse la transparencia, publicidad, difusión, igualdad, concurrencia y competencia en los procedimientos de selección y actos dictados en consecuencia. A tales fines, la autoridad convocante deberá procurar la comparabilidad de las propuestas, garantizando la homogeneidad de criterios, suministrando y estableciendo, con claridad, las bases, requisitos y demás proyecciones que resulten necesarias para la elaboración de las ofertas.

ARTÍCULO 62.- Sustitúyese el artículo 14 de la ley 27.328, por el siguiente:

Artículo 14.- Cuando la complejidad o monto del proyecto lo justifiquen podrá establecerse un procedimiento transparente de consulta, debate e intercambio de opiniones entre la autoridad convocante y/o la contratante y los interesados precalificados que, basado en las experiencias, conocimientos técnicos y mejores prácticas disponibles por cada una de las partes, permita desarrollar y definir la solución más conveniente al interés público sobre cuya base habrán de formularse las ofertas. La implementación de este procedimiento deberá asegurar la intervención de la unidad de participación público-privada y garantizar la transparencia, concurrencia, publicidad, difusión, competencia efectiva y la participación simultánea y en condiciones de igualdad de todos los interesados precalificados, promoviendo, entre otros factores y según las características del proyecto, la participación directa e indirecta de las pequeñas y medianas empresas y el fomento de la industria y el trabajo nacional.

ARTÍCULO 63.- Sustitúyese el primer párrafo del artículo 16 de la ley 27.328, por el siguiente:

En el caso que el contrato de participación público-privada pueda comprometer recursos públicos de ejercicios futuros, previo a la convocatoria a concurso o licitación pública, deberá contarse con la autorización del Honorable Congreso de la Nación, la que podrá ser otorgada en la respectiva ley de presupuesto general o en ley especial, de acuerdo con el modelo de planilla que se adjunta como Anexo I a la presente ley, siempre y cuando el stock acumulado por los compromisos firmes y contingentes cuantificables, netos de ingresos, asumidos por el sector público no financiero en los contratos de participación público-privada calculados a valor presente, no exceda el SIETE POR CIENTO (7%) del producto bruto interno a precios corrientes del año anterior.

Incórporase como Anexo I de la ley 27.328 la planilla que se adjuntó como anexo a este artículo.

ARTÍCULO 64.- Sustitúyese el artículo 20 de la ley 27.328, por el siguiente:

Artículo 20.- En el supuesto previsto en el inciso b) del artículo 18 deberá suscribirse el pertinente contrato de fideicomiso en cuyo marco el rol del fiduciario deberá ser desempeñado por un fiduciario debidamente autorizado.

En el contrato se deberán prever la existencia de una reserva de liquidez y su quantum que integrará el patrimonio fiduciario, cuya constitución, mantenimiento, y costos estará a cargo del fiduciante.

Asimismo, en el contrato se deberá establecer la obligación del fiduciario de elaborar un manual de inversiones sujeto a la aprobación del fiduciante.

Salvo las instrucciones previstas en la documentación contractual, el fiduciante u otros organismos públicos de cualquier naturaleza no podrán impartir instrucciones a la entidad que se desempeñe como fiduciario, quien deberá actuar de conformidad con los términos y condiciones establecidos en el respectivo contrato de fideicomiso y con sujeción a lo normado en esta ley y en el Código Civil y Comercial de la Nación.

Los informes de auditoría relativos al uso y aplicación de los bienes y recursos fideicomitidos deberán ser comunicados a la autoridad que designe la reglamentación, sin perjuicio de lo dispuesto por la ley 24.156 y sus modificaciones.

El contrato de fideicomiso establecerá el órgano o ente del sector público nacional, provincial, municipal o de la Ciudad Autónoma de Buenos Aires, según corresponda, que, a su término, será el fideicomisario de los bienes oportunamente fideicomitidos. Excepcionalmente, en el caso de que existan fiduciantes privados, el contrato de fideicomiso podrá establecer como fideicomisarios a personas humanas y jurídicas privadas.

ARTÍCULO 65.- Sustitúyese el artículo 60 de la ley 27.431, y su correspondiente incorporación en la ley 11.672, Complementaria Permanente de Presupuesto (t.o. 2014), por el siguiente:

Artículo 60.- Créase el Fideicomiso de Participación Público-Privada (“Fideicomiso PPP”). El Fideicomiso PPP podrá constituirse mediante un único fideicomiso y/o a través de distintos fideicomisos individuales denominados “Fideicomisos Individuales PPP”. El Fideicomiso PPP y/o los Fideicomisos Individuales PPP se conformarán como fideicomisos de administración, financieros, de pago y de garantía, con los alcances y limitaciones establecidos en la presente ley y las normas reglamentarias que dicte el PODER EJECUTIVO NACIONAL.

El Fideicomiso PPP y los Fideicomisos Individuales PPP tendrán por objeto:

a) Efectuar y/o garantizar pagos en virtud de contratos de participación público-privada que se celebren de conformidad con lo establecido en la ley 27.328 y normas concordantes, ya sea en carácter de obligado principal o por cuenta y orden del Estado nacional y/o terceros;

b) Otorgar préstamos, garantías, fianzas, avales o cualquier otro tipo de financiamiento o garantía en relación con los contratos o proyectos de participación público-privada;

c) Contraer préstamos o cualquier otro tipo de financiamiento en relación con los contratos o proyectos de participación público-privada;

d) Emitir valores fiduciarios;

e) Emitir certificados, valores negociables, títulos valores, actas, instrumentos o títulos de reconocimiento de inversión y asumir su pago;

f) Realizar aportes de capital y adquirir instrumentos financieros destinados a la ejecución y financiación de los contratos o proyectos de participación público-privada;

g) Celebrar operaciones de derivados de moneda, tasa de interés, materias primas; índices financieros y no financieros, y cualquier otro producto y cualquier otra operación de cobertura; y

h) Aquellos otros actos que establezca la reglamentación.

El Fideicomiso PPP y/o los Fideicomisos Individuales PPP contarán con patrimonios que estarán constituidos por los siguientes bienes fideicomitidos:

a) Bienes, garantías y créditos presupuestarios que les asigne el Estado nacional en el marco de la ley 24.156 y sus modificaciones y del artículo 16 de la ley 27.328;

b) Bienes, garantías y aportes presupuestarios que le asignen las provincias o municipios en el marco de su normativa aplicable;

c) Aportes o contribuciones provenientes de otros fondos fiduciarios;

d) Aportes que efectúe cualquier persona humana o jurídica privada;

e) Contribuciones, cargos específicos, tarifas y/o contraprestaciones por uso;

f) Pagos que deban realizar los contratistas bajo la ley 27.328; y

g) Aquellos otros que corresponda conforme la reglamentación.

El fiduciario de cada Fideicomiso PPP y/o de los Fideicomisos Individuales PPP, podrá constituir una o más cuentas fiduciarias por programa y/o proyectos de PPP, las que -conforme se establezca en cada contrato de fideicomiso- constituirán, cada una de ellas, un patrimonio de afectación separado e independiente respecto de las otras cuentas creadas por un mismo fiduciario bajo el Fideicomiso PPP y/o de los Fideicomisos Individuales PPP.

El Fideicomiso PPP y/o los Fideicomisos Individuales PPP podrán estar afianzados, avalados, garantizados y/o contra-garantizados por organismos multilaterales de crédito de los cuales la Nación Argentina forme parte.

En el marco de operaciones relativas a la ley 27.328, el Fideicomiso PPP y/o los Fideicomisos Individuales PPP estarán exentos de todos los impuestos, tasas y contribuciones nacionales existentes y a crearse en el futuro, incluyendo el Impuesto al Valor Agregado y el Impuesto sobre los Créditos y Débitos en Cuentas Bancarias y Otras Operatorias.

Invítase a las provincias y a la Ciudad Autónoma de Buenos Aires a adherir a la eximición de todos los tributos aplicables en sus jurisdicciones en iguales términos.

Los fideicomisos PPP que creen las jurisdicciones que adhieran al régimen de la ley 27.328 (conforme lo previsto en su artículo 33) y otorguen la eximición de los tributos contemplada en el párrafo anterior, estarán exentos de todos los impuestos, tasas y contribuciones nacionales existentes y a crearse en el futuro, incluyendo el Impuesto al Valor Agregado y el Impuesto sobre los Créditos y Débitos en Cuentas Bancarias y Otras Operatorias.

En las relaciones del Fideicomiso PPP y/o de los Fideicomisos Individuales PPP con los contratistas bajo la ley 27.328 y otros sujetos de derecho privado se aplicará, subsidiariamente, el Código Civil y Comercial de la Nación.

Las obligaciones y compromisos que asuman el Fideicomiso PPP y/o los Fideicomisos Individuales PPP y el Estado nacional con el Fideicomiso PPP y/o los Fideicomisos Individuales PPP, en relación con contratos o proyectos de participación público-privada celebrados o ejecutados de conformidad con los términos de la ley 27.328, no serán considerados deuda pública en los términos del título III de la ley 24.156 y sus modificaciones.

Las designaciones y contrataciones de los organizadores, fiduciarios del Fideicomiso PPP y/o de los Fideicomisos Individuales PPP u otros agentes no estarán sujetas al régimen de contrataciones públicas que le resulte aplicable en caso de corresponder, y por tanto se regirán exclusivamente por el derecho privado.

A todos los efectos de la ley 27.328, el contrato de fideicomiso del Fideicomiso PPP y/o de los Fideicomisos Individuales PPP, los acuerdos de adhesión al Fideicomiso PPP y/o de los Fideicomisos Individuales PPP u otros contratos complementarios podrán integrar la documentación contractual de los contratos de participación público-privada que se celebren en el marco de la ley 27.328 y normas concordantes.

Facúltase a las autoridades convocantes de los proyectos de participación público-privada a aprobar los contratos de fideicomiso que se constituyan para cada proyecto de participación público-privada y sus respectivas modificaciones.

ARTÍCULO 66.- Autorízase, de acuerdo con lo establecido por el artículo 16 de la ley 27.328, la contratación de obras o adquisición de bienes y servicios cuyo plazo de ejecución exceda el ejercicio financiero 2019 de acuerdo con el detalle obrante en la Planilla anexa al presente artículo.

Facúltase al PODER EJECUTIVO NACIONAL a ampliar el monto por proyecto incluido en la mencionada Planilla anexa en hasta un DIEZ POR CIENTO (10%).

CAPÍTULO X

De las relaciones con provincias

ARTÍCULO 67.- En el marco de la ley 25.917 del Régimen Federal de Responsabilidad Fiscal y sus modificaciones, se dispone que:

a) Si, durante el Ejercicio Fiscal 2018, la tasa nominal de incremento del gasto público corriente primario neto de las jurisdicciones adheridas al Régimen Federal de Responsabilidad Fiscal, fuere menor que la tasa de aumento promedio del Índice de Precios al Consumidor (IPC) de cobertura nacional, la diferencia podrá ser considerada en la medición de la regla de gasto prevista en el artículo 10 de la ley 25.917 y sus modificaciones, permitiendo incrementar el límite de gasto público corriente primario neto del Ejercicio Fiscal 2019; y

b) Para el Ejercicio Fiscal 2019, se podrá deducir en la evaluación de la regla de gasto público corriente primario neto contemplada en el artículo 10 y de la regla de gasto primario neto contemplada en el artículo 10 bis, ambos de la ley 25.917 y sus modificaciones, los mayores egresos en que incurran las provincias y la Ciudad Autónoma de Buenos Aires como consecuencia de la transferencia de responsabilidades de gastos por parte del gobierno nacional a las otras jurisdicciones. En sentido contrario, los montos involucrados en las transferencias de responsabilidades deberán ser incrementados respecto del gobierno nacional.

El Consejo Federal de Responsabilidad Fiscal dictará las normas complementarias para su cumplimiento.

ARTÍCULO 68.- Sustitúyese el último párrafo del artículo 10 de la ley 25.917 y sus modificaciones, por el siguiente:

Adicionalmente, y sólo en aquellas jurisdicciones que en el año previo a su evaluación hayan ejecutado el presupuesto (base devengado) con resultado corriente positivo y cumplan con el artículo 21 de esta ley, se deducirán los gastos operativos asociados a nuevas inversiones en infraestructura en las áreas de educación, salud y seguridad.

ARTÍCULO 69.- Las disposiciones del Régimen Federal de Responsabilidad Fiscal y Buenas Prácticas de Gobierno de la ley 25.917 y sus modificaciones, deben ser observadas por cada poder integrante del sector público nacional y de las jurisdicciones adheridas.

ARTÍCULO 70.- Invítase a las provincias y a la Ciudad Autónoma de Buenos Aires a adherir a lo establecido en los artículos 67, 68 y 69 de la presente ley.

ARTÍCULO 71.- Establécese que la compensación prevista en la cláusula II.e del Consenso Fiscal, aprobado por la ley 27.429, no integrará el Presupuesto General de la administración nacional.

La transferencia de fondos será diaria y automática. Facúltase a la Secretaría de Hacienda del MINISTERIO DE HACIENDA a dictar las normas complementarias y/o aclaratorias para su cumplimiento.

ARTÍCULO 72.- Establécese como crédito presupuestario para transferencias a cajas previsionales provinciales de la Administración Nacional de la Seguridad Social (ANSES) la suma de PESOS VEINTIDÓS MIL MILLONES ($ 22.000.000.000) para financiar gastos corrientes del año 2019 dentro del Programa Transferencias y Contribuciones a la Seguridad Social y Organismos Descentralizados, Grupo 07, Transferencias a Cajas Previsionales Provinciales.

La Administración Nacional de la Seguridad Social (ANSES) transferirá mensualmente a las provincias que no transfirieron sus regímenes previsionales al Estado nacional, independientemente de haber suscripto o no el

Consenso Fiscal, en concepto de anticipo a cuenta, del resultado definitivo del sistema previsional provincial, el equivalente a una doceava parte del último monto total del déficit -provisorio o definitivo- determinado. La Administración Nacional de la Seguridad Social (ANSES) será la encargada de determinar los montos totales a transferir.

La Administración Nacional de la Seguridad Social (ANSES) transferirá a dichas provincias el monto total del déficit definitivo correspondiente a los períodos 2017 y 2018, descontados los anticipos si los hubiere, en un plazo de noventa (90) días contados a partir de la vigencia de la presente o de la fecha de determinación de cada déficit definitivo.

CAPÍTULO XI

De la política y administración tributarias

ARTÍCULO 73.- Derógase el apartado 3 del inciso d) del sexto párrafo del artículo 101 de la ley 11.683 (t.o. 1998) y sus modificaciones.

ARTÍCULO 74.- Incorpórase como inciso g) del sexto párrafo del artículo 101 de la ley 11.683 (t.o. 1998) y sus modificaciones, el siguiente:

g) Para la Administración Nacional de la Seguridad Social (ANSES)

siempre que las informaciones respectivas estén directamente vinculadas con la prevención y fiscalización del fraude en el otorgamiento de prestaciones o subsidios que ese organismo otorgue o controle y para definir el derecho al acceso a una prestación o subsidio por parte de un beneficiario.

ARTÍCULO 75.- Sustitúyese el último párrafo del inciso b) del artículo 22 del título VI de la ley 23.966 (t.o. 1997) y sus modificaciones, por el siguiente:

En el caso de automotores, el valor a consignar al 31 de diciembre de cada año, no podrá ser inferior al indicado en la tabla de valores de referencia de los automotores, motovehículos y maquinaria agrícola, vial e industrial, que elabora la Dirección Nacional de los Registros Nacionales de la Propiedad del Automotor y de Créditos Prendarios, a los fines del cálculo de los aranceles que perciben los registros seccionales por los trámites de transferencia e inscripción inicial de dichos bienes vigente en la citada fecha.

ARTÍCULO 76.- Sustitúyese el primer párrafo del artículo 10 de la ley 27.253 por el siguiente:

Los contribuyentes que realicen venta de cosas muebles en forma habitual, presten servicios, realicen obras o efectúen locaciones de cosas muebles, en todos los casos a sujetos que -respecto de esas operaciones- revisten el carácter de consumidores finales, deberán aceptar como medio de pago transferencias bancarias instrumentadas mediante tarjetas de débito, tarjetas prepagas no bancarias u otros medios que el PODER EJECUTIVO NACIONAL considere equivalentes y podrán computar como crédito fiscal del Impuesto al Valor Agregado el costo que les insuma adoptar el sistema de que se trate, por el monto que a tal efecto autorice la autoridad de aplicación.

ARTÍCULO 77.- Facúltase a la ADMINISTRACIÓN FEDERAL DE INGRESOS PÚBLICOS a establecer un régimen de reintegros para personas humanas que revistan la condición de consumidores finales, destinado a estimular comportamientos vinculados con la formalización de la economía y el cumplimiento tributario. El MINISTERIO DE HACIENDA determinará el presupuesto asignado para los reintegros correspondientes.

ARTÍCULO 78.- Incorpórase como inciso c) y como último párrafo del apartado 2 del artículo 10 de la ley 22.415 (Código Aduanero) y sus modificaciones, los siguientes:

c) Las prestaciones de servicios realizadas en el país, cuya utilización o explotación efectiva se lleve a cabo en el exterior.

El PODER EJECUTIVO NACIONAL será el encargado de establecer las normas complementarias pertinentes, como así también las disposiciones del presente código que no resultarán de aplicación.

ARTÍCULO 79.- Sustitúyese el segundo párrafo del apartado 2 del artículo 91 de la ley 22.415 (Código Aduanero) y sus modificaciones, por el siguiente:

En los supuestos previstos en el apartado 2 del artículo 10 serán considerados exportadores las personas que sean prestadoras y/o cedentes de los servicios y/o derechos allí involucrados.

ARTÍCULO 80.- Incorpórase como segundo párrafo del artículo 735 de la ley 22.415 (Código Aduanero) y sus modificaciones, el siguiente:

A los fines de la determinación del derecho de exportación aplicable a los servicios previstos en el apartado 2 del artículo 10, deberá considerarse como valor imponible al monto que surja de la factura o documento equivalente.

ARTÍCULO 81.- Establécese que, en el marco de las facultades acordadas al PODER EJECUTIVO NACIONAL mediante los artículos 755 y concordantes de la ley 22.415 (Código Aduanero) y sus modificaciones, se podrán fijar derechos de exportación cuya alícuota no podrá superar en ningún caso el TREINTA POR CIENTO (30%), del valor imponible o del precio oficial FOB. Este tope máximo será del DOCE POR CIENTO (12%) para aquellas mercaderías que no estaban sujetas a derechos de exportación al 2 de septiembre de 2018 o que estaban gravadas con una alícuota del CERO POR CIENTO (0%) a esa fecha.

El PODER EJECUTIVO NACIONAL podrá ejercer esta facultad hasta el 31 de diciembre de 2020.

Exceptúase del pago de los derechos que gravan la exportación para consumo a las empresas del Estado regidas por la ley 13.653 y a las sociedades del Estado regidas por la ley 20.705, que tengan por objeto desarrollar actividades de ciencia, tecnología e innovación.

ARTÍCULO 82.- Sin perjuicio de lo previsto en el artículo anterior, mantendrán su validez y vigencia los decretos 1126 del 29 de diciembre de 2017 y sus modificaciones, 486 del 24 de mayo de 2018 y sus modificaciones, 487 del 24 de mayo de 2018 y sus modificaciones, y 793 del 3 de septiembre de 2018 y sus modificaciones, como así también toda otra norma vigente que se haya dictado en el marco de aquellas facultades.

ARTÍCULO 83.- Sustitúyese el artículo 1° de la Ley de Impuestos Internos, texto sustituido por la ley 24.674 y sus modificaciones, por el siguiente:

Artículo 1º: Establécense en todo el territorio de la Nación los impuestos internos a los tabacos; bebidas alcohólicas; cervezas; bebidas analcohólicas, jarabes, extractos y concentrados; seguros; servicios de telefonía celular y satelital; objetos suntuarios; y vehículos automóviles y motores, embarcaciones de recreo o deportes y aeronaves, que se aplicarán conforme a las disposiciones de esta ley.

ARTÍCULO 84 – Derógase el capítulo VII del título II de la Ley de Impuestos Internos, texto sustituido por la ley 24.674 y sus modificaciones. Esta disposición y el artículo anterior entrarán en vigencia el día de la publicación de la presente ley y surtirán efectos para los hechos imponibles que se verifiquen a partir del 1° de enero de 2019, inclusive.

ARTÍCULO 85.- Sustitúyese el último párrafo del artículo 39 de la Ley de Impuestos Internos, texto sustituido por la ley 24.674 y sus modificaciones, por el siguiente:

La ADMINISTRACIÓN FEDERAL DE INGRESOS PÚBLICOS actualizará los importes consignados en los dos párrafos que anteceden en los meses de enero, abril, julio y octubre de cada año, considerando, en cada caso, la variación del Índice de Precios al Consumidor (IPC) que suministre el Instituto Nacional de Estadística y Censos correspondiente al trimestre calendario que finalice el mes inmediato anterior al de la actualización que se realice. Los montos actualizados surtirán efectos para los hechos imponibles que se perfeccionen desde el primer día del segundo mes inmediato siguiente a aquél en que se efectúe la actualización, inclusive.

ARTÍCULO 86.- Las disposiciones del artículo anterior surtirán efecto a partir de la actualización que corresponda efectuar en abril de 2019, inclusive, que deberá practicarse sobre la base de los valores ajustados de conformidad con lo dispuesto en el último párrafo del artículo 39 de la Ley de Impuestos Internos (texto según artículo 120 de la ley 27.430) que publique el organismo recaudador.

ARTÍCULO 87.- El régimen establecido en el primer artículo sin número incorporado a continuación del artículo 24 de la Ley de Impuesto al Valor Agregado (t.o 1997) y sus modificaciones, operará, durante el año 2019, con un límite máximo anual de PESOS QUINCE MIL MILLONES ($ 15.000.000.000), conforme al mecanismo de asignación que establecerá el MINISTERIO DE HACIENDA.

ARTÍCULO 88.- Prorrógase el plazo previsto en el primer párrafo del artículo 303 de la ley 27.430 hasta el 15 de septiembre de 2019.

ARTICULO 89. - Sin perjuicio de lo dispuesto en la ley 22.415 (Código Aduanero) y sus modificaciones, el PODER EJECUTIVO NACIONAL podrá otorgar plazos de espera de hasta NOVENTA (90) días corridos, sin intereses, contados a partir del día siguiente al del libramiento de la mercadería, para el pago del derecho de exportación establecido por el artículo 1° del decreto 793 del 3 de septiembre de 2018 y sus modificatorios, cuando de conformidad con los informes técnicos emitidos por los organismos competentes, medien razones que así lo justifiquen.

ARTÍCULO 90.- Sustitúyese el primer párrafo del inciso a) del artículo 7° de la Ley de Impuesto al Valor Agregado (t.o. 1997) y sus modificaciones, por el siguiente:

a) Libros, folletos e impresos similares, incluso en fascículos u hojas sueltas, que constituyan una obra completa o parte de una obra, y diarios, revistas y publicaciones periódicas, así como las suscripciones de ediciones periodísticas digitales de información en línea, en toda la cadena de comercialización y distribución, en todos los casos cualquiera fuere el soporte o el medio utilizado para su difusión, excepto los servicios de distribución, clasificación, reparto y/o devolución de diarios, revistas y publicaciones periódicas que sean prestados a sujetos cuya actividad sea la producción editorial.

ARTÍCULO 91.- Incórporase, con efecto para los importes cuyo derecho a cómputo se genere a partir del 1° de enero de 2019, inclusive, como tercer artículo sin número a continuación del artículo 24 de la Ley de Impuesto al Valor Agregado (t.o. 1997) y sus modificaciones, el siguiente:

Artículo...- Los sujetos cuya actividad sea la prestación de servicios de radiodifusión televisiva abierta o por suscripción mediante vínculo físico y/o radioeléctrico, de radiodifusión sonora, señales cerradas de televisión, las empresas editoras de diarios, revistas, publicaciones periódicas o ediciones periodísticas digitales de información en línea y los distribuidores de esas empresas editoras, podrán computar como crédito fiscal del gravamen, las contribuciones patronales sobre la nómina salarial del personal afectado a dichas actividades, devengadas en el período fiscal y efectivamente abonadas al momento de presentación de la declaración jurada del tributo, establecidas en el artículo 2º del Decreto 814 del 20 de junio de 2001 y sus modificaciones, en el monto que exceda al que corresponda computar de acuerdo con lo dispuesto en el segundo párrafo del inciso d) del artículo 173 de la ley 27.430. En el supuesto que el ingreso de ese monto se realice con posterioridad al momento indicado, se podrá computar en la declaración jurada correspondiente al período fiscal en que se hubiera efectuado el pago de las contribuciones.

A los efectos previstos en este artículo, no resultará de aplicación lo dispuesto en el artículo 13 de esta ley. No obstante, cuando las remuneraciones que originen las contribuciones patronales susceptibles de ser computadas como crédito fiscal, en virtud de lo establecido precedentemente, se relacionen en forma indistinta con otras actividades no comprendidas en el párrafo anterior, los importes de tales contribuciones estarán sujetos al procedimiento indicado en el artículo 13, al sólo efecto de determinar la proporción atribuible a las comprendidas en este artículo.

Los montos de las referidas contribuciones patronales deberán computarse como crédito fiscal en el impuesto al valor agregado hasta el monto del débito fiscal del período de que se trate, antes de computar los restantes créditos fiscales que correspondieren, no pudiendo generar saldo a favor del contribuyente a que se refiere el primer párrafo del artículo 24 de esta ley. Tampoco serán deducibles a los efectos de la determinación del Impuesto a las Ganancias.

ARTÍCULO 92.- Sustitúyese el texto del artículo incorporado a continuación del artículo 28 de la Ley de Impuesto al Valor Agregado (t.o. 1997) y sus modificaciones, por el siguiente:

Artículo...- Tratándose de sujetos cuya actividad sea la producción editorial, las locaciones de espacios publicitarios en diarios, revistas y publicaciones periódicas, estarán alcanzadas por la alícuota que, según el supuesto de que se trate, se indica a continuación:

Importe de facturación de los doce (12) meses calendario, sin incluir el impuesto al valor agregado	Alícuota
Igual o inferior a $ 252.000.000	10,5%
Superior a $ 252.000.000	21,0%

Tratándose de sujetos cuya actividad sean las ediciones periodísticas digitales de información en línea, estarán alcanzadas por la alícuota que, según el supuesto de que se trate, se indica a continuación:

Importe de facturación de los doce (12) meses calendario, sin incluir el impuesto al valor agregado	Alícuota
Igual o inferior a $ 63.000.000	5%
Superior a $ 63.000.000 e igual o inferior a $ 252.000.000	10,5%
Superior a $ 252.000.000	21,0%

A los fines de la aplicación de las alícuotas indicadas precedentemente, los sujetos indicados en los párrafos precedentes deberán, a la finalización de cada cuatrimestre calendario, considerar los montos de facturación de los últimos DOCE (12) meses calendario inmediatos anteriores, sin incluir el impuesto al valor agregado, y en función de ello, determinar la alícuota correspondiente, la que resultará de aplicación por períodos cuatrimestrales calendario.

Se entenderá por montos de facturación, a los efectos del párrafo anterior, a la facturación total del sujeto pasivo.

La alícuota que resulte de aplicación a los sujetos indicados en el primer párrafo para la locación de espacios publicitarios, determinada conforme a lo allí previsto, alcanza, asimismo, a los montos facturados que obtengan todos los sujetos intervinientes en el proceso comercial, independientemente de su nivel de facturación, solo por dichos conceptos y en tanto provengan del mismo.

En el caso de iniciación de actividades, durante los CUATRO (4) primeros períodos fiscales desde dicha iniciación, los sujetos pasivos del gravamen comprendidos en este artículo determinarán la alícuota del tributo mediante una estimación razonable de los montos de facturación anual.

Transcurrido los referidos CUATRO (4) períodos fiscales, deberán proceder a anualizar la facturación correspondiente a dicho período, a los fines de determinar la alícuota que resultará aplicable para las actividades indicadas a partir del quinto período fiscal posterior al de iniciación de actividades, inclusive, de acuerdo con las cifras obtenidas. Dicha anualización procederá en la medida que el período indicado coincida con la finalización del período cuatrimestral calendario completo. De no resultar tal coincidencia, se mantendrá la alícuota determinada conforme el párrafo anterior hasta la finalización del cuatrimestre calendario inmediato siguiente.

La anualización de la facturación continuará, efectuándose a la finalización de cada cuatrimestre calendario, considerando los períodos fiscales transcurridos hasta el inmediato anterior al inicio del cuatrimestre de que se trate, inclusive, hasta tanto hayan transcurrido DOCE (12) períodos fiscales contados desde el inicio de la actividad.

El monto de facturación indicado en el primer párrafo del presente artículo se actualizará conforme la variación operada en el límite de ventas totales anuales aplicables a las medianas empresas del "Tramo 2" correspondientes al sector "servicios", en los términos del artículo 2° de la ley 24.467 y sus modificatorias, y sus normas reglamentarias y complementarias.

Los servicios de distribución, clasificación, reparto y/o devolución de diarios, revistas y publicaciones periódicas que sean prestados a sujetos cuya actividad sea la producción editorial estarán alcanzados por la alícuota equivalente al cincuenta por ciento (50%) de la establecida en el primer párrafo del artículo 28 de la presente.

ARTÍCULO 93.- Sustitúyese, con efecto para los importes cuyo derecho a cómputo se genere a partir del 1° de enero de 2019, inclusive, el artículo 50 de la Ley de Impuesto al Valor Agregado (t.o. 1997) y sus modificaciones, por el siguiente:

Artículo 50.- Los sujetos que realicen la impresión y/o producción editorial de libros, folletos e impresos similares, o de diarios, revistas y publicaciones periódicas, así como de ediciones periodísticas digitales de información en línea y sus distribuidores, todos estos en la medida que resulten comprendidos en la exención del inciso a) del artículo 7°, podrán computar contra el impuesto al valor agregado que en definitiva adeudaren por sus operaciones gravadas, el impuesto al valor agregado que les hubiera sido facturado por compra, fabricación, elaboración o importación definitiva de bienes -excepto automóviles-, y por las obras, locaciones y/o prestaciones de servicios -incluidas las prestaciones a que se refieren los incisos d) y e) del artículo 1° y el artículo sin número incorporado a continuación del artículo 4° y que hayan destinado efectivamente a las operaciones abarcadas por la referida exención, o a cualquier etapa en su consecución, en la medida que esté vinculado a ellas, y no hubiera sido ya utilizado por el responsable.

Si lo dispuesto en el párrafo precedente no pudiera realizarse o sólo se efectuara parcialmente, el saldo resultante les será acreditado contra otros impuestos a cargo de la ADMINISTRACIÓN FEDERAL DE INGRESOS PÚBLICOS o, en su defecto, les será devuelto o se permitirá su transferencia a favor de terceros responsables, en los términos del segundo párrafo del artículo 29 de la ley 11.683 (t.o 1998) y sus modificaciones, en la forma, plazos y condiciones que a tal efecto disponga esa Administración Federal.

En el caso de que se conceda la acreditación contra otros impuestos, ésta no podrá realizarse contra obligaciones derivadas de la responsabilidad sustitutiva o solidaria por deudas de terceros, o de la actuación del beneficiario como agente de retención o de percepción. Tampoco será aplicable dicha acreditación contra gravámenes con destino exclusivo al financiamiento de fondos con afectación específica o de los recursos de la seguridad social.

Esa acreditación, devolución o transferencia procederá hasta el límite que surja de aplicar sobre el monto de las operaciones amparadas por la franquicia del inciso a) del artículo 7°, realizadas en cada período fiscal, la alícuota prevista en el primer párrafo del artículo 28, pudiendo el excedente trasladarse a los períodos fiscales siguientes, teniendo en cuenta, para cada uno de ellos, el mencionado límite máximo aplicable.

El cómputo del impuesto facturado por bienes, obras, locaciones y servicios a que se refiere el primer párrafo de este artículo se determinará de acuerdo con las restantes disposiciones de esta ley que no se opongan a estas previsiones. La ADMINISTRACIÓN FEDERAL DE INGRESOS PÚBLICOS establecerá el modo en que deberá encontrarse exteriorizado el gravamen para que resulte procedente el régimen aquí previsto.

ARTÍCULO 94.- Las modificaciones introducidas por los artículos 90 y 92 surtirán efecto respecto de los hechos imponibles que se perfeccionen a partir del 1° de enero de 2019.

ARTÍCULO 95.- Incorpóranse, con efectos para los hechos imponibles que se perfeccionen a partir del 1° de enero de 2019, inclusive, al inciso a) del cuarto párrafo del artículo 28 de la Ley de Impuesto al Valor Agregado, t.o. en 1997 y sus modificaciones, los siguientes puntos:

8. Residuos sólidos resultantes de la extracción industrial de aceite de soja, definidos en la Norma XIX de la Resolución 1075 del 12 de diciembre de 1994 de la ex Secretaria de Agricultura, Ganaderia y Pesca, sus modificatorias y complementarias, como así también cualquier otro residuo o producto sólido resultante del procesamiento industrial del grano de soja, en ambos casos, cualquiera fuere su forma comercial (expellers, pellets, tortas, harinas, granulado, etc.).

9. Granos de soja desnaturalizados, desactivados, tostados, quebrados, cualquier producto originado del cernido y limpieza obtenido de los granos de soja, cáscara o cascarilla de soja, cualquier tipo de mezcla de los productos citados precedentemente, cualquiera fuere su forma comercial.

CAPÍTULO XII

Del programa de vivienda social

ARTÍCULO 96.- Están exentos del impuesto al valor agregado los trabajos previstos en el inciso a) del artículo 3° de la Ley de Impuesto al Valor Agregado (t.o. 1997) y sus modificaciones, que efectúen las empresas ejecutoras de obra, destinados a vivienda social, excluidos los realizados sobre construcciones preexistentes que no constituyan obras en curso, y las obras comprendidas en el inciso b) del mismo artículo destinadas a vivienda social.

Será considerada "vivienda social" aquella que sea parte de un proyecto inmobiliario y esté concebida para personas de ingresos medios o bajos en los términos que defina el MINISTERIO DEL INTERIOR, OBRAS PÚBLICAS Y VIVIENDA por un valor máximo de venta por unidad de vivienda de CIENTO CUARENTA MIL (140.000) unidades de valor adquisitivo (UVA) y que cumpla con los demás requisitos y condiciones que establezca el citado ministerio. Este último podrá establecer valores máximos de venta diferenciales en función de zonas desfavorables o de riesgo sísmico.

Se entenderá por "empresas ejecutoras de obra" a los sujetos autorizados por el MINISTERIO DEL INTERIOR, OBRAS PÚBLICAS Y VIVIENDA para realizar la construcción del proyecto inmobiliario.

Estas disposiciones estarán limitadas a los trabajos y obras que se encuentren comprendidos en los alcances del inciso a) del artículo 2° del decreto 1230 del 30 de octubre de 1996 y que reúnan, a su vez, las características

señaladas en los párrafos anteriores, no resultando aplicables a las operaciones mencionadas en los incisos b) y c) del mismo artículo, excepto por lo dispuesto en el párrafo siguiente.

Se encontrarán alcanzados por esta exención los trabajos que efectúen directamente o a través de terceros las empresas ejecutoras de obra que consistan en la realización de obras de infraestructura complementarias de barrios destinados a viviendas sociales en los términos de este artículo y en la proporción en la que estén directamente afectadas a éstas, como las redes cloacales, eléctricas, de provisión de agua corriente y la pavimentación de calles y demás obras de infraestructura que sean estrictamente necesarias para tal destino conforme a las pautas que podrá disponer el MINISTERIO DEL INTERIOR, OBRAS PÚBLICAS Y VIVIENDA en función a las características de los proyectos.

ARTÍCULO 97.- Los sujetos que realicen los trabajos u obras comprendidos en la exención dispuesta en el artículo anterior podrán computar contra el impuesto al valor agregado que en definitiva adeudaren por sus operaciones gravadas, el impuesto al valor agregado que les hubiera sido facturado por compra, fabricación, elaboración o importación definitiva de bienes -excepto automóviles-, y por las obras, locaciones y/o prestaciones de servicios -incluidas las prestaciones a que se refieren el inciso d) del artículo 1° y el artículo sin número incorporado a continuación del artículo 4° de la Ley de Impuesto al Valor Agregado (t.o. 1997) y sus modificaciones- y que hayan destinado efectivamente a tales trabajos u obras o a cualquier etapa en su consecución, en la medida en que esté vinculado al trabajo o a la obra y no hubiera sido ya utilizado por el responsable.

Si lo dispuesto en el párrafo precedente no pudiera realizarse o sólo se efectuara parcialmente, el saldo resultante les será acreditado contra otros impuestos o, en su defecto, les será devuelto en la forma, plazos y condiciones que a tal efecto disponga la ADMINISTRACIÓN FEDERAL DE INGRESOS PÚBLICOS.

En el caso de que se conceda la acreditación contra otros impuestos, ésta no podrá realizarse contra obligaciones derivadas de la responsabilidad sustitutiva o solidaria por deudas de terceros, o de la actuación del beneficiario como agente de retención o de percepción. Tampoco será aplicable dicha acreditación contra gravámenes con destino exclusivo al financiamiento de fondos con afectación específica o de los recursos de la seguridad social.

El cómputo del impuesto facturado por bienes, obras, locaciones y servicios a que se refiere el primer párrafo de este artículo se determinará de acuerdo con las disposiciones de la Ley de Impuesto al Valor Agregado (t.o. 1997) y sus modificaciones, que no se opongan a las presentes.

El tratamiento previsto en este artículo será de aplicación una vez que los trabajos u obras comprometidos tengan principio efectivo de ejecución, en los términos que defina el MINISTERIO DEL INTERIOR, OBRAS PÚBLICAS Y VIVIENDA.

A su vez, dicho cómputo, acreditación o devolución sólo procederá hasta el límite del DIEZ POR CIENTO (10%) del valor de venta que se haya asignado a la unidad de vivienda multiplicado por el grado de avance que haya tenido la inversión desde la última compensación practicada o solicitud de acreditación o devolución formalizada, sin que la suma que exceda el referido tope pueda trasladarse a períodos fiscales futuros. De no conocerse, en ese momento, el referido valor de venta -expresado en moneda-, éste será determinado considerando el valor de las UVA que corresponda al último día del período fiscal inmediato anterior a aquél en que se practique la compensación o se

formalice la solicitud de acreditación o devolución.

La acreditación o devolución previstas en este artículo operarán con un límite máximo para el año calendario 2019 de PESOS DOS MIL QUINIENTOS MILLONES ($ 2.500.000.000). Para los años siguientes, será fijado en la ley de Presupuesto General de la administración nacional. El orden de prelación para la distribución del referido límite máximo se determinará de acuerdo con la fecha de aprobación de cada uno de los proyectos.

ARTÍCULO 98.- Invítase a las provincias para que establezcan exenciones en el impuesto de sellos y en el impuesto sobre los ingresos brutos y promuevan que sus municipios otorguen incentivos tributarios, en el marco de este programa.

ARTÍCULO 99.- Las disposiciones de los artículos 96 y 97 de la presente ley surtirán efectos para los hechos imponibles que se perfeccionen a partir del 1° de enero de 2019, inclusive, por obras o trabajos correspondientes a proyectos inmobiliarios que, a esa fecha, no se encuentren iniciados o cuenten con un grado de avance total que no supere el VEINTICINCO POR CIENTO (25%), siempre que, en ambos casos, el proyecto inmobiliario se encuentre finalizado dentro del plazo de CUARENTA Y OCHO (48) meses calendario contados desde la fecha señalada.

A su vez, tales disposiciones resultarán aplicables hasta una cantidad máxima de SESENTA MIL (60.000) unidades de vivienda, no pudiendo acordarse a una cantidad mayor a TRES MIL (3.000) unidades para las obras y trabajos iniciados con anterioridad al 1° de enero de 2019. En estos últimos casos, lo establecido en el artículo 97 de esta ley será de aplicación respecto de los importes cuyo derecho a cómputo se genere a partir de la fecha indicada, inclusive, sin que deba reintegrarse el impuesto al valor agregado que por las obras o trabajos comprendidos se hubiera computado oportunamente como crédito.

El MINISTERIO DEL INTERIOR, OBRAS PÚBLICAS Y VIVIENDA dispondrá los términos en los que deberá medirse el grado de avance a los fines indicados y será el encargado de notificar a los sujetos que realicen los hechos imponibles comprendidos en el artículo 96 de la presente ley si las unidades que formaren parte del proyecto se encontrasen incluidas, en su totalidad o en alguna medida, dentro de la referida cantidad máxima.

CAPÍTULO XIII

Otras disposiciones

ARTÍCULO 100.- Derógase el artículo 27 de la ley 11.672, Complementaria Permanente de Presupuesto (t.o. 2014).

ARTÍCULO 101.- Incorpórase como segundo párrafo del artículo 15 del decreto 1382 del 9 de agosto de 2012, el siguiente:

Los saldos de dichos recursos no utilizados al cierre de cada ejercicio por las jurisdicciones o entidades a las que se refiere el párrafo precedente se transferirán a ejercicios subsiguientes.

ARTÍCULO 102.- Dispónese la activación en jurisdicción de la Comisión Nacional de Actividades Espaciales (CONAE) de los bienes resultantes de la aplicación de los fondos transferidos por el Tesoro nacional en el período

2013 a 2018 a Veng Sociedad Anónima, para la ejecución de los proyectos previstos en el Plan Espacial Nacional.

Autorízase a la Comisión Nacional de Actividades Espaciales (CONAE) para que aplique parte de esos bienes como aportes de capital a Veng Sociedad Anónima.

ARTÍCULO 103.- Los remanentes de los recursos originados en la prestación de servicios adicionales, cualquiera fuera su modalidad, cumplimentados por la Gendarmería Nacional y por la Prefectura Naval Argentina, podrán ser incorporados a los recursos del ejercicio siguiente del Servicio Administrativo Financiero 375 - Gendarmería Nacional y del Servicio Administrativo Financiero 380 - Prefectura Naval Argentina, respectivamente, para el financiamiento del pago de todos los gastos emergentes de la cobertura de ambos servicios.

ARTÍCULO 104.- Determínase el valor del módulo electoral establecido en el artículo 68 bis de la ley 26.215 en la suma de PESOS TRECE COMA CINCUENTA CENTAVOS ($ 13.50).

ARTÍCULO 105.- Exceptúase de lo dispuesto en los artículos 7° y 10 de la ley 23.928 y sus modificatorias, a los contratos de leasing sobre bienes muebles registrables y a los préstamos con garantía prendaria, a los que podrá aplicárseles el coeficiente de estabilización de referencia (CER) contemplado en el artículo 4° del decreto 214 del 3 de febrero de 2002.

Los contratos y préstamos podrán denominarse en unidades de valor adquisitivo actualizables por el CER- ley 25.827 (UVA).

ARTÍCULO 106.- El resultado que se origine como consecuencia de la condonación de las deudas de empresas beneficiarias del Régimen de Promoción Industrial, establecida por el artículo 116 bis de la ley 11.672, Complementaria Permanente de Presupuesto (t.o. 2014), no está alcanzado por las disposiciones de la Ley de Impuesto a las Ganancias (t.o. 1997) y sus modificaciones.

ARTÍCULO 107.- Establécese que la Obra Social del Servicio Penitenciario Federal estará sometida al régimen de administración financiera establecido para las entidades integrantes del sector público Nacional en los términos del inciso c) del artículo 8° de la ley 24.156 y sus modificaciones.

ARTÍCULO 108.- Facúltase al jefe de Gabinete de Ministros a incorporar en el ámbito de la Secretaría de Gobierno de Agroindustria del MINISTERIO DE PRODUCCIÓN Y TRABAJO, los recursos provenientes de los aportes voluntarios de las compañías aseguradoras al Programa de Sustentabilidad Ambiental y Seguros (PROSAS), y, si los hubiese, los recursos de igual procedencia remanentes de ejercicios anteriores. Ellos serán destinados a promover inversiones en nuevos emprendimientos forestales y en las ampliaciones de los bosques existentes que se efectúen en el marco de lo dispuesto en la ley 25.080 de Inversiones para Bosques Cultivados.

ARTÍCULO 109.- Dispónese que los recursos del Programa de Sustentabilidad Ambiental y Seguros (PROSAS) creado por medio de la Resolución Conjunta N° 1 de la Superintendencia de Seguros de la Nación y del entonces MINISTERIO DE AGROINDUSTRIA del 12 de junio de 2018, serán tratados de forma análoga a los del Seguro Colectivo de Vida Obligatorio creado por decreto 1567 del 20 de noviembre de 1974.

ARTÍCULO 110.- Facúltase al PODER EJECUTIVO NACIONAL por el Ejercicio 2019 a disponer planes de retiro voluntario para el personal que reviste en los organismos incluidos en el artículo 8° de la ley 24.156 y sus modificaciones, en cualquiera de sus modalidades. El personal que acceda al beneficio no podrá ser reemplazado y su solicitud podrá ser rechazada por razones de servicio fundadas en requerimientos de dotación, según determine la Secretaría de Gobierno de Modernización de la Jefatura de Gabinete de Ministros.

ARTÍCULO 111.- Exímese del pago de los derechos de importación y de las prohibiciones e intervenciones previas a la importación según la ley 22.415 (Código Aduanero) y sus modificaciones que apliquen a las importaciones para consumo de material para uso ferroviario, material rodante en sus diversas formas, maquinaria y vehículos para mantenimiento, control y trabajos de rehabilitación de vías, contenedores, sistemas de señalamiento, sistemas de frenado y sus componentes y partes, puertas y portones automáticos, transformadores, rectificadores, celdas, interruptores, cables, hilo de contacto de catenaria, tercer riel, soportería, catenaria rebatible y demás materiales necesarios para el tendido eléctrico ferroviario, materiales para uso en estaciones ferroviarias, aparatos de vía, fijaciones, rieles, equipos y sistemas de computación y comunicación para uso ferroviario, herramientas y maquinaria para uso en vías, talleres y depósitos ferroviarios, de los repuestos, insumos y componentes que estén directa o indirectamente relacionados con esas mercaderías, que estén destinados a proyectos de inversión para el fortalecimiento y mejoramiento del sistema de transporte ferroviario de pasajeros y de cargas, que sean adquiridos por el Estado nacional, las Provincias, la Ciudad Autónoma de Buenos Aires, la Administración de Infraestructuras Ferroviarias S.E. (C.U.I.T. N° 30-71069599-3), Operadora Ferroviaria S.E. (C.U.I.T. N° 30-71068177-1), Belgrano Cargas y Logística S.A. (C.U.I.T. N° 30-71410144-3), Subterráneos de Buenos Aires S.E. (C.U.I.T. 30-54575831-4) o Ferrocarriles Argentinos S.E. (C.U.I.T. N° 30-71525570-3).

Los bienes comprendidos en el párrafo anterior estarán exentos del impuesto establecido por la Ley de Impuesto al Valor Agregado (t.o. 1997) y sus modificaciones.

La mercadería importada con los beneficios establecidos por este artículo no podrá transferirse a terceros diferentes de los individualizados en el artículo 8° de la ley 24.156 y sus modificaciones por el término de CINCO (5) años contados a partir de la fecha de su libramiento a plaza y deberá afectarse exclusivamente al destino tenido en cuenta para el otorgamiento de los beneficios aquí conferidos, lo que deberá ser acreditado ante la Subsecretaría de Transporte Ferroviario, dependiente de la Secretaría de Gestión de Transporte del MINISTERIO DE TRANSPORTE, cada vez que ésta lo requiera.

Estos beneficios regirán para mercadería nueva o usada que sea embarcada hasta el 31 de diciembre de 2019, inclusive, y sólo serán aplicables si la industria nacional no estuviera en condiciones de proveerlas, sobre lo cual deberá expedirse el MINISTERIO DE PRODUCCIÓN Y TRABAJO.

ARTÍCULO 112.- Exímese del pago de los derechos de importación, de las tasas por servicios portuarios, aeroportuarios, de estadística y de comprobación que gravan la importación de bienes de capital y de bienes para consumo - y sus repuestos - que sean adquiridos por Empresa Argentina de Navegación Aérea S.E. (C.U.I.T. 30-71515195-9) o Intercargo S.A.C. (C.U.I.T. 30-53827483-2). Esas importaciones estarán también exentas del impuesto establecido por la Ley de Impuesto al Valor Agregado (t.o. 1997) y sus modificaciones. Estas exenciones sólo serán aplicables si las mercaderías fueren nuevas y la industria nacional no estuviere en condiciones de

proveerlas, sobre lo cual deberá expedirse el MINISTERIO DE PRODUCCIÓN Y TRABAJO.

Exímese del pago del derecho de importación, de las tasas por servicios portuarios, aeroportuarios, de estadística y de comprobación que gravan el mayor valor que, al momento de su reimportación, tengan las mercaderías que haya exportado temporalmente Intercargo S.A.C. o Empresa Argentina de Navegación Aérea S.E. a los efectos de su reparación en el exterior.

Todos los beneficios dispuestos en este artículo regirán hasta el 31 de diciembre de 2019, inclusive.

ARTÍCULO 113.- Exímese del pago de los derechos de importación que gravan las importaciones para consumo de material portuario -balizas, boyas y demás instrumentos de señalamiento, materiales de defensa de costas y muelles-, de los repuestos directamente relacionados con dichas mercaderías, destinados a proyectos de inversión para el fortalecimiento y mejoramiento del sistema portuario de pasajeros y de cargas, que sean adquiridos por el Estado nacional, las provincias, la Ciudad Autónoma de Buenos Aires y la Administración General de Puertos S.E. (C.U.I.T. N° 30-54670628-8). Estas importaciones estarán también exentas del impuesto establecido por la Ley de Impuesto al Valor Agregado (t.o. 1997) y sus modificaciones.

Estas exenciones sólo serán aplicables si las mercaderías fueren nuevas y la industria nacional no estuviere en condiciones de proveerlas, sobre lo cual deberá expedirse el MINISTERIO DE PRODUCCIÓN Y TRABAJO. Los beneficios aquí dispuestos regirán hasta el 31 de diciembre de 2019, inclusive.

ARTÍCULO 114.- Declárанse de utilidad pública y sujetos a expropiación los bienes inmuebles, muebles y servidumbres que se requieran inmediata o diferidamente para el proyecto de participación público privada "Renovación y Mejoramiento de Vías Bahía Blanca – Añelo – Provincias Buenos Aires, Río Negro y Neuquén", según la delimitación que realice el PODER EJECUTIVO NACIONAL a través del MINISTERIO DE TRANSPORTE, con base a los planos descriptivos, informes técnicos y otros elementos necesarios para su determinación.

Facúltase para actuar como sujeto expropiante a la Administración de Infraestructuras Ferroviarias Sociedad del Estado (C.U.I.T. N° 30-71069599-3) en los términos de la ley 21.499.

Las erogaciones que demanden las expropiaciones serán atendidas con los recursos previstos en las respectivas leyes de presupuesto general de la administración nacional, en el artículo 6° de la ley 26.352 y/o en los contratos de participación público privada según la ley 27.328.

ARTÍCULO 115.- Derógase el último párrafo del artículo 5° del decreto 652 del 19 de abril de 2002 y déjanse sin efecto los convenios suscriptos entre la ex Secretaría de Transporte y las jurisdicciones provinciales, por aplicación de esta norma.

Facúltase al PODER EJECUTIVO NACIONAL, a través del MINISTERIO DE TRANSPORTE, a designar beneficiarios en el marco del fideicomiso creado mediante el decreto 976 del 31 de julio de 2001.

ARTÍCULO 116.- Los recursos provenientes del Fondo Nacional de la Energía Eléctrica creado por las leyes 15.336 y 24.065 y los indicados en el inciso c) del artículo 20 del título III de la ley 23.966, no formarán parte del

Presupuesto General de la administración nacional.

La totalidad de la recaudación originada por los mencionados recursos será depositada en las cuentas recaudadoras vigentes de la autoridad de aplicación de las leyes 15.336 y 24.065, con afectación específica al cumplimiento de los fines establecidos por las citadas leyes, sus modificatorias y complementarias, y distribuidos entre las provincias a través de coeficientes elaborados por el Consejo Federal de la Energía Eléctrica (C.F.E.E.).

ARTÍCULO 117.- Exímese del impuesto sobre los combustibles líquidos y del impuesto al dióxido de carbono, previsto en el capítulo I del título III de la ley 23.966 (texto actualizado por ley 27.430) a las importaciones de gasoil y diesel oil y su venta en el mercado interno, realizadas durante el año 2019, a los fines de compensar los picos de demanda de tales combustibles, que no pudieran ser satisfechos por la producción local, destinados al abastecimiento del mercado de generación eléctrica.

Autorízase a importar bajo el presente régimen para el año 2019, el volumen de UN MILLÓN DOSCIENTOS MIL METROS CÚBICOS (1.200.000 m3), conforme la evaluación de su necesidad y autorización previa realizada por el MINISTERIO DE HACIENDA.

El PODER EJECUTIVO NACIONAL, a través de los organismos que estime corresponder, distribuirá el cupo de acuerdo con la reglamentación que dicte al respecto, debiendo remitir al Honorable Congreso de la Nación, en forma trimestral, el informe pertinente que deberá contener indicación de los volúmenes autorizados por la empresa y condiciones de suministro.

En los aspectos no reglados por el presente régimen, serán de aplicación supletoria y complementaria, las disposiciones de la ley 26.022.

ARTÍCULO 118.- Decláranse extinguidas las deudas de saldo de precio en operaciones de venta de viviendas y/o lotes de terreno destinados a viviendas, efectuadas por organismos del Estado nacional o ex empresas estatales, que resulten anteriores al 31 de diciembre de 1998, en el marco de normativas vigentes a la fecha de su celebración.

ARTÍCULO 119.- Sustitúyese el artículo 6° de la ley 24.464, por el siguiente:

Artículo 6°.- Los recursos del Fondo Nacional de la Vivienda serán destinados a financiar total o parcialmente la compra y/o construcción de viviendas, obras de urbanización, infraestructura, servicios y equipamiento comunitario y la compra del terreno en el cual se emplacen esas viviendas; quedando facultados los organismos ejecutores en materia de vivienda en cada jurisdicción, para el dictado de normas, tendientes al cumplimiento del destino impuesto. Asimismo, estos recursos podrán utilizarse como garantía de préstamos y/o contraparte de financiamiento siempre que estén destinados a los fines de esta ley.

ARTÍCULO 120.- Sustitúyese el artículo 7° de la ley 24.464, el que quedará redactado de la siguiente forma:

Artículo 7°.- Del total de los recursos que recibe cada jurisdicción no podrán destinar más del TREINTA POR CIENTO (30%) a la construcción de obras de infraestructura, servicios y equipamientos, y a la compra de terrenos

en la cuenta global anual.

ARTÍCULO 121.- A los fines presupuestarios, los recursos del Fondo de Garantía de Sustentabilidad del Sistema Integrado Previsional Argentino (FGS) destinados al pago del Programa Nacional de Reparación Histórica para Jubilados y Pensionados, aprobado por la ley 27.260, serán registrados como un recurso de capital de la Administración Nacional de la Seguridad Social, conforme la reglamentación que dicte la Secretaría de Hacienda del MINISTERIO DE HACIENDA.

ARTÍCULO 122.- El Banco de la Nación Argentina (BNA) transferirá durante el Ejercicio 2019 al Tesoro nacional hasta la suma de PESOS QUINCE MIL MILLONES ($ 15.000.000.000) de sus utilidades, en forma adicional a lo previsto en el artículo 5° de su Carta Orgánica, aprobada por la ley 21.799 y sus modificatorias.

ARTICULO 123.- Establécese para el Ejercicio 2019 una asignación de PESOS CUATRO MIL MILLONES ($ 4.000.000.000) a favor de la provincia de La Rioja, y de PESOS DOSCIENTOS CUARENTA MILLONES ($ 240.000.000) a favor de los municipios de la mencionada provincia. De este último monto la suma de PESOS CIENTO VEINTE MILLONES ($ 120.000.000) se destinará a la ciudad de La Rioja y el monto restante se distribuirá entre el resto de los municipios de la provincia de acuerdo al siguiente criterio:

a) SESENTA POR CIENTO (60%) conforme al índice de Necesidades Básicas Insatisfechas y;

b) CUARENTA POR CIENTO (40%) de acuerdo a la población.

Facúltase al jefe de Gabinete de Ministros a efectuar las modificaciones presupuestarias necesarias a fin de dar cumplimiento a este artículo.

Dispónese que el CIEN POR CIENTO (100%) de las sumas mencionadas en el primer párrafo serán transferidas en DOCE (12) cuotas mensuales y equivalentes.

ARTÍCULO 124.- Instrúyese al PODER EJECUTIVO NACIONAL a impulsar los actos que sean necesarios para que, a partir del 1° de enero de 2019, las distribuidoras eléctricas Empresa Distribuidora Norte S.A. (Edenor) y Empresa Distribuidora Sur S.A. (Edesur) pasen a estar sujetas a la jurisdicción de la Provincia de Buenos Aires y de la Ciudad Autónoma de Buenos Aires.

Una vez que se efectivice lo contemplado en el párrafo anterior, el Ente Nacional Regulador de la Electricidad (ENRE) creado por el artículo 54 de la ley 24.065 mantendrá sus funciones y facultades en todo aquello que no esté vinculado al servicio público de distribución de energía eléctrica.

ARTÍCULO 125.- Créase el Fondo de Compensación al transporte público de pasajeros por automotor urbano del interior del país, por la suma de PESOS SEIS MIL QUINIENTOS MILLONES ($ 6.500.000.000), para compensar los desequilibrios financieros que pudieren suscitarse a raíz de las modificaciones producidas por aplicación del artículo 115 de la presente ley, de la siguiente manera:

a) Asígnense PESOS CINCO MIL MILLONES ($ 5.000.000.000) a aquellas jurisdicciones que no son beneficiarias de la compensación por atributo social interior, comprometiéndose las provincias a asegurar a todos los municipios

comprendidos en sus respectivas jurisdicciones, sean estos beneficiarios o no de la compensación por atributo social interior, como mínimo un monto igual al CINCUENTA POR CIENTO (50%) de las compensaciones abonadas por el Estado nacional tanto a través del Sistema Integrado de Transporte Automotor (SISTAU) y su Compensación Complementaria Provincial (CCP), como asimismo en concepto de combustible, durante el período anual 2018. La distribución de este fondo se realizará de acuerdo a la participación de cada una de las jurisdicciones, sin considerar los montos liquidados en el marco de la compensación por atributo social, respecto del total de compensaciones abonadas por el Estado nacional a la totalidad de dichas jurisdicciones en el año 2018. El MINISTERIO DE TRANSPORTE DE LA NACIÓN será el encargado de dictar toda la normativa reglamentaria y aclaratoria que resulte pertinente;

b) Asígnense PESOS UN MIL QUINIENTOS MILLONES ($ 1.500.000.000) con el objeto de brindar un marco transicional que tienda a compensar posibles desequilibrios financieros a aquellas jurisdicciones que reciben al 31 de diciembre de 2018 compensaciones por parte del Estado nacional. El MINISTERIO DE TRANSPORTE DE LA NACIÓN será el encargado de establecer los criterios de asignación y distribución de dicho fondo, como asimismo toda la normativa reglamentaria que resulte menester.

Facúltase al jefe de Gabinete de Ministros a realizar las adecuaciones presupuestarias necesarias para la conformación de este fondo.

CAPÍTULO XIV

Contribución especial sobre el capital de cooperativas y mutuales con actividades financieras y/o de seguros

ARTÍCULO 126.- Establécese una contribución especial sobre el capital de cooperativas y mutuales que desarrollen actividades financieras y de seguros, que se regirá por el siguiente texto:

Hecho imponible. Vigencia

Artículo 1°.- Establécese en todo el territorio de la Nación una contribución especial que regirá por los CUATRO (4) primeros ejercicios fiscales que se inicien a partir del 1° de Enero de 2019, y que recaerá sobre el capital de las entidades comprendidas en el artículo 2° que tengan por objeto principal la realización de actividades de ahorro, de crédito y/o financieras, de seguros y/o reaseguros.

Sujetos

Artículo 2°.- Son sujetos pasivos de la contribución las cooperativas regidas por la ley 20.337 y sus modificaciones y las mutuales reguladas por la ley 20.321 y sus modificaciones, que tengan por objeto la realización de las actividades mencionadas en el artículo 1°, cualquiera sea la modalidad que adopten para desarrollarlas.

Exenciones

Artículo 3°.- Estarán exentos del impuesto:

a) Los bienes situados en la provincia de Tierra del Fuego, Antártida e Islas del Atlántico Sur, en las condiciones previstas por la ley 19.640;

b) Las participaciones sociales en otras entidades alcanzadas por la presente contribución;

c) El capital calculado de acuerdo con las disposiciones del artículo siguiente por un importe total de hasta PESOS CINCUENTA MILLONES ($ 50.000.000).

Base Imponible

Artículo 4°.- El capital de las cooperativas y mutuales alcanzado por la presente contribución, surgirá de la diferencia entre el activo y pasivo tanto del país como del exterior, al cierre de cada período fiscal, valuados de acuerdo con las disposiciones previstas en los artículos 8° y 12 de la ley 23.427 y sus modificaciones, y las que al respecto establezca la reglamentación, al que se le detraerá el monto establecido en el inciso c) del artículo anterior.

Los sujetos de este impuesto podrán computar como pago a cuenta las sumas efectivamente pagadas en el exterior por gravámenes similares al presente que consideren como base imponible el capital o los bienes en forma global. Este crédito sólo podrá computarse hasta el incremento de la obligación fiscal originado por la incorporación del capital situado en el exterior.

Alícuotas

Artículo 5°.- La contribución especial surgirá de aplicar la tasa del CUATRO POR CIENTO (4%) sobre la base imponible determinada por el artículo anterior. Cuando dicha base supere los CIEN MILLONES DE PESOS ($ 100.000.000), la alícuota será del SEIS POR CIENTO (6%).

Artículo 6°.- Las entidades cooperativas podrán computar como pago a cuenta de este gravamen, el importe que hubieran ingresado por el mismo ejercicio, en concepto de la Contribución Especial sobre el Capital de las Cooperativas creada por la ley 23.427 y sus modificaciones.

Artículo 7°.- A los efectos del presente gravamen no será de aplicación la exención establecida en el artículo 29 de la ley 20.321 y sus modificaciones.

Artículo 8°.- Serán de aplicación supletoria las normas del Título III de la ley 23.427 y sus modificaciones y su reglamentación, en todo lo que no se oponga a lo establecido en los artículos precedentes.

Artículo 9°.- La contribución establecida por el artículo 1° se regirá por las disposiciones de la ley 11.683, texto ordenado en 1998 y sus modificaciones y su aplicación, percepción y fiscalización estará a cargo de la ADMINISTRACIÓN FEDERAL DE INGRESOS PÚBLICOS.

Artículo 10.- El producido de la contribución especial sobre capital afectado a actividades financieras y de seguros se distribuirá con arreglo a las normas de la ley 23.548 y sus modificaciones.

CAPÍTULO XV

De la ley complementaria permanente de presupuesto

ARTÍCULO 127.- Incorpóranse a la ley 11.672, Complementaria Permanente de Presupuesto (t.o. 2014) los artículos 17, 23, 24, 25, 39, 53, 56, 59, 65, 71, 77, 103, 105, 107, 108, 109, 110, 116 y 121 de la presente ley.

TÍTULO II

Presupuesto de gastos y recursos de la Administración central

ARTÍCULO 128.- Detállanse en las Planillas resumen 1, 2, 3, 4, 5, 6, 7, 8 y 9, anexas al presente título, los importes determinados en los artículos 1°, 2°, 3° y 4° de la presente ley que corresponden a la Administración Central.

TÍTULO III

Presupuesto de gastos y recursos de organismos descentralizados e instituciones de la seguridad social

ARTÍCULO 129.- Detállanse en las Planillas resumen IA, 2A, 3A, 4A, 5A, 6A, 7A, 8A y 9A anexas al presente título los importes determinados en los artículos 1°, 2°, 3° y 4° de la presente ley que corresponden a los organismos descentralizados.

ARTÍCULO 130.- Detállanse en las Planillas resumen 1B, 2B, 3B, 4B, 5B, 6B, 7B, 8B y 9B anexas al presente título los importes determinados en los artículos 1°, 2°, 3° y 4° de la presente ley que corresponden a las instituciones de la seguridad social.

ARTÍCULO 131.- Comuníquese al PODER EJECUTIVO NACIONAL.

DADA EN LA SALA DE SESIONES DEL CONGRESO ARGENTINO, EN BUENOS AIRES, A LOS QUINCE DIAS DEL MES DE NOVIEMBRE DEL AÑO DOS MIL DIECIOCHO.

REGISTRADA BAJO EL Nº 27467

MARTA G. MICHETTI - EMILIO MONZO - Eugenio Inchausti - Juan P. Tunessi

NOTA: El/los Anexo/s que integra/n este(a) Ley se publican en la edición web del BORA -www.boletinoficial.gob.ar-

e. 04/12/2018 N° 92301/18 v. 04/12/2018

Fecha de publicación 04/12/2018

CAPÍTULO I
Planilla Nº 1
Anexa al Art. 1º

ADMINISTRACIÓN NACIONAL
COMPOSICIÓN DEL GASTO POR FINALIDAD-FUNCIÓN Y POR CARÁCTER ECONÓMICO
(en pesos)

CARÁCTER ECONÓMICO	GASTOS CORRIENTES								GASTOS DE CAPITAL				TOTAL GENERAL
	GASTOS DE CONSUMO			RENTAS DE LA PROPIED.	PREST. SEG. SOCIAL	IMPUESTOS DIRECTOS	TRANSF. CORRIENTES	TOTAL	INVERS. REAL DIREC.	TRANSF. DE CAPITAL	INVERSIÓN FINANCIERA	TOTAL	
FINALIDAD-FUNCIÓN	REMUN.	OTROS G.C.	TOTAL										
ADMINISTRACIÓN GUBERNAMENTAL	111 [illegible]	20 [illegible] 510	131 673 414 124	22 208 484	0	13 800 027	18 304 [illegible]	150 013 782 474	3 842 282 493	3 443 937 000	10 836 157 000	17 322 376 493	167 [illegible] 967
Legislativa	18 552 807 001	1 267 595 007	19 820 402 008	0	0	420 000	43 020 000	19 863 882 008	227 172 999	0	0	227 172 999	20 091 055 007
Judicial	82 811 216 302	2 645 742 817	85 356 967 919	0	0	3 837 531	526 450 000	85 887 255 450	1 054 946 537	0	0	1 054 945 537	86 942 200 987
Dirección Superior Ejecutiva	6 925 225 342	6 432 245 815	13 357 471 157	3 611 023	0	416 304	127 442 845	13 488 941 329	904 520 340	0	0	904 520 340	14 393 361 677
Relaciones Exteriores	10 548 469 800	1 484 175 400	12 032 635 200	639 500	0	0	1 997 903 102	14 031 170 000	405 983 831	0	10 836 167 000	11 242 140 831	25 273 310 831
Relaciones Interiores	5 986 516 588	7 087 063 137	13 053 579 725	17 988 242	0	19 193	15 588 317 787	28 657 603 948	622 445 872	3 443 937 000	0	4 066 382 872	32 724 086 820
Administración Fiscal	1 736 355 896	913 799 821	2 650 155 717	88 599	0	6 770 172	21 880 125	2 678 706 613	223 556 903	0	0	223 556 903	2 902 262 516
Control de la Gestión Pública	3 356 255 002	186 472 173	3 542 727 175	0	0	2 204 027	1 120 000	3 546 060 002	46 675 618	0	0	46 675 618	3 592 735 620
Información y Estadística Básicas	1 110 282 674	749 403 450	1 859 686 124	0	0	0	600 000	1 860 286 124	156 981 305	0	0	156 981 305	2 017 187 509
SERVICIOS DE DEFENSA Y SEGURIDAD	162 697 635 477	17 119 855 783	179 817 490 260	2 421 920	0	21 521 749	2 395 186 902	182 236 615 971	5 391 629 636	143 162 901	0	5 534 792 537	187 771 412 448
Defensa	60 396 438 982	8 050 341 481	68 446 780 463	2 217 520	0	6 362 216	8 628 902	68 463 979 101	2 578 504 086	0	0	2 578 504 086	71 042 483 247
Seguridad Interior	82 647 603 083	4 918 270 989	87 565 874 062	204 480	0	15 102 580	2 238 650 000	89 807 739 080	1 646 375 056	0	0	1 646 375 056	91 454 114 108
Sistema Penal	13 102 255 094	3 110 235 629	16 212 490 723	0	0	0	150 000 000	16 362 490 723	1 165 766 615	143 162 901	0	1 308 929 516	17 671 420 239
Inteligencia	6 851 336 318	1 051 007 704	7 902 344 022	0	0	66 936	0	7 902 410 957	983 899	0	0	983 899	7 903 394 856
SERVICIOS SOCIALES	120 030 535 086	54 208 173 467	174 238 708 553	179 261 667	1 792 971 092 448	44 322 909	407 908 723 792	2 375 402 908 369	10 940 078 785	55 529 963 607	207 248 708	66 677 280 108	2 442 080 188 477
Salud	25 113 142 394	26 417 891 746	51 531 034 140	5 774 000	0	73 389 000	87 020 783 197	138 630 960 433	832 786 618	483 745 880	0	1 316 532 498	139 947 492 929
Promoción y Asistencia Social	6 902 869 982	6 780 163 110	13 683 023 092	725 000	0	1 798 204	49 771 705 052	63 457 240 348	387 874 001	2 413 266 901	75 890 884	2 885 139 786	66 342 380 134
Seguridad Social	20 346 169 619	6 650 119 380	26 996 278 999	120 014 705	1 792 971 092 448	0	265 520 274 998	2 085 608 481 150	904 529 342	0	0	904 529 342	2 086 512 980 492
Educación y Cultura	30 366 198 262	5 514 673 655	35 880 871 907	20 000	0	9 424 720	184 911 889 078	220 802 205 705	2 753 484 175	5 722 740 045	26 200 000	8 501 432 220	229 303 637 925
Ciencia y Técnica	29 066 010 667	7 852 930 712	36 918 741 379	50 798 720	0	2 186 000	5 126 099 467	42 096 825 664	3 798 675 200	257 701 288	106 147 822	4 162 524 210	46 259 349 962
Trabajo	4 054 105 238	1 046 540 653	5 099 645 891	1 929 233	0	7 646 800	5 251 867 000	10 361 083 924	219 403 308	154 148 372	0	373 551 680	10 734 635 604
Vivienda y Urbanismo	3 341 714 238	359 699 024	3 701 413 260	0	0	0	330 710 000	4 032 123 260	42 683 710	24 726 044 692	0	24 768 728 402	28 800 851 662
Agua Potable y Alcantarillado	340 534 898	87 155 187	427 689 585	0	0	0	36 300 000	463 989 885	2 190 842 443	21 774 208 421	0	23 964 051 864	24 428 051 749
SERVICIOS ECONÓMICOS	44 067 214 341	11 884 433 460	55 951 647 801	4 898 051	0	35 003 594	278 271 651 067	334 262 830 613	68 595 507 686	25 486 863 861	1 600 000 000	94 082 371 617	428 135 310 130
Energía, Combustibles y Minería	8 080 818 173	1 049 117 950	9 129 936 123	105 000	0	52 000	208 444 663 677	217 574 756 800	4 280 956 378	3 039 294 879	0	7 320 251 257	224 895 008 057
Comunicaciones	4 379 470 265	1 143 261 354	5 522 731 619	1 449 130	0	1 547 000	5 642 326 000	11 174 053 750	140 115 638	949 070 823	0	1 089 186 361	12 263 240 119
Transporte	15 143 335 927	2 449 883 288	17 593 219 215	1 265 710	0	4 409 235	61 837 848 000	79 436 742 160	59 049 311 392	18 802 049 472	1 600 000 000	79 451 360 864	158 888 103 024
Ecología y Medio Ambiente	2 267 956 990	779 783 817	3 047 740 807	0	0	1 540 065	1 510 934 552	4 560 215 414	1 615 328 716	2 306 396 871	0	3 921 725 586	8 481 941 000
Agricultura	7 461 280 379	1 461 102 171	8 922 382 550	0	0	0	1 618 884 538	10 541 167 088	177 643 710	248 422 405	0	426 066 115	10 967 253 203
Industria	4 512 962 114	2 898 587 832	7 411 549 946	1 776 211	0	25 851 051	1 133 198 000	8 572 173 208	313 966 955	0	0	313 966 955	8 886 139 163
Comercio, Turismo y Otros Servicios	1 183 782 554	1 722 425 495	2 906 208 049	0	0	162 197	82 000 000	2 988 340 246	1 336 086 285	141 629 411	0	1 477 715 696	4 466 055 942
Seguros y Finanzas	1 027 627 939	174 271 953	1 201 899 892	0	0	1 652 047	1 910 000	1 205 461 939	82 199 683	0	0	82 199 683	1 287 661 622
DEUDA PÚBLICA	0	5 822 785 134	5 822 785 134	740 566 364 285	0	0	0	746 389 149 419	0	0	0	0	746 389 149 419
Servicio de la Deuda Pública	0	5 822 785 134	5 822 785 134	740 566 364 285	0	0	0	746 389 149 419	0	0	0	0	746 389 149 419
TOTAL	437 731 499 510	109 562 549 462	547 294 044 972	740 774 862 387	1 792 971 092 448	114 366 279	[illegible]	[illegible]	[illegible]	[illegible]	12 643 403 708	[illegible]	[illegible]

Senado de la Nación

2746

CAPÍTULO I
Planilla Nº 2
Anexa al Art. 1º

ADMINISTRACIÓN NACIONAL
COMPOSICIÓN DEL GASTO POR FINALIDAD-FUNCIÓN Y POR CARÁCTER INSTITUCIONAL
(en pesos)

CARACTER INSTITUCIONAL / FINALIDAD-FUNCION	ADMINISTRACION CENTRAL	ORGANISMOS DESCENTR.	INSTITUCIONES SEG. SOCIAL	TOTAL
ADMINISTRACION GUBERNAMENTAL	155.444.567.211	12.491.601.756	0	167.936.168.967
Legislativa	20.091.055.007	0	0	20.091.055.007
Judicial	66.258.883.587	683.317.400	0	66.942.200.987
Dirección Superior Ejecutiva	14.368.866.254	24.495.423	0	14.393.361.677
Relaciones Exteriores	25.273.318.831	0	0	25.273.318.831
Relaciones Interiores	25.558.318.861	7.165.747.959	0	32.724.066.820
Administración Fiscal	1.801.727.162	1.100.535.354	0	2.902.262.516
Control de la Gestión Pública	75.230.000	3.517.505.620	0	3.592.735.620
Información y Estadística Básicas	2.017.167.509	0	0	2.017.167.509
SERVICIOS DE DEFENSA Y SEGURIDAD	186.686.684.742	1.084.727.706	0	187.771.412.448
Defensa	71.042.483.247	0	0	71.042.483.247
Seguridad Interior	90.369.386.400	1.084.727.706	0	91.454.114.106
Sistema Penal	17.671.420.239	0	0	17.671.420.239
Inteligencia	7.603.394.856	0	0	7.603.394.856
SERVICIOS SOCIALES	433.709.240.853	199.593.608.112	2.008.777.349.512	2.642.080.198.477
Salud	57.030.578.699	37.484.523.117	55.182.391.113	149.697.492.929
Promoción y Asistencia Social	64.790.109.435	1.552.278.699	0	66.342.388.134
Seguridad Social	18.387.361.054	114.630.671.039	1.953.594.958.399	2.086.612.990.492
Educacion y Cultura	227.428.087.476	1.875.550.449	0	229.303.637.925
Ciencia y Técnica	9.311.596.082	38.947.753.900	0	48.259.349.982
Trabajo	10.133.703.132	600.932.472	0	10.734.635.604
Vivienda y Urbanismo	28.800.851.662	0	0	28.800.851.662
Agua Potable y Alcantarillado	17.826.953.313	6.601.898.436	0	24.428.851.749
SERVICIOS ECONOMICOS	349.298.632.728	78.836.677.402	0	428.135.310.130
Energía, Combustibles y Minería	220.756.870.012	2.139.138.045	0	222.896.008.057
Comunicaciones	9.723.196.953	2.540.043.166	0	12.263.240.119
Transporte	97.905.638.077	60.902.464.947	0	158.808.103.024
Ecología y Medio Ambiente	6.415.859.038	2.066.081.962	0	8.481.941.000
Agricultura	5.367.404.795	5.599.848.408	0	10.967.253.203
Industria	5.249.940.103	3.636.099.060	0	8.886.039.163

Senado de la Nación

27467

CAPÍTULO I
Planilla Nº 2
Anexa al Art. 1º (cont.)

ADMINISTRACIÓN NACIONAL
COMPOSICIÓN DEL GASTO POR FINALIDAD-FUNCIÓN Y POR CARÁCTER INSTITUCIONAL
(en pesos)

CARACTER INSTITUCIONAL / FINALIDAD-FUNCION	ADMINISTRACION CENTRAL	ORGANISMOS DESCENTR.	INSTITUCIONES SEG. SOCIAL	TOTAL
Comercio, Turismo y Otros Servicios	3.862.343 750	603 712 192	0	4 466 055.942
Seguros y Finanzas	18.380.000	1.269 289.622	0	1 287.669.622
DEUDA PUBLICA	745.652.000 000	737.149.419	0	746 389 149.419
Servicio de la Deuda Pública	745.652.000.000	737.149.419	0	746 389 149.419
TOTAL GASTOS CORRIENTES Y DE CAPITAL	1.878.791.125.534	292.743.764.385	2.000.777.348.512	4.172.312.239.441

Senado de la Nación

27463

CAPÍTULO I
Planilla Nº 3
Anexa al Art 1º

ADMINISTRACION NACIONAL
COMPOSICION DEL GASTO POR FINALIDAD-FUNCION Y POR JURISDICCION
(en pesos)

FINALIDAD-FUNCIÓN / JURISDICCIÓN	Poder Legislativo Nacional	Poder Judicial de la Nación	Ministerio Público	Presidencia de la Nación	Jefatura de Gabinete de Ministros	Ministerio del Interior, Obras Públicas y Vivienda	Ministerio de Relaciones Exteriores y Culto	Ministerio de Justicia y Derechos Humanos	Ministerio de Seguridad
ADMINISTRACION GUBERNAMENTAL	23 131 253 558	46 558 765 845	16 618 918 830	3 843.518 751	8 575 847 330	28 575 983 778	13 415 108 831	3 018 108 876	0
Legislativa	20 091 056 007	0	0	0	0	0	0	0	0
Judicial	478 888 000	46 558 765 845	16 618.818.830	0	0	0	0	2 815 080 487	0
Dirección Superior Ejecutiva	0	0	0	2 882 111,882	7 831 458 859	333 788 882	0	102 418 208	0
Relaciones Exteriores	0	0	0	0	0	0	13 415 108 821	0	0
Relaciones Interiores	0	0	0	0	0	18 841 004 568	0	0	0
Administración Fiscal	0	0	0	0	744 488 671	79 808 284	0	0	0
Control de la Gestión Pública	2 810.212 551	0	0	881 408 058	0	1 115 000	0	0	0
Información y Estadística Básicas	0	0	0	0	0	720 288 842	0	0	0
SERVICIOS DE DEFENSA Y SEGURIDAD	0	0	0	2 887.715 000	0	0	0	17.784 842 880	93.588.831.388
Defensa	0	0	0	0	0	0	0	0	0
Seguridad Interior	0	0	0	0	0	0	0	113 422 581	90 389 388 400
Sistema Penal	0	0	0	0	0	0	0	17.871 420 239	0
Inteligencia	0	0	0	2 887.715 000	0	0	0	0	3.228.244 899
SERVICIOS SOCIALES	3 122 888 822	208 000 000	1 414 000	136.653 820 678	80 800 000	42 014 714 721	285.870 702	8 647 649 227	65.886 478 061
Salud	1 272.306 488	0	0	18 408.156.145	0	0	0	0	4 784.231 788
Promoción y Asistencia Social	0	0	0	1 823 888 874	0	1 707 847 020	0	190 582 024	0
Seguridad Social	0	206 000 800	1 414 000	114.530 871 028	0	0	0	8.118.884.030	51 354 442 684
Educación y Cultura	1 800 384 368	0	0	881 127 720	80 000 000	75 038 235	0	338 183 273	8 848 804 811
Ciencia y Técnica	0	0	0	0	0	361.581 157	286.878 702	0	0
Trabajo	0	0	0	0	0	0	0	0	0
Vivienda y Urbanismo	0	0	0	0	0	25 800.851 683	0	0	0
Agua Potable y Alcantarillado	0	0	0	0	0	14 008.381 841	0	0	0
SERVICIOS ECONÓMICOS	0	0	0	18 207 183 644	4 867 280 185	1 162.548 842	0	0	0
Energía, Combustibles y Minería	0	0	0	484 168 832	0	132 185 742	0	0	0
Comunicaciones	0	0	0	0	4 774 588 531	0	0	0	0
Transporte	0	0	0	0	0	0	0	0	0
Ecología y Medio Ambiente	0	0	0	7 588 189 248	82 761 864	0	0	0	0
Agricultura	0	0	0	0	0	29 000 000	0	0	0
Industria	0	0	0	0	0	0	0	0	0
Comercio, Turismo y Otros Servicios	0	0	0	2 153 817 388	0	1 000 392 800	0	0	0
Seguros y Finanzas	0	0	0	0	0	0	0	0	0
DEUDA PUBLICA	0	0	0	0	0	408 385 656	0	0	0
Servicio de la Deuda Pública	0	0	0	0	0	408 385 656	0	0	0
TOTAL JURISDICCIÓN	26.253.823.388	46.761.796.846	16.621.232 830	162 162.818.873	18.613.287.816	84.168.863 787	13.700 788.833	28.488.882.888	188.884 118.488
TOTAL GASTOS CORRIENTES Y DE CAPITAL									

CAPÍTULO I
Planilla Nº 3
Anexa al Art. 1º (cont.)

ADMINISTRACIÓN NACIONAL
COMPOSICIÓN DEL GASTO POR FINALIDAD-FUNCIÓN Y POR JURISDICCIÓN
(en pesos)

JURISDICCIÓN / FINALIDAD-FUNCIÓN	Ministerio de Defensa	Ministerio de Hacienda	Ministerio de Producción y Trabajo	Ministerio de Transporte	Ministerio de Educación, Cultura, Ciencia y Tecnología	Ministerio de Salud y Desarrollo Social	Servicio de la Deuda Pública	Obligaciones a Cargo del Tesoro	Total
ADMINISTRACIÓN GUBERNAMENTAL	0	5 606 264 841	1 864 816 876	0	0	0	0	24 868 378 251	167 836 188 887
Legislativa	0	0	0	0	0	0	0	0	20 081 055 007
Judicial	0	402 571.045	0	0	0	0	0	17 280 000	60 842.200 887
Dirección Superior Ejecutiva	0	2 389 685 488	1 064 816 876	0	0	0	0	0	14 383 381 877
Relaciones Exteriores	0	0	0	0	0	0	0	11 858 210.000	25 273 318 831
Relaciones Interiores	0	0	0	0	0	0	0	12.783 002.251	32 724 068 820
Administración Fiscal	0	2 087 867 581	0	0	0	0	0	10 888 000	2 802.282 518
Control de la Gestión Pública	0	0	0	0	0	0	0	0	3 592.735 628
Información y Estadística Básicas	0	1 788.880 588	0	0	0	0	0	0	2 017.187.588
SERVICIOS DE DEFENSA Y SEGURIDAD	72 718.818 104	0	0	871 306 118	0	0	0	0	107 771 412 448
Defensa	71 042.483 247	0	0	0	0	0	0	0	71 042 483.247
Seguridad Interior	0	0	0	871 305 115	0	0	0	0	81 454 114 108
Sistema Penal	0	0	0	0	0	0	0	0	17 871 420.238
Inteligencia	1 878 434.857	0	0	0	0	0	0	0	7.803.384 888
SERVICIOS SOCIALES	74 250 848 885	6 608 218.005	18 910.561.881	0	234 513 888.302	2,032 134 705 827	0	28 785 581 888	2.842 080 188 477
Salud	8 825 584 954	0	0	0	1 851 881 807	112 716 544 001	0	0	148 887 482 928
Promoción y Asistencia Social	0	0	0	0	0	62.820 282 410	0	0	68.242 388 134
Seguridad Social	47 854 892 488	0	0	0	0	1 854 847 808 241	0	10 000 000 000	2.088 512 880 482
Educación y Cultura	16 310 888 803	0	0	0	188 335 303 888	0	0	1 428 121.858	228 303 837 825
Ciencia y Técnica	1 358 872 850	6 608 218 005	10 175 828 387	0	23 517 080 888	851 033.275	0	3 000 000.000	48 258 348 882
Trabajo	0	0	8 734 836 884	0	0	0	0	1.000 000 000	10 734 836 884
Vivienda y Urbanismo	0	0	0	0	0	0	0	3.000 000 000	28 800.851 882
Agua Potable y Alcantarillado	0	0	0	0	0	0	0	18 358 488 108	24 428 851 743
SERVICIOS ECONOMICOS	4 385 746 859	158 787 424 462	16 568 748 810	88 886 128 735	0	0	0	134 571 281 883	428 125 310 138
Energía, Combustibles y Minería	0	156.526 134 840	221.825 868	0	0	0	0	88 647 584 774	222 885 008 067
Comunicaciones	0	0	0	0	0	0	0	7 488.731 888	12 288 240 118
Transporte	1 876 380 868	0	0	88.685 128 735	0	0	0	57 428 585 331	168 888 109 024
Ecología y Medio Ambiente	0	0	0	0	0	0	0	810 000 000	8 481 841 000
Agricultura	0	0	8.838 253.203	0	0	0	0	1 000 000 000	10 887 253 203
Industria	2.508 356,001	0	5 888 882 182	0	0	0	0	1.280 000 000	8 888 839 183
Comercio, Turismo y Otros Servicios	0	0	1 311 884.678	0	0	0	0	0	4 468 055 842
Seguros y Finanzas	0	1 288 288 822	0	0	0	0	0	18.380 000	1 287.868 822
DEUDA PUBLICA	0	0	104 814.374	214 815 388	11 000 000	24 000	745 852 000 000	0	748 388 148 418
Servicio de la Deuda Pública	0	0	104 814 374	214 815,388	11 000.000	24.000	745 852 000 000	0	748 388.148 418
TOTAL JURISDICCIÓN	181.388.814.888	178.878 888.188	37.848.888.861	108.771.347.238	224.824.888.388	2.888.184.788.887	745 852.000.000	188.828.888.818	[illegible]
TOTAL GASTOS CORRIENTES Y DE CAPITAL									

Senado de la Nación

CAPÍTULO I
Planilla Nº 4
Anexa al Art. 1º

ADMINISTRACIÓN NACIONAL
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN Y POR CARÁCTER INSTITUCIONAL
(en pesos)

JURISDICCIÓN / CARÁCTER INSTITUCIONAL	ADMINISTRACIÓN CENTRAL	ORGANISMOS DESCENTR.	INSTITUCIONES SEG. SOCIAL	TOTAL
Poder Legislativo Nacional	23.717.825.829	2 536 097 551	0	26.253.923.380
Poder Judicial de la Nación	46.761.765.645	0	0	46.761.765.646
Ministerio Publico	16.621 332.830	0	0	16.621 332.830
Presidencia de la Nacion	14.913.019 269	137 188 999 604	0	152.102.018.873
Jefatura de Gabinete de Ministros	10.204.180 256	3.309.027.260	0	13.513.207.516
Ministerio del Interior, Obras Públicas y Vivienda	49.488.887.012	14.670.766 785	0	64 159 653.797
Ministerio de Relaciones Exteriores y Culto	13.700.785.533	0	0	13.700.785.533
Ministerio de Justicia y Derechos Humanos	28.865.831.863	584.760.970	0	29 450 592 833
Ministerio de Seguridad	108.209.667.766	0	51.354 442 694	159.564 110 460
Ministerio de Defensa	100.301.188.966	3.399.632.614	47.654 692 488	151.355.514.068
Ministerio de Hacienda	159.966.748 150	10.104.159.958	0	170.070 908 108
Ministerio de Producción y Trabajo	20.029.746 251	17.619.293.700	0	37 649 039.951
Ministerio de Transporte	39.289.651.500	61.481.695.739	0	100.771 347.239
Ministerio de Educación, Cultura, Ciencia y Tecnología	203 929 963.725	20.595.032.657	0	224 524 996 382
Ministerio de Salud y Desarrollo Social	101 112.278.040	21.264.297.557	1.909.758.214.330	2 032 134.789.927
Servicio de la Deuda Pública	745 652.000.000	0	0	745.652.000.000
Obligaciones a Cargo del Tesoro	188.026 252.910	0	0	188.026.252 910
TOTAL GASTOS CORRIENTES Y DE CAPITAL	1.870.791.125.534	282.743.764.385	2.008.777.349.512	4.172.312.239.441

27467

IF-2018-59055772-APN-DSGA#SLYT

Senado de la Nación

27467

CAPÍTULO I
Planilla Nº 5
Anexa al Art. 1º

ADMINISTRACIÓN NACIONAL
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN Y POR CARÁCTER ECONÓMICO
(en pesos)

CARÁCTER ECONÓMICO / JURISDICCIÓN	GASTOS CORRIENTES								GASTOS DE CAPITAL				TOTAL GENERAL
	GASTOS DE CONSUMO			RENTAS DE LA PROPIED.	PREST. SEG.SOCIAL	IMPUESTOS DIRECTOS	TRANSF CORRIENTES	TOTAL	INVERS REAL DIREC.	TRANSF. DE CAPITAL	INVERSIÓN FINANCIERA	TOTAL	
	REMUN.	OTROS G.C.	TOTAL										
Poder Legislativo Nacional	24 077 830 001	1 828 120 180	25 905 950 181	0	0	2 864 027	44 277 000	25 952 892 008	301 031 372	0	0	301 031 372	26 253 923 380
Poder Judicial de la Nación	44 409 985 000	1 333 292 000	45 743 277 000	0	205 000 000	0	42 000	45 948 319 000	813 446 645	0	0	813 446 645	46 761 765 645
Ministerio Público	16 041 008 945	467 828 272	16 508 837 217	0	1 414 000	571 940	192 000	16 511 015 157	110 317 673	0	0	110 317 673	16 621 332 830
Presidencia de la Nación	9 269 880 331	4 609 801 633	13 876 681 964	0	113 293 545 999	3 392 252	19 773 813 714	146 947 443 829	2 517 180 690	2 637 394 354	0	5 154 575 044	152 102 018 873
Jefatura de Gabinete de Ministros	5 426 245 987	6 119 702 768	11 545 948 755	1 538 729	0	8 733 485	674 824 000	12 231 044 969	733 553 311	548 609 235	0	1 282 162 546	13 513 207 515
Ministerio del Interior, Obras Públicas y Vivienda	7 421 478 507	7 864 232 376	16 286 710 882	387 578 784	0	371 183	6 025 378 018	22 280 038 856	4 022 942 407	37 037 874 535	0	41 060 616 942	64 159 663 797
Ministerio de Relaciones Exteriores y Culto	9 775 523 989	1 527 743 578	11 303 267 567	639 800	0	0	1 976 080 102	13 279 767 269	421 028 264	0	0	421 028 264	13 700 795 533
Ministerio de Justicia y Derechos Humanos	15 423 118 664	3 843 331 766	19 266 450 430	726 000	8 057 082 200	3 085 501	723 060 658	28 050 903 777	1 258 436 155	143 182 901	0	1 399 600 056	29 450 502 833
Ministerio de Seguridad	99 686 197 506	5 156 728 610	104 842 926 115	204 400	50 984 599 895	15 845 388	2 288 162 770	158 141 728 686	1 422 381 794	0	0	1 422 381 794	159 584 110 480
Ministerio de Defensa	88 500 054 473	12 706 929 631	101 206 984 104	2 237 520	47 480 199 998	28 010 219	31 514 542	148 746 946 383	2 608 587 675	0	0	2 608 587 675	151 355 514 058
Ministerio de Hacienda	11 146 546 859	4 551 797 054	15 698 343 913	3 611 023	0	1 852 047	145 507 880 016	161 211 388 999	6 353 754 485	2 605 766 644	0	8 959 521 109	170 070 900 108
Ministerio de Producción y Trabajo	20 802 331 976	6 130 578 500	26 932 910 476	108 624 618	0	19 478 113	9 343 097 903	36 404 111 310	835 052 147	409 876 494	0	1 244 928 641	37 649 039 951
Ministerio de Transporte	9 342 912 298	2 559 236 452	11 902 148 750	216 181 099	0	3 879 235	24 126 323 000	36 248 532 084	80 291 311 392	5 231 603 763	0	84 522 915 155	100 771 347 239
Ministerio de Educación, Cultura, Ciencia y Tecnología	17 981 809 879	7 876 393 444	25 858 203 323	61 798 729	0	4 647 661	188 307 791 265	214 232 440 968	4 456 981 146	5 704 248 447	131 347 822	10 292 655 414	224 524 896 382
Ministerio de Salud y Desarrollo Social	36 950 517 474	37 105 576 299	74 056 093 773	125 812 705	1 562 940 040 256	24 044 330	391 990 590 575	2 029 136 581 638	1 825 533 445	1 096 775 950	75 888 884	2 998 208 288	2 032 134 789 927
Servicio de la Deuda Pública	0	5 786 000 000	5 786 000 000	739 866 000 000	0	0	0	745 652 000 000	0	0	0	0	745 652 000 000
Obligaciones a Cargo del Tesoro	21 538 939 622	35 461 000	21 574 400 622	0	10 000 000 000	0	115 526 778 251	147 101 178 873	0	28 488 917 037	12 436 157 000	40 925 074 037	188 026 252 910
TOTAL	437 791 390 510	109 502 545 462	547 294 844 972	740 774 852 387	1 792 971 892 440	114 356 279	986 940 263 708	3 980 898 489 786	86 969 490 590	84 803 927 389	12 643 403 700	184 216 829 655	4 172 312 239 441

Senado de la Nación

27467

CAPÍTULO I
Planilla Nº 6
Anexa al Art. 1º

ADMINISTRACIÓN NACIONAL
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN Y FUENTE DE FINANCIAMIENTO
(en pesos)

FINANCIAMIENTO / JURISDICCIÓN	FUENTES INTERNAS						FUENTES EXTERNAS			TOTAL GENERAL
	TESORO NACIONAL	RECURSOS PROPIOS	REC. C/AFEC. ESPECÍFICA	TRANSF. INTERNAS	CRÉDITO INTERNO	SUBTOTAL	TRANSF. EXTERNAS	CRÉDITO EXTERNO	SUBTOTAL	
Poder Legislativo Nacional	26 034 703.964	29 040 000	190 179 416	0	0	26 253 923 380	0	0	0	26 253 923 380
Poder Judicial de la Nación	777 116.861	0	45 984 648 784	0	0	46 761.765 645	0	0	0	46 761 765 645
Ministerio Público	16 591 862 670	0	28 922 160	0	0	16 620 784 830	548 000	0	548 000	16 621 332 830
Presidencia de la Nación	27 138 407.377	1 659 490 498	1 545 968 272	117 945 659 883	0	148.289 526.030	107 646 327	3 704 846 516	3 812 492 843	152 102 018 873
Jefatura de Gabinete de Ministros	9 968 368.033	2 641 472 166	91 538 000	614 787 861	0	13 336 164.060	0	177 043 455	177 043 455	13 513 207 515
Ministerio del Interior, Obras Públicas y Vivienda	49 385 234.619	4 661 008 824	1 870 901 000	13 855 000	0	55 930 999 443	44 971 478	8 183 682 876	8 228 654 354	64 159 653 797
Ministerio de Relaciónes Exteriores y Culto	11 652 950 978	0	2 047 834.555	0	0	13 700 785 533	0	0	0	13 700 785 533
Ministerio de Justicia y Derechos Humanos	14.870 936 986	0	8 891 572.645	5 888 083 200	0	29 450 592 833	0	0	0	29 450 592 833
Ministerio de Seguridad	104 615 787 173	24 379 044 435	3.524 516 593	26 975 398 259	0	159 494 746 460	0	69 364 000	69 364 000	159 564 110 460
Ministerio de Defensa	99 527 672 460	23.934 544 609	3 310 618.110	24 582 678 879	0	151 355 514 058	0	0	0	151.355 514.058
Ministerio de Hacienda	162 107 418 162	2 990 713 136	2 857 729 607	6 034 000	0	167 961 894 905	555 000	2 108 458.203	2 109 013 203	170 070 908 108
Ministerio de Producción y Trabajo	17 865 858.342	15 023 841 469	760 455 899	2 500 000.000	0	36 150 155 710	480 000	1 498 404.241	1 498 884 241	37 649 039.951
Ministerio de Transporte	33 410 369 055	3 165 206 558	2 984 000 000	19 506 000 000	28.979.824 774	88 045 400 387	0	12 725 946 852	12 725.946.852	100 771 347.239
Ministerio de Educación, Cultura, Ciencia y Tecnología	217 990 235 318	567.251 944	132 375 781	0	2.201 857 997	220 891 721.040	6 980 000	3 626 295 342	3.633.275 342	224 524 996 382
Ministerio de Salud y Desarrollo Social	441 867 171.225	1 386 732 039 276	2 149 031 691	4 525 418 000	192 585 502 644	2 027 659 162 836	2 586.000	4.273 041 081	4.275 627 081	2 032 134 789 927
Servicio de la Deuda Pública	7.610 550 000	0	0	0	285 400 450 000	293 011 000 000	0	452.641 000 000	452.641 000 000	745 652 000 000
Obligaciones a Cargo del Tesoro	178 026 252 910	0	4 756 000 000	0	5 244 000 000	188 026 252 910	0	0	0	188 026 252 910
TOTAL GASTOS CORRIENTES Y DE CAPITAL	**1 419.280.886.135**	**1 485 783 652.916**	**81 126.280.513**	**202.657 918.082**	**514.411.636 416**	**3.683.140.360.080**	**163.708.605**	**488.008 082.676**	**488.171.840.301**	**4.172.312.239 441**

IF-2018-59055772-APN-DSGA#SLYT

Senado de la Nación

CAPÍTULO I
Planilla Nº 7
Anexa al Art. 1º

ADMINISTRACIÓN NACIONAL
COMPOSICIÓN DEL GASTO POR CARÁCTER ECONÓMICO Y POR CARÁCTER INSTITUCIONAL
(en pesos)

CARÁCTER INSTITUCIONAL / CARÁCTER ECONÓMICO	ADMINISTRACIÓN CENTRAL	ORGANISMOS DESCENTR.	INSTITUCIONES SEG. SOCIAL	TOTAL
Gastos Corrientes	1.750.568.004.218	229.624.266.995	2.007.883.138.573	3.988.096.409.786
Gastos de Consumo	436.060.522.014	85.483.586.322	25.749.938.636	547.294.044.972
Remuneraciones	350.499.207.133	67.766.543.249	19.526.749.128	437.791.499.510
Bienes y Servicios	85.556.706.111	17.670.186.765	6.223.187.508	109.450.081.404
Impuestos Indirectos	4.609.770	47.854.289	0	52.464.059
Intereses y Otras Rentas de la Propiedad	739.883.764.245	771.211.565	119.876.577	740.774.852.387
Intereses	739.866.000.000	700.364.285	0	740.566.364.285
Intereses en Moneda Nacional	287.225.000.000	11.284.000	0	287.236.284.000
Intereses en Moneda Extranjera	452.641.000.000	689.080.285	0	453.330.080.285
Arrendamiento de Tierras y Terrenos	2.085.611	0	0	2.085.611
Rentas sobre Bienes Intangibles	15.678.634	70.847.280	119.876.577	206.402.491
Prestaciones de la Seguridad Social	18.263.506.200	113.293.545.999	1.661.414.840.249	1.792.971.892.448
Prestaciones de la Seguridad Social	18.263.506.200	113.293.545.999	1.661.414.840.249	1.792.971.892.448
Impuestos Directos	79.042.643	35.313.636	0	114.356.279
Impuestos Directos	79.042.643	35.313.636	0	114.356.279
Transferencias Corrientes	556.301.169.116	30.040.609.473	320.598.485.111	906.940.263.700
Al Sector Privado	209.593.767.493	20.997.413.821	240.133.353.998	470.724.535.312
Al Sector Público	344.268.206.790	901.175.118	80.455.991.113	425.626.373.021
Al Sector Externo	2.439.194.833	142.020.534	9.140.000	2.589.355.367
Gastos de Capital	120.203.121.316	63.119.497.400	894.210.939	184.216.829.655
Inversión Real Directa	28.884.408.571	57.190.878.970	894.210.939	86.969.498.580
Formación Bruta de Capital Fijo	27.904.598.671	55.151.208.965	647.673.100	83.703.480.936
Tierras y Terrenos	0	1.794.440.493	0	1.794.440.493
Activos Intangibles	979.809.900	245.229.512	246.537.839	1.471.577.151
Transferencias de Capital	78.776.407.823	5.827.519.546	0	84.603.927.369
Al Sector Privado	1.753.722.503	657.377.117	0	2.411.099.620
Al Sector Público	77.022.685.320	5.170.142.429	0	82.192.827.749
Inversión Financiera	12.542.304.822	101.098.884	0	12.643.403.706
Aportes de Capital y Compra de Acciones	12.436.157.000	0	0	12.436.157.000
Concesión de Préstamos de Corto Plazo	0	25.200.000	0	25.200.000
Concesión de Préstamos de Largo Plazo	106.147.822	75.898.884	0	182.046.706
TOTAL	1.870.771.125.534	292.743.764.395	2.008.777.349.512	[illegible]

Senado de la Nación

CAPÍTULO I
Planilla Nº 8
Anexa al Art. 2º

ADMINISTRACIÓN NACIONAL
CÁLCULO DE RECURSOS POR CARÁCTER ECONÓMICO Y POR CARÁCTER INSTITUCIONAL
(en pesos)

CARÁCTER INSTITUCIONAL / CARÁCTER ECONÓMICO	ADMINISTRACIÓN CENTRAL			ORGANISMOS DESCENTR.	INSTITUCIONES SEG. SOCIAL	TOTAL
	TESORO NACIONAL	OTRAS FUENTES F	TOTAL			
Ingresos Corrientes	1.474.864.934.000	115.364.642.943	1.590.229.576.943	86.147.199.963	1.780.947.314.558	3.457.324.091.472
Ingresos Tributarios	1.397.403.395.008	79.074.222.378	1.476.477.617.386	24.691.592.835	506.530.500.000	2.007.699.710.221
Impuestos Directos	286.899.700.868	473.303.341	287.373.004.209	711.165.267	0	288.084.169.476
Impuestos Indirectos	1.110.503.694.140	78.600.919.037	1.189.104.613.177	23.980.427.568	506.530.500.000	1.719.615.540.745
Aportes y Contribuciones a la Seguridad Social	0	7.005.009.000	7.005.009.000	15.645.339.704	1.020.607.058.044	1.043.257.406.748
Aportes y Contribuciones a la Seguridad Social	0	7.005.009.000	7.005.009.000	15.645.339.704	1.020.607.058.044	1.043.257.406.748
Ingresos No Tributarios	12.151.110.000	20.061.747.307	32.212.857.307	32.369.047.034	1.587.584.000	66.169.488.341
Tasas	506.995.000	9.963.975.566	10.470.970.566	24.334.409.490	0	34.805.380.056
Derechos	153.120.000	529.648.783	682.768.783	6.897.882.887	0	7.580.651.670
Otros No Tributarios	11.490.995.000	9.568.122.958	21.059.117.958	1.136.754.657	1.587.584.000	23.783.456.615
Ventas de Bienes y Serv de las Administraciones Publicas	556.000	2.555.083.799	2.555.639.799	3.504.627.093	0	6.060.266.892
Ventas de Bienes y Serv de las Administraciones Publicas	556.000	2.555.083.799	2.555.639.799	3.504.627.093	0	6.060.266.892
Rentas de la Propiedad	62.863.773.000	2.114.393.691	64.978.166.691	9.885.031.898	252.222.172.514	327.085.371.103
Intereses	42.838.771.000	0	42.838.771.000	9.784.613.798	252.222.172.514	304.845.557.312
Utilidades	20.023.375.000	2.113.754.691	22.137.129.691	100.000.000	0	22.237.129.691
Arrendamiento de Tierras y Terrenos	627.000	639.000	1.266.000	418.100	0	1.684.100
Transferencias Corrientes	2.446.100.000	4.554.186.768	7.000.286.768	51.561.399	0	7.051.848.167
Del Sector Público	2.446.100.000	4.500.000.000	6.946.100.000	0	0	6.946.100.000
Del Sector Externo	0	54.186.768	54.186.768	51.561.399	0	105.748.167
Recursos de Capital	15.997.888.000	9.886.632.710	25.884.520.710	15.156.451.481	73.661.475.170	114.702.447.361
Recursos Propios de Capital	15.997.888.000	5.073.249.000	21.071.137.000	92.237.700	0	21.163.374.700
Venta de Activos	15.997.888.000	5.073.249.000	21.071.137.000	92.237.700	0	21.163.374.700
Transferencias de Capital	0	4.538.383.710	4.538.383.710	15.025.634.928	0	19.564.018.638
Del Sector Público	0	4.500.000.000	4.500.000.000	15.006.000.000	0	19.506.000.000
Del Sector Externo	0	38.383.710	38.383.710	19.634.928	0	58.018.638
Disminución de la Inversión Financiera	0	275.000.000	275.000.000	38.578.853	73.661.475.170	73.975.054.023
Venta de Acciones y Participaciones de Capital	0	0	0	0	73.661.475.170	73.661.475.170
Recuperación de Préstamos de Corto Plazo	0	0	0	13.240.853	0	13.240.853
Recuperación de Préstamos de Largo Plazo	0	275.000.000	275.000.000	25.338.000	0	300.338.000
TOTAL	1.490.862.822.000	125.251.275.653	1.616.114.097.653	101.303.651.444	1.854.608.789.728	3.572.828.538.833

27467

IF-2018-59055772-APN-DSGA#SLYT

CAPÍTULO I
Planilla Nº 9
Anexa al Art. 3º

ADMINISTRACIÓN NACIONAL
GASTOS FIGURATIVOS
(en pesos)

DESTINO / ORIGEN JURISDICCIÓN, CARÁCTER INSTITUCIONAL	PARA EROGACIONES CORRIENTES				PARA EROGACIONES DE CAPITAL				TOTAL
	A ADMINISTR. CENTRAL	A ORGANISM. DESCENTRAL.	A INSTIT. DE SEG. SOCIAL	SUBTOTAL	A ADMINISTR. CENTRAL	A ORGANISM. DESCENTRAL.	A INSTIT. DE SEG. SOCIAL	SUBTOTAL	GENERAL
Presidencia de la Nación	0	17 315 038 759	0	17 315 038 759	0	206 234 137	0	206 234 137	17 521 272 896
Administración Central	0	17 309 004 759	0	17 309 004 759	0	206 234 137	0	206 234 137	17 515 238 896
Organismos Descentralizados	0	6 034 000	0	6 034 000	0	0	0	0	6 034 000
Jefatura de Gabinete de Ministros	2 105 365 000	629 415 001	0	2 734 780 001	509 422 861	38 140 093	0	547 562 954	3 282 342 955
Administración Central	0	629 415 001	0	629 415 001	0	38 140 093	0	38 140 093	667 555 094
Organismos Descentralizados	2 105 365 000	0	0	2 105 365 000	509 422 861	0	0	509 422 861	2 614 787 861
Ministerio del Interior, Obras Públicas y Vivienda	13 855 000	3 496 266 807	0	3 510 121 807	0	5 149 161 614	0	5 149 161 614	8 659 283 421
Administración Central	0	3 496 266 807	0	3 496 266 807	0	5 149 161 614	0	5 149 161 614	8 645 428 421
Organismos Descentralizados	13 855 000	0	0	13 855 000	0	0	0	0	13 855 000
Ministerio de Justicia y Derechos Humanos	2 944 725 241	578 789 546	0	3 523 514 787	59 045 505	5 971 424	0	65 016 929	3 588 531 716
Administración Central	2 944 725 241	578 789 546	0	3 523 514 787	59 045 505	5 971 424	0	65 016 929	3 588 531 716
Ministerio de Defensa	0	2 537 101 614	0	2 537 101 614	0	0	0	0	2 537 101 614
Administración Central	0	2 537 101 614	0	2 537 101 614	0	0	0	0	2 537 101 614
Ministerio de Hacienda	60 375 000	5 217 717 055	0	5 278 092 055	0	1 889 695 767	0	1 889 695 767	7 167 787 822
Administración Central	0	5 217 717 055	0	5 217 717 055	0	1 889 695 767	0	1 889 695 767	7 107 412 822
Organismos Descentralizados	60 375 000	0	0	60 375 000	0	0	0	0	60 375 000
Ministerio de Producción y Trabajo	0	2 473 867 446	0	2 473 867 446	0	121 584 785	0	121 584 785	2 595 452 231
Administración Central	0	2 473 867 446	0	2 473 867 446	0	121 584 785	0	121 584 785	2 595 452 231
Ministerio de Transporte	0	7 144 967 339	0	7 144 967 339	0	25 397 821 725	0	25 397 821 725	32 542 789 064
Administración Central	0	7 144 967 339	0	7 144 967 339	0	25 397 821 725	0	25 397 821 725	32 542 789 064
Ministerio de Educación, Cultura, Ciencia y Tecnología	0	18 371 034 261	0	18 371 034 261	0	1 308 541 795	0	1 308 541 795	19 679 576 056
Administración Central	0	18 371 034 261	0	18 371 034 261	0	1 308 541 795	0	1 308 541 795	19 679 576 056
Ministerio de Salud y Desarrollo Social	8 448 051 722	126 066 177 637	587 188 699 782	721 702 929 141	35 517 834	54 435 953	0	89 953 787	721 792 882 928
Administración Central	0	8 122 517 754	535 628 622 644	543 751 140 398	0	54 435 953	0	54 435 953	543 805 576 351
Instituciones de Seguridad Social	8 422 633 722	117 945 659 883	51 558 077 138	177 926 370 743	35 517 834	0	0	35 517 834	177 961 888 577
Organismos Descentralizados	25 418 000	0	0	25 418 000	0	0	0	0	25 418 000
Obligaciones a Cargo del Tesoro	0	2 466 648 000	0	2 466 648 000	0	40 409 551	0	40 409 551	2 507 057 551
Administración Central	0	2 466 648 000	0	2 466 648 000	0	40 409 551	0	40 409 551	2 507 057 551
TOTAL	13.572.371.983	186.298.023.465	587.186.699.782	787.056.095.210	603.986.200	34.211.986.044	0	34.815.983.044	821.874.078.254

Senado de la Nación

2746

CAPÍTULO I
Planilla Nº 10
Anexa al Art. 3º

ADMINISTRACIÓN NACIONAL
CONTRIBUCIONES FIGURATIVAS
(en pesos)

RECEPTOR / ORIGEN — JURISDICCIÓN, CARÁCTER INSTITUCIONAL	PARA FINANCIACIONES CORRIENTES				PARA FINANCIACIONES DE CAPITAL				TOTAL GENERAL
	DE ADMINISTR CENTRAL	DE ORGANISM DESCENTRAL	DE INSTIT DE SEG SOCIAL	SUBTOTAL	DE ADMINISTR. CENTRAL	DE ORGANISM DESCENTRAL	DE INSTIT. DE SEG SOCIAL	SUBTOTAL	
Poder Legislativo Nacional	2 466 648 000	0	0	2 466 648 000	40 409 551	0	0	40 409 551	2 507 057 551
Organismos Descentralizados	2 466 648 000	0	0	2 466 648 000	40 409 551	0	0	40 409 551	2 507 057 551
Presidencia de la Nación	17 309 004 759	0	117 945 659 883	135 254 664 642	206 234 137	0	0	206 234 137	135 460 898 779
Organismos Descentralizados	17 309 004 759	0	117 945 659 883	135 254 664 642	206 234 137	0	0	206 234 137	135 460 898 779
Jefatura de Gabinete de Ministros	629 415 001	105 365 000	0	734 780 001	38 140 093	509 422 861	0	547 562 954	1 282 342 955
Administración Central	0	105 365 000	0	105 365 000	0	509 422 861	0	509 422 861	614 787 861
Organismos Descentralizados	629 415 001	0	0	629 415 001	38 140 093	0	0	38 140 093	667 555 094
Ministerio del Interior, Obras Publicas y Vivienda	3 496 266 807	13 855 000	0	3 510 121 807	5 149 161 614	0	0	5 149 161 614	8 659 283 421
Administración Central	0	13 855 000	0	13 855 000	0	0	0	0	13 855 000
Organismos Descentralizados	3 496 266 807	0	0	3 496 266 807	5 149 161 614	0	0	5 149 161 614	8 645 428 421
Ministerio de Justicia y Derechos Humanos	3 523 514 787	0	5 888 083 200	9 411 597 987	65 016 929	0	0	65 016 929	9 476 614 916
Administración Central	2 944 725 241	0	5 888 083 200	8 832 808 441	59 045 505	0	0	59 045 505	8 891 853 946
Organismos Descentralizados	578 789 546	0	0	578 789 546	5 971 424	0	0	5 971 424	584 760 970
Ministerio de Seguridad	0	0	26 975 398 259	26 975 398 259	0	0	0	0	26 975 398 259
Instituciones de Seguridad Social	0	0	26 975 398 259	26 975 398 259	0	0	0	0	26 975 398 259
Ministerio de Defensa	2 537 101 614	0	24 582 678 879	27 119 780 493	0	0	0	0	27 119 780 493
Instituciones de Seguridad Social	0	0	24 582 678 879	24 582 678 879	0	0	0	0	24 582 678 879
Organismos Descentralizados	2 537 101 614	0	0	2 537 101 614	0	0	0	0	2 537 101 614
Ministerio de Hacienda	5 217 717 055	6 034 000	0	5 223 751 055	1 889 695 767	0	0	1 889 695 767	7 113 446 822
Organismos Descentralizados	5 217 717 055	6 034 000	0	5 223 751 055	1 889 695 767	0	0	1 889 695 767	7 113 446 822
Ministerio de Producción y Trabajo	2 473 867 446	0	2 500 000 000	4 973 867 446	121 584 785	0	0	121 584 785	5 095 452 231
Administración Central	0	0	2 500 000 000	2 500 000 000	0	0	0	0	2 500 000 000
Organismos Descentralizados	2 473 867 446	0	0	2 473 867 446	121 584 785	0	0	121 584 785	2 595 452 231
Ministerio de Transporte	7 144 967 339	0	0	7 144 967 339	25 397 821 725	0	0	25 397 821 725	32 542 789 064
Organismos Descentralizados	7 144 967 339	0	0	7 144 967 339	25 397 821 725	0	0	25 397 821 725	32 542 789 064
Ministerio de Educación, Cultura, Ciencia y Tecnología	18 371 034 261	0	0	18 371 034 261	1 308 541 795	0	0	1 308 541 795	19 679 576 056
Organismos Descentralizados	18 371 034 261	0	0	18 371 034 261	1 308 541 795	0	0	1 308 541 795	19 679 576 056
Ministerio de Salud y Desarrollo Social	543 751 140 398	25 418 000	34 550 522	543 811 108 920	54 435 953	0	35 517 834	89 953 787	543 901 062 707
Administración Central	0	25 418 000	34 550 522	59 968 522	0	0	35 517 834	35 517 834	95 486 356
Instituciones de Seguridad Social	535 628 622 644	0	0	535 628 622 644	0	0	0	0	535 628 622 644
Organismos Descentralizados	8 122 517 754	0	0	8 122 517 754	54 435 953	0	0	54 435 953	8 176 953 707
Recursos del Tesoro Nacional	0	2 060 375 000	0	2 060 375 000	0	0	0	0	2 060 375 000
Administración Central	0	2 060 375 000	0	2 060 375 000	0	0	0	0	2 060 375 000
TOTAL	606.920 677.467	2.211 047.800	177.826 370.743	787.080.066 210	34.271.042.340	509.422.861	35.517.834	[illegible]	[illegible]

IF-2018-59055772-APN-DSGA#SLYT

Senado de la Nación

27467

CAPÍTULO I
Planilla Nº 11
Anéxa al Art. 4º

ADMINISTRACIÓN NACIONAL
CUENTA DE AHORRO INVERSIÓN FINANCIAMIENTO
(en pesos)

CARÁCTER INSTITUCIONAL / CONCEPTO	ADMINISTRACIÓN CENTRAL	ORGANISMOS DESCENTR.	INSTITUCIONES SEG. SOCIAL	TOTAL
I) INGRESOS CORRIENTES	1 500.229 876 981	86.147 199.963	1.700 947 314.850	3.487.324.081.472
INGRESOS TRIBUTARIOS	1.478.477.817 300	24 891.862.835	806.538 500.000	2.807.659.710.221
APORTES Y CONTRIBUCIONES A LA SEGURIDAD SOCIAL	7.800.809 000	15.846.239.704	1 020.807 086.044	1 043.287.486 748
INGRESOS NO TRIBUTARIOS	32.212.867.307	32.300.847 034	1 807.804.000	66 180 468 341
VENTAS DE BIENES Y SERV. DE LAS ADMINISTRACIONES PUBLICAS	2.380 631 709	3.604 627.003	0	6 000.264 892
RENTAS DE LA PROPIEDAD	84.878 168 601	9 000.031.000	232.222 172.914	327.000.371 103
TRANSFERENCIAS CORRIENTES	7 000.296 760	61.051.300	0	7 061.048 167
II) GASTOS CORRIENTES	1 730.000 004 218	229 824 260 506	2 007 883 138.873	3.900.006.400 700
GASTOS DE CONSUMO	438.060 522 014	86 403.806.322	34 741 300.636	647.204.044 972
INTERESES Y OTRAS RENTAS DE LA PROPIEDAD	739.883 764 245	771 211.068	119.876 877	740.774.862 387
Intereses en Moneda Nacional	287.225 080 000	11 204.000	0	287.236 284.000
Intereses en Moneda Extranjera	452.841.000 000	688.000 286	0	453.330 080.286
Otros	17 764 245	70.847.200	119.876.877	208.488 102
PRESTACIONES DE LA SEGURIDAD SOCIAL	10.283 608.300	113.283 846.900	1 661.414.840 240	1 783.871 997.440
IMPUESTOS DIRECTOS	79 042 843	35.213.836	0	114 308.579
TRANSFERENCIAS CORRIENTES	585 801 160 116	30.040.889 473	320.098.406 111	905.940.253.700
III) RESULTADO ECONOMICO. AHORRO/DESAHORRO (I - II)	180 258 427 207	-143.477.087 032	-220.030.824.016	-630 771.310.314
IV) RECURSOS DE CAPITAL	25 804 520 710	15 150.451 401	73 881.476 170	114 702 447.361
RECURSOS PROPIOS DE CAPITAL	21.071 137 000	92.237 700	0	21.163 374.700
TRANSFERENCIAS DE CAPITAL	4.530 383 710	15.026.634 920	0	19 564.018.630
DISMINUCION DE LA INVERSION FINANCIERA	275 000 000	-30,570.053	73 881.476 170	73.876.854 023
V) GASTOS DE CAPITAL	120.203 121 316	63.118.487 400	894 210 989	184.216 829.005
INVERSION REAL DIRECTA	28.084 408 671	57 180.878 979	894.210 939	86 908 490.600
TRANSFERENCIAS DE CAPITAL	78 776.407 823	5.827.619.840	0	84 603 827.200
INVERSION FINANCIERA	12.942.304 822	101.080.884	0	12 043.403.705
VI) INGRESOS TOTALES (I + IV)	1 616.114 097 661	101 303.851.444	1.864.000.789 720	3.872 020 630.003
VII) GASTOS TOTALES (II + V)	1 874 791 128 534	292.743.784 390	2.008 777.348.812	4 172.312.239 441
VIII) RESULTADO FINANCIERO ANTES DE CONTRIBUCIONES (I + IV - II - V)	-254.877 027 873	-191.440 112 951	-184.100.889 704	-600.285 700 000
IX) CONTRIBUCIONES FIGURATIVAS	14 176 340 163	220.511.080 308	687 186.083.703	821 874.070.254
X) GASTOS FIGURATIVOS	541 191 719 816	2.720.409 861	177 961.000 577	821 874 070.254
XI) RESULTADOS FINANCIEROS	-881.692.389 536	26.380.437 407	265.000.251.421	-600.285 700.000
XII) FUENTES FINANCIERAS	3 107 916 192 801	22.020 789 632	99 053.006 743	3.229.014 022 362
DISMINUCION DE LA INVERSION FINANCIERA	20.262.008 903	1.062.023 350	90.657.146 133	112 001 077.314
ENDEUDAMIENTO PUBLICO E INCREMENTO DE OTROS PASIVOS	3 087.066 146 996	17.232.100.006	512 378 616	3.104 818 033.497
CONTRIBUCIONES FIGURATIVAS PARA APLICACIONES FINANCIERAS	588 030 002	3.733.027 349	8 100.340.000	12 422.211 351
XIII) APLICACIONES FINANCIERAS	2 226.223 803 455	49.179.187 129	364 126 121 170	2,629.529 121.754
INVERSION FINANCIERA	242.846.200 812	45 305.221 320	296 712.475 170	584 963 996.302
AMORTIZACION DE LA DEUDA Y DISMINUCION DE OTROS PASIVOS	1.970 888 303 292	3.873.875 809	67 4 13 646 000	2 032 142 026 101
GASTOS FIGURATIVOS PARA APLICACIONES FINANCIERAS	12.422.211 351	0	0	12 422 211 351

Senado de la Nación

27467

CAPÍTULO I
Planilla Nº 12
Anexa al Art. 4º

ADMINISTRACIÓN NACIONAL
FUENTES FINANCIERAS
(en pesos)

CARÁCTER INSTITUCIONAL / CONCEPTO	ADMINISTRACIÓN CENTRAL	ORGANISMOS DESCENTR.	INSTITUCIONES SEG. SOCIAL	TOTAL
Fuentes Financieras	3 107.328.154 979	19.094.932 283	90.969.523.749	3.217.392 611 011
Disminución de la Inversión Financiera	20.262.008.983	1.862.823.398	90 457.145.133	112 581 977.514
Disminución de Otros Activos Financieros	20.262.008.983	1 862.823.398	90.457.145.133	112 581 977 514
Endeudamiento Publico e Incremento de Otros Pasivos	3.087.066.145.996	17.232.108.885	512.378.616	3.104 810 633 497
Incremento de Otros Pasivos	527 830 000 000	0	0	527.830 000 000
Colocación de Deuda en Moneda Nacional a Largo Plazo	912.383 824.877	0	0	912.383 824 877
Colocación de Deuda en Moneda Extranjera a Largo Plazo	988.485.000.000	0	0	988.485 000.000
Obtención de Préstamos a Largo Plazo	658.367.321.119	17.232.108.886	512.378.616	676.111.808 620
TOTAL	3.107.328.154.979	19.094.932.283	90.969.523.749	3.217.392.611.011

IF-2018-59055772-APN-DSGA#SLYT

Senado de la Nación

CAPÍTULO I
Planilla Nº 13
Anexa al Art. 4º

ADMINISTRACIÓN NACIONAL
APLICACIONES FINANCIERAS
(en pesos)

CONCEPTO / CARÁCTER INSTITUCIONAL	ADMINISTRACIÓN CENTRAL	ORGANISMOS DESCENTR.	INSTITUCIONES SEG. SOCIAL	TOTAL
Aplicaciones Financieras	2.213.801.592.104	49.179.197.129	354.126.121.170	2.617.106.910.403
Inversión Financiera	242.946.268.812	45.305.221.320	296.712.475.170	584.963.965.302
Adquisición de Títulos y Valores	0	0	222.851.000.000	222.851.000.000
De Títulos y Valores en Moneda Nacional	0	0	222.851.000.000	222.851.000.000
Incremento de Otros Activos Financieros	242.946.268.812	45.305.221.320	73.861.475.170	362.112.965.302
Incremento de Disponibilidades	35.970.364.339	38.586.549.236	73.661.475.170	148.218.388.745
Incremento de Cuentas a Cobrar	190.650.662.096	4.216.552.871	0	194.867.214.967
Incremento de Activos Dif. y Adel. a Proveed. y Contratista	16.325.262.377	2.502.119.213	200.000.000	19.027.381.590
Amortización de la Deuda y Disminución de Otros Pasivos	1.970.855.303.292	3.873.975.809	57.413.646.000	2.032.142.925.101
Disminución de Otros Pasivos	566.844.303.292	663.104.000	0	567.507.407.292
Disminución de Cuentas a Pagar	39.014.303.292	663.104.000	0	39.677.407.292
Devolución de Anticipos del Banco Central de la República Argentina	527.830.000.000	0	0	527.830.000.000
Amortización de Deuda Colocada en Moneda Nacional a Largo Plazo	586.053.000.000	0	0	586.053.000.000
Amortización de Deuda Colocada en Moneda Nacional a Largo Plazo	586.053.000.000	0	0	586.053.000.000
Amortización de Deuda Colocada en Moneda Extranjera a Largo Plazo	668.209.000.000	0	0	668.209.000.000
Amortización de Deuda Colocada en Moneda Extranjera a Largo Plazo	668.209.000.000	0	0	668.209.000.000
Amortización de Préstamos a Largo Plazo	140.789.000.000	3.210.871.809	0	143.999.871.809
Del Sector Público	0	3.057.373	0	3.057.373
Del Sector Externo	140.789.000.000	3.207.814.436	0	143.996.814.436
Cancelación de Deuda no Financiera	8.960.000.000	0	57.413.646.000	66.373.646.000
Cancelación de Deuda no Financiera en Moneda Nacional	8.960.000.000	0	57.413.646.000	66.373.646.000
TOTAL	2.213.801.592.104	49.179.197.129	354.126.121.170	2.617.106.910.403

CONGRESO LEGISLATIVO DE LA NACION ARGENTINA

CAPÍTULO I
Planilla Nº 14
Anexa al Art. 4º

ADMINISTRACIÓN NACIONAL
GASTOS FIGURATIVOS
(para aplicaciones financieras)
(en pesos)

ORIGEN / JURISDICCIÓN, CARÁCTER — DESTINO	PARA APLICACIONES FINANCIERAS — A ADMINIST. CENTRAL	PARA APLICACIONES FINANCIERAS — A ORGANISM. DESCENTRAL	PARA APLICACIONES FINANCIERAS — A INSTIT. DE SEG. SOCIAL	TOTAL
Ministerio del Interior, Obras Publicas y Vivienda	0	390.681.259	0	390.681.259
Administración Central	0	390.681.259	0	390.681.259
Ministerio de Seguridad	588.038.002	0	5.010.846.000	5.598.884.002
Administración Central	588.038.002	0	5.010.846.000	5.598.884.002
Ministerio de Defensa	0	0	3.089.500.000	3.089.500.000
Administración Central	0	0	3.089.500.000	3.089.500.000
Ministerio de Hacienda	0	498.568.153	0	498.568.153
Administración Central	0	498.568.153	0	498.568.153
Ministerio de Producción y Trabajo	0	2.210.000	0	2.210.000
Administración Central	0	2.210.000	0	2.210.000
Ministerio de Transporte	0	2.629.641.937	0	2.629.641.937
Administración Central	0	2.629.641.937	0	2.629.641.937
Ministerio de Educación, Cultura, Ciencia y Tecnología	0	212.516.000	0	212.516.000
Administración Central	0	212.516.000	0	212.516.000
Ministerio de Salud y Desarrollo Social	0	310.000	0	310.000
Administración Central	0	310.000	0	310.000
TOTAL	588.038.002	3.733.927.349	8.100.346.000	12.422.211.351

Senado de la Nación

27457

CAPÍTULO I
Planilla Nº 15
Anexa al Art. 4º

ADMINISTRACIÓN NACIONAL
CONTRIBUCIONES FIGURATIVAS
(para aplicaciones financieras)
(en pesos)

DESTINO / ORIGEN JURISDICCIÓN , CARÁCTER	PARA APLICACIONES FINANCIERAS			TOTAL
	A ADMINIST. CENTRAL	A ORGANISM DESCENTRAL.	A INSTIT. DE SEG.SOCIAL	
Ministerio del Interior, Obras Públicas y Vivienda	390.681.259	0	0	390.681.259
Organismos Descentralizados	390.681.259	0	0	390.681.259
Ministerio de Seguridad	5.598.884.002	0	0	5.598.884.002
Administración Central	588.038.002	0	0	588.038.002
Instituciones de Seguridad Social	5.010.846.000	0	0	5.010.846.000
Ministerio de Defensa	3.089.500.000	0	0	3.089.500.000
Instituciones de Seguridad Social	3.089.500.000	0	0	3.089.500.000
Ministerio de Hacienda	498.568.153	0	0	498.568.153
Organismos Descentralizados	498.568.153	0	0	498.568.153
Ministerio de Producción y Trabajo	2.210.000	0	0	2.210.000
Organismos Descentralizados	2.210.000	0	0	2.210.000
Ministerio de Transporte	2.629.541.937	0	0	2.629.541.937
Organismos Descentralizados	2.629.541.937	0	0	2.629.541.937
Ministerio de Educación, Cultura, Ciencia y Tecnología	212.516.000	0	0	212.516.000
Organismos Descentralizados	212.516.000	0	0	212.516.000
Ministerio de Salud y Desarrollo Social	310.000	0	0	310.000
Organismos Descentralizados	310.000	0	0	310.000
TOTAL	12.422.211.351	0	0	12.422.211.351

CONGRESO LEGISLATIVO DE LA NACION ARGENTINA

CAPÍTULO I
Planilla Anexa "A" al Art. 6°

ADMINISTRACIÓN NACIONAL

RECURSOS HUMANOS – TOTALES POR CARÁCTER INSTITUCIONAL

CARÁCTER INSTITUCIONAL	CARGOS			HORAS DE CÁTEDRA		
	PERMANENTE	TEMPORARIO	TOTAL	PERMANENTE	TEMPORARIO	TOTAL
Administración Central	285.811	10.965	296.776	128.833	78.497	207.330
Organismos Descentralizados	44.026	2.518	46.544	10.842	51.068	61.910
Instituciones de la Seguridad Social	13.735	30	13.765	0	0	0
Total General*	**343.572**	**13.513**	**357.085**	**139.675**	**129.565**	**269.240**

*No incluye Reserva de Cargos Vacantes

CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA

Senado de la Nación

27457

CAPÍTULO I
Planilla Anexa "A" al Art. 6°

ADMINISTRACIÓN NACIONAL

RECURSOS HUMANOS – TOTALES POR JURISDICCIÓN

JURISDICCIÓN / ORGANISMO	CARGOS			HORAS DE CÁTEDRA		
	PERMANENTE	TEMPORARIO	TOTAL	PERMANENTE	TEMPORARIO	TOTAL
Poder Legislativo	11.213	5.158	16.371	0	0	0
Poder Judicial	23.757	2.538	26.295	0	0	0
Ministerio Público	8.661	238	8.899	0	0	0
Presidencia de la Nación	3.780	321	4.101	0	20.327	20.327
Jefatura de Gabinete de Ministros	1.485	22	1.507	30.050	0	30.050
Ministerio del Interior, Obras Públicas y Vivienda	3.669	94	3.763	3.349	6.000	9.349
Ministerio de Relaciones Exteriores y Culto	2.157	140	2.297	12.751	0	12.751
Ministerio de Justicia y Derechos Humanos	20.070	0	20.070	7.277	0	7.277
Ministerio de Seguridad	100.907	1.099	102.006	10.360	25.320	35.680
Ministerio de Defensa	104.618	1.533	106.151	63.335	24.456	87.791
Ministerio de Hacienda	5.685	183	5.868	0	19.948	19.948
Ministerio de Producción y Trabajo	12.666	2.076	14.742	8.800	560	9.360
Ministerio de Transporte	3.692	0	3.692	1.779	0	1.779
Ministerio de Educación, Cultura, Ciencia y Tecnología	17.738	79	17.817	1.974	0	1.974
Ministerio de Salud y Desarrollo Social	23.474	32	23.506	0	32.954	32.954
Total general	343.572	13.513	357.085	139.675	129.565	269.240

CAPÍTULO I
Planilla Anexa "A" al Art. 6°

PODER LEGISLATIVO Y JUDICIAL

RECURSOS HUMANOS

ADMINISTRACIÓN CENTRAL

JURISDICCIÓN	CARGOS			HORAS DE CÁTEDRA		
	PERMANENTE	TEMPORARIO	TOTAL	PERMANENTE	TEMPORARIO	TOTAL
Poder Legislativo Nacional	9.684	5.092	14.776	0	0	0
Poder Judicial de la Nación	23.757	2.538	26.295	0	0	0
Ministerio Público	8.661	238	8.899	0	0	0
Total general	**42.102**	**7.868**	**49.970**	**0**	**0**	**0**

ORGANISMOS DESCENTRALIZADOS

ORGANISMO	CARGOS			HORAS DE CÁTEDRA		
	PERMANENTE	TEMPORARIO	TOTAL	PERMANENTE	TEMPORARIO	TOTAL
Auditoría General de la Nación	1.529	66	1.595	0	0	0
Total general	**1.529**	**66**	**1.595**	**0**	**0**	**0**

CAPÍTULO I
Planilla Anexa "A" al Art. 6°

PODER EJECUTIVO NACIONAL

RECURSOS HUMANOS

ADMINISTRACIÓN CENTRAL

JURISDICCIÓN / ORGANISMO	CARGOS			HORAS DE CÁTEDRA		
	PERMANENTE	TEMPORARIO	TOTAL	PERMANENTE	TEMPORARIO	TOTAL
Presidencia de la Nación	**1.646**	**0**	**1.646**	**0**	**417**	**417**
Secretaría General de la Presidencia de la Nación	777	0	777	0	0	0
Secretaría Legal y Técnica de la Presidencia de la Nación	337	0	337	0	0	0
Secretaría de Gobierno de Ambiente y Desarrollo Sustentable	187	0	187	0	417	417
Secretaría de Gobierno de Turismo	240	0	240	0	0	0
Agencia Federal de Inteligencia	2	0	2	0	0	0
Secretaría de Políticas Integrales Sobre Drogas de la Nación Argentina	32	0	32	0	0	0
Consejo Nacional de Coordinación de Políticas Sociales	71	0	71	0	0	0
Jefatura de Gabinete de Ministros	**1.045**	**4**	**1.049**	**28.400**	**0**	**28.400**
Jefatura de Gabinete de Ministros	480	1	481	0	0	0
Secretaría de Gobierno del Sistema Federal de Medios y Contenidos Públicos	40	0	40	0	0	0
Secretaría de Gobierno de Modernización	525	3	528	28.400	0	28.400
Ministerio del Interior, Obras Públicas y Vivienda	**560**	**65**	**625**	**0**	**5.600**	**5.600**
Ministerio del Interior, Obras Públicas y Vivienda	560	65	625	0	5.600	5.600
Ministerio de Relaciones Exteriores y Culto	**2.157**	**140**	**2.297**	**12.751**	**0**	**12.751**
Ministerio de Relaciones Exteriores y Culto	2.157	140	2.297	12.751	0	12.751
Ministerio de Justicia y Derechos Humanos	**19.627**	**0**	**19.627**	**7.277**	**0**	**7.277**
Ministerio de Justicia y Derechos Humanos	1.413	0	1.413	0	0	0
Procuración del Tesoro de la Nación	171	0	171	0	0	0
Servicio Penitenciario Federal	17.795	0	17.795	7.277	0	7.277
Ente de Cooperacion Técnica y Financiera	248	0	248	0	0	0
Ministerio de Seguridad	**100.817**	**1.092**	**101.909**	**10.360**	**25.320**	**35.680**
Ministerio de Seguridad	528	0	528	10.000	0	10.000
Policía Federal Argentina	31.847	817	32.664	0	13.500	13.500
Gendarmería Nacional	39.118	275	39.393	0	0	0
Prefectura Naval Argentina	23.988	0	23.988	360	0	360

CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA

Senado de la Nación

27467

CAPÍTULO I
Planilla Anexa "A" al Art. 6°

JURISDICCIÓN / ORGANISMO	CARGOS			HORAS DE CÁTEDRA		
	PERMANENTE	TEMPORARIO	TOTAL	PERMANENTE	TEMPORARIO	TOTAL
Policía de Seguridad Aeroportuaria	5.336	0	5.336	0	11.820	11.820
Ministerio de Defensa	**103.766**	**1.495**	**105.261**	**62.466**	**24.456**	**86.922**
Ministerio de Defensa	476	0	476	0	0	0
Instituto de Investigaciones Científicas y Técnicas para la Defensa	49	360	409	0	0	0
Estado Mayor General del Ejército	57.435	709	58.144	11 280	21.371	32.651
Estado Mayor General de la Armada	25.863	219	26.082	31.786	0	31.786
Estado Mayor General de la Fuerza Aérea	19.755	168	19.923	18.813	1.718	20.531
Estado Mayor Conjunto de las Fuerzas Armadas	188	39	227	587	1.367	1.954
Ministerio de Hacienda	**1.789**	**183**	**1.972**	**0**	**19.948**	**19.948**
Ministerio de Hacienda	1.177	11	1.188	0	11.248	11.248
Instituto Nacional de Estadística y Censos	459	172	631	0	6.300	6.300
Secretaría de Gobierno de Energía	153	0	153	0	2.400	2.400
Ministerio de Producción y Trabajo	**2.660**	**21**	**2.681**	**4.000**	**560**	**4.560**
Ministerio de Producción	441	13	454	4.000	0	4.000
Comisión Nacional de Comercio Exterior	40	0	40	0	0	0
Secretaría de Gobierno de Trabajo y Empleo	1.711	6	1.717	0	560	560
Secretaría de Gobierno de Agroindustria	468	2	470	0	0	0
Ministerio de Transporte	**525**	**0**	**525**	**1.779**	**0**	**1.779**
Ministerio de Transporte	525	0	525	1.779	0	1.779
Ministerio de Educación, Cultura, Ciencia y Tecnología	**2.514**	**77**	**2.591**	**1.800**	**0**	**1.800**
Ministerio de Educación	1.366	0	1.366	900	0	900
Secretaría de Gobierno de Cultura	813	77	890	900	0	900
Secretaría de Gobierno de Ciencia y Tecnología	335	0	335	0	0	0
Ministerio de Salud y Desarrollo Social	**6.603**	**20**	**6.623**	**0**	**2.196**	**2.196**
Ministerio de Desarrollo Social	1.863	11	1.874	0	16	16
Secretaría Nacional de Niñez, Adolescencia y Familia	444	9	453	0	0	0
Secretaría de Gobierno de Salud	4.296	0	4.296	0	2.180	2.180
Total general	**243.709**	**3.097**	**246.806**	**128.833**	**78.497**	**207.330**

CAPÍTULO I
Planilla Anexa "A" al Art. 6°

PODER EJECUTIVO NACIONAL

RECURSOS HUMANOS

ORGANISMOS DESCENTRALIZADOS

JURISDICCIÓN / ORGANISMO	CARGOS			HORAS DE CÁTEDRA		
	PERMANENTE	TEMPORARIO	TOTAL	PERMANENTE	TEMPORARIO	TOTAL
Presidencia de la Nación	**2.134**	**321**	**2.455**	**0**	**19.910**	**19.910**
Administración de Parques Nacionales	1.313	321	1.634	0	0	0
Sindicatura General de la Nación	407	0	407	0	2.500	2.500
Autoridad Regulatoria Nuclear	212	0	212	0	410	410
Instituto de Promoción Turística	30	0	30	0	0	0
Agencia Nacional de Discapacidad	172	0	172	0	17.000	17.000
Jefatura de Gabinete de Ministros	**440**	**18**	**458**	**1.650**	**0**	**1.650**
Agencia de Administracion de Bienes del Estado	151	0	151	0	0	0
Ente Nacional de Comunicaciones	280	18	298	1.650	0	1.650
Agencia de Acceso a la Información Pública	9	0	9	0	0	0
Ministerio del Interior, Obras Públicas y Vivienda	**3.109**	**29**	**3.138**	**3.349**	**400**	**3.749**
Instituto Nacional del Agua	270	0	270	0	0	0
Registro Nacional de las Personas	802	0	802	0	0	0
Dirección Nacional de Migraciones	1.943	29	1.972	3.349	0	3.349
Tribunal de Tasaciones de la Nación	55	0	55	0	400	400
Ente Nacional de Obras Hídricas de Saneamiento	28	0	28	0	0	0
Organismo Regulador de Seguridad de Presas	11	0	11	0	0	0
Ministerio de Justicia y Derechos Humanos	**443**	**0**	**443**	**0**	**0**	**0**
Instituto Nacional de Asuntos Indígenas	14	0	14	0	0	0
Instituto Nacional contra la Discriminación, la Xenofobia y el Racismo	358	0	358	0	0	0
Centro Internacional para la Promoción de los Derechos Humanos	24	0	24	0	0	0
Agencia Nacional de Materiales Controlados	47	0	47	0	0	0
Ministerio de Defensa	**703**	**15**	**718**	**869**	**0**	**869**
Instituto Geográfico Nacional	167	0	167	0	0	0
Dirección General de Fabricaciones Militares	312	15	327	0	0	0
Servicio Meteorologico Nacional	224	0	224	869	0	869
Ministerio de Hacienda	**3.896**	**0**	**3.896**	**0**	**0**	**0**
Comisión Nacional de Energía Atómica	2.799	0	2.799	0	0	0

CONGRESO LEGISLATIVO DE LA NACION ARGENTINA

CAPÍTULO I
Planilla Anexa "A" al Art. 6°

JURISDICCIÓN / ORGANISMO	CARGOS			HORAS DE CÁTEDRA		
	PERMANENTE	TEMPORARIO	TOTAL	PERMANENTE	TEMPORARIO	TOTAL
Comisión Nacional de Valores	134	0	134	0	0	0
Superintendencia de Seguros de la Nación	233	0	233	0	0	0
Tribunal Fiscal de la Nación	79	0	79	0	0	0
Ente Nacional Regulador del Gas	340	0	340	0	0	0
Ente Nacional Regulador de la Electricidad	83	0	83	0	0	0
Unidad de Información Financiera	228	0	228	0	0	0
Ministerio de Producción y Trabajo	10.006	2.055	12.061	4.800	0	4.800
Instituto Nacional de Tecnología Agropecuaria	5 020	2.039	7.059	0	0	0
Instituto Nacional de Investigación y Desarrollo Pesquero	242	0	242	0	0	0
Instituto Nacional de Tecnología Industrial	1.186	0	1.186	0	0	0
Instituto Nacional de Vitivinicultura	400	0	400	0	0	0
Instituto Nacional de Semillas	75	0	75	0	0	0
Instituto Nacional de la Propiedad Industrial	197	0	197	0	0	0
Servicio Nacional de Sanidad y Calidad Agroalimentaria	2.424	16	2 440	4 800	0	4.800
Servicio Geológico Minero Argentino	134	0	134	0	0	0
Superintendencia de Riesgos del Trabajo	328	0	328	0	0	0
Ministerio de Transporte	3.167	0	3.167	0	0	0
Agencia Nacional de Seguridad Vial	88	0	88	0	0	0
Dirección Nacional de Vialidad	1.055	0	1.055	0	0	0
Comisión Nacional de Regulación del Transporte	78	0	78	0	0	0
Organismo Regulador del Sistema Nacional de Aeropuertos	78	0	78	0	0	0
Administración Nacional de Aviación Civil	1.803	0	1.803	0	0	0
Junta de Investigación de Accidentes de Aviación Civil	65	0	65	0	0	0
Ministerio de Educación, Cultura, Ciencia y Tecnología	15.224	2	15.226	174	0	174
Fundación Miguel Lillo	246	0	246	0	0	0
Consejo Nacional de Investigaciones Científicas y Técnicas	14.258	0	14.258	0	0	0
Comisión Nacional de Actividades Espaciales	187	0	187	0	0	0
Teatro Nacional Cervantes	228	0	228	0	0	0
Biblioteca Nacional	29	2	31	74	0	74
Instituto Nacional del Teatro	150	0	150	0	0	0
Fondo Nacional de las Artes	69	0	69	100	0	100

CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA

IF-2018-59055772-APN-DSGA#SLYT

CAPÍTULO I
Planilla Anexa "A" al Art. 6°

JURISDICCIÓN / ORGANISMO	CARGOS			HORAS DE CÁTEDRA		
	PERMANENTE	TEMPORARIO	TOTAL	PERMANENTE	TEMPORARIO	TOTAL
Comisión Nacional de Evaluación y Acreditación Universitaria	57	0	57	0	0	0
Ministerio de Salud y Desarrollo Social	**3.375**	**12**	**3.387**	**0**	**30.758**	**30.758**
Instituto Nacional de Asociativismo y Economía Social	211	0	211	0	30.000	30.000
Hospital Nacional en Red Especializado en Salud Mental y Adicciones "Licenciada Laura Bonaparte"	92	0	92	0	0	0
Hospital Nacional Dr. Baldomero Sommer	94	12	106	0	0	0
Administración Nacional de Medicamentos, Alimentos y Tecnología Médica	268	0	268	0	0	0
Instituto Nacional Central Único Coordinador de Ablación e Implante	298	0	298	0	0	0
Administración Nacional de Laboratorios e Institutos de Salud Dr. Carlos G. Malbrán	678	0	678	0	0	0
Hospital Nacional Profesor Alejandro Posadas	1.040	0	1.040	0	0	0
Colonia Nacional Dr. Manuel A. Montes de Oca	146	0	146	0	458	458
Instituto Nacional de Rehabilitación Psicofísica del Sur Dr. Juan Otimio Tesone	125	0	125	0	0	0
Superintendencia de Servicios de Salud	372	0	372	0	0	0
Instituto Nacional del Cáncer	9	0	9	0	0	0
Agencia Nacional de Laboratorios Públicos	3	0	3	0	0	0
Instituto Nacional de las Mujeres	39	0	39	0	300	300
Total general	**42.497**	**2.452**	**44.949**	**10.842**	**51.068**	**61.910**

Senado de la Nación

27467

CAPÍTULO I
Planilla Anexa "A" al Art. 6°

PODER EJECUTIVO NACIONAL

RECURSOS HUMANOS

INSTITUCIONES DE LA SEGURIDAD SOCIAL

JURISDICCIÓN / ORGANISMO	CARGOS OCUPADOS			HORAS DE CÁTEDRA		
	PERMANENTE	TEMPORARIO	TOTAL	PERMANENTE	TEMPORARIO	TOTAL
Ministerio de Seguridad	**90**	**7**	**97**	**0**	**0**	**0**
Caja de Retiros, Jubilaciones y Pensiones de la Policía Federal	90	7	97	0	0	0
Ministerio de Defensa	**149**	**23**	**172**	**0**	**0**	**0**
Instituto de Ayuda Financiera para Pago de Retiros y Pensiones Militares	149	23	172	0	0	0
Ministerio de Salud y Desarrollo Social	**13.496**	**0**	**13.496**	**0**	**0**	**0**
Administración Nacional de la Seguridad Social (ANSES)	13.496	0	13.496	0	0	0
Total general	**13.735**	**30**	**13.765**	**0**	**0**	**0**

CONGRESO LEGISLATIVO DE LA NACION ARGENTINA

CAPÍTULO I
Planilla Anexa "B" al Art. 6°

RESERVA DE CARGOS VACANTES

JEFATURA DE GABINETE DE MINISTROS

ESC	DESCRIPCIÓN DEL ESCALAFÓN	RESERVA		
		PERMANENTE	TEMPORARIA	TOTAL
121	Personal de Talleres Gráficos	2	0	2
209	Personal de la Dirección General de Fabricaciones Militares	559	9	568
211	Personal de la Comisión Nacional de Comercio Exterior	17	0	17
213	Personal Civil de la Policía de Seguridad Aeroportuaria	226	0	226
216	Personal de la Administración Nacional de Aviación Civil	578	0	578
217	Personal del Ente Nacional Regulador de la Electricidad	249	0	249
218	Personal de la Comisión Nacional de Regulación del Transporte	281	0	281
219	Personal del Ente Nacional Regulador del Gas	0	0	0
222	Personal del Organismo Regulador del Sistema Nacional de Aeropuertos	18	0	18
223	Personal de la Dirección Nacional de Vialidad	1.751	0	1.751
225	Personal del Instituto Nacional de Promoción Turística	14	0	14
229	Personal Embarcado de Construcciones Portuarias y Vías Navegables	331	0	331
231	Personal Civil de las Fuerzas Armadas y de Seguridad	2.322	113	2.435
232	Personal Embarcado del Instituto Nacional de Investigación y Desarrollo Pesquero	45	0	45
238	Personal del Ente Nacional de Obras Hídricas de Saneamiento	132	0	132
240	Personal del Cuerpo de Administradores Gubernamentales	30	0	30
250	Personal Convencionado - Administración Nacional de la Seguridad Social	2.413	0	2.413
260	Personal de la Superintendencia de Riesgos del Trabajo	226	0	226
277	Personal Profesional de los Establecimientos Hospitalarios y Asistenciales e Institutos de Investigación	1.865	113	1.978
283	Personal de la Agencia de Administración de Bienes del Estado	63	0	63
285	Personal del Organismo Regulador de Seguridad de Presas	28	0	28
286	Personal del Órgano de Control de Concesiones Viales	6	0	6
299	Personal de la Comisión Nacional de Comunicaciones	386	0	386
303	Personal del Sistema Nacional de Empleo Público (SINEP)	20.945	554	21.499
305	Personal del Servicio Nacional de Sanidad y Calidad Agroalimentaria	1.930	10	1.940
320	Personal de la Sindicatura General de la Nación	114	0	114
899	Personal de la Autoridad Regulatoria Nuclear	110	0	110
Total general		34.641	799	35.440

CONGRESO LEGISLATIVO DE LA NACION ARGENTINA

CAPÍTULO II
Planilla Anexa Al al Artículo N° 11

CONTRATACIÓN DE OBRAS DE INVERSIÓN CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2019	2020	2021	RESTO	TOTAL	AVANCE FÍSICO (en porcentajes) 2019	2020	2021	RESTO	TOTAL
5	335	5	0	4	51	Ampliación del Laboratorio Fotográfico de la Morgue Judicial - Junín N° 760	1.555.447	136.528.803	0	0	138.084.250	6,00	94,00	0,00	0,00	100,00
5	335	5	0	8	51	Adecuación y Mantenimiento de la Instalación Termomecánica Edificio Bartolomé Mitre N° 718	355.874	4.264.288	0	0	4.620.162	7,00	93,00	0,00	0,00	100,00
5	335	21	0	14	53	Restauración Integral de Pisos, Solados y/o Circulación de Público - Talcahuano N° 550 - Ciudad Autónoma de Buenos Aires	209.097	4.478.703	0	0	4.687.800	4,00	96,00	0,00	0,00	100,00
5	335	21	0	16	51	Adecuación Integral Edificio Villarino N° 2010 - Ciudad Autónoma de Buenos Aires	2.033.169	103.216.831	0	0	105.250.000	2,00	98,00	0,00	0,00	100,00
5	335	21	0	25	51	Provisión y Colocación de Carpinterías del Palacio de Justicia - Ciudad Autónoma de Buenos Aires	898.341	6.351.659	0	0	7.250.000	12,00	88,00	0,00	0,00	100,00
5	335	21	0	27	51	Refacción de los Patios Interiores del Palacio de Justicia - Patios 3 y 4 - Ciudad Autónoma de Buenos Aires	508.802	30.022.448	0	0	30.531.250	2,00	98,00	0,00	0,00	100,00
5	335	21	0	28	51	Restauración de Fachada 4° Piso Sector Sala de Acuerdos y Anexos del Palacio de Justicia - Ciudad Autónoma de Buenos Aires	204.450	1.445.550	0	0	1.650.000	12,00	88,00	0,00	0,00	100,00
5	335	21	0	31	51	Adecuación Integral para el Edificio Calle Rivadavia N° 737/767/771	1.858.637	73.141.363	0	0	75.000.000	2,00	98,00	0,00	0,00	100,00
5	335	21	0	34	51	Recambio Total de Cubierta, Zinguería y Aberturas Parciales Edificio Villarino N° 2010	2.865.399	20.259.601	0	0	23.125.000	12,00	88,00	0,00	0,00	100,00
5	335	27	0	2	51	Renovación Sistema de Climatización Edificio Avenida de los Incas N° 3834 - Ciudad Autónoma de Buenos Aires	805.400	5.774.600	0	0	6.580.000	12,00	88,00	0,00	0,00	100,00
5	335	27	0	3	51	Recableado General de Sanitarios Avenida de los Incas N° 3834 - Ciudad Autónoma de Buenos Aires	867.364	6.132.636	0	0	7.000.000	12,00	88,00	0,00	0,00	100,00
5	335	27	0	4	51	Renovación Salas de Edificio Avenida de los Incas N° 3834 - Ciudad Autónoma de Buenos Aires	74.345	525.655	0	0	600.000	12,00	88,00	0,00	0,00	100,00
5	335	27	0	5	51	Adecuación Integral Inmueble a Adquirir	7.084.196	123.868.044	0	0	130.952.240	5,00	95,00	0,00	0,00	100,00
5	335	27	0	8	51	Instalación Nuevo Centro de Cómputos	8.680.952	61.378.048	0	0	70.059.000	12,00	88,00	0,00	0,00	100,00
5	335	27	0	9	51	Instalación y Puesta en Marcha Equipos de Refrigeración Data Center	90.453	639.547	0	0	730.000	12,00	88,00	0,00	0,00	100,00
5	335	27	0	10	51	Remodelación, Redistribución y Normalización Sala de Lecturas	464.659	4.535.341	0	0	5.000.000	9,00	91,00	0,00	0,00	100,00
5	335	27	0	11	51	Impermeabilización de la Azotea Edificio Incas N° 3834	40.673	287.577	0	0	328.250	12,00	88,00	0,00	0,00	100,00
5	335	27	0	12	51	Actualización y Puesta en Funcionamiento de Sistema de Detección de Incendios	148.690	1.051.310	0	0	1.200.000	12,00	88,00	0,00	0,00	100,00
5	335	27	0	13	51	Puesta en Valor Sala de Telecomunicaciones	539.748	3.816.252	0	0	4.356.000	12,00	88,00	0,00	0,00	100,00
10	381	17	0	6	51	Remodelación y Puesta en Funcionamiento de la Defensoría de Tartagal	3.034.874	22.015.023	0	0	25.049.897	12,00	88,00	0,00	0,00	100,00
10	381	17	0	7	51	Remodelación y Puesta en Funcionamiento de la Defensoría de Formosa	5.057.799	14.942.201	0	0	20.000.000	25,00	75,00	0,00	0,00	100,00
10	381	17	0	8	51	Remodelación y Puesta en Funcionamiento de la Defensoría de General Roca	8.441.224	20.288.776	0	0	28.730.000	32,00	68,00	0,00	0,00	100,00
10	381	17	0	10	51	Remodelación y Puesta en Funcionamiento de la Defensoría de Paso de los Libres	3.034.679	5.715.321	0	0	8.750.000	34,00	66,00	0,00	0,00	100,00
10	381	17	0	11	51	Remodelación y Puesta en Funcionamiento de la Defensoría de [illegible]	4.214.832	11.785.168	0	0	16.000.000	26,00	74,00	0,00	0,00	100,00
10	381	17	0	12	51	Remodelación y Puesta en Funcionamiento de la Defensoría de Paraná	5.057.799	12.942.201	0	0	18.000.000	28,00	72,00	0,00	0,00	100,00
10	381	17	0	13	51	Remodelación y Puesta en Funcionamiento de la Defensoría de La Rioja	10.739.393	16.260.607	0	0	27.000.000	40,00	60,00	0,00	0,00	100,00
10	381	17	0	14	51	Remodelación y Puesta en Funcionamiento de la Defensoría de Santa Fe	2.023.119	10.626.881	0	0	12.650.000	16,00	84,00	0,00	0,00	100,00
20	107	24	0	51	51	Renovación Muelle Cabecera Nodo Parque Nacional Lago Puelo	20.214.312	47.785.688	0	0	68.000.000	29,00	71,00	0,00	0,00	100,00
20	107	24	0	52	51	Restauración del Edificio de Parques Nacionales	80.000.000	20.000.000	0	0	100.000.000	80,00	20,00	0,00	0,00	100,00
20	107	24	0	53	51	Reparación del Camino al Tronador - Parque Nacional Nahuel Huapi	38.092.440	40.307.690	0	0	78.400.130	39,00	61,00	0,00	0,00	100,00
20	107	24	0	54	51	Refacción y Ampliación del Campamento de Especies Exóticas en el Parque Nacional El Palmar	2.714.184	885.816	0	0	3.600.000	75,00	25,00	0,00	0,00	100,00
20	107	24	0	58	51	Construcción de Intendencia en el Parque Nacional Patagonia	8.250.000	6.750.000	0	0	15.000.000	55,00	45,00	0,00	0,00	100,00
20	301	18	0	17	52	Remodelación de Acceso Principal Calle Villate Vehicular y Peatonal en la Residencia Presidencial de Olivos	30.940.898	9.059.102	0	0	40.000.000	75,00	25,00	0,00	0,00	100,00
20	317	44	0	8	51	Saneamiento Cloacal Las Heras-Colonias-Presidente Perón (BIRF N° 7706-AR)	1.468.007	28.010.800	28.520.895	0	[illegible]	2,00	50,00	48,00	0,00	100,00
20	317	63	0	28	51	Relleno Sanitario Zona Metropolitana de Mendoza	488.021.462	93.685.675	0	0	581.707.137	83,00	17,00	0,00	0,00	100,00
20	317	63	0	31	51	Construcción de un Relleno Sanitario y una Planta de Recuperación de Materiales en la Ciudad de Concordia (BID N° 3249/OC-AR)	203.448.579	32.306.530	0	0	235.755.086	86,00	14,00	0,00	0,00	100,00
20	317	63	0	33	51	Construcción de un Relleno Sanitario y una Planta de Recuperación de Materiales en el Área Metropolitana de Formosa	202.684.660	9.413.851	0	0	212.098.511	95,00	5,00	0,00	0,00	100,00
20	317	63	0	34	51	Construcción de un Relleno Sanitario y una Planta de Recuperación de Materiales en el Alto Valle de Río Negro (BID N° 3249/OC-AR)	103.198.529	36.801.471	0	0	140.000.000	70,00	30,00	0,00	0,00	100,00
20	317	63	0	44	51	Construcción de un Relleno Sanitario para la Ciudad de Paraná y Municipios Vecinos	100.196.826	80.053.766	0	0	180.250.592	55,00	45,00	0,00	0,00	100,00
20	317	63	0	47	51	Construcción del Centro Ambiental de Colón, Provincia de Entre Ríos	98.775.735	101.224.265	0	0	200.000.000	49,00	51,00	0,00	0,00	100,00
20	317	63	0	54	51	Planta de Separación y Saneamiento del Basural de Junín de los Andes	14.378.089	61.002.470	0	0	75.380.559	19,00	81,00	0,00	0,00	100,00
20	317	63	0	55	51	Construcción de Plantas de Transferencia y Equipamiento para Relleno Sanitario en la Región de Tupungato, Provincia de Mendoza	28.824.923	36.094.898	93.542.326	0	158.462.147	20,00	20,00	60,00	0,00	100,00

Senado de la Nación

CAPITULO II
Planilla Anexa A1 al Artículo N° 11

CONTRATACIÓN DE OBRAS DE INVERSIÓN CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2019	2020	2021	RESTO	TOTAL	AVANCE FÍSICO (en porcentajes) 2019	2020	2021	RESTO	TOTAL
20	322	22	2	48	51	Construcción Centro Integral De Visitantes Salinas Grandes Provincia de Jujuy (BID N° 2606/OC-AR)	14.742.847	38.720.800	0	0	53.462.847	27,50	72,50	0,00	0,00	100,00
20	322	22	2	61	51	Construcción Pasarela en Agua, Plaza Mirador y Pasarela de Acceso, Parque Provincial Moconá, Provincia de Misiones (BID N° 2606/OC-AR)	68.871.733	23.937.416	0	0	92.809.149	75,00	25,00	0,00	0,00	100,00
20	322	22	2	65	51	Construcción Obras Complementarias e Infraestructura - Parque Provincial Moconá - Provincia de Misiones (BID N° 2606/OC-AR)	35.647.720	4.180.000	0	0	39.827.720	89,50	10,50	0,00	0,00	100,00
20	322	22	2	81	51	Construcción Circuito de Promoción Turística Sustentable para el Fomento del Patrimonio Natural, la Diversidad y Herencia Cultural - Tramo II - Provincia del Chaco (BID N° 2606/OC-AR)	44.952.686	40.770.772	0	0	85.723.458	52,40	47,60	0,00	0,00	100,00
20	322	22	2	85	51	Construcción Centro de Recepción de Visitantes Posta Santa Cruz - Camino Real - Provincia de Córdoba (BID N° 2606/OC-AR)	35.332.985	3.966.500	0	0	39.299.485	89,90	10,10	0,00	0,00	100,00
20	322	22	2	88	51	Construcción Centro de Interpretación Bañado La Estrella, Provincia de Formosa (BID N° 2606/OC-AR)	85.035.588	58.040.000	0	0	143.075.588	59,40	40,60	0,00	0,00	100,00
20	322	22	2	82	51	Remodelación Puerto Caboteje (Oficina Recepción, Boleterías y Amarre) Provincia de Tierra del Fuego, Antártida e Islas del Atlántico Sur (BID N° 2606/OC-AR)	35.647.720	24.414.000	0	0	60.061.720	59,30	40,70	0,00	0,00	100,00
20	322	22	2	83	51	Construcción Centro de Interpretación del Fin del Mundo, Ushuaia, Provincia de Tierra del Fuego, Antártida e Islas del Atlántico Sur	67.491.833	45.780.082	0	0	113.271.840	59,50	40,50	0,00	0,00	100,00
20	322	22	2	86	51	Adecuación Corredor Fluvial Equipamiento Turístico Terminal Portuaria de Posadas, Provincia de Misiones (BID N° 2606/OC-AR)	16.451.370	1.405.781	0	0	17.857.151	92,00	8,00	0,00	0,00	100,00
20	322	22	2	99	51	Adecuación Turística de los Conjuntos Declarados Patrimonio de la Humanidad por Unesco, Provincia de Córdoba	11.542.500	11.824.523	0	0	23.367.023	49,00	51,00	0,00	0,00	100,00
20	322	22	4	1	51	Recuperación y Puesta en Valor del Patrimonio Jesuítico de Santo Tomé, Provincia de Corrientes	7.371.323	2.290.000	0	0	9.661.323	76,20	23,80	0,00	0,00	100,00
20	322	22	4	2	51	Consolidación y Puesta en Valor de las Misiones Patrimonio de la Humanidad - Provincia de Misiones	33.430.323	22.860.000	0	0	56.290.323	59,00	41,00	0,00	0,00	100,00
20	322	22	4	3	51	Recuperación y Puesta en Valor del Patrimonio Jesuítico de San Carlos, Provincia de Corrientes	5.241.811	3.736.000	0	0	8.977.811	58,30	41,70	0,00	0,00	100,00
20	322	22	4	4	51	Puesta en Valor y Obra de Rehabilitación Consolidación de Patrimonio Pendientes, Provincia de Córdoba	18.660.846	11.810.000	0	0	29.460.845	59,20	40,80	0,00	0,00	100,00
20	322	22	4	5	51	Restauración Plan de Accesibilidad Universal para la Manzana Jesuítica y las Estancias, Provincia de Córdoba	18.801.323	4.339.944	0	0	23.141.267	81,00	19,00	0,00	0,00	100,00
20	322	22	4	6	51	Adecuación Bodega del Camino de los Jesuitas, Centro del Vino, Provincia de Córdoba	11.750.906	18.158.307	0	0	29.909.213	39,00	61,00	0,00	0,00	100,00
20	322	22	4	7	51	Puesta en Valor del Municipio de Loreto, Provincia de Corrientes	3.555.000	3.788.423	0	0	7.343.423	48,00	52,00	0,00	0,00	100,00
20	322	22	4	8	51	Puesta en Valor del Municipio Jesuítico de la Cruz, Provincia de Corrientes	17.938.544	6.380.000	0	0	24.318.544	73,80	26,20	0,00	0,00	100,00
20	322	22	4	9	51	Puesta en Valor del Municipio de San Miguel, Provincia de Corrientes	3.555.000	3.788.423	0	0	7.343.423	48,00	52,00	0,00	0,00	100,00
20	322	22	4	10	51	Puesta en Valor del Municipio Jesuítico de Yapeyú, Provincia de Corrientes	17.938.544	6.380.000	0	0	24.318.544	73,80	26,20	0,00	0,00	100,00
20	322	22	4	11	51	Centro de Recepción e Interpretación Territorio Guaraní, [illegible], Provincia de Misiones	40.807.847	17.800.000	0	0	58.607.847	69,50	30,50	0,00	0,00	100,00
20	322	22	4	12	51	Construcción Centro Interpretación Parque Provincial Ischigualasto Centenario Museográfico, Provincia de San Juan	28.760.001	20.100.222	0	0	48.930.883	59,50	40,50	0,00	0,00	100,00
20	322	22	4	13	51	Acondicionamiento, Recuperación y Adecuación de la Estancia La Banda, Tafí del Valle, Provincia de Tucumán	29.750.001	16.360.000	0	0	46.110.001	64,50	35,50	0,00	0,00	100,00
20	322	22	4	14	51	Puesta en Valor de la Iglesia de San Francisco, San Miguel de Tucumán Provincia de Tucumán	5.335.289	3.172.284	0	0	8.507.573	62,00	38,00	0,00	0,00	100,00
20	322	22	4	16	51	Puesta en Valor de las Iglesias Jesuíticas de La Caldera y San Carlos, Provincia de Salta	8.790.300	7.090.083	2.990.841	0	18.871.624	40,00	42,00	18,00	0,00	100,00
26	347	72	0	2	51	Acondicionamiento de la Instalación Eléctrica General Centro Cultural Kirchner (CCK)	10.911.250	3.388.750	0	0	14.300.000	76,00	24,00	0,00	0,00	100,00
30	325	72	0	64	51	Construcción y Refacción de Edificios Fiscales Etapa IV	284.000.000	324.584.874	0	0	608.584.874	56,00	44,00	0,00	0,00	100,00
30	325	72	0	94	51	Ampliación y Acondicionamiento de Oficinas Públicas Centrales	565.853.800	507.472.148	0	0	1.073.326.048	52,72	47,28	0,00	0,00	100,00
30	325	73				Construcción Sistema de Desagüe Cloacal - Cloacas - Municipio Campo Quijano Provincia de Salta	30.000.000	10.000.000			40.000.000	70,00	30,00			100,00
30	325	73	1	47	51	Aprovechamiento Multipropósito Chihuido I (VEB N° [illegible])	500.000.000	6.860.016.778	9.147.000.027	29.230.630.330	45.738.445.135	0,85	15,00	20,00	64,15	100,00
30	325	73				Optimización de las Defensas Fluviales de la Ciudad de Goya Provincia de Corrientes	73.000.000	109.500.000	219.100.000	328.770.000	730.800.000	15,00	20,00	35,00	30,00	100,00
40	332	18	1	17		Construcción del Centro Penitenciario Federal Yuto - Provincia de Jujuy	208.306.203	679.480.051	598.798.364	0	1.286.584.617	1,70	47,30	51,00	0,00	100,00
41	343	1	0	1	51	Remodelación del Edificio Único de México 12 - Etapa I	129.600.000	194.400.000	0	0	324.000.000	40,00	60,00	0,00	0,00	100,00
41	343	44	0	1	51	Construcción del Instituto de Conducción Conjunta Estratégica para la Formación Policial y Conducción Estratégica	133.105.946	33.706.054	0	0	166.812.000	80,00	20,00	0,00	0,00	100,00

CAPÍTULO 4
Planilla Anexa Al Artículo N° 11

CONTRATACIÓN DE OBRAS DE INVERSIÓN CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA	OBRA DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2019	2020	2021	RESTO	TOTAL	AVANCE FÍSICO (en porcentajes) 2019	2020	2021	RESTO	TOTAL
41	375	40	0	5	51	Remodelación del Complejo Fronterizo Aguas Blancas - Bermejo	41.483.374	15.173.625	0	0	[illegible]	74,00	26,00	0,00	0,00	100,00
41	375	40	0	8	51	Remodelación del Complejo Fronterizo Jama - FONPLATA	160.208.324	80.510.677	0	0	240.719.001	65,50	34,50	0,00	0,00	100,00
41	375	40	0	9	51	Remodelación del Complejo Fronterizo La Quiaca - Villazón	94.790.476	72.381.159	0	0	167.171.635	57,00	43,00	0,00	0,00	100,00
41	375	40	0	10	51	Remodelación del Complejo Fronterizo [illegible] "La Fraternidad"	50.585.258	6.834.742	0	0	57.420.000	89,00	11,00	0,00	0,00	100,00
41	375	40	0	11	51	Remodelación del Complejo Fronterizo Salvador Mazza - Yacuiba	16.729.699	9.370.301	0	0	26.100.000	65,00	35,00	0,00	0,00	100,00
41	380	31	0	16	51	Ampliación Edificio Prefectura Ushuaia	30.746.876	44.253.124	0	0	75.000.000	40,00	60,00	0,00	0,00	100,00
41	380	31	0	34	51	Remodelación del Complejo Fronterizo Puerto Iguazú - Puerto Tres Fronteras	30.818.247	19.636.122	0	0	50.454.369	58,57	41,43	0,00	0,00	100,00
50	105	1	0	14	51	Desarrollo de Tecnología de Láseres para Enriquecimiento de Uranio en el Centro Atómico Bariloche, Provincia de Río Negro	55.772.494	79.300.000	49.227.506	0	184.300.000	30,00	43,00	27,00	0,00	100,00
57	327	66	1	4	51	Renovación Integral del Ramal M Ferrocarril Belgrano Sur - Tramo Tapiales - Marinos del Crucero General Belgrano (CAF SAN)	484.800.000	3.843.436.754	1.407.358.753	0	5.806.083.507	8,29	65,00	26,71	0,00	100,00
57	327	66	1	8	51	Infraestructura de Transporte Masivo CAF SAF (Programa Nacional de Transporte Masivo)	2.000.000	1.125.000.000	1.125.000.000	2.250.000.000	4.502.000.000	1,00	25,00	24,00	50,00	100,00
57	327	66	1	16	55	Mejora Integral del Ferrocarril General Roca - Ramal Constitución - La Plata - Cercos Perimetrales	88.100.000	417.003.000	0	0	505.103.000	17,44	82,56	0,00	0,00	100,00
57	327	66	1	24	52	Desarrollo del Sistema de Ómnibus de Tránsito Rápido y Carriles Exclusivos - Refugios y Mobiliarios Urbano II	280.730.118	290.000.000	129.269.881	0	700.000.000	37,00	44,00	19,00	0,00	100,00
57	327	66	1	24	53	Desarrollo del Sistema de Ómnibus de Tránsito Rápido y Carriles Exclusivos - Vías de Atención Preferente (VAP) Interior	191.000.000	1.500.000.000	1.000.000.000	0	2.691.000.000	8,00	55,00	37,00	0,00	100,00
57	327	66	1	24	55	Desarrollo del Sistema de Ómnibus de Tránsito Rápido y Carriles Exclusivos - Metrobus Interior	191.000.000	1.300.000.000	1.169.000.000	0	2.660.000.000	8,00	50,00	42,00	0,00	100,00
57	327	61	1	7	51	Refuncionalización Sede Central y Otras Dependencias de la Subsecretaría de Puertos, Vías Navegables y Marina Mercante	100.000	2.400.000	2.500.000	0	5.000.000	2,40	47,60	50,00	0,00	100,00
57	604	26	4	86	51	Malla 131 - Obras de Recuperación y Mantenimiento en Ruta Nacional N° 0237 / Nacional N° 0234 - Provincia de Neuquén	4.814.802	344.280.000	71.518.598	0	420.382.000	1,00	80,00	19,00	0,00	100,00
57	604	26	4	87	51	Malla 207/304	4.814.802	500.208.000	105.097.398	0	608.820.000	0,78	81,25	18,00	0,00	100,00
57	604	28	5	46	51	Malla 133 - Obras de Recuperación y Mantenimiento en Ruta Nacional N° 0234 - Provincia de Neuquén	1.352.050	98.214.000	385.418.310	0	485.000.000	0,30	15,70	84,00	0,00	100,00
57	604	28	5	80	51	Malla 205C - Obras de Recuperación y Mantenimiento en Ruta Nacional N° 0095 - Provincia de Santa Fe	18.348.248	81.832.000	412.938.000	0	483.118.248	4,00	13,00	83,00	0,00	100,00
57	604	26	5	84	51	Malla 580 Nacional N° 12 - Obras de Recuperación y Mantenimiento en Ruta Nacional N° 0012 - Provincia de Corrientes	1.362.000	37.763.000	254.223.560	0	293.330.120	0,60	12,40	87,00	0,00	100,00
57	604	28	5	88	51	Malla Nacional N° 1V38 - Obras de Recuperación y Mantenimiento en Ruta Nacional N° 1V38 - Provincia de Tucumán	6.000.000	25.828.000	177.844.000	0	207.872.000	2,50	12,50	85,00	0,00	100,00
57	604	28	5	87	51	Malla Nacional N°11A - Obras de Recuperación y Mantenimiento en Ruta Nacional N° 0011 - Provincia de Santa Fe	10.000.000	45.000.000	302.086.000	0	357.086.000	2,50	12,50	85,00	0,00	100,00
57	604	28	5	92	51	Malla Nacional N°188B - Obras de Recuperación y Mantenimiento en Ruta Nacional N° 0188 - Provincia de Buenos Aires	1.352.000	43.132.000	288.483.310	0	333.000.000	2,00	12,00	86,00	0,00	100,00
57	604	28	5	93	51	Malla Nacional N°188C - Obras de Recuperación y Mantenimiento en Ruta Nacional N° 0188 - Provincia de Buenos Aires	1.352.000	82.206.000	414.635.310	0	470.094.000	1,00	13,00	86,00	0,00	100,00
57	604	28	5	94	51	Malla Nacional N° 205/205 - Obras de Recuperación y Mantenimiento en Ruta Nacional N° 0226 / Nacional N° 0205 - Provincia de Buenos Aires	1.352.090	94.370.000	625.407.310	0	721.130.000	1,00	13,00	86,00	0,00	100,00
57	604	28	5	95	51	Malla Nacional N° 38A - Obras de Recuperación y Mantenimiento en Ruta Nacional N° 0038 - Provincia de Córdoba	1.352.000	38.382.000	264.883.310	0	305.708.000	1,50	12,00	86,50	0,00	100,00
57	604	28	5	96	51	Malla Nacional N° 3F - Obras de Recuperación y Mantenimiento en Ruta Nacional N° 0003 - Provincia de Chubut	2.800.000	84.848.000	552.008.000	0	640.854.000	1,00	13,00	86,00	0,00	100,00
57	604	28	5	97	51	Malla Nacional N° 3G - Obras de Recuperación y Mantenimiento en Ruta Nacional N° 0003 - Provincia de Chubut	1.352.000	52.056.000	353.236.310	0	407.444.000	1,00	12,50	86,50	0,00	100,00
57	604	28	5	98	51	Malla Nacional N° 3H - Obras de Recuperación y Mantenimiento en Ruta Nacional N° 0003	1.352.000	100.354.000	664.638.310	0	766.346.000	0,75	13,20	86,05	0,00	100,00
57	604	26	6	1	51	Rehabilitación y Mantenimiento Ruta Nacional N° 40 y Ruta Nacional N° 143	4.814.802	353.662.478	0	0	358.477.000	1,00	99,00	0,00	0,00	100,00
57	604	26	6	3	51	Rehabilitación y Mantenimiento Ruta Nacional N° 86 y Ruta Nacional N° 51	4.814.802	288.371.400	64.174.800	0	327.161.000	1,00	82,00	17,00	0,00	100,00
57	604	40	11	4	51	Construcción de Autopistas, Rutas Seguras, Rehabilitación, Mantenimiento, Operación y Financiación de Rutas Nacionales N° 8, 98, 188 y A005 - Corredor D	46.460.000	33.075.000	48.612.500	0	128.147.500	36,40	34,20	30,40	0,00	100,00
57	604	40	11	8	51	Construcción de Autopistas, Rutas Seguras, Rehabilitación, Mantenimiento, Operación y Financiación de Rutas Nacionales N° 5, 34, 38, 88, 1V86 y A019 - Corredor H	46.460.000	33.075.000	48.612.500	0	128.147.500	35,40	34,20	30,40	0,00	100,00
57	604	40	11	9	51	Construcción de Autopistas, Rutas Seguras, Rehabilitación, Mantenimiento, Operación y Financiación de Rutas Nacionales N° 3, 33, 229 y 252 - Red de Accesos a Bahía Blanca	60.870.000	28.587.500	57.881.250	0	147.338.750	34,80	27,00	39,00	0,00	100,00
57	604	40	11	13	51	Construcción de Autopistas, Rutas Seguras, Rehabilitación, Mantenimiento, Operación y Financiación de Ruta Nacional N° 205 y Ruta Nacional N° 3 - Corredor J	80.000.000	155.376.000	268.062.500	0	503.437.800	17,60	32,00	48,70	0,00	100,00

CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA

Senado de la Nación

27467

CAPÍTULO II
Planilla Anexa A1 al Artículo N° 11

CONTRATACIÓN DE OBRAS DE INVERSIÓN CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	OBRA	OBRAS DE INVERSIÓN	IMPORTE A DEVENGAR (en pesos) 2019	2020	2021	RESTO	TOTAL	AVANCE FÍSICO (en porcentajes) 2019	2020	2021	RESTO	TOTAL
57	604	40	11	14	51	Construcción de Autopistas, Rutas Seguras, Rehabilitación, Mantenimiento, Operación y Financiación de Ruta Nacional N° 34 y Ruta Nacional N° 9 - Corredor J	20.000.000	10.000.000	10.000.000	0	40.000.000	50,00	25,00	25,00	0,00	100,00
57	604	40	11	15	51	Construcción de Autopistas, Rutas Seguras, Rehabilitación, Mantenimiento, Operación y Financiación de Rutas Nacionales N° 12, 14 y 105 - Corredor L	20.000.000	10.000.000	10.000.000	0	40.000.000	50,00	25,00	25,00	0,00	100,00
57	604	40	11	16	51	Construcción de Autopistas, Rutas Seguras, Rehabilitación, Mantenimiento, Operación y Financiación de Autopista Buen Ayre - Corredor Parque	20.000.000	10.000.000	10.000.000	0	40.000.000	50,00	25,00	25,00	0,00	100,00
57	604	42	10	15	51	Autopista Ruta Nacional N° 40 Mendoza - San Juan. Tramo Mendoza - Jocolí	200.000.000	600.130.811	0	0	800.130.811	24,00	76,00	0,00	0,00	100,00
57	604	42	10	31	54	Corredor Noroeste (NOA). Autopista Ruta Nacional N° 9 Acceso Lastenia - Circunvalación	100.000.000	450.000.000	450.000.000	0	1.000.000.000	10,00	45,00	45,00	0,00	100,00
57	604	42	10	31	55	Corredor Noroeste (NOA). Autopista Rutas Nacionales N° 9 y 34 - Rosario de la Frontera - Acceso a Salta	100.000.000	50.000.000	10.000.000	0	160.000.000	62,00	31,00	7,00	0,00	100,00
57	604	42	10	41	51	Sistema Cristo Redentor: Autopista Ruta Nacional N° 7 Tramo Ruta Nacional N° 40 - Aguas de Pizarro	180.000.000	26.250.000	107.500.000	0	313.750.000	31,00	9,00	60,00	0,00	100,00
57	604					Acceso Norte San Rafael. Provincia de Mendoza	50.000.000	10.000.000				70,00	30,00	0,00	0,00	100,00
57	604					Desvío Ruta Nacional N° 40 Murú Tunuyán. Provincia de Mendoza	25.000.000	10.000.000				70,00	30,00	0,00	0,00	100,00
57	604	45				Pavimentación Ruta Nacional N° 51 - San Antonio de los Cobres - Sico. Provincia de Salta	70.000.000	570.000.000	370.000.000	0	1.010.000.000	10,00	50,00	40,00	0,00	100,00
57	604	43	10	5	51	Ruta Segura Ruta Nacional N° 136 Paso Gualeguaychú - Fray Bentos	135.200	31.500.000	0	0	31.635.200	1,00	99,00	0,00	0,00	100,00
57	604	43	10	9	51	Ruta Segura Variante Gualeguay	6.860.137	82.600.000	49.539.863	0	139.000.000	4,58	60,42	35,00	0,00	100,00
57	604	43	10	13	51	Ruta Segura Ruta Nacional N° 22 Bahía Blanca - Chichinales	7.392.100	109.286.000	65.421.900	0	182.100.000	5,00	60,00	35,00	0,00	100,00
57	604	43	10	18	51	Ruta Segura Ruta Nacional N° 40 San Juan - San José de Jáchal	1.000.000	142.084.800	128.422.800	0	271.507.600	1,00	52,00	47,00	0,00	100,00
57	604	43	10	21	51	Sistema Cristo Redentor: Ruta Segura Ruta Nacional N° 7 Tramo Aguas de Pizarro - Potrerillos	75.000.000	281.854.944	0	0	356.854.944	21,65	78,35	0,00	0,00	100,00
57	604	44	10	11	54	Sistema Cristo Redentor: Ruta Nacional N° 7 Tramo Potrerillos - Uspallata. Provisión e Instalación de Sistemas de Protección contra la Caída de Rocas	93.750.000	404.624.600	0	0	498.374.600	19,00	81,00	0,00	0,00	100,00
57	604	44	10	11	55	Sistema Cristo Redentor: Repavimentación Ruta Nacional N° 7 Tramo Potrerillos - Uspallata	100.050.000	181.798.106	0	0	281.848.106	34,00	66,00	0,00	0,00	100,00
57	604	44	10	11	57	Sistema Cristo Redentor: Repavimentación Ruta Nacional N° 7 Tramo Uspallata - Las Cuevas	5.000.000	375.000.000	365.000.000	0	745.000.000	0,50	51,00	48,50	0,00	100,00
57	604	44	10	11	58	Sistema Cristo Redentor: Muros de Contención y Estabilización de Túneles	50.000	447.000.000	446.800.000	0	893.850.000	0,00	51,00	49,00	0,00	100,00
57	604	44	10	11	59	Sistema Cristo Redentor: Recubrimiento Curva del Gato	100.000	370.000.000	369.900.000	0	740.000.000	0,50	51,00	48,50	0,00	100,00
57	604	44	10	11	60	Sistema Cristo Redentor: Refuncionalización Integral del Paso Sistema Cristo Redentor: Túnel Caracoles y Galerías de Interconexión	250.000.000	1.875.000.000	0	0	2.125.000.000	11,00	89,00	0,00	0,00	100,00
57	604	44	10	11	61	Sistema Cristo Redentor: Refuncionalización Integral del Paso Sistema Cristo Redentor: Túnel Libertadores	2.010.882	10.000.000	10.800.000	2.497.189.118	2.520.000.000	0,10	0,05	0,05	99,80	100,00
57	604	45	10	23	51	Pavimentación Ruta Nacional N° 51 San Antonio de los Cobres - Sico	1.090.000	1.096.500.000	1.693.710.000	0	2.791.300.000	1,00	38,00	60,00	0,00	100,00
57	604	45	10	43	51	Pavimentación Ruta Nacional N° 40 San Carlos de Bariloche - Intersección Ruta Nacional N° 23	2.020.035	48.500.000	0	0	50.520.035	5,00	95,00	0,00	0,00	100,00
57	604	45	10	47	51	Pavimentación Ruta Nacional N° 3 Intersección Ruta Provincial N° 5 - Empalme Ruta Nacional N° 40 - Santa Cruz	1.014.510	24.250.000	0	0	25.264.510	5,00	95,00	0,00	0,00	100,00
57	604	47	20	2	51	Remodelación de Ascensores y Sistema de Notificación, Alarma de Incendios y Comunicación de Emergencias	11.707.535	8.034.480	3.673.055	0	23.415.070	50,00	34,00	16,00	0,00	100,00
57	604	49	2	40	51	Puente Ruta Nacional N° 68 - Salta	1.000.000	76.000.000	118.000.000	0	195.000.000	1,00	38,50	60,50	0,00	100,00
57	604	49	2	44	51	Puente Nahuel Niyeu Ruta Nacional N° 23 - Intersección Ruta Provincial N° 4 - Maquinchao	2.434.842	58.200.000	0	0	60.634.842	5,00	95,00	0,00	0,00	100,00
57	604	50	1	25	51	Repavimentación Ruta Nacional N° 152 - La Pampa	4.814.802	347.760.000	210.637.198	0	563.212.000	1,00	61,00	38,00	0,00	100,00
57	604	50	1	47	51	Repavimentación Ruta Nacional N° 16 - Santiago del Estero	200.000.000	771.400.000	538.174.400	0	1.509.574.400	14,00	51,00	35,00	0,00	100,00
57	604	50	1	50	51	Repavimentación Ruta Nacional N° 7 Tramo Las Cuevas - Túnel Libertadores	100.000	75.000.000	0	0	75.100.000	0,20	99,80	0,00	0,00	100,00
57	604	90				Pavimentación Ruta Nacional N° 153 entre Ruta Nacional N° 40 y Ruta Nacional N° 149	300.000.000	750.000.000	300.000.000	100.000.000	1.450.000.000	10,00	40,00	35,00	15,00	100,00
70	101	16	0	12	51	Construcción de Droguero Único para las Distintas Áreas de la Fundación Miguel Lillo	2.026.037	1.473.963	0	0	3.500.000	60,00	40,00	0,00	0,00	100,00
70	101	16	0	13	51	Adecuación de Instalación Eléctrica del Edificio de Zoología (5 Pisos)	1.736.603	4.263.397	0	0	6.000.000	28,00	72,00	0,00	0,00	100,00
85	310	44	0	1	51	Construcción Instituto Nacional de Medicina Tropical (INMET) Etapa 2019	26.336.611	81.582.619	0	0	107.919.230	25,00	75,00	0,00	0,00	100,00
85	341	46	0	1	51	Restauración y Puesta en Valor de la Residencia para Adultos Mayores Eva Perón 2018 - Burzaco - Provincia de Buenos Aires	5.327.675	672.325	0	0	6.000.000	89,00	11,00	0,00	0,00	100,00
						Total	7.973.750.470	[illegible]	[illegible]	[illegible]	[illegible]					

CAPÍTULO II
Planilla Anexa A2 al Artículo Nº 11

ADQUISICIÓN DE BIENES Y SERVICIOS CON INCIDENCIA EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	BIENES Y SERVICIOS	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (en porcentajes)				
					2019	2020	2021	RESTO	TOTAL	2019	2020	2021	RESTO	TOTAL
41	343	40	0	Actualización de la Aviónica y Equipamiento de Dos Aviones CASA	90.015.030	45.011.273	45.011.273	-	180.037.576	50,00	25,00	25,00	0,00	100,00
45	379	16	0	Patrullero Oceánico Multipropósito (OPV) (4) Cuatro Unidades	3.670.466.000	2.729.082.781	8.419.058.000	1.080.430.380	13.887.008.461	27,00	19,67	39,90	13,38	100,00
45	381	16	0	Aeronaves Supersónicas	1.500.000.000	1.792.000.000	1.872.000.000	661.324.435	3.888.324.435	25,84	30,76	32,14	11,22	100,00
45	381	16	0	Aeronaves de Transporte Mediano de Mediano Alcance	843.554.420	1.307.400.000	1.537.140.000	-	3.788.094.420	22,37	35,97	40,66	0,00	100,00
57	327	62	0	Adquisición de Bienes y Servicios para la Modernización de la Red de Transporte Ferroviario	8.000.000	2.000.000.000	2.500.000.000	42.492.000.000	47.000.000.000	1,00	4,00	5,00	90,00	100,00
57	327	62	0	Adquisición Material Rodante para el Ferrocarril Belgrano Sur	7.000.000	3.333.564.074	-	-	3.340.564.074	0,00	100,00	0,00	0,00	100,00
57	327	62	0	Adquisición Material Rodante para el Ferrocarril Roca	11.000.000	4.188.542.125	4.400.562.987	-	8.600.105.112	1,00	48,00	51,00	0,00	100,00
57	327	62	0	Rehabilitación Integral de Trenes de Pasajeros-Señalización Ferroviaria	300.000.000	900.000.000	-	-	1.200.000.000	25,00	75,00	0,00	0,00	100,00
57	327	62	0	Adquisición de Unidades Eléctricas (EMU) y Mantenimiento de Unidades	7.000.000	2.980.225.000	10.584.934.149	57.470.772.000	70.661.092.131	0,00	4,07	15,00	81,00	100,00
57	327	62	0	Adquisición de Unidades Múltiples Diesel (DCMU) y Mantenimiento de Unidades	8.000.000	2.000.000.000	2.500.000.000	42.492.000.000	47.000.000.000	1,00	4,00	5,00	90,00	100,00
57	327	26	0	Adquisición de Elementos para la Rehabilitación Integral del Ferrocarril San Martín	8.000.000	1.000.000.000	2.500.000.000	27.673.417.245	31.181.417.245	1,00	3,00	8,00	88,00	100,00
57	327	26	0	Adquisición de Material Rodante Proyecto de Renovación del Ferrocarril Belgrano Cargas	8.000.000	520.000.000	520.000.000	1.846.989.919	2.894.989.919	5,00	17,00	17,00	61,00	100,00
57	327	26	0	Adquisición de Kit de Catering	60.000.000	120.000.000			180.000.000	38,00	62,00	0,00	0,00	100,00
57	604	1	0	Plataforma Levadiza para Personas con Movilidad Reducida	89.100	89.100			178.200	50,00	50,00	0,00	0,00	100,00
57	604	1	0	Consultoría para Reingeniería de Puente Aeropuerto Ezeiza J.A. Roca 136	160.000	40.000			200.000	80,00	20,00	0,00	0,00	100,00
57	604	1	0	Verificación Computarizada de Puentes Limitación para la Circulación de Camiones	3.234.000	1.386.000			4.620.000	70,00	30,00	0,00	0,00	100,00
57	604	1	0	Estudio Proyecto Edificio de Construcción Central	150.000	100.000			250.000	60,00	40,00	0,00	0,00	100,00
57	604	16	1	Adquisición de Maquinaria Vial para Temporada Invernal, Pasos Fronterizos y Equipamiento Auxiliar	10.000.000	290.000.000			300.000.000	3,00	97,00	0,00	0,00	100,00
57	604	1	0	Licencias Informáticas para la Dirección Nacional de Vialidad	25.000.000	25.000.000			50.000.000	50,00	50,00	0,00	0,00	100,00
				Total	6.770.669.230	22.953.380.303	31.899.763.671	174.361.624.048	236.133.588.694					

Senado de la Nación

27467

CAPÍTULO I
Planilla Anexa A2 al Artículo Nº 11

ADQUISICIÓN DE BIENES Y SERVICI
CON INCIDENCIA EN EJERCICIOS FUTUR

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	BIENES Y SERVICIOS	IMPORTE A DEVENGAR (en pesos) 2019	2020	2021	RESTO	TOTAL	AVANCE FÍSICO (en porcentajes) 2019	2020	2021	RESTO	TOTAL
41	343	48	0	Actualización de la Aviónica y Equipamiento de Dos Aviones CASA	90 015 030	45 011 273	45 011.273		- 180 037 578	50,00	25,00	25,00	0 00	100,00
45	379	16	0	Patrullero Oceánico Multipropósito (OPV)-(4) Cuatro Unidades	3.879 466 680	2 729 002 781	5 410.056 662	1 889.430 358	13 907 956 481	27,89	19,62	38,90	13 59	100,00
45	381	16	0	Aeronaves Supersónicas II	1.500 000 000	1 782 000 000	1 872 000 000	651.324 435	5 805 324 435	25,84	30,70	32,24	11,22	100,00
45	381	16	0	Aeronaves de Transporte Mediano de Mediano Alcance	845 554 420	1.397 400 000	1 537 140 000		- 3 780 094 420	22,37	36,97	40,66	0 00	100,00
57	327	62	0	Adquisición de Bienes y Servicios para la Modernización de la Red de Transporte Ferroviario	8 000 000	2 000 000 000	2 500 000 000	42 492 000 000	47 000 000 000	1,00	4,00	5,00	90,00	100,00
57	327	62	0	Adquisición Material Rodante para el Ferrocarril Belgrano Sur	7 000 000	3 333 564 074			- 3 340 564 074	0,00	100,00	0,00	0,00	100,00
57	327	62	0	Adquisición Material Rodante para el Ferrocarril Roca	11 000 000	4 196 542 125	4 460 562 987		- 8 668 105 112	1,00	48,00	51 00	0 00	100,00
57	327	62	0	Rehabilitación Integral de Trenes de Pasajeros-Señalización Ferroviaria	300 000 000	900 000 000			- 1 200 000 000	25,00	75,00	0,00	0 00	100,00
57	327	62	0	Adquisición de Unidades Eléctricas (EMU) y Mantenimiento de Unidades	7 000 000	2 593 225 000	10 564 934 149	57 486 722 982	70 651 882 131	0,00	4,00	15 00	81,00	100,00
57	327	62	0	Adquisición de Unidades Múltiples Diesel (DEMU) y Mantenimiento de Unidades	8 000 000	2 000 000 000	2 500 000.000	42 492 000 000	47.000 000.000	1,00	4,00	5,00	90,00	100,00
57	327	66	0	Adquisición de Materiales para la Rehabilitación Integral del Ferrocarril San Martín	8 000 000	1 000 000 000	2 500 000 000	27.673 417 246	31.181 417 246	1,00	3,00	8,00	88,00	100,00
57	327	66	0	Adquisición de Material Rodante Proyecto de Renovación del Ferrocarril Belgrano Cargas	8 000 000	500 000 000	500 000 000	1 896 929 019	2.904 929.019	5,00	17,00	17,00	61 00	100,00
57	327	66	0	Adquisición de Kit de Ciclovías	60 000 000	100 000 000		-	- 160.000 000	38,00	62,00	0,00	0 00	100,00
57	604	1	0	Plataforma Levadiza para Personas con Movilidad Reducida	89 100	89 100		-	- 178 200	50,00	50,00	0,00	0,00	100,00
57	604	1	0	Consultoría para Remodelación de Nueve Ascensores Edificio J A Roca 738	160 000	40 000		-	- 200 000	80 00	20,00	0,00	0,00	100,00
57	604	1	0	Verificación Comportamiento de Puentes Limitados para la Circulación de Bitrenes	3 234 000	1.386.000		-	- 4 620 000	70,00	30 00	0,00	0,00	100,00
57	604	1	0	Estudio Proyecto Sistema de Climatización Central	150 000	100 000		-	- 250 000	60,00	40,00	0,00	0,00	100,00
57	604	16	1	Adquisición de Maquinaria Vial para Temporada Invernal Pasos Fronterizos y Equipamiento Auxiliar	10 000 000	290 000 000		-	- 300 000 000	3,00	97 00	0,00	0,00	100,00
57	604	1	0	Licencias Informáticas para la Dirección Nacional de Vialidad	25 000 000	25 000 000		-	- 50.000 000	50,00	50,00	0,00	0 00	100,00
				Total	**6.770.649.230**	**22.893.380.363**	**31.889.705.071**	**174.681.824.040**	**236.136.658.694**					

ÍF-2018-59055772-APN-DSGA#SLYT

CAPÍTULO II
Planilla Anexa A3 al Artículo Nº 11

CONTRATACION DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS CON INCIDENCIA EN EJERCICIOS FUTUROS

REFERENCIAS DE LOS CÓDIGOS DE LOS CUADROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	DENOMINACIÓN
5				**Poder Judicial de la Nación**
5	**335**			Corte Suprema de Justicia
5	335	5	0	Pericias Judiciales
5	335	21	0	Justicia de Máxima Instancia
5	335	27	0	Intercaptación y Captación de las Comunicaciones
10				**Ministerio Público**
10	**361**			Defensoría General de la Nación
10	361	17	0	Representación, Defensa y Curatela Pública Oficial
20				**Presidencia de la Nación**
20	**107**			Administración de Parques Nacionales
20	107	24	0	Infraestructura en Áreas Naturales Protegidas
20	**301**			Secretaría General de la Presidencia de la Nación
20	301	16	0	Conducción del Poder Ejecutivo Nacional
20	**317**			Secretaría de Gobierno de Ambiente y Desarrollo Sustentable.
20	317	44	0	Desarrollo Sustentable de la Cuenca Matanza - Riachuelo
20	317	63	0	Control Ambiental
20	**322**			Secretaría de Gobierno de Turismo
20	322	22	0	Inversiones con Financiamiento Internaciona
20	322	22	2	Desarrollo Turístico en Nuevos Corredores (BID Nº 2606-0/OC
20	322	22	4	Otras Obras de Desarrollo Turístico en Nuevos Corredores (BID Nº 2606-0/OC)
25				**Jefatura de Gabinete de Ministros**
25	**347**			Secretaría de Gobierno del Sistema Federal de Medios y Contenidos Públicos
25	347	72	0	Formulación de Iniciativas para la Implementación de Expresiones Federales
30				**Ministerio del Interior, Obras Públicas y Vivienda**
30	**325**			Ministerio de Interior, Obra Publica y Vivienda
30	325	72	0	Formulación, Programación, Ejecución y Control de Obras Públicas
30	325	73	0	Recursos Hídricos
30	325	73	1	Programa de Aprovechamientos Multipropósito
41				**Ministerio de Seguridad**
41	**343**			Ministerio de Seguridad
41	343	1	0	Actividades Centrales
41	343	44	0	Acciones de Formación y Capacitación
41	343	48	0	Proyectos Especiales en Seguridad Pública
41	**375**			Gendarmería Naciona
41	375	48	0	Seguridad en Fronteras
41	**380**			Prefectura Naval Argentina
41	380	31	0	Policía de Seguridad de la Navegación
45				**Ministerio de Defensa**
45	**379**			Estado Mayor General de la Armada
45	379	19	0	Hidrografía Nava
45	**381**			Estado Mayor General de la Fuerza Aérea
45	381	16	0	Alistamiento Operacional de la Fuerza Aérea
50				**Ministerio de Hacienda**
50	**105**			Comisión Nacional de Energía Atómica
50	105	1	0	Actividades Centrales
57				**Ministerio de Transporte**
57	**327**			Ministerio de Transporte
57	327	62	0	Modernización de la Red de Transporte Ferroviari
57	327	66	0	Infraestructura de Obras de Transporte

CAPÍTULO II

Planilla Anexa A3 al Artículo Nº 11

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS CON INCIDENCIA EN EJERCICIOS FUTUROS

REFERENCIAS DE LOS CÓDIGOS DE LOS CUADROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	DENOMINACIÓN
57	327	66	1	Infraestructura de Transporte
57	327	91	0	Coordinación de Políticas de Transporte Fluvial y Marítimo
57	327	91	1	Infraestructura de Transporte Fluvial y Marítimo
57	604			Dirección Nacional de Vialidad
57	604	1	0	Actividades Centrales
57	604	16	0	Ejecución Obras de Mantenimiento y Rehabilitación en Red por Administración
57	604	16	1	Mantenimiento por Administración y Atención de Emergencias
57	604	26	0	Ejecución Obras de Rehabilitación y Mantenimiento en Red por Sistema de Gestión Integral
57	604	26	4	Contratos de Recuperación y Mantenimiento IV - CREMA IV
57	604	26	5	Contratos de Recuperación y Mantenimiento V - CREMA V
57	604	26	6	Contratos de Recuperación y Mantenimiento VI - CREMA VI (GIM)
57	604	40	0	Ejecución de Obras, Operación y Mantenimiento en Corredores Viales
57	604	40	11	Obras en Corredores Viales con Participación Público Privada
57	604	42	0	Construcción de Autopistas y Autovías
57	604	42	10	Fortalecimiento de la Red Autopistas Federales - Plan Nacional Vial - Fase 1
57	604	43	0	Construcción de Rutas Seguras
57	604	43	10	Ruta Segura - Plan Nacional Vial - Fase 1
57	604	44	0	Construcción de Tuneles y Puentes Grandes
57	604	44	10	Obras Especiales de Accesibilidad y Conectividad Vial - Plan Nacional Vial - Fase 1
57	604	45	0	Construcción de Rutas Nuevas y Obras de Pavimentación
57	604	45	10	Obras de Pavimentación - Plan Nacional Vial Fase 1
57	604	47	0	Construcción y Puesta en Valor de Infraestructura de Apoyo y Soporte al Plan Vial Nacional
57	604	47	20	Obras Edilicias en Casa Central
57	604	49	0	Reparación y Construcción de Puentes y Alcantarillas
57	604	49	2	Construcción de Puentes Menores
57	604	50	0	Repavimentación de Rutas Nacionales
57	604	50	1	Obras de Repavimentación - Plan Vial Nacional - Fase 1
70				**Ministerio de Educación, Cultura, Ciencia y Tecnología**
70	101			Fundación Miguel Lillo
70	101	16	0	Investigación de la Flora, Fauna y Gea
85				**Ministerio de Salud y Desarrollo Social**
85	310			Secretaría de Gobierno de Salud
85	310	44	0	Investigación para la Prevención y Control de Enfermedades Tropicales y Subtropicales
85	341			Secretaría Nacional de Niñez, Adolescencia y Familia
85	341	46	0	Promoción y Protección de los Derechos de Adultos Mayores

CAPITULO II
Planilla Anexa al Artículo 12

UNIVERSIDADES NACIONALES
PRESUPUESTO 2019
DISTRIBUCIÓN DE CRÉDITOS
-En Pesos-

Universidades Nacionales	Salud	Educación y Cultura	Ciencia y Técnica	TOTAL
Buenos Aires	1 102 288 380	20 757 637.618	20.700.885	21 880.627.884
Catamarca		1 842.848 813	2.920.492	1 845.569.305
Centro de la Provincia de Buenos Aires	9 814 887	1 880 764.208	3.635.760	1.894.204.855
Comahue	11 465.806	2.526 786 894	3 698 150	2.541 929.820
Córdoba	215 898 802	9.258 311 433	8 774 113	9 485.082.448
Cuyo	70 744 146	4 780 723 127	6 023.269	4.858.490.542
Entre Ríos		1 611 398 141	1 705 501	1.613 061.642
Formosa		894.191 134	1 475.898	895 667.032
General San Martín		1 518 287 082	1.222 684	1.519.510.726
General Sarmiento		812 895.801	1.212.673	814 108 474
Jujuy		1 488.002 896	1 853 398	1.489.856 094
La Matanza	10 435 051	1.951.770.833	1.515.975	1 963 721.859
La Pampa		1.276.892.648	1.987.085	1.278 880.633
La Patagonia San Juan Bosco	10 204 982	2.057.447 708	1.529.265	2.069 181 935
La Plata	33 358 021	8 368 837 127	12 787 541	8.414.763 689
La Rioja	58 018 621	1 411 007.141	1 188 624	1 470 215.386
Litoral	12.581 124	3.102.354.405	6.325.866	3.120 041.484
Lomas de Zamora		1.874.918.945	1 223 494	1.876.142.439
Luján		1.597.214.244	1 707 638	1.598.921.882
Mar del Plata		2.852.881.246	6.430.987	2.859.312.233
Misiones		1 780.628.797	2.581 231	1 783.210.028
Nordeste	12.785 194	3.391.084.006	2.805 383	3 406.622.583
Quilmes		1.024.457 737	1 233.467	1.025 691.204
Río Cuarto		1.827.688.714	5.276 608	1.832.965.322
Rosario	47 470 834	6.023.894.924	4.874 362	6.076.240.120
Salta		2.033.269.427	3 840 199	2.037 109.626
San Juan		3.385.682.367	5 160 067	3.390.842.434
San Luis		2.141.026 366	4 494 980	2.145.521.346
Santiago del Estero	8 360 041	1.230.442.268	2.263 169	1.241.066.278
Sur	10 712.206	2.336.222.720	4 722 404	2.350 657.330
Tecnológica		7 737.350 588	3 244.346	7 740 594 934
Tucumán	22.396 887	5.854.203.248	8 165 364	5.884 745.287
La Patagonia Austral		1 181.487.325	1.214 457	1 182.701 782
Lanús		833.822 759	1 179.295	835.002.054
Tres de Febrero		854 820.975	1.174.047	855.995.022
Villa María	7.818 624	698.948.882	1 188.583	707.956.089
De las Artes		1.268.971.858	1.175 531	1.270 147 389
Chilecito		494 463.804	1 169 866	495 633.670
Noroeste de la Provincia de Buenos Aires		588.830.085	1 169.966	590.000 051
Río Negro	2.818.797	1.039.962.745	1 169.966	1 043.951.508
Chaco Austral	6.899 114	295.357 288	1.169.966	303.426.368
Avellaneda		504.465 189	581.823	505.047.012
Del Oeste		249.658 009	581.823	250.239.832
Tierra del Fuego		487.168.918	581 823	487.750.741
Moreno		430 632.000	581 823	431.213 823
Arturo Jauretche	7 620 740	700.851 693	581.823	709.054 256
José Clemente Paz		468 000.708	581.823	468 582 531
Villa Mercedes		196 880.009	581 823	197 461 832
Comechingones		69 669.493	581 823	70 251 316
Hurlingham		347 803.249	581.823	348.385 072
Alto Uruguay		54.478.076	581 823	55 059.899
Rafaela		161 223.232	581 823	161 805 055
San Antonio de Areco		105.273.706	581 823	105.855.529
Guillermo Brown		63.409.703	581.823	63.991 526
Pedagógica Nacional		191 677.237	581 823	192 259.060
Scalabrini Ortiz		53 375.177	581 823	53.957 000
Defensa Nacional		95 143.413	581 823	95 725 236
SUBTOTAL	**1.861.061 807**	**120.134.453.888**	**158.400.053**	**121.852.515.548**
Programa de Fortalecimiento de Recursos Humanos			729.514.500	729 514 500
Universidades de Reciente Creación		250.000.000		250 000 000
Gastos para Ciencia y Técnica			500.000 000	500 000.000
Gastos de funcionamiento SIU		76.382.000		76 382.000
SUBTOTAL		**326.382.000**	**1.229.514.500**	**1.555.896.500**
Total General	**1.861.061.807**	**120.460.835.888**	**1.385.914.842**	**123.407.422.136**

CONGRESO LEGISLATIVO DE LA NACION ARGENTINA

IF-2018-59055772-APN-DSGA#SLYT

Senado de la Nación

27467

Planilla anexa Artículo 16

Jurisdicción	Programa	Concepto	Ubicación Geográfica	Monto en pesos
Ministerio del Interior, Obras Públicas y Vivienda	38	Transferencias para Financiar Gastos de Capital – Función Vivienda y Urbanismo	Provincia de San Juan	500.000.000
Ministerio del Interior Obras Públicas y Vivienda	38 y 72	Transferencias para Financiar Gastos de Capital – Funciones Educación y Vivienda y Urbanismo	Provincia de Salta	223.000.000
Ministerio del Interior Obras Públicas y Vivienda	38	Transferencias para Financiar Gastos de Capital – Función Vivienda y Urbanismo	Provincia de Catamarca	400.000.000
Ministerio del Interior Obras Públicas y Vivienda	38	Transferencias para Financiar Gastos de Capital – Función Vivienda y Urbanismo	Provincia de Santiago del Estero	300.000.000
Ministerio del Interior Obras Públicas y Vivienda	17	Transferencias a Municipios	Provincia de San Luis	386.000.000
Ministerio del Interior Obras Públicas y Vivienda	72	Gastos de Capital – Función Educación	Provincia de Tucumán	33.000.000
Ministerio del Interior Obras Públicas y Vivienda	72	Gastos de Capital – Funciones Salud y Educación	Provincia de Neuquén	331.000.000
Ministerio del Interior Obras Públicas y Vivienda	72	Gastos de Capital – Función Educación	Provincia de Misiones	100.000.000
Ministerio del Interior Obras Públicas y Vivienda	73	Gastos de Capital – Función Agua Potable y alcantarillado	Provincia Chubut	800.000.000
Ministerio del Interior Obras Públicas y Vivienda	72 y 73	Gastos de Capital – Funciones Educación y Agua Potable y alcantarillado	Provincia de Entre Ríos	300.000.000
Ministerio del Interior Obras Públicas y Vivienda	72	Gastos de Capital	Provincia de Chaco	700.000.000
TOTAL				4.073.000.000

CONGRESO LEGISLATIVO DE LA NACION ARGENTINA

CAPÍTULO III
Planilla Anexa al Artículo 20

PRESUPUESTO 2019
CONTRIBUCIONES AL TESORO NACIONAL
(en pesos)

	Aportes a Ingresar al Tesoro Nacional
ORGANISMOS DESCENTRALIZADOS	**2.060.375.000**
- Ente Nacional de Comunicaciones	2.000.000.000
- Superintendencia de Seguros de la Nación	53.333.000
- Ente Nacional Regulador del Gas	3.000.000
- Ente Nacional Regulador de la Electricidad	4.042.000
BANCO CENTRAL DE LA REPÚBLICA ARGENTINA	**1.520.000.000**
TOTAL	**3.580.375.000**

Planilla anexa al Artículo 40

OPERACIONES DE CRÉDITO PÚBLICO

JURISDICCION ENTIDAD	TIPO DE DEUDA	MONTO AUTORIZADO (o su equivalente en otras monedas)	PLAZO MINIMO DE AMORTIZACION	DESTINO DEL FINANCIAMIENTO
Administración Central	Títulos o préstamos	$ 340.000.000.000	90 días	Servicio de la deuda y gastos no operativos
"	"	$ 340.000.000.000	180 días	"
"	"	$ 340.000.000.000	360 días	"
"	"	$ 340.000.000.000	18 meses	"
"	"	$ 340 000 000 000	2 años	"
"	"	$ 340 000 000.000	3 años	"
"	"	$ 340.000.000.000	4 años	"
Administración Central-Ministerio de Transporte	Préstamo	USD 280.000.000	3 años	Adquisición EMUS Roca Eléctrico
Administración Central-Ministerio de Transporte	Préstamo	USD 150 000.000	3 años	Belgrano Sur-Material Rodante
Administración Central-Ministerio de Transporte	Préstamo	USD 75.000.000	3 años	Belgrano Sur- Fase II
Administración Central-Ministerio de Transporte	Préstamo	USD 700.000.000	3 años	Nuevo Tramo del Belgrano Cargas II
Administración Central-Ministerio de Transporte	Préstamo	USD1.700.000.000	3 años	Rehabilitación San Martín Cargas

CONGRESO LEGISLATIVO DE LA NACION ARGENTINA

IF-2018-59055772-APN-DSGA#SLYT

Planilla anexa al Artículo 40

JURISDICCION ENTIDAD	TIPO DE DEUDA	MONTO AUTORIZADO (o su equivalente en otras monedas)	PLAZO MINIMO DE AMORTIZACION	DESTINO DEL FINANCIAMIENTO
Administración Central-Ministerio de Hacienda	Préstamo	USD1 500 000.000	3 años	Fondo Capital de Trabajo
Administración Central-Ministerio del Interior, Obras Públicas y Vivienda	Préstamo	USD 50.000.000	3 años	Programa de Fortalecimiento de la Gestión Estatal II
Administración Central-Ministerio del Interior, Obras Públicas y Vivienda	Préstamo	USD 80.000.000	3 años	AYSA-Ampliación, Rehabilitación y Optimización de Plantas de tratamiento y extensión de redes en el AMBA y 3° cordón
Administración Central-Ministerio del Interior, Obras Públicas y Vivienda	Préstamo	USD 300 000 000	3 años	Parque Fotovoltaico Cauchari 1-2-3-Ampliación de la Prov. de Jujuy.
Administración Central-Ministerio del Interior, Obras Públicas y Vivienda	Préstamo	USD 155 000.000	3 años	AYSA – Rio Subterráneo Sur – Tramo II
Administración Central-Ministerio del Interior, Obras Públicas y Vivienda	Préstamo	Euros 10.000.000	3 años	Fortalecimiento de las Industrias Creativas y del Ecosistema Emprendedor
Administración Central-Ministerio de Defensa	Préstamo	Euros 340.000.000	3 años	Proyecto de adquisición de patrulleros oceánicos (OPV)

Planilla anexa al artículo 46

OTORGAMIENTO DE AVALES

Ente avalado	*Tipo de deuda*	*Monto máximo autorizado*	*Plazo mínimo de amortización*	*Destino del financiamiento*
INVAP S.E.	Garantía de ejecución, anticipo y operaciones de prefinanciación de exportaciones	U$S 75.000.000	A la vista	Ejecución de Proyectos de exportación en las áreas Nuclear, Espacial y Radares
Aerolíneas Argentinas S.A	Bancaria/ Financiera/ Comercial	U$S 372.000.000	A la vista	Financiamiento destinado a la cancelación de deuda con el BNDES por la adquisición de aeronaves
Administración General de Puertos S.E	Bancaria/ Financiera/ Comercial	U$S 15.000.000	A la vista	Gastos de Capital – Obras de relleno y escollera.
Banco Nación Argentina S.A	Bancaria/ Financiera/ Comercial	U$S 35.000.000	3 años	Garantía de Pago por Energía Programa Renovar Ronda 3
Provincia de Neuquén	Bancaria/Financiera/Comercial	U$S 500.000.000	3 años	Obras de infraestructura energética - Chihuidos
Provincia de Neuquén	Préstamo	U$S 40.000.000	3 años	Sistemas de conectividad y video seguridad en diferentes localidades de la Provincia
Provincia de Neuquén	Préstamo	U$S 35.000.000	3 años	Obras de electrificación "Cierre del Anillo Norte"
Provincia de Neuquén	Préstamo	U$S 45.000.000	3 años	Proyecto de Gestión Integral de Residuos Sólidos Urbanos (GIRSU)
Provincia de Córdoba	Préstamo	U$S 60.000.000	3 años	Desarrollo de Cloacas en Ciudades de la Provincia
Provincia de Córdoba	Préstamo	U$S 97.000.000	3 años	8 Acueductos Troncales
Provincia de Córdoba	Préstamo	U$S 185.000.000	3 años	Construcción de Hospitales y Equipamiento Médico
Provincia de Córdoba	Préstamo	U$S 127.500.000	3 años	Construcción de Escuelas PROA
Provincia de Córdoba	Bancaria/ Financiera/ Comercial	U$S 48.000.000	3 años	Rutas, Puentes. Red primaria y secundaria provincial
Provincia de Córdoba	Préstamo	U$S 230.000.000	3 años	Acueductos Troncales
Provincia de Córdoba	Bancaria/ Financiera/ Comercial	U$S 140.000.000	3 años	Rutas, Puentes. Red primaria y secundaria provincial
Provincia de Córdoba	Bancaria/ Financiera/ Comercial	U$S 100.000.000	3 años	Construcción de Hospitales, Escuelas y Carreteras
Provincia de Chaco	Préstamo	U$S 76.000.000	3 años	Construcción LAT 132Kv - Charata-Villa Ángela
Provincia de Chaco	Préstamo	U$S 30.000.000	3 años	Electrificación Rural
Provincia de Chaco	Préstamo	U$S 50.000.000	3 años	Chaco Seguro e Interconectado
Provincia de Chaco	Préstamo	U$S 6.000.000	3 años	Infraestructura Escolar. Resistencia, Avia Terai, Basail, Villa Berthet
Provincia de Chaco	Préstamo	U$S 35.000.000	3 años	Pavimento Urbano, Iluminación y Obras Complementarias

CONGRESO LEGISLATIVO DE LA NACION ARGENTINA

IF-2018-59055772-APN-DSGA#SLYT

Senado de la Nación

27467

Ente avalado	*Tipo de deuda*	*Monto máximo autorizado*	*Plazo mínimo de amortización*	*Destino del financiamiento*
Provincia de Chaco	Préstamo	U$S 57.000.000	3 años	Infraestructura Sanitaria - Hospital Nivel VIII J.C. Perrando
Provincia de Chaco	Préstamo	U$S 288.000.000	3 años	Pavimentación Rutas Provinciales N° 13 , 9, 6 y Acceso a Puertos Públicos
Provincia de Entre Ríos	Préstamo	U$S 80.000 000	3 años	Cierre Energético Norte: los Conquistadores - La Paz
Provincia de Entre Ríos	Préstamo	U$S 50.000.000	3 años	Gasoducto Productivo III del Noreste Entrerriano
Provincia de Entre Ríos	Préstamo	U$S 40.000.000	3 años	Programa de Generación de Energía Renovable - Renovar ER
Provincia de Entre Ríos	Préstamo	U$S 30 000.000	3 años	Seguridad y Conectividad Entre Ríos
Provincia de Entre Ríos	Préstamo	U$S 138 570 000	3 años	Rutas, Puentes: Red primaria y secundaria provincial
Provincia de Entre Ríos	Préstamo	U$S 50.000.000	3 años	Infraestructura aeroportuaria
Provincia de Entre Ríos	Préstamo	U$S 110 000.000	3 años	Infraestructura Hídrica
Provincia de Jujuy	Préstamo	U$S 126.000 000	3 años	Proyecto Solar Fotovoltaico Distribuido a lo largo de la Provincia de Jujuy
Provincia de Jujuy	Préstamo	U$S 28.000.000	3 años	Programa Jujuy Seguro e Interconectado
Provincia de Jujuy	Préstamo	U$S 300 000 000	3 años	Parque Fotovoltaico Cauchari Solar I, II y III - Ampliación
Provincia de Jujuy	Préstamo	U$S 270.000.000	3 años	Parque Fotovoltaico El Pongo Solar
Provincia de Jujuy	Préstamo	U$S 100 000 000	3 años	Planta de Generación de Energía Eléctrica
Provincia de Jujuy	Préstamo	U$S 9.000.000	3 años	Infraestructura Ferroviaria construcción de nuevas vías Línea C
Provincia de Jujuy	Préstamo	U$S 60.000.000	3 años	Infraestructura Ferroviaria Reacondicionamiento de Vías – Ramal C13
Provincia de Jujuy	Préstamo	U$S 100.000.000	3 años	Infraestructura Ferroviaria Reacondicionamiento de Vías – Tramo Chalicá - Yuto - Pichanal
Provincia de Corrientes	Préstamo	U$S 300.000.000	3 años	Planta de Celulosa Ituzaingó Corrientes
Provincia de Corrientes	Préstamo	U$S 75 000.000	3 años	Líneas de Transmisión Eléctrica de 132Kv
Provincia de Corrientes	Préstamo	U$S 30.000.000	3 años	Seguridad y Conectividad
Provincia de Buenos Aires	Préstamo	U$S 150.000.000	3 años	Apoyo a la Gestión Integral de la Cuenca del Río Salado
Provincia de Buenos Aires	Préstamo	EUROS 39.000.000	3 años	Proyecto de implementación del Plan de manejo integral de la Cuenca del Río Luján II
Ciudad Autónoma de Buenos Aires	Préstamo	U$S 104.000 000	3 años	Proyecto de Modernización de la Línea D
Provincia de San Juan	Préstamo	U$S 50.000.000	3 años	Acueducto Gran Tulum
Provincia de Santa Fe	Préstamo	U$S 130.000 000	3 años	Acueducto Desvío Arijón
Provincia de Santa Fe	Préstamo	U$S 200 000 000	3 años	Desarrollo de la Infraestructura Energética y Productiva
Provincia de Santa Fe	Préstamo	U$S 200 000 000	3 años	Desarrollo de la Infraestructura Social

CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA

IF-2018-59055772-APN-DSGA#SLYT

Senado de la Nación

27467

Planilla Anexa al Artículo 48

COLOCACION DE BONOS DE CONSOLIDACIÓN DE DEUDAS

En Pesos

CONCEPTO	TOTAL
Artículo 7° de la Ley N° 23.982, Incisos b) y c)	700.000.000
Artículo 7° de la Ley N° 23.982, Incisos d), e) y g)	140.000.000
Artículo 7° de la Ley N° 23.982, Incisos h)	450.000.000
Otras deudas que se cancelan mediante la entrega de Bonos de Consolidación	30.000.000
Sentencias Judiciales Ex Agentes de Yacimientos Petrolíferos Fiscales (YPF)	80.000.000
Beneficiarios de Leyes Nº 24.411; Nº 24.043; N° 25.192, Nº 26.690 y 27.139	1.200.000.000
Leyes Nros. 25.471, 26.572, 26.700, 27.133 y 27.179	6.000.000.000
TOTAL	8.600.000.000

Senado de la Nación

27467

CAPITULO VIII
Planilla Anexa al Art. 67

PRESUPUESTO 2019
Fondos Fiduciarios
(en pesos)

CONCEPTO	DESARROLLO PROVINCIAL	PARA LA VIVIENDA SOCIAL	INFRAEST. REGIONAL	DE CAPITAL SOCIAL	PROM. CIENT. Y TECN.	PARA EL TRANSP. ELECT. FED	SISTEMA INFRAEST. TRANSPORTE	DE INFRAEST. HÍDRICA	FONDCE	FONDEP	RECUP. DE LA ACTIVIDAD OVINA	CONSUMO RESIDENCIAL DE GAS	REFINANC. HIPOTEC.	PROM. INDUSTRIA SOFTWARE	PROGRAMA HOGAR (LEY [illegible])
I - INGRESOS CORRIENTES	2 929 939 905	6 345 847	1 778 021 035	23 883 018	222.000 000	587 032 000	72 218 800 000	6 988 105 372	302 283 188	448 700 000	100.000.000	6.567 800 000	147 950 000	44.000 000	3 447.000 000
Ingresos Tributarios	0	0	0	0	0	0	48 218 800 000	6 676 000 000	0	0	0	0	0	0	0
Ingresos no Tributarios	0	0	928.371 265	0	0	587 032.000	0	0	0	0	0	6 567 800 000	0	0	0
Ventas de Bienes y Servicios	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Contrib. de la Seguridad Social	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Rentas de la Propiedad	2 929 939 905	6 345 847	849.649 770	23 883 018	0	0	0	312 105 372	302.283 188	448.700 000	20 000.000	0	147 950 000	0	60.000.000
Transferencias Corrientes	0	0	0	0	222 000 000	0	24.000 000.000	0	0	0	80 000.000	0	0	44 000.000	3.387.000.000
Del Tesoro Nacional	0	0	0	0	222 000 000	0	24.000.000.000	0	0	0	80 000.000	0	0	44 000 000	1.586.294.211
Otras Transferencias	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1 800.705 789
II - GASTOS CORRIENTES	147.076.314	57 976.203	263.049 629	40 133 613	222 000 000	133 626 156	46.671.630 183	466 999 736	9.032.213	585 022 000	21 000 000	5.882.509.573	3.340.000	44 000.000	3.388 137 000
Remuneraciones	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Bienes y Servicios	9 076.314	20 340 687	30.950 830	36 673 985	0	108 148 876	5 153 000	3 540 076	9.032.213	66.200.000	0	1 293 499	2 340.000	0	0
Impuestos Indirectos	0	37 635 516	0	3.340 105	0	25 477 280	0	0	0	0	0	28 178 055	0	0	0
Depreciación y Amortización	0	0	0	53 974	0	0	0	0	0	0	0	0	0	0	0
Previsiones	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Intereses en Moneda Nacional	138.000.000	0	29 183 391	0	0	0	1 825 066.554	412.836 418	0	0	0	0	1.000.000	0	0
Intereses en Moneda Extranjera	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Transferencias Corrientes	0	0	100 678 359	0	222.000.000	0	44 781 410.629	0	0	500 400.000	21.000.000	5.880 024.392	0	44 000.000	3.388 137.000
Impuestos Directos	0	0	0	0	0	0	0	50 923.242	0	18.422.000	0	93 015 170	0	0	0
Otros	0	0	102.307 043	65 409	0	0	0	-0	0	0	0	0	0	0	0
III - RESULTADO ECONÓMICO (I-II)	2 782 863 591	-51.630.356	1.514.971.406	-16.250.595	0	453.405.844	25.547.169.817	6.521.105.636	293.250.975	-136.322.000	79.000.000	685.290.427	144.610.000	0	58.863.000
IV - INGRESOS DE CAPITAL	0	5.862.082.800	0	53 974	0	0	0	0	0	0	0	0	-0	0	0
Venta y/o Desincorporación de Activos	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Otros Ingresos de Capital	0	5.862.082.800	0	53 974	0	0	0	0	0	0	0	0	0	0	0
Transferencias de la Adm. Nacional	0	5.862 082.800	0	0	0	0	0	0	0	0	0	0	0	0	0
Otros (Incluye Incrementos depreci. y amort.)	0	0	0	53.974	0	0	0	0	0	0	0	0	0	0	0
V - GASTOS DE CAPITAL	1 100 000	5 734 848 728	3 835 000	120 000	0	1 176 200.000	25 580.000.000	8.728 749 830	152.017.500	0	-0	122 900.000	0	0	0
Inversión Real	1 100 000	0	3 835 000	120 000	0	0	0	0	0	0	0	0	0	0	0
Transferencias de Capital	0	5 734 848 728	0	0	0	1 176 200.000	25 580.000 000	8.728 749 830	152 017 500	0	0	122 900.000	-0	0	0
VI - INGRESOS TOTALES (I+IV)	2.929.939.905	5.868.428.647	1.778.021.035	23.716.992	222 000 000	587 032 000	72 218.800.000	6.988 105 372	302.283 188	448.700 000	100 000.000	6 567 800.000	-147.950.000	44 000.000	3 447.000.000
VII - GASTOS TOTALES (II+V)	148 176.314	5 792 524 929	266.884 629	40.253.613	222.000.000	1 309 826 156	72 251.630 183	9 195 749 566	161 049.713	585 022 000	21 000.000	6 105 009 873	3 340.000	44 000.000	3 388 137 000
VIII - RESULTADO FINANCIERO (VI-VII)	2.781.763.591	-124.216.273	1.511.136.406	-16.536.621	0	-712.794.156	-32.830.183	-2.207.644.194	141.233.475	-136.322.000	79.000.000	462.980.327	144.610.000	0	58.863.000
IX - FINANCIAMIENTO (X-XI)	-2 781 763.591	124 216.273	-1 511 136 606	16.536.621	0	712 794 156	32 830 183	2 207 644 194	-141 233 475	136 322 000	-79.000.000	-462.980.327	-144 610.000	0	-58 863.000
X - FUENTES FINANCIERAS	7.878.236.349	210 272 381	2 586 872 233	39 536 621	235 004 570	1 238 400.000	1 166.272.000	2 464.725 948	40 000.000	885 100 000	24 000 000	0	13.500.000	233.618	0
Disminución de la Inversión Financiera	7.878.236.349	210 272.381	2.586.872.233	39.536.621	235.004.570	1 238 400.000	1 166.272.000	2 464.725 948	40.000.000	885 100 000	24.000.000	0	13.500.000	233.618	0
Endeudamiento e Incremento de Otros Pasivos	0	0	0	0	0	0	0	-0	0	0	0	0	0	0	0
Endeudamiento en Moneda Nacional	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Endeudamiento en Moneda Extranjera	0	0	0	0	0	0	-0	0	0	0	0	0	0	0	0
Incremento de Otros Pasivos	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Incremento del Patrimonio	0	0	0	0	0	0	-0	0	0	0	0	0	0	0	0
XI - APLICACIONES FINANCIERAS	10.480 000.000	86.056.108	4 098 008 739	23.000.000	235 004.570	525 605.844	1 133.433.000	257 081.754	181.233.475	736 778 000	103 000.000	462.980.327	158.110.000	233.618	58.863.000
Aumento de la Inversión Financiera	8.500.000.000	86.056 108	4 098 008 739	23.000.000	235 004.570	525 605.844	0	0	181.233 475	736 778.000	103.000.000	462.980.327	149 120 000	233.618	58.863.000
Amort. de Deuda y Disminución de Otros Pasivos	1.980.000.000	0	0	0	0	0	1 133.433.000	257.081 754	0	0	0	0	8.990.000	0	0
Amortización en Moneda Nacional	1.980.000.000	0	0	0	0	0	1 133 433.000	257.081 754	0	0	0	0	8.990.000	0	0
Amortización en Moneda Extranjera	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Disminución de Otros Pasivos	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Disminución del Patrimonio	0	0	0	0	0	0	-0	0	0	0	0	0	-0	0	0

CONGRESO LEGISLATIVO DE LA NACION ARGENTINA

Senado de la Nación

27487

CAPITULO VIII
Planilla Anexa al Art. 67
(continuación)

PRESUPUESTO 2019
Fondos Fiduciarios
(en pesos)

CONCEPTO	FONDO DE SEGURIDAD AEROPORT.	FONDO FIDUC. PROCREAR	FONDAGRO	COBERTURA UNIVERSAL DE SALUD	FONDO DE ENERGIAS RENOVABLES	DEL SERVICIO UNIVERSAL	FODIS	FOGAR	PPP RED DE AUTOPISTAS Y RUTAS SEGURAS
I - INGRESOS CORRIENTES	33 136 796	39 352 792	42 424 493	1 050 802 615	638 850 943	2 869 845 657	0	795 400 000	517 002 064
Ingresos Tributarios	0	0	0	0	0	0	0	0	0
Ingresos no Tributarios	0	0	0	0	0	1 933 000 000	0	185 100 000	504 407 928
Ventas de Bienes y Servicios	0	0	0	0	0	0	0	0	0
Contrib. de la Seguridad Social	0	0	0	0	0	0	0	0	0
Rentas de la Propiedad	33 136 796	39 352 792	42 424 493	1 050 802 615	638 850 943	936 845 657	0	610 300 000	12 594 136
Transferencias Corrientes	0	0	0	0	0	0	0	0	0
Del Tesoro Nacional	0	0	0	0	0	0	0	0	0
Otras Transferencias	0	0	0	0	0	0	0	0	0
II - GASTOS CORRIENTES	579 703	8 454 014 650	47 330 407	4 500 000 000	76 185 800	411 444 837	500 000 000	59 000 000	517 002 064
Remuneraciones	0	0	0	0	0	0	0	0	0
Bienes y Servicios	579 703	1 238 341 633	1 424 411	0	4 770 239	11 172 864	11 858 891	42 300 000	29 893 073
Impuestos Indirectos	0	101 576 157	905 996	0	35 246 351	19 288 982	78 000	0	0
Depreciación y Amortización	0	0	0	0	0	0	0	0	0
Previsiones	0	0	0	0	0	0	0	0	0
Intereses en Moneda Nacional	0	7 114 096 780	0	0	0	0	0	0	0
Intereses en Moneda Extranjera	0	0	0	0	0	0	0	0	0
Transferencias Corrientes	0	0	45 000 000	4 500 000 000	0	0	488 063 109	0	487 108 991
Impuestos Directos	0	0	0	0	0	381 012 391	0	16 700 000	0
Otros	0	0	0	0	36 169 210	0	0	0	0
III - RESULTADO ECONÓMICO (I-II)	32 557 093	-8 414 661 758	-4 905 914	-3 449 397 385	562 475 143	2 457 400 820	-500 000 000	736 400 000	0
IV - INGRESOS DE CAPITAL	0	7 172 577 205	0	0	0	0	0	0	0
Venta y/o Desincorporación de Activos	0	0	0	0	0	0	0	0	0
Otros Ingresos de Capital	0	7 172 577 205	0	0	0	0	0	0	0
Transferencias de la Adm. Nacional	0	7 172 577 205	0	0	0	0	0	0	0
Otros (Incluye increm. deprec. y amort.)	0	0	0	0	0	0	0	0	0
V - GASTOS DE CAPITAL	486 350 872	2 990 140 486	0	0	0	2 861 981 103	0	0	0
Inversión Real	0	0	0	0	0	0	0	0	0
Transferencias de Capital	486 350 872	2 990 140 486	0	0	0	2 861 981 103	0	0	0
VI - INGRESOS TOTALES (I+IV)	33 136 796	7 211 929 997	42 424 493	1 050 802 615	638 850 943	2 869 845 657	0	795 400 000	617 002 064
VII - GASTOS TOTALES (II+V)	486 930 575	11 444 155 045	47 330 407	4 500 000 000	76 185 800	3 273 425 940	500 000 000	59 000 000	517 002 064
VIII - RESULTADO FINANCIERO (VI-VII)	-453 793 779	4 232 225 048	-4 905 914	-3 449 397 385	562 475 143	-404 580 283	-500 000 000	736 400 000	0
IX - FINANCIAMIENTO (X-XI)	453 793 779	4 232 226 048	4 905 914	3 449 397 385	-562 475 143	404 580 283	500 000 000	-736 400 000	0
X - FUENTES FINANCIERAS	453 793 779	8 693 190 193	288 716 686	3 449 397 385	6 978 682 927	414 501 886	500 000 000	0	44 089 559 971
Disminución de la Inversión Financiera	453 793 779	8 693 190 193	288 716 686	3 449 397 385	250 684 255	414 501 886	0	0	0
Endeudamiento e Incremento de Otros Pasivos	0	0	0	0	0	0	0	0	-44 089 559 971
Endeudamiento en Moneda Nacional	0	0	0	0	0	0	0	0	0
Endeudamiento en Moneda Extranjera	0	0	0	0	0	0	0	0	0
Incremento de Otros Pasivos	0	0	0	0	0	0	0	0	-44 080 559 971
Incremento del Patrimonio	0	0	0	0	6 727 998 672	0	500 000 000	0	0
XI - APLICACIONES FINANCIERAS	0	4 480 965 145	283 810 772	0	7 641 158 070	9 921 603	0	736 400 000	44 089 559 971
Aumento de la Inversión Financiera	0	4 082 625 146	283 810 772	0	7 348 769 438	9 921 603	0	736 400 000	44 089 559 971
Amort. de Deuda y Disminución de Otros Pasivos	0	398 339 999	0	0	192 388 632	0	0	0	0
Amortización en Moneda Nacional	0	398 339 999	0	0	0	0	0	0	0
Amortización en Moneda Extranjera	0	0	0	0	0	0	0	0	0
Disminución de Otros Pasivos	0	0	0	0	192 388 632	0	0	0	0
Disminución del Patrimonio	0	0	0	0	0	0	0	0	0

Senado de la Nación

27467

art. 63

CONGRESO LEGISLATIVO DE LA NACION ARGENTINA

Senado de la Nación

art. 66

				Concepto	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

[1] Si bien los montos incluidos en esta planilla están expresados en dólares estadounidenses, los proyectos de participación pública privada podrán licitarse en esa moneda, o por un importe equivalente en moneda de curso legal

[2] Los montos consignados en la columna 2019 corresponden al pago de los servicios principales de operación y mantenimiento de activos ya existentes afectados a los proyectos, no constituyendo en ningún caso contraprestación por inversión o por obra

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	TOTAL
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Senado de la Nación

27467

TÍTULO II
Planilla Nº 1
Anexa al Título II

ADMINISTRACIÓN CENTRAL
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, SUBJURISDICCIÓN, FINALIDAD Y GASTOS FIGURATIVOS
(en pesos)

FINALIDAD / JURISDICCIÓN, SUBJURISDICCIÓN	ADMINISTRACIÓN GUBERNAMENTAL	SERV. DE DEF. Y SEGURIDAD	SERVICIOS SOCIALES	SERVICIOS ECONÓMICOS	DEUDA PÚBLICA	GASTOS FIGURATIVOS	TOTAL
Poder Legislativo Nacional	20 595 156 007	0	3 122 669 822	0	0	0	23 717 825 829
Poder Judicial de la Nación	46 556 765 645	0	205 000 000	0	0	0	46 761 765 645
Ministerio Publico	16 619 918 630	0	1 414 000	0	0	0	16 621 332 630
Presidencia de la Nación	2 662 111 682	2.697.715 000	2 479 990 029	7 073 212 556	0	17 515 238 896	32.428 258.165
Secretaría General	2 208 597 350	0	991 127 720	0	0	16 004 590.429	19 204 315 499
Secretaría Legal y Técnica	453 514 332	0	0	0	0	0	453,514 332
Secretaría de Gobierno de Ambiente y Desarrollo Sustentable	0	0	0	5 523 107 384	0	1.503 075 161	7 026 182 545
Secretaría de Gobierno de Turismo	0	0	0	1 550 105 174	0	7.573.306	1 557 678 480
Agencia Federal de Inteligencia	0	2.697.715 000	0	0	0	0	2 697 715 000
Secretaría de Políticas Integrales sobre Drogas de la Nación Argentina (SEDRONAR)	0	0	1 192 134 374	0	0	0	1 192 134 374
Consejo Nacional de Coordinación de Políticas Sociales	0	0	296 717 935	0	0	0	296 717 935
Jefatura de Gabinete de Ministros	7 906 963.236	0	80 000.000	2 317 217 019	0	667.555 094	10 871 735 349
Jefatura de Gabinete de Ministros	5 244 976.022	0	0	1 758 502 394	0	667 555 094	7 671 033 510
Secretaría de Gobierno de Modernización	2 561 987.214	0	80 000 000	558 714 625	0	0	3 200 701 839
Ministerio del Interior, Obras Públicas y Vivienda	13 330 437 535	0	35 112 010 161	1 046 439 316	0	8 645 428 421	58 134 315 433
Ministerio de Relaciones Exteriores y Culto	13 415 108 831	0	285 676.702	0	0	0	13 700 785 533
Ministerio de Justicia y Derechos Humanos	2 737 354.321	17 671 420 239	8 457 057 303	0	0	3 588,531 716	32 454.383 579
Ministerio de Justicia y Derechos Humanos	2 507 946 416	1.819.514 370	41 551 170	0	0	3 588 531 716	7 957 543 680
Servicio Penitenciario Federal	0	15 851 905 861	8 415 506 133	0	0	0	24 267 411 994
Procuración del Tesoro de la Nación	229 407 905	0	0	0	0	0	229 407 905
Ministerio de Seguridad	0	93 598 631 399	14.611 036 387	0	0	0	108 209 667 786
Ministerio de Seguridad	0	5 725 479 179	58 863 925	0	0	0	5 784 343 104
Policía Federal Argentina	0	29 267 218 228	4 021 919 078	0	0	0	33 289 137 306
Gendarmería Nacional	0	33 191.922 465	7 444 834 239	0	0	0	40 636 756 704
Prefectura Naval Argentina	0	20 916 785 785	2 992.601.305	0	0	0	23 909 387.090
Policía de Seguridad Aeroportuaria	0	4 497.225 742	92 817 820	0	0	0	4 590 043 562
Ministerio de Defensa	0	72 718 918 104	28 392 869 608	1 189 401 240	0	2 537.101.614	102 838 290 570
Ministerio de Defensa	0	2 695 043 300	557 382 082	0	0	2 537.101 614	5 789.526 996
Estado Mayor General del Ejército	0	34 610 013 695	12 268 028 015	0	0	0	46 878 041 710
Estado Mayor General de la Armada	0	20 555.771 741	6 438 507 439	0	0	0	26 994.279.180
Estado Mayor General de la Fuerza Aérea	0	14.364 406 031	6 428 851 728	1 189 401 246	0	0	21,982.659 005
Estado Mayor Conjunto de las Fuerzas Armadas	0	495 663 337	700 100 342	0	0	0	1 195 763 679
Ministerio de Hacienda	5 986 455 197	0	0	153.980 292.953	0	7 107 412 822	167 074 160 972

IF-2018-59055772-APN-DSGA#SLYT

Senado de la Nación

100

27467

TÍTULO II
Planilla Nº 1 (Cont.)
Anexa al Título II

ADMINISTRACIÓN CENTRAL
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, SUBJURISDICCIÓN, FINALIDAD Y GASTOS FIGURATIVOS
(en pesos)

FINALIDAD / JURISDICCIÓN, SUBJURISDICCIÓN	ADMINISTRACIÓN GUBERNAMENTAL	SERV DE DEF. Y SEGURIDAD	SERVICIOS SOCIALES	SERVICIOS ECONÓMICOS	DEUDA PÚBLICA	GASTOS FIGURATIVOS	TOTAL
Ministerio de Hacienda	5 986 455 197	0	0	0	0	673 309 444	6.659 764 641
Secretaría de Gobierno de Energía	0	0	0	153 980 292 953	0	6 434 103 378	160 414 396 331
Ministerio de Producción y Trabajo	1 064 916.676	0	9.133 703 132	9 831 126 443	0	2 595,452 231	22 625.198 482
Ministerio de Producción y Trabajo	0	0	0	5 492 721 648	0	1 453 722.234	6 946 443 882
Secretaría de Gobierno de Trabajo y Empleo	0	0	9 133 703 132	0	0	0	9 133 703 132
Secretaría de Gobierno de Agroindustria	1 064.916 676	0	0	4 338 404 795	0	1 141 729 997	6 545.051 468
Ministerio de Transporte	0	0	0	39 289 651 500	0	32 542 789 064	71 832.440 564
Ministerio de Educación, Cultura, Ciencia y Tecnología	0	0	203 929 963 725	0	0	19 679 576 056	223 609 539 781
Ministerio de Educación, Cultura, Ciencia y Tecnología	0	0	197 241 309 857	0	0	476 882.246	197 718.192 103
Secretaría de Gobierno de Cultura	0	0	3 266 019 912	0	0	1 162 180 443	4 428 200 355
Secretaría de Gobierno de Ciencia, Tecnología e Innovación Productiva	0	0	3 422 633 956	0	0	18 040 513 367	21 463 147 323
Ministerio de Salud y Desarrollo Social	0	0	101 112 278 040	0	0	543 805 576 351	644 917 854 391
Ministerio de Salud y Desarrollo Social	0	0	63 335 493 124	0	0	536 061.348 341	599 396 841.465
Secretaría de Gobierno de Salud	0	0	37 776 784 916	0	0	7 744.228 010	45 521 012 926
Servicio de la Deuda Pública	0	0	0	0	745 652 000 000	0	745 652 000.000
Obligaciones a Cargo del Tesoro	24 669 379 251	0	26 765 561.966	134 571 291 693	0	2 507 057 551	190 533 310 461
TOTAL GASTOS CORRIENTES, DE CAPITAL Y FIGURATIVOS	166.444.567.211	186.886.884 742	433.709.240.863	349.298 632.720	745.652.000.000	641 181.719.816	2.511.982.845.360

IF-2018-59055772-APN-DSGA#SLYT

Senado de la Nación

TÍTULO II
Planilla Nº 2
Anexa al Título II

ADMINISTRACIÓN CENTRAL
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, SUBJURISDICCIÓN Y POR CARACTER ECONÓMICO
(en pesos)

CARÁCTER ECONÓMICO / JURISDICCIÓN, SUBJURISDICCIÓN	GASTOS CORRIENTES: GASTOS DE CONSUMO: REMUN	GASTOS CORRIENTES: GASTOS DE CONSUMO: OTROS G.C	GASTOS CORRIENTES: GASTOS DE CONSUMO: TOTAL	RENTAS DE LA PROPIED.	PREST SEG.SOCIAL	IMPUESTOS DIRECTOS	TRANSF CORRIENTES	TOTAL	GASTOS DE CAPITAL: INVERSIÓN REAL DIREC	TRANSF. DE CAPITAL	INVERSIÓN FINANCIERA	TOTAL	TOTAL GENERAL
Poder Legislativo Nacional	21 668 660 001	1 744 935 007	23 413 595 008	0	0	460 000	43 149 000	23.457 204 008	260 621 621	0	0	260 621 621	23 717 825 629
Poder Judicial de la Nación	44 409 995 000	1.333 282 000	45 743 277 000	0	205 000.000	0	42 000	45 948.319 000	813 446 845	0	0	813 446 845	46 761 765 845
Ministerio Publico	16 041 006 945	467 830 272	16 508 837 217	0	1 414 000	571 940	192 000	16 511 015.157	110 317 673	0	0	110 317 673	16.621 332 830
Presidencia de la Nación	6 434 495 996	2 993 785 604	9 428 281 600	0	0	1 700 000	1 626 800 830	10 056 782.430	2 290 579 575	2 565 657 264	0	4 858 236 839	14 913.019 269
Secretaría General	1 280 393.000	1 000 577.021	2 280 970 021	0	0	0	410.221,978	2.691.191 999	446 620 291	61 912 780	0	508 533 071	3.199.725.070
Secretaría Legal y Técnica	384 499.000	43 589 000	428 088 000	0	0	0	0	428 088 000	25 426.332	0	0	25 426 332	453 514 332
Secretaría de Gobierno de Ambiente y Desarrollo Sustentable	738 509.998	405 731.583	1 144 241 581	0	0	0	665 369.852	1.809.611 433	1 417 099 080	2.296 396 871	0	3.713 495 951	5.523.107.384
Secretaría de Gobierno de Turismo	536 733.000	454 829 000	991 562 000	0	0	0	72.000.000	1 063 562.000	344,813 763	141 829 411	0	486 643 174	1.550.105.174
Agencia Federal de Inteligencia	1 754 605 000	943 110.000	2 697 715 000	0	0	0	0	2 697 715.000	0	0	0	0	2.697 715.000
Secretaría de Políticas Integrales sobre Drogas de la Nación Argentina (SEDRONAR)	534 383.999	106 602.000	640 985 999	0	0	1.500 000	478 036 000	1 120 481 999	6.014 173	65 718.202	0	71 732.375	1 192.134.374
Consejo Nacional de Coordinación de Políticas Sociales	205 381.999	39 457 000	244 838.999	0	0	200 000	1 173 000	246.211 999	50 505.936	0	0	50 505.936	296 717 935
Jefatura de Gabinete de Ministros	3 062 910.991	6 606 720 548	9 669.631.539	1 449 130	0	418 304	570.089 000	9 141 586 973	553.171 421	509 422.861	0	1 062.594 282	10.204 180 255
Jefatura de Gabinete de Ministros	1 549 531.995	4 789 648 586	6 339 180.581	1 449 130	0	418.304	486 221 000	6 827 268 995	176.211 421	0	0	176 211 421	7.003 478 416
Secretaría de Gobierno de Modernización	1 513 378.996	717.071 982	2 230.450.978	0	0	0	83 868 000	2 314.318 978	376 960 000	509 422 861	0	886 382.861	3 200 701 839
Ministerio del Interior, Obras Públicas y Vivienda	1 900 227 978	5 550 611.984	7 450.839 962	0	0	0	6.588 107 016	14 138.946 978	2.281.434.073	33.068 505 961	0	35 349 940 034	49 488 887 012
Ministerio de Relaciones Exteriores y Culto	9 775 523.989	1.527 743 578	11.303.267.567	639 600	0	0	1.975 850 102	13.279.757 269	421 028.264	0	0	421 028.264	13 700 785 533
Ministerio de Justicia y Derechos Humanos	15 023 800 118	3 703 243 322	18 727 043 440	0	8.057 092 200	3.065 591	685 003.000	27.472 204 231	1 250 464 731	143 162.901	0	1 393 627.632	28 865 831 863
Ministerio de Justicia y Derechos Humanos	1 549 326 017	1 070 686 409	2 620.012 426	0	0	3.065 591	527 308 000	3.150.386 017	1 075 463 046	143 162 901	0	1.218 625.947	4 369 011 964
Servicio Penitenciario Federal	13 310 406 225	2.580.515 000	15.890.921 225	0	8.057 092.200	0	157 695 000	24.105.708 425	181 703 569	0	0	181 703 569	24 287 411 994
Procuración del Tesoro de la Nación	164 067.876	52.041 913	216 109.789	0	0	0	0	216 109 789	13 298 116	0	0	13.298 116	229 407 905
Ministerio de Seguridad	99 483.984 957	5.006.831 330	104.490 816.287	204 400	0	16.845 396	2.288 152 770	106.795 018.843	1.414 648.923	0	0	1 414 648 923	108 209.667 766
Ministerio de Seguridad	1 001 348.995	1.749.061.120	2 750 410 115	0	0	1 988 880	2.225 658.000	4 978 034 995	806 308.109	0	0	806 308 109	5 784 343 104
Policía Federal Argentina	32 217 435.555	891.913 600	33 109.349 155	50.000	0	6.270 400	49.025.000	33 164 694 555	124 442 751	0	0	124 442 751	33 289 137.306
Gendármería Nacional	39 149 320.278	1.351 119 897	40 500 440 175	154 400	0	1 767 703	4 880.000	40 507.062 278	129 694 426	0	0	129 694 426	40.636 756 704

TÍTULO II
Planilla Nº 2
Anexa al Título II

ADMINISTRACIÓN CENTRAL
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, SUBJURISDICCIÓN Y POR CARÁCTER ECONÓMICO
(en pesos)

CARÁCTER ECONÓMICO	GASTOS CORRIENTES								GASTOS DE CAPITAL				TOTAL
	GASTOS DE CONSUMO			RENTAS DE	PREST	IMPUESTOS	TRANSF	TOTAL	INVERSIÓN	TRANSF	INVERSIÓN	TOTAL	GENERAL
JURISDICCIÓN, SUBJURISDICCIÓN	REMUN.	OTROS G.C.	TOTAL	LA PROPIED	SEG.SOCIAL	DIRECTOS	CORRIENTES		REAL.DIREC.	DE CAPITAL	FINANCIERA		
Prefectura Naval Argentina	22 747 478 565	835 443 597	23 582 922 162	0	0	5 818 403	0	23 588 740 565	320 646 525	0	0	320 646 525	23 909 387 090
Policía de Seguridad Aeroportuaria	4 368 401 564	179 293 116	4 547 694 680	0	0	0	8 791 770	4 556 486 450	33 557 112	0	0	33 557 112	4 590 043 562
Ministerio de Defensa	85 885 931 991	11 770 401 006	97 656 332 997	2 237 620	0	10 983 422	31 487 342	97 701 041 381	2 600 147 675	0	0	2 600 147 675	100 301 189 056
Ministerio de Defensa	1 362 072 002	1 414 380 958	2 776 452 960	1 822 700	0	0	22 841 650	2 801 117 310	451 308 072	0	0	451 308 072	3 252 425 382
Estado Mayor General del Ejército	42 233 089 986	4 082 260 157	46 315 350 143	0	0	6 753 612	1 352 000	46 323 455 755	554 585 955	0	0	554 585 955	46 878 041 710
Estado Mayor General de la Armada	24 031 857 002	2 723 273 451	26 755 130 453	0	0	2 333 213	6 584 692	26 764 048 358	230 230 822	0	0	230 230 822	26 994 279 180
Estado Mayor General de la Fuerza Aérea	18 077 118 001	2 538 905 804	20 616 023 805	162 834	0	1 804 440	685 000	20 618 836 179	1 364 022 826	0	0	1 364 022 826	21 982 859 005
Estado Mayor Conjunto de las Fuerzas Armadas	181 795 000	1 011 580 636	1 193 375 636	261 886	0	92 157	54 000	1 193 783 679	0	0	0	0	1 193 783 679
Ministerio de Hacienda	4 898 019 827	2 793 422 688	7 692 442 515	3 511 023	0	0	145 439 515 802	153 135 469 340	4 341 374 705	2 489 904 105	0	6 831 278 810	159 966 748 150
Ministerio de Hacienda	3 816 438 482	2 004 443 560	5 820 882 042	3 511 023	0	0	10 723 125	5 835 116 190	151 339 007	0	0	151 339 007	5 986 455 197
Secretaría de Gobierno de Energía	1 082 581 345	788 979 128	1 871 560 473	0	0	0	145 428 782 677	147 300 353 160	4 190 035 696	2 489 904 105	0	6 679 939 803	153 980 292 953
Ministerio de Producción y Trabajo	7 184 148 624	4 108 460 311	11 290 608 935	3 810 444	0	17 831 054	7 799 065 903	19 111 406 236	515 769 238	402 570 777	0	918 340 015	20 029 746 251
Ministerio de Producción y Trabajo	1 669 624 926	2 711 930 535	4 381 455 461	1 881 211	0	10 384 254	850 000 000	5 243 720 926	249 000 722	0	0	249 000 722	5 492 721 648
Secretaría de Gobierno de Trabajo y Empleo	2 513 164 451	1 012 507 653	3 525 672 104	1 929 233	0	7 546 800	5 251 468 000	8 789 616 137	192 938 623	154 148 372	0	347 086 995	9 133 703 132
Secretaría de Gobierno de Agroindustria	3 001 459 147	362 022 123	3 363 481 270	0	0	0	1 697 587 903	5 061 069 173	73 829 893	248 422 405	0	322 252 298	5 403 321 471
Ministerio de Transporte	1 146 200 187	1 037 290 090	2 183 490 277	0	0	225 910	24 082 625 000	26 266 341 187	8 080 683 308	4 942 627 005	0	13 023 310 313	39 289 651 500
Ministerio de Educación, Cultura, Ciencia y Tecnología	4 037 724 123	3 268 883 519	7 306 607 642	0	0	4 647 661	187 760 197 910	195 371 533 213	3 030 827 733	5 421 464 957	106 147 822	8 558 430 512	203 929 963 725
Ministerio de Educación, Cultura, Ciencia y Tecnología	1 424 213 946	2 167 724 956	3 591 938 902	0	0	4 647 661	185 930 567 473	189 527 154 036	2 321 300 864	5 392 854 957	0	7 714 155 821	197 241 309 857
Secretaría de Gobierno de Cultura	2 006 765 172	926 381 563	2 933 146 735	0	0	0	70 905 437	3 004 052 172	233 367 740	28 600 000	0	261 967 740	3 266 019 912
Secretaría de Gobierno de Ciencia, Tecnología e Innovación Productiva	606 745 005	474 857 000	1 081 602 005	0	0	0	1 768 725 000	2 840 327 005	476 159 129	0	106 147 822	582 306 951	3 472 633 956
Ministerio de Salud y Desarrollo Social	9 006 646 884	28 528 322 622	37 534 969 506	5 912 128	0	23 195 375	61 884 123 190	99 448 200 199	919 892 886	744 184 955	0	1 664 077 841	101 112 278 040
Ministerio de Salud y Desarrollo Social	5 463 961 884	8 119 640 590	13 583 602 474	138 128	0	15 000	49 157 160 697	62 740 916 199	331 823 610	262 753 315	0	594 576 925	63 335 493 124
Secretaría de Gobierno de Salud	3 542 685 000	20 408 682 032	23 951 367 032	5 774 000	0	23 180 375	12 726 962 593	36 707 284 000	588 069 276	481 431 640	0	1 069 500 916	37 776 784 916
Servicio de la Deuda Publica	0	5 786 000 000	5 786 000 000	739 866 000 000	0	0	0	745 652 000 000	0	0	0	0	745 652 000 000
Obligaciones a Cargo del Tesoro	21 538 939 622	35 461 000	21 574 400 622	0	10 000 000 000	0	115 526 778 251	147 101 178 873	0	28 489 917 037	12 436 167 000	40 926 074 037	188 026 252 910
TOTAL	338 499 207 133	95 561 314 881	434 060 522 014	739 883 764 245	10 263 506 200	79 842 443	936 301 189 116	1 750 588 884 218	21 884 438 671	70 776 487 823	12 542 384 822	120 203 121 316	1 870 791 125 534

Senado de la Nación

103

27467

TÍTULO II
Planilla Nº 3
Anexa al Título II

ADMINISTRACIÓN CENTRAL
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, SUBJURISDICCIÓN Y FUENTE DE FINANCIAMIENTO
(en pesos)

FINANCIAMIENTO	FUENTES INTERNAS					FUENTES EXTERNAS			TOTAL
JURISDICCIÓN, SUBJURISDICCIÓN	TESORO NACIONAL	REC. C/AFEC. ESPECÍFICA	TRANSF. INTERNAS	CRÉDITO INTERNO	SUBTOTAL	TRANSF. EXTERNAS	CRÉDITO EXTERNO	SUBTOTAL	GENERAL
Poder Legislativo Nacional	23.527.646.413	190 179 416	0	0	23 717.825 829	0	0	0	23.717.825 829
Poder Judicial de la Nación	777 116 861	45 984 648 784	0	0	46 761 765 645	0	0	0	46.761 765 645
Ministerio Público	16 591 862.670	28 922 160	0	0	16 620 784 830	548 000	0	548 000	16 621 332 830
Presidencia de la Nación	27 138 407 377	1 545 968 272	0	0	28 684 375.649	39 036 000	3 704 846 516	3 743 882 516	32 428.258 165
Secretaría General	19 202 155 499	2 160 000	0	0	19 204 315 499	0	0	0	19.204 315 499
Secretaría Legal y Técnica	453 514 332	0	0	0	453 514 332	0	0	0	453.514.332
Secretaría de Gobierno de Ambiente y Desarrollo Sustentable	3 305 602.237	42 166 000	0	0	3 347 768 237	39 036 000	3.639 378 308	3 678 414 308	7 026 182 545
Secretaría de Gobierno de Turismo	0	1 492.210 272	0	0	1 492 210 272	0	65 468 208	65 468 208	1 557 678 480
Agencia Federal de Inteligencia	2 697 715,000	0	0	0	2 697 715 000	0	0	0	2 697 715 000
Secretaría de Políticas Integrales sobre Drogas de la Nación Argentina (SEDRONAR)	1 182 702.374	9 432 000	0	0	1 192 134 374	0	0	0	1 192 134 374
Consejo Nacional de Coordinación de Políticas Sociales	296 717.935	0	0	0	296 717 935	0	0	0	296 717 935
Jefatura de Gabinete de Ministros	9,988 368,033	91 536 000	614 787 861	0	10 694 691 894	0	177 043 455	177 043 455	10 871 735 349
Jefatura de Gabinete de Ministros	7 659 497 510	11 536 000	0	0	7.671 033 510	0	0	0	7 671 033 510
Secretaría de Gobierno de Modernización	2.328 870 523	80 000 000	614 787.861	0	3 023 658 384	0	177.043 455	177 043 455	3 200 701 839
Ministerio del Interior, Obras Publicas y Vivienda	49.385 234.619	1.870 901.000	13 855 000	0	51.269 990 619	44 971 478	6 819 353 336	6 864.324.814	58 134,315 433
Ministerio de Relaciones Exteriores y Culto	11 652.950.978	2.047.834 555	0	0	13 700 785 533	0	0	0	13 700 785 533
Ministerio de Justicia y Derechos Humanos	14 670 936 988	11 895.343.391	5 888.083 200	0	32 454 363 579	0	0	0	32 454 363 579
Ministerio de Justicia y Derechos Humanos	1.311 432 769	6 646 110 911	0	0	7 957 543 680	0	0	0	7 957 543 680
Servicio Penitenciario Federal	13.341.427 427	5 037.901 367	5 888 083 200	0	24 267 411 994	0	0	0	24 267 411.994
Procuración del Tesoro de la Nación	18 076 792	211.331.113	0	0	229 407.905	0	0	0	229 407 905
Ministerio de Seguridad	104 615,787.173	3,524 516 593	0	0	108 140 303 766	0	69 364 000	69,364 000	108 209 667 766
Ministerio de Seguridad	3 554 679 104	2 160 300 000	0	0	5 714 979 104	0	69 364.000	69.364 000	5 784 343 104
Policía Federal Argentina	32 977 584.056	311 553 250	0	0	33 289 137 306	0	0	0	33 289 137 306
Gendarmería Nacional	40 039 632 734	597.123 970	0	0	40 636 756 704	0	0	0	40 636 756 704
Prefectura Naval Argentina	23 490 089.250	419.297 840	0	0	23 909 387 090	0	0	0	23 909 387 090
Policía de Seguridad Aeroportuaria	4 553 802 029	36 241 533	0	0	4 590 043 562	0	0	0	4.590 043 562
Ministerio de Defensa	99 527 672 460	3.310 618 110	0	0	102 838 290 570	0	0	0	102 838 290 570

IF-2018-59055772-APN-DSGA#SLYT

Senado de la Nación

104

2746

TÍTULO II
Planilla Nº 3 (Cont.)
Anexa al Título II

ADMINISTRACIÓN CENTRAL
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, SUBJURISDICCIÓN Y FUENTE DE FINANCIAMIENTO
(en pesos)

FINANCIAMIENTO	FUENTES INTERNAS					FUENTES EXTERNAS			TOTAL
JURISDICCIÓN, SUBJURISDICCIÓN	TESORO NACIONAL	REC. C/AFEC. ESPECÍFICA	TRANSF. INTERNAS	CRÉDITO INTERNO	SUBTOTAL	TRANSF EXTERNAS	CRÉDITO EXTERNO	SUBTOTAL	GENERAL
Ministerio de Defensa	5 778 772 996	10 754 000	0	0	5 789 526.996	0	0	0	5 789 526,996
Estado Mayor General del Ejército	45 188 752 515	1.689 289 195	0	0	46 878 041 710	0	0	0	46 878 041 710
Estado Mayor General de la Armada	26 528 564 265	465 714 915	0	0	26 994 279 180	0	0	0	26 994 279 180
Estado Mayor General de la Fuerza Aérea	20 837 799.005	1 144 860 000	0	0	21.982 659 005	0	0	0	21 982 659 005
Estado Mayor Conjunto de las Fuerzas Armadas	1 193 783 679	0	0	0	1 193 783 679	0	0	0	1 193 783 679
Ministerio de Hacienda	162 107 418 162	2.857 729 607	0	0	164.965 147 769	555 000	2 108 458 203	2.109 013 203	167 074 160 972
Ministerio de Hacienda	6.344 097 517	102 257 000	0	0	6.446.354.517	555 000	212 855 124	213 410 124	6 659 764 641
Secretaría de Gobierno de Energía	155 763.320 645	2 755 472 607	0	0	158.518.793 252	0	1 895 803.079	1 895.803 079	160 414 396 331
Ministerio de Producción y Trabajo	17 865 858 342	760 455 899	2 500 000 000	0	21 126.314 241	480 000	1.498 404 241	1,498 884 241	22 625 198 482
Ministerio de Producción y Trabajo	6.292.978 882	67 426 000	0	0	6.360 402 882	480 000	585 561 000	586 041 000	6 946 443 882
Secretaría de Gobierno de Trabajo y Empleo	5.658 134 288	200 158 333	2.500 000 000	0	8.358 292 621	0	775 410 511	775 410 511	9 133 703 132
Secretaría de Gobierno de Agroindustria	5.914 747 172	492 871 566	0	0	6 407 618 738	0	137 432.730	137 432 730	6 545 051 468
Ministerio de Transporte	33 410.369 055	2.984 000 000	4 500 000 000	28 979 824 774	69 874 193 829	0	1 958 246 735	1 958.246 735	71 832 440 564
Ministerio de Educación, Cultura, Ciencia y Tecnología	217.990 235 318	132 375 781	0	2 201 857 997	220.324 469 096	6 980 000	3 278 090 685	3.285 070 685	223 609 539 781
Ministerio de Educación, Cultura, Ciencia y Tecnología	193.559.796 542	26 293 350	0	2,201 857 997	195 787 947 889	2 184 000	1 928 060.214	1 930 244 214	197 718 192 103
Secretaría de Gobierno de Cultura	4 322.717.924	105 482 431	0	0	4 428 200 355	0	0	0	4 428 200 356
Secretaría de Gobierno de Ciencia Tecnología e Innovación Productiva	20 107 720 852	600 000	0	0	20 108 320 852	4 796 000	1.350 030 471	1 354 826 471	21 463 147 323
Ministerio de Salud y Desarrollo Social	441.667 171 225	2 149 031 691	4 525 418 000	192.585 502.644	641 127.123.560	0	3 790 730 831	3 790 730 831	644 917 854 391
Ministerio de Salud y Desarrollo Social	404 496.655 879	2 113 754 691	0	192.585 502 644	599 195 913 214	0	200 928 251	200 928 251	599 396 841.465
Secretaría de Gobierno de Salud	37 370 515 346	35 277.000	4 525 418 000	0	41 931 210 346	0	3 569 802 560	3 569 802 560	45 521 012 926
Servicio de la Deuda Pública	7 610 550 000	0	0	285 400 450 000	293.011 000 000	0	452 641 000 000	452.641.000 000	745 652 000.000
Obligaciones a Cargo del Tesoro	180 533 310.461	4 756 000 000	0	5 244 000 000	190.533.310 461	0	0	0	190 533 310 461
TOTAL GASTOS CORRIENTES, DE CAPITAL Y FIGURATIVOS	**1.418.280.886.136**	**84.130.061.269**	**19 042.144.061**	**614.411.635.416**	**2.036.844.736.870**	**92.670.470**	**476.045.438.002**	**476.138.108.480**	**2.611.982.845.350**

IF-2018-59055772-APN-DSGA#SLYT

Senado de la Nación

27467

TÍTULO II
Planilla Nº 4
Anexa al Título II

ADMINISTRACIÓN CENTRAL

COMPOSICIÓN DE LOS RECURSOS POR CARÁCTER ECONÓMICO Y FUENTE DE FINANCIAMIENTO
(en pesos)

FUENTE DE FINANCIAMIENTO / CARÁCTER ECONÓMICO	TESORO NACIONAL	OTRAS FUENTES DE FINANCIAMIENTO	IMPORTE
Ingresos Corrientes	1.476.925.309.000	126.876.639.906	1.603.801.948.914
Ingresos Tributarios	1.397.403.395.008	79.074.222.378	1.476.477.617.386
Impuestos Directos	286.899.700.868	473.303.341	287.373.004.209
Impuestos Indirectos	1.110.503.694.140	78.600.919.037	1.189.104.613.177
Aportes y Contribuciones a la Seguridad Social	0	7.005.009.000	7.005.009.000
Aportes y Contribuciones a la Seguridad Social	0	7.005.009.000	7.005.009.000
Ingresos No Tributarios	12.151.110.000	20.061.747.307	32.212.857.307
Tasas	506.995.000	9.963.975.566	10.470.970.566
Derechos	153.120.000	529.648.783	682.768.783
Otros No Tributarios	11.490.995.000	9.568.122.958	21.059.117.958
Ventas de Bienes y Serv. de las Administraciones Públicas	556.000	2.555.083.799	2.555.639.799
Ventas de Bienes y Serv. de las Administraciones Públicas	556.000	2.555.083.799	2.555.639.799
Rentas de la Propiedad	62.863.773.000	2.114.393.691	64.978.166.691
Intereses	42.839.771.000	0	42.839.771.000
Utilidades	20.023.375.000	2.113.754.691	22.137.129.691
Arrendamiento de Tierras y Terrenos	627.000	639.000	1.266.000
Transferencias Corrientes	2.446.100.000	4.554.186.768	7.000.286.768
Del Sector Público	2.446.100.000	4.500.000.000	6.946.100.000
Del Sector Externo	0	54.186.768	54.186.768
Contribuciones Figurativas para Financiaciones Corrientes	2.060.375.000	11.511.996.963	13.572.371.963
De la Administración Nacional	2.060.375.000	11.511.996.963	13.572.371.963
Recursos de Capital	15.997.888.000	10.490.618.910	26.488.506.910
Recursos Propios de Capital	15.997.888.000	5.073.249.000	21.071.137.000
Venta de Activos	15.997.888.000	5.073.249.000	21.071.137.000
Transferencias de Capital	0	4.538.383.710	4.538.383.710
Del Sector Publico	0	4.500.000.000	4.500.000.000
Del Sector Externo	0	38.383.710	38.383.710
Disminución de la Inversión Financiera	0	276.000.000	276.000.000
Recuperación de Préstamos de Largo Plazo	0	276.000.000	276.000.000
Contribuciones Figurativas para Financiaciones de Capital	0	603.986.200	603.986.200
De la Administración Nacional	0	603.986.200	603.986.200
TOTAL RECURSOS CORRIENTES, DE CAPITAL Y CONTRIBUCIONES FIGURATIVAS	1.492.923.197.008	137.367.258.816	1.630.290.455.824

TÍTULO II
Planilla Nº 5
Anexa al Título II

ADMINISTRACIÓN CENTRAL
CARÁCTER ECONÓMICO DE LOS RECURSOS POR JURISDICCIÓN Y SUBJURISDICCIÓN
(en pesos)

CARACTER ECONÓMICO / JURISDICCIÓN, SUBJURISDICCIÓN	INGRESOS TRIBUTARIOS	CONTRIB. A LA SEG. SOCIAL	INGRESOS NO TRIBUTARIOS	VENTA DE BIENES Y SERVICIOS DE ADMIN. PÚBLICAS	RENTAS DE LA PROPIEDAD	TRANS. CORRIENTES	SUBTOTAL
Poder Legislativo Nacional	253 842 456	0	0	20 000 000	0	0	273 842 456
Poder Judicial de la Nación	50 852 106 459	0	4 103 618 176	0	0	0	54 955 724 635
Ministerio Público	0	0	0	28 922 180	0	548 000	29 470 180
Presidencia de la Nación	4 198 440 000	0	58 476 000	9 532 000	0	39 036 000	4 303 834 000
Secretaría General	0	0	2 160 000	0	0	0	2 160 000
Secretaría de Gobierno de Ambiente y Desarrollo Sustentable	0	0	42 166 000	0	0	39 036 000	81 202 000
Secretaría de Gobierno de Turismo	4 198 440 000	0	12 100 000	500 000	0	0	4 211 040 000
Secretaría de Políticas Integrales sobre Drogas de la Nación Argentina (SEDRONAR)	0	0	0	9 432 000	0	0	9 432 000
Jefatura de Gabinete de Ministros	0	80 000 000	11 536 000	0	0	0	91 536 000
Jefatura de Gabinete de Ministros	0	0	11 536 000	0	0	0	11 536 000
Secretaría de Gobierno de Modernización	0	80 000 000	0	0	0	0	80 000 000
Ministerio del Interior, Obras Públicas y Vivienda	22 256 970 021	0	47 700 410	240 000	0	6 587 768	22 310 578 199
Ministerio de Relaciones Exteriores y Culto	1 280 777 140	0	1 432 886 482	0	0	0	2 713 663 622
Ministerio de Justicia y Derechos Humanos	0	2 169 009 000	6 660 652 719	74 260 918	0	0	8 903 922 637
Ministerio de Justicia y Derechos Humanos	0	0	6 658 480 903	0	0	0	6 658 480 903
Servicio Penitenciario Federal	0	2 169 009 000	2 191 816	74 260 918	0	0	2 245 461 734
Ministerio de Seguridad	0	0	2 888 295 520	1 440 903 721	0	0	4 329 199 241
Ministerio de Seguridad	0	0	2 160 650 000	180 000	0	0	2 160 830 000
Policía Federal Argentina	0	0	29 013 900	301 936 100	0	0	330 950 000
Gendarmería Nacional	0	0	5 053 000	756 012 000	0	0	761 065 000
Prefectura Naval Argentina	0	0	626 855 134	282 998 722	0	0	909 853 856
Policía de Seguridad Aeroportuaria	0	0	46 723 498	139 776 888	0	0	186 500 386
Ministerio de Defensa	0	0	1 295 499 000	805 045 000	639 000	0	2 111 183 000

CARACTER ECONÓMICO / JURISDICCIÓN, SUBJURISDICCIÓN	RECURSOS PROPIOS DE CAPITAL	TRANSF. DE CAPITAL	DISMINUCIÓN DE LA INV. FINANCIERA	SUBTOTAL	TOTAL
Poder Legislativo Nacional	0	0	0	0	273 842 456
Poder Judicial de la Nación	0	0	0	0	54 955 724 635
Ministerio Público	0	0	0	0	29 470 180
Presidencia de la Nación	0	0	0	0	4 303 834 000
Secretaría General	0	0	0	0	2 160 000
Secretaría de Gobierno de Ambiente y Desarrollo Sustentable	0	0	0	0	81 202 000
Secretaría de Gobierno de Turismo	0	0	0	0	4 211 040 000
Secretaría de Políticas Integrales sobre Drogas de la Nación Argentina (SEDRONAR)	0	0	0	0	9 432 000
Jefatura de Gabinete de Ministros	0	0	0	0	91 536 000
Jefatura de Gabinete de Ministros	0	0	0	0	11 536 000
Secretaría de Gobierno de Modernización	0	0	0	0	80 000 000
Ministerio del Interior, Obras Públicas y Vivienda	0	38 383 710	0	38 383 710	22 348 961 909
Ministerio de Relaciones Exteriores y Culto	0	0	0	0	2 713 663 622
Ministerio de Justicia y Derechos Humanos	0	0	0	0	8 903 922 637
Ministerio de Justicia y Derechos Humanos	0	0	0	0	6 658 480 903
Servicio Penitenciario Federal	0	0	0	0	2 245 461 734
Ministerio de Seguridad	50 000	0	0	50 000	4 329 249 241
Ministerio de Seguridad	0	0	0	0	2 160 830 000
Policía Federal Argentina	50 000	0	0	50 000	331 000 000
Gendarmería Nacional	0	0	0	0	761 065 000
Prefectura Naval Argentina	0	0	0	0	909 853 856
Policía de Seguridad Aeroportuaria	0	0	0	0	186 500 386
Ministerio de Defensa	2 089 199 000	0	0	2 089 199 000	4 200 382 000

Senado de la Nación

27467

TÍTULO II
Planilla Nº 5 (Cont.)
Anexa al Título II

ADMINISTRACIÓN CENTRAL
CARÁCTER ECONÓMICO DE LOS RECURSOS POR JURISDICCIÓN Y SUBJURISDICCIÓN
(en pesos)

CARACTER ECONÓMICO / JURISDICCIÓN, SUBJURISDICCIÓN	INGRESOS TRIBUTARIOS	CONTRIB. A LA SEG. SOCIAL	INGRESOS NO TRIBUTARIOS	VENTA DE BIENES Y SERVICIOS DE ADMIN PÚBLICAS	RENTAS DE LA PROPIEDAD	TRANS. CORRIENTES	SUBTOTAL	RECURSOS PROPIOS DE CAPITAL	TRANS. DE CAPITAL	DISMINUCIÓN DE LA INV FINANCIERA	SUBTOTAL	TOTAL
Ministerio de Defensa	0	0	0	10 754 000	0	0	10 754 000	0	0	0	0	10 754 000
Estado Mayor General del Ejército	0	0	1 018 108 000	492.243 000	638 000	0	1.510.990 000	204 800.000	0	0	204 500 000	1 715 490 000
Estado Mayor General de la Armada	0	0	138 323 000	105 630 000	0	0	243 953 000	1.085 325 000	0	0	1 085 325 000	1 329.278.000
Estado Mayor General de la Fuerza Aérea	0	0	129 068.000	216.418 000	0	0	346 486 000	799 374.000	0	0	799 374 000	1 144.880 000
Ministerio de Hacienda	0	0	2.296 978 000	102 020 000	0	555.000	2 399.651 000	0	0	0	0	2 399.551 000
Ministerio de Hacienda	0	0	237.000	102.020 000	0	605.000	102.812 000	0	0	0	0	102.812.000
Secretaría de Gobierno de Energía	0	0	2.295.739 000	0	0	0	2 295 739 000	0	0	0	0	2.295.739.000
Ministerio de Producción y Trabajo	0	0	1.255 146.000	0	0	480 000	1.256.626 000	0	0	276 000 000	275 000 000	1.530 626 000
Ministerio de Producción y Trabajo	0	0	95.345.000	0	0	480 000	95.825 000	0	0	275.000 000	275.000.000	370 825 000
Secretaría de Gobierno de Trabajo y Empleo	0	0	581 882.000	0	0	0	581 882 000	0	0	0	0	881 882.000
Secretaría de Gobierno de Agroindustria	0	0	577 919 000	0	0	0	577 919 000	0	0	0	0	577 919 000
Ministerio de Transporte	0	0	0	0	0	0	0	2.984.000 000	4 500 000 000	0	7 484 000 000	7 484 000 000
Ministerio de Educación, Cultura, Ciencia y Tecnología	233 286 303	0	8 654 000	33 760 000	0	6 980 000	282 680 303	0	0	0	0	282 680 303
Ministerio de Educación, Cultura, Ciencia y Tecnología	0	0	8 054 000	26 760 000	0	2 184 000	36 998.000	0	0	0	0	36 998 000
Secretaría de Gobierno de Cultura	233 286 303	0	0	7.000 000	0	0	240 286 303	0	0	0	0	240 286 303
Secretaría de Gobierno de Ciencia, Tecnología e Innovación Productiva	0	0	600 000	0	0	4 796.000	5 396.000	0	0	0	0	5 396 000
Ministerio de Salud y Desarrollo Social	0	0	35 277 000	0	2.113 754.691	4.500.000.000	6 649.031 691	0	0	0	0	6 649.031.691
Ministerio de Salud y Desarrollo Social	0	0	0	0	2 113 754 691	0	2 113.754 691	0	0	0	0	2 113.754.691
Secretaría de Gobierno de Salud	0	0	35.277 000	0	0	4 500.000 000	4 535.277 000	0	0	0	0	4 535.277 000
Obligaciones a Cargo del Tesoro	0	4 756 000.000	0	0	0	0	4 756.000 000	0	0	0	0	4 756 000 000
Recursos del Tesoro Nacional	1 397 403.395 000	0	12 151 110 000	556,000	62.863 773.000	2 446 100 000	1 474 864.934 000	15.997.888.000	0	0	15.997 888 000 0	1 490.862 822.000

IF-2018-59055772-APN-DSGA#SLYT

Senado de la Nación

27467

TÍTULO II
Planilla Nº 5 (Cont.)
Anexa al Título II

ADMINISTRACIÓN CENTRAL
CARÁCTER ECONÓMICO DE LOS RECURSOS POR JURISDICCIÓN Y SUBJURISDICCIÓN
(en pesos)

CARACTER ECONÓMICO / JURISDICCIÓN, SUBJURISDICCIÓN	INGRESOS TRIBUTARIOS	CONTRIB. A LA SEG. SOCIAL	INGRESOS NO TRIBUTARIOS	VENTA DE BIENES Y SERVICIOS DE ADMIN PÚBLICAS	RENTAS DE LA PROPIEDAD	TRANS. CORRIENTES	SUBTOTAL	RECURSOS PROPIOS DE CAPITAL	TRANS. DE CAPITAL	DISMINUCIÓN DE LA INV. FINANCIERA	SUBTOTAL	TOTAL
TOTAL RECURSOS CORRIENTES Y DE CAPITAL	1.476.477.517.306	7.805.089.800	32.212.857.387	2.556.639.799	64.978.106.801	7.080.288.700	1.590.229.576.951	21.071.137.000	4.538.383.710	275.000.000	25.884.520.710	1.616.114.097.661

Senado de la Nación

27467

TÍTULO II
Planilla Nº 6
Anexa al Título II

ADMINISTRACIÓN CENTRAL
GASTOS FIGURATIVOS
(en pesos)

DESTINO / JURISDICCIÓN, SUBJURISDICCIÓN	PARA EROGACIONES CORRIENTES				PARA EROGACIONES DE CAPITAL				TOTAL GENERAL
	A ADMINISTR CENTRAL	A ORGANISM. DESCENTRAL	A INSTIT. DE SEG. SOC.	SUBTOTAL	A ADMINISTR CENTRAL	A ORGANISM. DESCENTRAL	A INSTIT. DE SEG. SOC	SUBTOTAL	
Presidencia de la Nación	0	17 309 004 759	0	17 309 004 759	0	206.234.137	0	206 234 137	17 515 238 896
Secretaría General	0	15 954 659 273	0	15 954 659 273	0	49 931 156	0	49 931 156	16 004 590 429
Secretaría de Gobierno de Ambiente y Desarrollo Sustentable	0	1.352 646 486	0	1 352.646 486	0	150.428 675	0	150 428.675	1 503 075 161
Secretaría de Gobierno de Turismo	0	1 699 000	0	1 699 000	0	5 874 306	0	5 874 306	7 573 306
Jefatura de Gabinete de Ministros	0	629 415 001	0	629 415 001	0	38.140.093	0	38 140.093	667 555 094
Jefatura de Gabinete de Ministros	0	629 415 001	0	629 415 001	0	38 140 093	0	38 140 093	667 555 094
Ministerio del Interior, Obras Publicas y Vivienda	0	3 496 266 807	0	3 496 266 807	0	5 149 161.614	0	5 149 161 614	8 645 428 421
Ministerio de Justicia y Derechos Humanos	2 944 725 241	578 789 546	0	3 523 514 787	59 045 505	5 971 424	0	65 016 929	3 588 531 716
Ministerio de Justicia y Derechos Humanos	2 944 725 241	578 789.546	0	3 523 514 787	59 045 505	5 971 424	0	65 016 929	3 588 531 716
Ministerio de Defensa	0	2 537 101 614	0	2.537 101 614	0	0	0	0	2 537 101 614
Ministerio de Defensa	0	2 537 101 614	0	2.537 101 614	0	0	0	0	2 537 101 614
Ministerio de Hacienda	0	5.217 717 055	0	5 217 717 055	0	1 889 695 767	0	1 889 695 767	7 107 412 822
Ministerio de Hacienda	0	636 449 765	0	636 449 765	0	36 859 679	0	36 859 679	673 309 444
Secretaría de Gobierno de Energía	0	4.581 267 290	0	4 581 267 290	0	1 852 836 088	0	1 852.836 088	6 434 103 378
Ministerio de Producción y Trabajo	0	2 473 867 446	0	2 473 867 446	0	121 584.785	0	121.584 785	2 595 452 231
Ministerio de Producción y Trabajo	0	1 419 002 071	0	1 419 002 071	0	34 720 163	0	34 720 163	1 453 722 234
Secretaría de Gobierno de Agroindustria	0	1 054 865.375	0	1.054 865 375	0	86 864 622	0	86 864 622	1 141 729 997
Ministerio de Transporte	0	7 144 967 339	0	7 144.967 339	0	25 397 821,725	0	25 397 821 725	32.542 789 064
Ministerio de Educación, Cultura, Ciencia y Tecnología	0	18 371.034 261	0	18.371.034 261	0	1 308 541 795	0	1 308 541 795	19 679 576,056
Ministerio de Educación, Cultura, Ciencia y Tecnología	0	468 085.817	0	468 085 817	0	8 796 429	0	8 796 429	476 882 246
Secretaría de Gobierno de Cultura	0	1 075 421 568	0	1.075.421 568	0	86 758 875	0	86 758 875	1.162.180.443
Secretaría de Gobierno de Ciencia, Tecnología e Innovación Productiva	0	16 827 526 876	0	16 827 526 876	0	1 212 986 491	0	1.212 986 491	18.040 513 367
Ministerio de Salud y Desarrollo Social	0	8.122 517 754	535 628 622 644	543 751 140 398	0	54 435 953	0	54 435 953	543 805 576 351
Ministerio de Salud y Desarrollo Social	0	398 289 744	535 628 622 644	536 026 912 388	0	34 435 953	0	34 435 953	536 061 348 341
Secretaría de Gobierno de Salud	0	7.724 228,010	0	7 724 228 010	0	20 000 000	0	20 000 000	7 744 228 010
Obligaciones a Cargo del Tesoro	0	2 468 648 000	0	2.468 648 000	0	40 409 551	0	40 409 551	2 507 057 551
TOTAL	2.944.725.241	68.347.329.882	535.628.622.644	606.920.677.467	59.045.505	34.211.996.844	0	34.271 042.349	641 191.719.816

IF-2018-59055772-APN-DSGA#SLYT

Senado de la Nación

110
27467

TÍTULO II
Planilla Nº 7
Anexa al Título II

ADMINISTRACIÓN CENTRAL
CONTRIBUCIONES FIGURATIVAS
(en pesos)

ORIGEN / JURISDICCIÓN, SUBJURISDICCIÓN	PARA FINANCIACIONES CORRIENTES				PARA FINANCIACIONES DE CAPITAL				TOTAL GENERAL
	DE ADMINIST. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INSTIT. DE SEG. SOC.	SUBTOTAL	DE ADMINISTR CENTRAL	DE ORGANISM DESCENTRAL	DE INSTIT. DE SEG. SOC.	SUBTOTAL	
Jefatura de Gabinete de Ministros	0	105 365 000	0	105 365 000	0	509 422 861	0	509 422 861	614 787 861
Secretaría de Gobierno de Modernización	0	105 365 000	0	105 365 000	0	509 422 861	0	509 422 861	614 787 861
Ministerio del Interior, Obras Públicas y Vivienda	0	13 855 000	0	13 855 000	0	0	0	0	13 855 000
Ministerio de Justicia y Derechos Humanos	2 944 725 241	0	5 888 083 200	8 832 808 441	59 045 505	0	0	59 045 505	8 891 853 946
Servicio Penitenciario Federal	2 733 394 128	0	5 888 083 200	8 621 477 328	59 045 505	0	0	59 045 505	8 680 522 833
Procuración del Tesoro de la Nación	211 331 113	0	0	211 331 113	0	0	0	0	211 331 113
Ministerio de Producción y Trabajo	0	0	2 500 000 000	2 500 000 000	0	0	0	0	2 500 000 000
Secretaría de Gobierno de Trabajo y Empleo	0	0	2 500 000 000	2 500 000 000	0	0	0	0	2 500 000 000
Ministerio de Salud y Desarrollo Social	0	25 418 000	34 550 522	59 968 522	0	0	35 517 834	35 517 834	95 486 356
Ministerio de Salud y Desarrollo Social	0	0	34 550 522	34 550 522	0	0	35 517 834	35 517 834	70 068 356
Secretaría de Gobierno de Salud	0	25 418 000	0	25 418 000	0	0	0	0	25.418.000
Recursos del Tesoro Nacional	0	2 060 375 000	0	2 060 375 000	0	0	0	0	2 060 375 000
TOTAL	2.944.725.241	2.205.013.000	8.422.633.722	13.572.371.963	59.045.505	509.422.861	35.517.834	603.986.200	14.176.358.183

Senado de la Nación

27467

TÍTULO II
Planilla Nº 8
Anexa al Título II

ADMINISTRACIÓN CENTRAL
FUENTES FINANCIERAS
(en pesos)

CARÁCTER ECONÓMICO / JURISDICCIÓN, SUBJURISDICCIÓN	DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	ENDEUD. PÚBLICO E INCREMENTO DE OTROS PASIVOS	CONTRIBUCIONES FIGURATIVAS PARA APLIC. FINAN.	TOTAL
Presidencia de la Nación	266 580 306	6 940 561 864	0	7 207.151 170
Secretaría de Gobierno de Ambiente y Desarrollo Sustentable	0	6.323 273.290	0	6 323.273.290
Secretaría de Gobierno de Turismo	266 580 306	617 288.574	0	883 877 880
Jefatura de Gabinete de Ministros	0	177 043.455	0	177.043 455
Secretaría de Gobierno de Modernización	0	177.043.455	0	177.043.455
Ministerio del Interior, Obras Públicas y Vivienda	0	24.262.515.191	0	24 262 515.191
Ministerio de Seguridad	0	790.507 948	588 038 002	1 378.545.950
Ministerio de Seguridad	0	790 507.948	0	790 507.948
Gendarmería Nacional	0	0	448 028 732	448 028 732
Prefectura Naval Argentina	0	0	140.009.270	140.009.270
Ministerio de Defensa	0	9 177.328.753	0	9.177.328 753
Estado Mayor General de la Armada	0	3.162 328 753	0	3 162.328 753
Estado Mayor General de la Fuerza Aérea	0	6.015.000 000	0	6 015 000 000
Ministerio de Hacienda	1 212.949.677	2.145 803 981	0	3 358 753.658
Ministerio de Hacienda	0	250 200.902	0	250.200 902
Secretaría de Gobierno de Energía	1.212.949.677	1.895.603.079	0	3.108.552.756
Ministerio de Producción y Trabajo	0	17.950.461.820	0	17 950 461 820
Ministerio de Producción y Trabajo	0	13.059 796 746	0	13 059 796 746
Secretaría de Gobierno de Trabajo y Empleo	0	926.570 071	0	926 570.071
Secretaría de Gobierno de Agroindustria	0	3.964 095.003	0	3.964.095.003
Ministerio de Transporte	0	1 958.246 735	0	1 958 246 735
Ministerio de Educación, Cultura, Ciencia y Tecnología	0	3.902.960.874	0	3.902.960.874
Ministerio de Educación, Cultura, Ciencia y Tecnología	0	2 552.930 403	0	2.552.930 403
Secretaría de Gobierno de Ciencia, Tecnología e Innovación Productiva	0	1 350 030.471	0	1 350 030 471
Ministerio de Salud y Desarrollo Social	0	5.979.890 498	0	5.979 890 498
Ministerio de Salud y Desarrollo Social	0	1 348 217 962	0	1 348 217 962
Secretaría de Gobierno de Salud	0	4 631 672.536	0	4 631 672 536
Servicio de la Deuda Pública	0	3.013 780 824 877	0	3 013.780.824 877
Recursos del Tesoro Nacional	18 782 470 000	0	0	18 782.470 000
TOTAL	20.282.098.983	3.087.098.145.996	588.038.002	[illegible]

IF-2018-59055772-APN-DSGA#SL

Senado de la Nación

TÍTULO II
Planilla Nº 9
Anexa al Título II

ADMINISTRACIÓN CENTRAL
APLICACIONES FINANCIERAS
(en pesos)

JURISDICCIÓN, SUBJURISDICCIÓN / CARÁCTER ECONÓMICO	INVERSIÓN FINANCIERA	AMORTIZ. DE DEUDA Y DISMINUCIÓN DE OTROS PASIVOS	GASTOS FIGURATIVOS PARA APLIC. FINANCIERAS	TOTAL
Poder Legislativo Nacional	83.463.039	0	0	83.463.039
Poder Judicial de la Nación	8.971.075.851	0	0	8.971.075.851
Presidencia de la Nación	6.221.134.382	0	0	6.221.134.382
Secretaría de Gobierno de Ambiente y Desarrollo Sustentable	2.683.894.982	0	0	2.683.894.982
Secretaría de Gobierno de Turismo	3.537.239.400	0	0	3.537.239.400
Ministerio del Interior, Obras Públicas y Vivienda	37.876.251.286	0	390.681.259	38.266.932.545
Ministerio de Relaciones Exteriores y Culto	665.829.067	0	0	665.829.067
Ministerio de Justicia y Derechos Humanos	12.349.992	60.000.000	0	72.349.992
Ministerio de Justicia y Derechos Humanos	12.349.992	0	0	12.349.992
Servicio Penitenciario Federal	0	60.000.000	0	60.000.000
Ministerio de Seguridad	2.180.603.226	604.193.000	5.598.884.002	8.383.680.228
Ministerio de Seguridad	353.570.976	0	5.598.884.002	5.952.454.978
Policía Federal Argentina	19.448.750	541.000.000	0	560.448.750
Gendarmería Nacional	611.969.762	0	0	611.969.762
Prefectura Naval Argentina	1.045.386.886	56.000.000	0	1.101.386.886
Policía de Seguridad Aeroportuaria	150.258.852	7.193.000	0	157.451.852
Ministerio de Defensa	11.904.851.035	0	3.089.500.000	14.994.351.035
Ministerio de Defensa	0	0	3.089.500.000	3.089.500.000
Estado Mayor General del Ejército	26.200.805	0	0	26.200.805
Estado Mayor General de la Armada	4.025.891.838	0	0	4.025.891.838
Estado Mayor General de la Fuerza Aérea	7.852.758.392	0	0	7.852.758.392
Ministerio de Hacienda	7.518.560.520	25.305.410.292	498.568.153	33.322.538.965
Ministerio de Hacienda	37.345.778	21.410.292	0	58.756.070
Secretaría de Gobierno de Energía	7.481.214.742	25.284.000.000	498.568.153	33.263.782.895
Ministerio de Producción y Trabajo	17.221.747.680	0	2.210.000	17.223.957.680
Ministerio de Producción y Trabajo	12.777.154.746	0	2.210.000	12.779.364.746
Secretaría de Gobierno de Trabajo y Empleo	532.883.227	0	0	532.883.227
Secretaría de Gobierno de Agroindustria	3.911.709.707	0	0	3.911.709.707
Ministerio de Transporte	432.000.000	0	2.629.541.937	3.061.541.937
Ministerio de Educación, Cultura, Ciencia y Tecnología	768.194.711	0	212.516.000	980.710.711

Senado de la Nación

TÍTULO II
Planilla Nº 9 (Cont.)
Anexa al Título II

ADMINISTRACIÓN CENTRAL
APLICACIONES FINANCIERAS
(en pesos)

CARÁCTER ECONÓMICO / JURISDICCIÓN, SUBJURISDICCIÓN	INVERSIÓN FINANCIERA	AMORTIZ. DE DEUDA Y DISMINUCIÓN DE OTROS PASIVOS	GASTOS FIGURATIVOS PARA APLIC. FINANCIERAS	TOTAL
Ministerio de Educación, Cultura, Ciencia y Tecnología	633.390 839	0	0	633.390.839
Secretaría de Gobierno de Cultura	134 803 872	0	0	134.803.872
Secretaría de Gobierno de Ciencia, Tecnología e Innovación Productiva	0	0	212 516.000	212.516.000
Ministerio de Salud y Desarrollo Social	2.259.228 023	0	310.000	2.259 538 023
Ministerio de Salud y Desarrollo Social	1.217.358 067	0	0	1.217 358 067
Secretaría de Gobierno de Salud	1.041.869.956	0	310.000	1 042 179 956
Servicio de la Deuda Pública	113.677.000.000	1 931 781 000.000	0	2 045 458 000 000
Obligaciones a Cargo del Tesoro	33.154.000.000	13.104.700.000	0	46.258.700 000
TOTAL	242.946.208.812	1.970.855.383.292	12.422.211.351	2.226.223.803.455

1D
274[illegible]7

IF-2018-59055772-APN-DSGA#SLYT

Senado de la Nación

114
27467

TÍTULO III
Planilla Nº 1A
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, ENTIDAD, FINALIDAD Y GASTOS FIGURATIVOS
(en pesos)

FINALIDAD / JURISDICCIÓN, ENTIDAD	ADMINISTRACIÓN GUBERNAMENTAL	SERV. DE DEF. Y SEGURIDAD	SERVICIOS SOCIALES	SERVICIOS ECONÓMICOS	DEUDA PÚBLICA	GASTOS FIGURATIVOS	TOTAL
Poder Legislativo Nacional	2 536 097 551	0	0	0	0	0	2 536 097 551
Presidencia de la Nación	981 408 069	0	133 073 640 549	3 133 950 986	0	6 034 000	137 195 033 604
Administración de Parques Nacionales	0	0	191 646 000	2 066 081 962	0	0	2 257 727 962
Sindicatura General de la Nación	981 408 069	0	0	0	0	0	981 408 069
Autoridad Regulatoria Nuclear	0	0	0	464 156 832	0	6 034 000	470 190 832
Instituto Nacional de Promoción Turística	0	0	0	603 712 192	0	0	603 712 192
Agencia Nacional de Discapacidad	0	0	132 881 994 549	0	0	0	132 881 994 549
Jefatura de Gabinete de Ministros	768 984 094	0	0	2 540 043 166	0	2 614 787 861	5 923 815 121
Agencia de Administración de Bienes del Estado	744 488 571	0	0	0	0	0	744 488 571
Ente Nacional de Comunicaciones	0	0	0	2 540 043 166	0	2 614 787 861	5 154 831 027
Agencia de Acceso a la Información Pública	24 495 423	0	0	0	0	0	24 495 423
Ministerio del Interior, Obras Públicas y Vivienda	7 245 556 243	0	6 902 704 560	116 110 326	406 395 656	13 855 000	14 884 621 785
Instituto Nacional del Agua	0	0	300 808 124	0	0	0	300 808 124
Registro Nacional de las Personas	3 738 807 571	0	0	0	0	0	3 738 807 571
Dirección Nacional de Migraciones	3 426 940 388	0	0	0	0	13 855 000	3 440 795 388
Tribunal de Tasaciones de la Nación	79 908 294	0	0	0	0	0	79 908 294
Ente Nacional de Obras Hídricas de Saneamiento	0	0	6 601 898 436	0	406 395 656	0	7 008 294 092
Organismo Regulador de Seguridad de Presas	0	0	0	116 110 326	0	0	116 110 326
Ministerio de Justicia y Derechos Humanos	280 746 355	113 422 591	190 592 024	0	0	0	584 760 970
Instituto Nacional de Asuntos Indígenas	0	0	190 592 024	0	0	0	190 592 024
Instituto Nacional contra la Discriminación, la Xenofobia y el Racismo	240 110 481	0	0	0	0	0	240 110 481
Centro Internacional para la Promoción de los Derechos Humanos	40 635 874	0	0	0	0	0	40 635 874
Agencia Nacional de Materiales Controlados	0	113 422 591	0	0	0	0	113 422 591
Ministerio de Defensa	0	0	203 286 901	3 196 345 713	0	0	3 399 632 614
Instituto Geográfico Nacional	0	0	203 286 901	0	0	0	203 286 901
Dirección General de Fabricaciones Militares	0	0	0	2 509 356 001	0	0	2 509 356 001
Servicio Meteorológico Nacional	0	0	0	686 989 712	0	0	686 989 712
Ministerio de Hacienda	678 809 444	0	6 608 219 005	2 817 131 509	0	60 375 000	10 164 534 958
Comisión Nacional de Energía Atómica	0	0	6 608 219 005	0	0	0	6 608 219 005
Comisión Nacional de Valores	0	0	0	447 777 630	0	0	447 777 630
Superintendencia de Seguros de la Nación	0	0	0	821 511 992	0	53 333 000	874 844 992
Tribunal Fiscal de la Nación	276 238 399	0	0	0	0	0	276 238 399
Ente Nacional Regulador del Gas	0	0	0	992 877 897	0	3 000 000	995 877 897

Senado de la Nación

TÍTULO III
Planilla Nº 1A (Cont.)
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, ENTIDAD, FINALIDAD Y GASTOS FIGURATIVOS
(en pesos)

FINALIDAD / JURISDICCIÓN, ENTIDAD	ADMINISTRACIÓN GUBERNAMENTAL	SERV. DE DEF Y SEGURIDAD	SERVICIOS SOCIALES	SERVICIOS ECONÓMICOS	DEUDA PÚBLICA	GASTOS FIGURATIVOS	TOTAL
Ente Nacional Regulador de la Electricidad	0	0	0	554 963 990	0	4 042 000	559.005 990
Unidad de Infor Financiera	402 571 045	0	0	0	0	0	402.571 045
Ministerio de Producción y Trabajo	0	0	10 776 858 859	6 737 620 467	104 814 374	0	17 619 293 700
Instituto Nacional de Tecnología Agropecuaria	0	0	7 516 034 278	0	0	0	7 516 034 278
Instituto Nacional de Investigación y Desarrollo Pesquero	0	0	0	544 828 178	0	0	544 828 178
Instituto Nacional de Tecnología Industrial	0	0	2 215 393 646	0	260 000	0	2 215.653 646
Instituto Nacional de Vitivinicultura	0	0	0	559 767 469	6 936 137	0	566 703 606
Instituto Nacional de Semillas	0	0	0	215 249 565	0	0	215 249 565
Instituto Nacional de la Propiedad Industrial	0	0	0	566 975 590	0	0	566 975 590
Servicio Nacional de Sanidad y Calidad Agroalimentaria	0	0	0	4 839 770 665	97 618.237	0	4 937 388 902
Servicio Geológico Minero Argentino	0	0	444 498 463	11 029 000	0	0	455 527 463
Superintendencia de Riesgos del Trabajo	0	0	600 932 472	0	0	0	600 932 472
Ministerio de Transporte	0	971 305 115	0	60 295 475 235	214 915 389	0	61 481 695 739
Agencia Nacional de Seguridad Vial	0	971 305.115	0	0	0	0	971.305.115
Dirección Nacional de Vialidad	0	0	0	56 728 968 641	214 915 389	0	56 943 884 030
Comisión Nacional de Regulación de Transporte	0	0	0	1 018 885 951	0	0	1 018 885 951
Organismo Regulador del Sistema Nacional de Aeropuertos	0	0	0	452 513 495	0	0	452.513 495
Administración Nacional de Aviación Civil	0	0	0	2 020 607 842	0	0	2 020 607 842
Junta de Investigación de Accidentes de Aviación Civil	0	0	0	74 499 306	0	0	74 499 306
Ministerio de Educación, Cultura, Ciencia y Tecnología	0	0	20 584 032 657	0	11 000.000	0	20 595 032 657
Fundación Miguel Lillo	0	0	312 267.184	0	0	0	312.267 184
Consejo Nacional de Investigaciones Científicas y Técnicas	0	0	16 444 486 424	0	0	0	16 444 486 424
Comisión Nacional de Actividades Espaciales	0	0	1 951.728 600	0	11 000 000	0	1.962 728 600
Teatro Nacional Cervantes.	0	0	433.542.140	0	0	0	433 542 140
Biblioteca Nacional "Doctor Mariano Moreno"	0	0	734 178 303	0	0	0	734 178 303
Instituto Nacional del Teatro	0	0	336 821 903	0	0	0	336 821 903
Fondo Nacional de las Artes	0	0	203 160 041	0	0	0	203 160,041
Comisión Nacional de Evaluación y Acreditación Universitaria	0	0	167 648 062	0	0	0	167 648 062
Ministerio de Salud y Desarrollo Social	0	0	21.254 273 557	0	24 000	25 418 000	21 279 715 557
Instituto Nacional de Asociativismo y Economía Social (INAES)	0	0	992 477.429	0	0	0	992 477 429

TÍTULO III
Planilla Nº 1A (Cont.)
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, ENTIDAD, FINALIDAD Y GASTOS FIGURATIVOS
(en pesos)

FINALIDAD / JURISDICCIÓN, ENTIDAD	ADMINISTRACIÓN GUBERNAMENTAL	SERV. DE DEF. Y SEGURIDAD	SERVICIOS SOCIALES	SERVICIOS ECONÓMICOS	DEUDA PÚBLICA	GASTOS FIGURATIVOS	TOTAL
Hospital Nacional en Red Especializado en Salud Mental y Adicciones "Licenciada Laura Bonaparte"	0	0	349 935 319	0	0	0	349 935 319
Hospital Nacional Dr Baldomero Sommer	0	0	953 362 587	0	0	0	953 362 587
Administración Nacional de Medicamentos, Alimentos y Tecnología Médica	0	0	1 067 161 692	0	0	0	1 067 161 692
Instituto Nacional Central Unico Coordinador de Ablacion e Implante	0	0	238 716 933	0	0	441 000	239 157 933
Administración Nacional de Laboratorios e Institutos de Salud "Dr Carlos Malbrán"	0	0	951 033 275	0	24 000	0	951 057 275
Hospital Nacional "Prof Alejandro A Posadas"	0	0	4 423 686 743	0	0	0	4 423 686 743
Colonia Nacional "Dr Manuel A Montes de Oca	0	0	719 441 191	0	0	7 904 000	727 345 191
Instituto Nacional de Rehabilitación Psicofísica del Sur "Dr Juan Otimio Tesone"	0	0	335 624 568	0	0	2 030 000	337 654 568
Superintendencia de Servicios de Salud	0	0	10 843 973 256	0	0	15 043 000	10 859 016 256
Instituto Nacional del Cáncer (INC)	0	0	83 198 843	0	0	0	83 198 843
Agencia Nacional de Laboratorios Públicos (ANLAP)	0	0	61 266 840	0	0	0	61 266 840
Instituto Nacional de las Mujeres (INAM)	0	0	234 394 881	0	0	0	234 394 881
TOTAL GASTOS CORRIENTES, DE CAPITAL Y FIGURATIVOS	12.491.801.756	1.094.727.706	199.583 608 112	78.836 677 402	737 149 419	2.720 469.861	295.464.234.256

TÍTULO III
Planilla Nº 2A
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, ENTIDAD Y POR CARACTER ECONÓMICO
(en pesos)

CARÁCTER ECONÓMICO	GASTOS CORRIENTES								GASTOS DE CAPITAL				TOTAL
JURISDICCIÓN, SUBJURISDICCIÓN	GASTOS DE CONSUMO			RENTAS DE	PREST	IMPUESTOS	TRANSF.	TOTAL	INVERSIÓN	TRANSF.	INVERSIÓN	TOTAL	GENERAL
	REMUN.	OTROS G.C.	TOTAL	LA PROPIED.	SEG.SOCIAL	DIRECTOS	CORRIENTES		REAL DIREC.	DE CAPITAL	FINANCIERA		
Poder Legislativo Nacional	2 409 170.000	83 185 173	2 492 355 173	0	0	2 204 827	1.120 000	2 495 680.000	40 409 551	0	0	40 409 551	2 536 087 551
Presidencia de la Nación	3 832 504 335	1.615 805 929	5 448 310 264	0	113 283 545.999	1.892.252	18 147 112 884	136 880 861.399	226.801 115	71 737.080	0	298 338 205	137 168 999 604
Administración de Parques Nacionales	1 529 446 992	351 126 934	1 880 573 926	0	191 648 000	-1.540 055	8.865 000	2 082 424.981	175.302.981	0	0	175 302 981	2 257 727 962
Sindicatura General de la Nación	947 085 002	28 057 000	975.142.002	0	0	0	0	975.142 002	6.266.067	0	0	6 266 067	981 408 069
Autoridad Regulatoria Nuclear	345 359 001	71 601 000	416.960 001	0	0	0	16 740 000	433.700 001	30 456.831	0	0	30 456 831	464 156 832
Instituto Nacional de Promoción Turística	44 702 000	558 857 995	603.559 995	0	0	152 197	0	603.712.192	0	0	0	0	603 712 192
Agencia Nacional de Discapacidad	965.911 340	606 163 000	1.572.074 340	0	113 101 899.999	0	18.121 707 884	132 795 682.223	14.575.236	71 737.080	0	86 312 326	132 881 994.549
Jefatura de Gabinete de Ministros	2.363 334.996	612 982 220	2 976 317 216	89 580	0	8.317 181	104 735 000	3 089 458.986	180.381.890	39 186 374	0	219.568 264	3 309 027.250
Agencia de Administración de Bienes del Estado	256 643.001	345 804 229	602 447 230	89 580	0	6 770 172	0	609 307 001	135 181 670	0	0	135.181 670	744 488 671
Ente Nacional de Comunicaciones	2 081 620 986	262 140 991	2 363 761 986	0	0	1 547 009	104 735 000	2.470.043 995	40 812 797	39 186 374	0	79 999 171	2 540 043 166
Agencia de Acceso a la Información Pública	16 171.000	3 937 000	20 108.000	0	0	0	0	20 108 000	4 387 423	0	0	4 387 423	24 495 423
Ministerio del Interior, Obras Públicas y Vivienda	5 521.250.529	2 213 620 391	7.734.870.920	387.578 784	0	371 193	37 269 000	8 160 089 877	1 741 608.334	4 769 168 574	0	6 610 676.908	14.670 766 785
Instituto Nacional del Agua	252 682.124	31 063.000	283 745.124	0	0	300 000	4.261.000	288.306 424	12 500 000	0	0	12 500 000	300 806 124
Registro Nacional de las Personas	1 918 844 618	1.648 117.836	3.566 962 454	17.863 167	0	0	0	3 584 825 621	153 981 950	0	0	153 981.950	3 738 807.571
Dirección Nacional de Migraciones	2 957 388 388	436 419 732	3.393.808 120	105 076	0	19 193	33 008 000	3.426.940 388	0	0	0	0	3 426 940.388
Tribunal de Tasaciones de la Nación	74 952 284	4 856.000	79 808 284	0	0	0	0	79 808 284	0	0	0	0	79 808.284
Ente Nacional de Obras Hídricas de Saneamiento	224 373 789	74 231 823	298 605.612	369 610 522	0	0	0	668.216 134	1.570 909 384	4 769 168 574	0	6 340.077.958	7.008 294 092
Organismo Regulador de Seguridad de Presas	93 009.326	18 932.000	111 941.326	0	0	62 000	0	111 993.326	4 117 000	0	0	4 117.000	116 110.326
Ministerio de Justicia y Derechos Humanos	398 318.546	140 088 444	538 406 990	725 000	0	0	39 657 556	578 789 546	5.971.424	0	0	5 971 424	584 760 970
Instituto Nacional de Asuntos Indígenas	137 823 024	13.227 444	151.050 468	725 000	0	0	38 063 556	189 839 024	753 000	0	0	753 000	190 592 024
Instituto Nacional contra la Discriminación, la Xenofobia y el Racismo	176 641.067	61 092.000	236.633 067	0	0	0	594 000	237 227 067	2 883 424	0	0	2 883.424	240 110 491
Centro Internacional para la Promoción de los Derechos Humanos	23 849 874	15.246.000	39.095 874	0	0	0	0	39 095 874	1.540.000	0	0	1 540 000	40 635.874
Agencia Nacional de Materiales	62.104 591	50 523.000	112.627 591	0	0	0	0	112.827 591	795 000	0	0	795.000	113 422.591

CONGRESO LEGISLATIVO DE LA NACION ARGENTINA

Senado de la Nación

118
27467

TÍTULO III
Planilla Nº 2A
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, ENTIDAD Y POR CARÁCTER ECONÓMICO
(en pesos)

CARÁCTER ECONÓMICO	GASTOS CORRIENTES								GASTOS DE CAPITAL				TOTAL
	GASTOS DE CONSUMO			RENTAS DE	PREST.	IMPUESTOS	TRANSF.	TOTAL	INVERSIÓN	TRANSF.	INVERSIÓN	TOTAL	GENERAL
JURISDICCIÓN, SUBJURISDICCIÓN	REMUN.	OTROS G.C.	TOTAL	LA PROPIED.	SEG.SOCIAL	DIRECTOS	CORRIENTES		REAL.DIREC.	DE CAPITAL	FINANCIERA		
Controlados													
Ministerio de Defensa	2 463 965 992	920 612 625	3.384.578 617	0	0	15 026 797	27.200	3.399 632 614	0	0	0	0	3 399.632 614
Instituto Geográfico Nacional	178.336 001	24.923 700	203.259 701	0	0	0	27.200	203 286 901	0	0	0	0	203.286 901
Dirección General de Fabricaciones Militares	1 669 836 001	824 493 203	2 494 329 204	0	0	15 026 797	0	2 509 356 001	0	0	0	0	2 509.356 001
Servicio Meteorológico Nacional	617 793.990	69 195 722	686 989 712	0	0	0	0	686 989 712	0	0	0	0	686 989 712
Ministerio de Hacienda	6 247 527 032	1 758 374 386	8 005.901 398	0	0	1 652 047	68.364.214	8.075 917 659	2.012.379 760	15 862 539	0	2.028 242 299	10 104 159 958
Comisión Nacional de Energía Atómica	3.242.920.290	1.447.219 413	4.690 139 703	0	0	0	65.243.214	4.755 382 917	1.836.973 549	15 862 539	0	1.852.836 088	6 608.219 005
Comisión Nacional de Valores	358.998.673	69 575 000	428.573 673	0	0	0	1 147.000	429 720 673	18.056 957	0	0	18 056 957	447 777.630
Superintendencia de Seguros de la Nación	668 629 266	86 504 953	755 134 219	0	0	1 652 047	583.000	757.369 266	64 142 726	0	0	64 142.726	821 511 992
Tribunal Fiscal de la Nación	262 869 399	13.200.000	276 169 399	0	0	0	69.000	276 238 399	0	0	0	0	276.238 399
Ente Nacional Regulador del Gas	885.648 632	64 458 000	950 106 632	0	0	0	585.000	950 691 632	42 186 265	0	0	42 186 265	992 877 897
Ente Nacional Regulador de la Electricidad	513 995 406	26 466 000	540 461 406	0	0	0	342.000	540 803 406	14 160 584	0	0	14 160 584	554.963 990
Unidad de Infor. Financiera	304 364 366	60.952 000	365.316 366	0	0	0	395 000	365 711.366	36 859 679	0	0	36 859 679	402.571.045
Ministerio de Producción y Trabajo	13 618 183 452	2.024.118 189	15 642 301 641	104 814 374	0	1.647 099	1.544 042.000	17 292.706 074	319.282.909	7 305 717	0	326 588 626	17 619 293 700
Instituto Nacional de Tecnología Agropecuaria	6 868 740 629	452 644 941	7.321 385 570	0	0	1 228.059	112 873.000	7.435.286 629	80 747 649	0	0	80 747 649	7 516 034 278
Instituto Nacional de Investigación y Desarrollo Pesquero	256 456 308	201 247 248	457 703 556	0	0	0	260.000	457 963 556	86 864 622	0	0	86.864.622	544.828 178
Instituto Nacional de Tecnología Industrial	737 213 929	53.749 000	790 962 929	260 000	0	0	1 417 126.000	2.208.347 929	0	7.305 717	0	7 305 717	2.215.653 646
Instituto Nacional de Vitivinicultura	484.266 278	64 451.000	548 717 278	6.936 137	0	240 000	0	555 893 415	10.810 191	0	0	10.810 191	566.703 606
Instituto Nacional de Semillas	138 774 617	68.694 000	207 468 617	0	0	0	1 425 000	208.893 617	6.355 948	0	0	6 355 948	215.249 565
Instituto Nacional de la Propiedad Industrial	431 885.926	74 310 000	506 195 926	0	0	0	3 196 000	509.391 926	57.583 654	0	0	57.583.654	566.975 580
Servicio Nacional de Sanidad y Calidad Agroalimentaria	3 771 620 171	1.038.096 000	4.809.716 171	97.818.237	0	0	8 659 000	4 916.202.408	21 186 494	0	0	21.186.494	4 937.388.902
Servicio Geológico Minero Argentino	378 284 807	47.894 000	426 178 807	0	0	79 000	0	426 257 807	29 269 656	0	0	29.269 656	455.527 463
Superintendencia de Riesgos del Trabajo	540 940 787	33 033.000	573 973 787	0	0	0	494.000	574 467 787	26 464 685	0	0	26 464 685	600 932 472
Ministerio de Transporte	8 196 712 111	1.521 946 362	9 718 658 473	216 181.099	0	3.853.326	43.800.000	9 982 190.897	51 210 628 084	288 876 758	0	51 499.504 842	61 481 696 739

IF-2018-59055772-APN-DSGA#SLYT

Senado de la Nación

TÍTULO III
Planilla Nº 2A
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, ENTIDAD Y POR CARÁCTER ECONÓMICO
(en pesos)

CARÁCTER ECONÓMICO	GASTOS CORRIENTES								GASTOS DE CAPITAL				TOTAL
	GASTOS DE CONSUMO			RENTAS DE	PREST.	IMPUESTOS	TRANSF	TOTAL	INVERSIÓN	TRANSF.	INVERSIÓN	TOTAL	GENERAL
JURISDICCIÓN, SUBJURISDICCIÓN	REMUN.	OTROS G.C.	TOTAL	LA PROPIED.	SEG.SOCIAL	DIRECTOS	CORRIENTES		REAL DIREC.	DE CAPITAL	FINANCIERA		
Agencia Nacional de Seguridad Vial	499.261.115	224 469.000	723 730 115	0	0	0	5.575 000	729.305 115	242 000 000	0	0	242 000 000	971 305 115
Dirección Nacional de Vialidad	4 672 337 370	840 217.660	5 512 555.030	216 181.099	0	3 013.630	0	5 731 749 759	50 923 257 513	288 876 758	0	51 212 134 271	56 943 884.030
Comisión Nacional de Regulación de Transporte	909 012 951	84 805 800	993 818.751	0	0	67.200	0	993 885 951	25 000 000	0	0	25 000 000	1 018 885.951
Organismo Regulador del Sistema Nacional de Aeropuertos	402 418 496	46.545.000	448 983 495	0	0	100 000	0	448.083 495	3 450 000	0	0	3 450 000	452 513 495
Administración Nacional de Aviación Civil	1 676.770 471	294 387 715	1.971 158.186	0	0	143.285	36 623 000	2 007 924 471	12 683.371	0	0	12 683 371	2 020 607 842
Junta de Investigación de Accidentes de Aviación Civil	36.911 709	31.521 187	68 432.896	0	0	329.210	1 500 000	70.262 106	4 237 200	0	0	4 237.200	74 499 306
Ministerio de Educación, Cultura, Ciencia y Tecnología	13.944.085 756	4 307 429 925	18.251 515.681	61 798.729	0	0	547 593 345	18 860.907 755	1 428 133 412	282 791 490	25.200 000	1 734 124.902	20.595.032 657
Fundación Miguel Lillo	292 862 508	12.082 000	304 944.508	0	0	0	0	304 944 608	7.322.676	0	0	7.322.676	312.267 184
Consejo Nacional de Investigaciones Científicas y Técnicas	12 242.012 821	3 620 757 999	15.862 770.820	0	0	0	320 103 000	16 182 873.820	27 079.564	234 533.040	0	261 612.604	16 444 486 424
Comisión Nacional de Actividades Espaciales	315 160 056	243 543 271	558 703.327	61 798.729	0	0	42 648 000	663 150 056	1 299 578.544	0	0	1 299 578.544	1 962 728 600
Teatro Nacional Cervantes	212 104 790	138 973 000	351 077.790	0	0	0	0	351 077 790	82 464 350	0	0	82 464.350	433 542.140
Biblioteca Nacional "Doctor Mariano Moreno"	586 189 778	143 573 000	729 762.778	0	0	0	121 000	729 883 778	4 294 525	0	0	4 294 525	734 178 303
Instituto Nacional del Teatro	110.434.453	43 788 656	154 223 109	0	0	0	139 840 345	294.063 453	2 500.000	40 258.450	0	42 758 450	336.821 903
Fondo Nacional de las Artes	82 730 041	41 467 000	124 197.041	0	0	0	44.343 000	168 540 041	1 420.000	8.000.000	25.200 000	34 620 000	203.160 041
Comisión Nacional de Evaluación y Acreditación Universitaria	102.591.309	63 245.000	165 836.309	0	0	0	538 000	166 374 309	1 473 753	0	0	1 473.753	167 848 062
Ministerio de Salud y Desarrollo Social	8 769.490 500	2.519 879 449	11 289 369.949	24.000	0	848 955	9 507.982 274	20 798 225 178	27 582 491	352 591 004	75.898 884	456 072.379	21 254.297 557
Instituto Nacional de Asociativismo y Economía Social (INAES)	415.370 746	92.605 000	507 975.746	0	0	0	80.628 699	588 604 445	5 319 891	322 754 109	75.898 884	403 972.984	992 477 429
Hospital Nacional en Red Especializado en Salud Mental y Adicciones "Licenciada Laura Bonaparte"	295 662 319	53 728 000	349 388.319	0	0	0	647 000	349.035 319	0	0	0	0	349 935 319
Hospital Nacional Dr. Baldomero Sommer	713 377 587	239 985 000	953 362.587	0	0	0	0	953 362 587	0	0	0	0	963 362 587
Administración Nacional de	910 883 692	156 092 750	1 066 976 442	0	0	185 250	0	1 067 161.692	0	0	0	0	1 067 161 692

TÍTULO III
Planilla Nº 2A
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, ENTIDAD Y POR CARÁCTER ECONÓMICO
(en pesos)

CARÁCTER ECONÓMICO	GASTOS CORRIENTES								GASTOS DE CAPITAL				TOTAL
	GASTOS DE CONSUMO			RENTAS DE	PREST.	IMPUESTOS	TRANSF.	TOTAL	INVERSIÓN	TRANSF.	INVERSIÓN	TOTAL	GENERAL
JURISDICCIÓN, SUBJURISDICCIÓN	REMUN	OTROS G.C.	TOTAL	LA PROPIED.	SEG.SOCIAL	DIRECTOS	CORRIENTES		REAL DIREC	DE CAPITAL	FINANCIERA		
Medicamentos, Alimentos y Tecnología Médica													
Instituto Nacional Central Único Coordinador de Ablación e Implante	157 080 933	67 133 000	224 213 933	0	0	0	14 503 000	238 716 933	0	0	0	0	238.716 933
Administración Nacional de Laboratorios e Institutos de Salud "Dr. Carlos Malbrán"	701 950 275	247 534 595	948 484 870	24 000	0	679 030	969 375	951.057 275	0	0	0	0	951 057 275
Hospital Nacional "Prof. Alejandro A. Posadas"	3.568 195 658	834 491 087	4 403 886 743	0	0	0	0	4 403 886.743	20 000 000	0	0	20 000.000	4 423 886 743
Colonia Nacional "Dr. Manuel A. Montes de Oca"	520 715 774	195 311 417	716 027 191	0	0	0	3 414 000	719 441 191	0	0	0	0	719 441 191
Instituto Nacional de Rehabilitación Psicofísica del Sur "Dr. Juan Otimio Tesone"	279 853 568	55 767 529	335.621.097	0	0	3 471	0	335.624 568	0	0	0	0	335.624 568
Superintendencia de Servicios de Salud	1 018 614 256	500 929 000	1 519 543 256	0	0	0	9 324 430.000	10 843.973 256	0	0	0	0	10.843 973 256
Instituto Nacional del Cáncer (INC)	20 134 843	29 980 000	50 114 843	0	0	0	33.084 000	83 198 843	0	0	0	0	83 198 843
Agencia Nacional de Laboratorios Públicos (ANLAP)	10 185.365	13.081 475	23.266 840	0	0	0	38.000 000	61.266 840	0	0	0	0	61.266 840
Instituto Nacional de las Mujeres (INAM)	156.465 496	33 242 596	189 708 092	0	0	81 204	12 506 200	202.295.496	2.262.500	29 836.895	0	32 099 395	234 394,891
TOTAL	67.765.543.249	17.718.043.073	85.483.586.322	771.211.585	113.293.545.889	35.313.636	30.040.888.473	229.624.286.995	57.100.870.970	5.827.519.546	101.008.884	63.119.497.400	292.743.784.395

Senado de la Nación

2746

TÍTULO III
Planilla Nº 3A
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, ENTIDAD Y FUENTE DE FINANCIAMIENTO
(en pesos)

FINANCIAMIENTO	FUENTES INTERNAS						FUENTES EXTERNAS			TOTAL
JURISDICCIÓN, ENTIDAD	TESORO NACIONAL	RECURSOS PROPIOS	REC. C/AFEC. ESPECÍFICA	TRANSF INTERNAS	CRÉDITO INTERNO	SUBTOTAL	TRANSF EXTERNAS	CRÉDITO EXTERNO	SUBTOTAL	GENERAL
Poder Legislativo Nacional	2 507 057 551	29 040 000	0	0	0	2 536 097 551	0	0	0	2 536 097 551
Presidencia de la Nación	17 507 686 590	1 685 524 498	4 173 306	117 945 659 883	0	137 123 023.277	68 610 327	3 400 000	72 010 327	137.195 033 604
Administración de Parques Nacionales	1 503 075 161	692 570 495	4 173 306	0	0	2 199 818.962	54 509 000	3 400 000	57 909 000	2 257 727 962
Sindicatura General de la Nación	811 010.235	170 397 834	0	.0	0	981 408.069	0	0	0	981 408 069
Autoridad Regulatoria Nuclear	356 122 378	99 967 127	0	0	0	456 089 505	14 101 327	0	14 101.327	470 190 832
Instituto Nacional de Promoción Turística	0	603 712 192	0	0	0	603 712 192	0	0	0	603 712 192
Agencia Nacional de Discapacidad	14 837 457 816	98 876 850	0	117.945 659 883	0	132 881 994.549	0	0	0	132 881 994 549
Jefatura de Gabinete de Ministros	667 555 094	5 256 260 027	0	0	0	5 923 815 121	0	0	0	5 923 815 121
Agencia de Administración de Bienes del Estado	643 059 671	101 429 000	0	0	0	744.488.671	0	0	0	744 488 671
Ente Nacional de Comunicaciones	0	5 154 831 027	0	0	0	5 154.831 027	0	0	0	5 154 831 027
Agencia de Acceso a la Información Pública	24 495 423	0	0	-0	-0	24 495 423	0	0	0	24 495 423
Ministerio del Interior, Obras Públicas y Vivienda	8 645 428 421	4 674 863.824	0	0	0	13.320 292 245	0	1 364 329 540	1 364.329.540	14 684 621 785
Instituto Nacional del Agua	299.541 124	1 265 000	0	0	0	300 806 124	0	0	0	300 806 124
Registro Nacional de las Personas	2 300 672.570	1 438 135 001	0	0	0	3 738 807 571	0	0	0	3 738 807 571
Dirección Nacional de Migraciones	488 948.214	2 951 847 174	0	0	0	3 440 795 388	0	0	0	3 440 795 388
Tribunal de Tasaciones de la Nación	74 952 284	4 856 000	0	0	0	79 808 284	0	0	0	79 808.284
Ente Nacional de Obras Hídricas de Saneamiento	5 391.203 903	252 760.649	0	0	0	5 643 964 552	0	1,364 329 540	1 364 329 540	7 008 294 092
Organismo Regulador de Seguridad de Presas	90 110 326	26 000.000	0	0	0	116 110 326	0	0	0	116 110 326
Ministerio de Justicia y Derechos Humanos	65 350 822	0	519 410 148	0	0	584 760 970	0	0	0	584 760,970
Instituto Nacional de Asuntos Indígenas	51.302 024	0	139 290.000	0	0	190,592 024	0	0	0	190 592 024
Instituto Nacional contra la Discriminación, la Xenofobia y el Racismo	7 996 270	0	232 114.211	0	0	240 110 481	0	0	0	240 110 481
Centro Internacional para la Promoción de los Derechos Humanos	2 709 656	0	37 926 218	0	0	40 635 874	0	0	0	40 635 874
Agencia Nacional de Materiales Controlados	3,342,872	0	110 079.719	0	0	113 422 591	0	0	0	113 422 591
Ministerio de Defensa	2 537 101 614	862 531 000	0	0	0	3 399 632 614	0	0	0	3 399 632.614
Instituto Geográfico Nacional	197 109 901	6 177.000	0	0	0	203 286 901	0	0	0	203 286 901
Dirección General de Fabricaciones Militares	1 669 836 001	839 520 000	0	0	0	2 509 356 001	0	0	0	2 509 356 001

IF-2018-59055772-APN-DSGA#SLYT

Senado de la Nación

TÍTULO III
Planilla Nº 3A (Cont.)
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, ENTIDAD Y FUENTE DE FINANCIAMIENTO

(en pesos)

FINANCIAMIENTO / JURISDICCIÓN, ENTIDAD	FUENTES INTERNAS: TESORO NACIONAL	RECURSOS PROPIOS	REC C/AFEC. ESPECÍFICA	TRANSF. INTERNAS	CRÉDITO INTERNO	SUBTOTAL	FUENTES EXTERNAS: TRANSF. EXTERNAS	CRÉDITO EXTERNO	SUBTOTAL	TOTAL GENERAL
Servicio Meteorológico Nacional	670.155 712	16 834 000	0	0	0	686 989.712	0	0	0	686 989 712
Ministerio de Hacienda	7 107 412 822	3 051 088 136	0	6 034 000	0	10 164 534 958	0	0	0	10 164 534 958
Comisión Nacional de Energía Atómica	6 434 103 378	168 081 627	0	6 034 000	0	6 608 219 005	0	0	0	6 608 219 005
Comisión Nacional de Valores	0	447 777 630	0	0	0	447 777 630	0	0	0	447 777 630
Superintendencia de Seguros de la Nación	0	874 844 992	0	0	0	874 844 992	0	0	0	874 844 992
Tribunal Fiscal de la Nación	276 238 399	0	0	0	0	276 238 399	0	0	0	276 238 399
Ente Nacional Regulador del Gas	0	995 877 897	0	0	0	995 877 897	0	0	0	995 877 897
Ente Nacional Regulador de la Electricidad	0	559 005 990	0	0	0	559 005 990	0	0	0	559 005 990
Unidad de Infor. Financiera	397 071 045	5.500 000	0	0	0	402 571 045	0	0	0	402 571 045
Ministerio de Producción y Trabajo	2.542 913 334	15 023 841 469	50 420 248	0	0	17 617 175.051	0	2 118.649	2 118 649	17 619 293 700
Instituto Nacional de Tecnología Agropecuarie	151 386 058	7 364 648 220	0	0	0	7 516 034 278	0	0	0	7 516 034 278
Instituto Nacional de Investigación y Desarrollo Pesquero	503 218.281	100 000	39 391 249	0	0	542 709.529	0	2 118.649	2 118 649	544 828 178
Instituto Nacional de Tecnología Industrial	1 006 565 981	1 209 087 665	0	0	0	2.215 653 646	0	0	0	2 215 653 646
Instituto Nacional de Vitivinicultura	445 615 761	121 087 845	0	0	0	566 703 606	0	0	0	566 703 606
Instituto Nacional de Semillas	0	215 249 565	0	0	0	215 249 565	0	0	0	215 249 565
Instituto Nacional de la Propiedad Industrial	0	566 975 590	0	0	0	566 975 590	0	0	0	566 975 590
Servicio Nacional de Sanidad y Calidad Agroalimentaria	0	4 937.388 902	0	0	0	4 937 388 902	0	0	0	4 937 388 902
Servicio Geológico Minero Argentino	436 127 253	8 371 210	11 029 000	0	0	455 527 463	0	0	0	455 527 463
Superintendencia de Riesgos del Trabajo	0	600 932 472	0	0	0	600 932 472	0	0	0	600 932 472
Ministerio de Transporte	9 075 072 055	3 165 206 558	0	15 006 000 000	23 467 717 009	50 713 995.622	0	10 767 700 117	10 767 700 117	61 481 695 739
Agencia Nacional de Seguridad Vial	0	971.305 115	0	0	0	971.305 115	0	0	0	971 305 115
Dirección Nacional de Vialidad	7 568 346 904	142 120 000	0	15.000 000 000	23 467 717 009	46 178 183 913	0	10 767 700 117	10 767 700 117	56.943 884 030
Comisión Nacional de Regulación de Transporte	613 106 231	405 779 720	0	0	0	1 018 885 951	0	0	0	1 018 885 951
Organismo Regulador del Sistema Nacional de Aeropuertos	452 513 495	0	0	0	0	452 513 495	0	0	0	452 513 495
Administración Nacional de Aviación Civil	368 606 119	1 646 001 723	0	6 000 000	0	2 020 607 842	0	0	0	2 020 607 842
Junta de Investigación de Accidentes de Aviación Civil	74 499.306	0	0	0	0	74 499 306	0	0	0	74 499 306

TÍTULO III
Planilla Nº 3A (Cont.)
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, ENTIDAD Y FUENTE DE FINANCIAMIENTO
(en pesos)

FINANCIAMIENTO / JURISDICCIÓN, ENTIDAD	FUENTES INTERNAS						FUENTES EXTERNAS			TOTAL GENERAL
	TESORO NACIONAL	RECURSOS PROPIOS	REC C/AFEC. ESPECÍFICA	TRANSF. INTERNAS	CRÉDITO INTERNO	SUBTOTAL	TRANSF. EXTERNAS	CRÉDITO EXTERNO	SUBTOTAL	
Ministerio de Educación, Cultura, Ciencia y Tecnología	19 679 576 056	567 251 944	0	0	0	20 246 828 000	0	348 204 657	348.204 657	20 595 032 657
Fundación Miguel Lillo	311 040 184	1 227 000	0	0	0	312 267 184	0	0	0	312 267.184
Consejo Nacional de Investigaciones Científicas y Técnicas	16 428 041 424	16 445 000	0	0	0	16 444 486 424	0	0	0	16 444 486 424
Comisión Nacional de Actividades Espaciales	1 612 471 943	2 052 000	0	0	0	1 614 523 943	0	348 204 657	348.204 057	1 962 728 600
Teatro Nacional Cervantes	429 342 140	4 200.000	0	0	0	433 542 140	0	0	0	433 542.140
Biblioteca Nacional "Doctor Mariano Moreno"	732 838 303	1 340 000	0	0	0	734 178 303	0	0	0	734 178 303
Instituto Nacional del Teatro	0	336 821 903	0	0	0	336 821 903	0	0	0	336 821.903
Fondo Nacional de las Artes	0	203.160 041	0	0	0	203 160 041	0	0	0	203 160.041
Comisión Nacional de Evaluación y Acreditación Universitaria	165 842 062	2 006 000	0	0	0	167 848 062	0	0	0	167.848.062
Ministerio de Salud y Desarrollo Social	8.176 953 707	13 100 175 850	0	0	0	21 277.129 557	2 586 000	0	2 586 000	21 279 715.557
Instituto Nacional de Asociativismo y Economía Social (INAES)	198 330 816	794.146 613	0	0	0	992 477.429	0	0	0	992 477 429
Hospital Nacional en Red Especializado en Salud Mental y Adicciones "Licenciada Laura Bonaparte"	349 935 319	0	0	0	0	349 935 319	0	0	0	349 935 319
Hospital Nacional Dr. Baldomero Sommer	902 667 257	50 695.330	0	0	0	953 362 587	0	0	0	953 362 567
Administración Nacional de Medicamentos, Alimentos y Tecnología Médica	0	1 067 161 692	0	0	0	1 067 161 692	0	0	0	1 067 161 692
Instituto Nacional Central Único Coordinador de Ablación e Implante	228 492 463	10.665 470	0	0	0	239 157.933	0	0	0	239 157 933
Administración Nacional de Laboratorios e Institutos de Salud "Dr. Carlos Malbrán"	931 305 913	17 313 362	0	0	0	948.619 275	2 438 000	0	2 438 000	951 057.275
Hospital Nacional "Prof. Alejandro A. Posadas"	4 173 685 136	250 001 607	0	0	0	4 423 686.743	0	0	0	4 423 686 743
Colonia Nacional "Dr. Manuel A. Montes de Oca"	684 617 221	42.727 970	0	0	0	727 345.191	0	0	0	727 345.191
Instituto Nacional de Rehabilitación	329 207 018	8 447 550	0	0	0	337 654 568	0	0	0	337 654 568

Senado de la Nación

27463

TÍTULO III
Planilla Nº 3A (Cont.)
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, ENTIDAD Y FUENTE DE FINANCIAMIENTO
(en pesos)

FINANCIAMIENTO / JURISDICCIÓN, ENTIDAD	FUENTES INTERNAS						FUENTES EXTERNAS			TOTAL GENERAL
	TESORO NACIONAL	RECURSOS PROPIOS	REC. C/AFEC ESPECÍFICA	TRANSF. INTERNAS	CRÉDITO INTERNO	SUBTOTAL	TRANSF EXTERNAS	CRÉDITO EXTERNO	SUBTOTAL	
Psicofísica del Sur "Dr. Juan Olmo Tesone"										
Superintendencia de Servicios de Salud	0	10.859 016 256	0	0	0	10.859 016 256	0	0	0	10 859 016 256
Instituto Nacional del Cáncer (INC)	83 050 843	0	0	0	0	83 050 843	148 000	0	148 000	83 198 843
Agencia Nacional de Laboratorios Públicos (ANLAP)	61 266 840	0	0	0	0	61 266 840	0	0	0	61 266 840
Instituto Nacional de las Mujeres (INAM)	234 394 881	0	0	0	0	234 394 881	0	0	0	234 394 881
TOTAL GASTOS CORRIENTES, DE CAPITAL Y FIGURATIVOS	**78 612.087.066**	**47.386.783.308**	**674.003.702**	**132.957.693.903**	**23.467.717.009**	**282.907 284.985**	**71.196.327**	**12.485.752.963**	**12.556.949.290**	**295 464.234.256**

IF-2018-59055772-APN-DSGA#SLYT

TÍTULO III
Planilla Nº 4A
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS

COMPOSICIÓN DE LOS RECURSOS POR CARÁCTER ECONÓMICO Y FUENTE DE FINANCIAMIENTO

(en pesos)

CARÁCTER ECONÓMICO	IMPORTE
Ingresos Corrientes	272.446.223.429
Ingresos Tributarios	24.691.592.835
Impuestos Directos	711.166.267
Impuestos Indirectos	23.980.427.568
Aportes y Contribuciones a la Seguridad Social	16.646.339.704
Aportes y Contribuciones a la Seguridad Social	16.646.339.704
Ingresos No Tributarios	32.369.047.034
Tasas	24.334.409.490
Derechos	6.897.882.887
Otros No Tributarios	1.136.754.657
Ventas de Bienes y Serv. de las Administraciones Públicas	3.504.627.093
Ventas de Bienes y Serv. de las Administraciones Públicas	3.504.627.093
Rentas de la Propiedad	9.805.031.898
Intereses	9.704.613.798
Utilidades	100.000.000
Arrendamiento de Tierras y Terrenos	418.100
Transferencias Corrientes	61.561.399
Del Sector Externo	61.561.399
Contribuciones Figurativas para Financiaciones Corrientes	185.368.023.466
De la Administración Nacional	185.368.023.466
Recursos de Capital	49.368.448.325
Recursos Propios de Capital	92.237.700
Venta de Activos	92.237.700
Transferencias de Capital	15.025.634.928
Del Sector Público	15.006.000.000
Del Sector Externo	19.634.928
Disminución de la Inversión Financiera	38.578.853
Recuperación de Préstamos de Corto Plazo	13.240.853
Recuperación de Préstamos de Largo Plazo	25.338.000
Contribuciones Figurativas para Financiaciones de Capital	34.211.998.844
De la Administración Nacional	34.211.998.844
TOTAL RECURSOS CORRIENTES, DE CAPITAL Y CONTRIBUCIONES FIGURATIVAS	321.814.671.753

CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA

TÍTULO III
Planilla Nº 5A
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
CARÁCTER ECONÓMICO DE LOS RECURSOS POR JURISDICCIÓN Y ENTIDAD
(en pesos)

CARACTER ECONÓMICO / JURISDICCIÓN, ENTIDAD	INGRESOS TRIBUTARIOS	CONTRIB. A LA SEG. SOCIAL	INGRESOS NO TRIBUTARIOS	VENTA DE BIENES Y SERVICIOS DE ADMIN. PÚBLICAS	RENTAS DE LA PROPIEDAD	TRANS. CORRIENTES	SUBTOTAL	RECURSOS PROPIOS DE CAPITAL	TRANS DE CAPITAL	DISMINUCIÓN DE LA INV. FINANCIERA	SUBTOTAL	TOTAL
Poder Legislativo Nacional	0	0	0	29.040.000	0	0	29.040 000	0	0	0	0	29 040 000
Presidencia de la Nación	2 798 960 000	191 646 000	1 699 855.000	168.757.994	2 070.780	48 975 399	4 910 273 173	0	19 634 928	0	19.634 928	4 929 908 101
Administración de Parques Nacionales	0	191 646 000	752.887 000	5.000	374 000	35 505 000	980 421 000	0	19 000.000	0	19.000 000	999 421 000
Sindicatura General de la Nación	0	0	0	168 737 154	1 660 680	0	170 397 834	0	0	0	0	170 397.834
Autoridad Regulatoria Nuclear	0	0	246 988.000	0	0	13 486 399	260 434 399	0	634 928	0	634 928	261 069 327
Instituto Nacional de Promoción Turística	2 798 960 000	0	0	0	0	0	2 798 960.000	0	0	0	0	2.798 960 000
Agencia Nacional de Discapacidad	0	0	700 000 000	15.840	44 100	0	700 059 940	0	0	0	0	700 059.940
Jefatura de Gabinete de Ministros	1 927 682 658	0	6 151 550.540	0	9 331.000	0	8 088 564 198	91 783.300	0	0	91 783 300	8 180 347 498
Agencia de Administración de Bienes del Estado	0	0	314.700	0	9.331 000	0	9 645 700	91 783 300	0	0	91.783.300	101 429.000
Ente Nacional de Comunicaciones	1.927.682 658	0	6 151.235.840	0	0	0	8.078 918 498	0	0	0	0	8.078 918 498
Ministerio del Interior, Obras Públicas y Vivienda	0	0	7 732.383 111	4 212.000	85 805.870	0	7 822 100 981	0	0	0	0	7.822 100.981
Instituto Nacional del Agua	0	0	53 000	1.212.000	0	0	1,265 000	0	0	0	0	1 265 000
Registro Nacional de las Personas	0	0	3.109 517.207	0	0	0	3 109 517 207	0	0	0	0	3 109 517.207
Dirección Nacional de Migraciones	0	0	4 589.588 904	0	0	0	4 589 588 904	0	0	0	0	4.589.588 904
Tribunal de Tasaciones de la Nación	0	0	10 224.000	0	0	0	10 224 000	0	0	0	0	10.224.000
Ente Nacional de Obras Hídricas de Saneamiento	0	0	0	0	85.605.870	0	85 605 870	0	0	0	0	85.605.870
Organismo Regulador de Seguridad de Presas	0	0	23 000 000	3.000.000	0	0	26 000 000	0	0	0	0	26 000.000
Ministerio de Defensa	0	0	5 354.000	1.423 537.000	0	0	1.428 891 000	0	0	0	0	1 428 891.000
Instituto Geográfico Nacional	0	0	5 354 000	823.000	0	0	6.177.000	0	0	0	0	6.177.000
Dirección General de Fabricaciones Militares	0	0	0	1.242 468.000	0	0	1.242 468.000	0	0	0	0	1.242 468.000
Servicio Meteorológico Nacional	0	0	0	180 246.000	0	0	180.246 000	0	0	0	0	180.246.000
Ministerio de Hacienda	0	0	4 467 496.941	204 829.000	100 000.000	0	4.772.325 941	0	0	538 000	538 000	4.772.863.941

Senado de la Nación

27467

127

TÍTULO III
Planilla Nº 5A (Cont.)
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
CARÁCTER ECONÓMICO DE LOS RECURSOS POR JURISDICCIÓN Y ENTIDAD
(en pesos)

CARACTER ECONÓMICO / JURISDICCIÓN, ENTIDAD	INGRESOS TRIBUTARIOS	CONTRIB. A LA SEG. SOCIAL	INGRESOS NO TRIBUTARIOS	VENTA DE BIENES Y SERVICIOS DE ADMIN. PÚBLICAS	RENTAS DE LA PROPIEDAD	TRANS. CORRIENTES	SUBTOTAL	RECURSOS PROPIOS DE CAPITAL	TRANS. DE CAPITAL	DISMINUCIÓN DE LA INV. FINANCIERA	SUBTOTAL	TOTAL
Comisión Nacional de Energía Atómica	0	0	17 252 000	50 829 000	100 000 000	0	168 081 000	0	0	538 000	538 000	168 619 000
Comisión Nacional de Valores	0	0	622 979 336	0	0	0	622 979 336	0	0	0	0	622 979 336
Superintendencia de Seguros de la Nación	0	0	2 020 118 572	0	0	0	2 020 118 572	0	0	0	0	2 020 118 572
Ente Nacional Regulador del Gas	0	0	1 146 111 803	154 000 000	0	0	1 300 111 803	0	0	0	0	1 300 111 803
Ente Nacional Regulador de la Electricidad	0	0	855 535 230	0	0	0	855 535 230	0	0	0	0	855 535 230
Unidad de Infor. Financiera	0	0	6 500 000	0	0	0	6 500 000	0	0	0	0	6 500 000
Ministerio de Producción y Trabajo	18 746 900 000	0	5 928 235 495	1 053 560 827	672 700	0	25 729 369 022	74 400	0	0	74 400	25 729 443 422
Instituto Nacional de Tecnología Agropecuaria	13 299 000 000	0	8 684 400	0	204 700	0	13 307 889 100	74 400	0	0	74 400	13 307 963 500
Instituto Nacional de Investigación y Desarrollo Pesquero	0	0	0	100 000	0	0	100 000	0	0	0	0	100 000
Instituto Nacional de Tecnología Industrial	1 361 900 000	0	0	100 000	0	0	1 362 000 000	0	0	0	0	1 362 000 000
Instituto Nacional de Vitivinicultura	0	0	7 932 000	173 700 000	468 000	0	182 100 000	0	0	0	0	182 100 000
Instituto Nacional de Semillas	0	0	10 967 135	369 870 865	0	0	380 838 000	0	0	0	0	380 838 000
Instituto Nacional de la Propiedad Industrial	0	0	707 801 253	0	0	0	707 801 253	0	0	0	0	707 801 253
Servicio Nacional de Sanidad y Calidad Agroalimentaria	4 085 600 000	0	4 148 057 707	501 418 752	0	0	8 735 076 459	0	0	0	0	8 735 076 459
Servicio Geológico Minero Argentino	0	0	0	8 371 210	0	0	8 371 210	0	0	0	0	8 371 210
Superintendencia de Riesgos del Trabajo	0	0	1 045 193 000	0	0	0	1 045 193 000	0	0	0	0	1 045 193 000
Ministerio de Transporte	0	0	4 618 740 400	0	0	0	4 618 740 400	0	15 006 000 000	0	15 006 000 000	19 624 740 400
Agencia Nacional de Seguridad Vial	0	0	1 443 320 000	0	0	0	1 443 320 000	0	0	0	0	1 443 320 000
Dirección Nacional de Vialidad	0	0	142 120 000	0	0	0	142 120 000	0	15 000 000 000	0	15 000 000 000	15 142 120 000
Comisión Nacional de Regulación del Transporte	0	0	592 939 000	0	0	0	592 939 000	0	0	0	0	592 939 000

IF-2018-59055772-APN-DSGA#SLYT

TÍTULO III
Planilla Nº 5A (Cont.)
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
CARÁCTER ECONÓMICO DE LOS RECURSOS POR JURISDICCIÓN Y ENTIDAD
(en pesos)

CARÁCTER ECONÓMICO / JURISDICCIÓN, ENTIDAD	INGRESOS TRIBUTARIOS	CONTRIB. A LA SEG. SOCIAL	INGRESOS NO TRIBUTARIOS	VENTA DE BIENES Y SERVICIOS DE ADMIN. PÚBLICAS	RENTAS DE LA PROPIEDAD	TRANSF. CORRIENTES	SUBTOTAL	RECURSOS PROPIOS DE CAPITAL	TRANSF. DE CAPITAL	DISMINUCIÓN DE LA INV. FINANCIERA	SUBTOTAL	TOTAL
Administración Nacional de Aviación Civil	0	0	2.650 361 408	0	0	0	2.650.361 408	0	6 000.000	0	6 000.000	2.656 361 408
Ministerio de Educación, Cultura, Ciencia y Tecnología	553.927 708	0	197 833 782	26.053.300	37 144.904	0	814 969 694	380 000	0	13 240 853	13 620 853	828 590.547
Fundación Miguel Lillo	0	0	67 000	780 000	0	0	847 000	380 000	0	0	380.000	1 227 000
Consejo Nacional de Investigaciones Científicas y Técnicas	0	0	0	16.445 000	0	0	16.445 000	0	0	0	0	16 445 000
Comisión Nacional de Actividades Espaciales	0	0	0	2.052 000	0	0	2 052 000	0	0	0	0	2.052 000
Teatro Nacional Cervantes	0	0	0	4 200 000	0	0	4 200 000	0	0	0	0	4 200 000
Biblioteca Nacional "Doctor Mariano Moreno"	0	0	770.000	570.000	0	0	1 340 000	0	0	0	0	1.340 000
Instituto Nacional del Teatro	553.927 708	0	0	0	0	0	553 927.708	0	0	0	0	553 927.708
Fondo Nacional de las Artes	0	0	196 996 782	10 300	37 144 904	0	234 151,986	0	0	13 240 853	13 240 853	247.392 839
Comisión Nacional de Evaluación y Acreditación Universitaria	0	0	0	2.006.000	0	0	2 006 000	0	0	0	0	2.006 000
Ministerio de Salud y Desarrollo Social	664.522.469	15.453.693 704	1.367.197.767	594 626 973	9 650 290.644	2.600 000	27 732 925.546	0	0	24.800 000	24 800 000	27 757 725 646
Instituto Nacional de Asociativismo y Economía Social (INAES)	661 522 469	0	101.202 144	0	6.622 000	0	769 346 613	0	0	24.800 000	24 800 000	794 146 613
Hospital Nacional Dr. Baldomero Sommer	0	0	0	111 172.908	0	0	111 172.908	0	0	0	0	111 172 908
Administración Nacional de Medicamentos, Alimentos y Tecnología Médica	0	0	1 232.247.613	0	0	0	1.232 247.613	0	0	0	0	1 232 247 613
Instituto Nacional Central Único Coordinador de Ablación e Implante	3.000 000	0	0	100 040 000	0	0	103 040 000	0	0	0	0	103 040 000
Administración Nacional de Laboratorios e Institutos de Salud "Dr. Carlos Malbrán"	0	0	1 728 000	15 585.362	0	2 438 000	19 751.362	0	0	0	0	19 751 362

Senado de la Nación

TÍTULO III
Planilla Nº 5A (Cont.)
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
CARÁCTER ECONÓMICO DE LOS RECURSOS POR JURISDICCIÓN Y ENTIDAD
(en pesos)

CARACTER ECONÓMICO / JURISDICCIÓN, ENTIDAD	INGRESOS TRIBUTARIOS	CONTRIB. A LA SEG. SOCIAL	INGRESOS NO TRIBUTARIOS	VENTA DE BIENES Y SERVICIOS DE ADMIN. PÚBLICAS	RENTAS DE LA PROPIEDAD	TRANS. CORRIENTES	SUBTOTAL	RECURSOS PROPIOS DE CAPITAL	TRANS. DE CAPITAL	DISMINUCIÓN DE LA INV. FINANCIERA	SUBTOTAL	TOTAL
Hospital Nacional "Prof. Alejandro A. Posadas"	0	0	0	250 001 607	0	0	250 001 607	0	0	0	0	250.001.607
Colonia Nacional "Dr. Manuel A. Montes de Oca	0	0	0	107 454.095	0	0	107 454 095	0	0	0	0	107.454.095
Instituto Nacional de Rehabilitación Psicofísica del Sur "Dr. Juan Otimio Tesone"	0	0	20 000	10 373.000	0	0	10 393 000	0	0	0	0	10.393.000
Superintendencia de Servicios de Salud	0	15 453 693.704	32 000 000	0	9 643.676 644	0	25 129 370 348	0	0	0	0	25 129.370 348
Instituto Nacional del Cáncer (INC)	0	0	0	0	0	148 000	148 000	0	0	0	0	148 000
TOTAL RECURSOS CORRIENTES Y DE CAPITAL	24.881.592.835	18.445.339.704	32.3[illegible].447.034	3.594.627.993	9.[illegible]	51.561.399	86.147 199.963	92.297.700	16.[illegible]	38.570.853	15.196.451.481	101.[illegible].651.444

TÍTULO III
Planilla Nº 6A
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
GASTOS FIGURATIVOS
(en pesos)

DESTINO / JURISDICCIÓN, ENTIDAD	PARA EROGACIONES CORRIENTES				PARA EROGACIONES DE CAPITAL				TOTAL GENERAL
	A ADMINISTR. CENTRAL	A ORGANISM. DESCENTRAL	A INSTIT. DE SEG. SOC	SUBTOTAL	A ADMINISTR. CENTRAL	A ORGÁNISM. DESCENTRAL	A INSTIT. DE SEG. SOC.	SUBTOTAL	
Presidencia de la Nación	0	6 034 000	0	6 034 000	0	0	0	0	6 034 000
Autoridad Regulatoria Nuclear	0	6 034 000	0	6 034 000	0	0	0	0	6 034 000
Jefatura de Gabinete de Ministros	2 105 365 000	0	0	2 105 365 000	509 422 861	0	0	509 422 861	2 614 787 861
Ente Nacional de Comunicaciones	2 105 365 000	0	0	2 105 365 000	509 422 861	0	0	509 422 861	2 614 787 861
Ministerio del Interior, Obras Públicas y Vivienda	13 855 000	0	0	13 855 000	0	0	0	0	13 855 000
Dirección Nacional de Migraciones	13 855 000	0	0	13 855 000	0	0	0	0	13 855 000
Ministerio de Hacienda	60 375 000	0	0	60 375 000	0	0	0	0	60 375 000
Superintendencia de Seguros de la Nación	53 333 000	0	0	53 333 000	0	0	0	0	53 333 000
Ente Nacional Regulador del Gas	3 000 000	0	0	3 000 000	0	0	0	0	3 000 000
Ente Nacional Regulador de la Electricidad	4 042 000	0	0	4 042 000	0	0	0	0	4 042 000
Ministerio de Salud y Desarrollo Social	25 418 000	0	0	25 418 000	0	0	0	0	25 418 000
Instituto Nacional Central Único Coordinador de Ablación e Implante	441 000	0	0	441 000	0	0	0	0	441 000
Colonia Nacional "Dr. Manuel A. Montes de Oca	7 904 000	0	0	7 904 000	0	0	0	0	7 904 000
Instituto Nacional de Rehabilitación Psicofísica del Sur "Dr. Juan Otimio Tesone"	2 030 000	0	0	2 030 000	0	0	0	0	2 030 000
Superintendencia de Servicios de Salud	15 043 000	0	0	15 043 000	0	0	0	0	15 043 000
TOTAL	2.206.013.000	6.034.000	0	2.211.047.000	509.422.861	0	0	509.422.861	2.720.469.861

Senado de la Nación

TÍTULO III
Planilla Nº 7A
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
CONTRIBUCIONES FIGURATIVAS
(en pesos)

ORIGEN / JURISDICCIÓN, ENTIDAD	PARA FINANCIACIONES CORRIENTES				PARA FINANCIACIONES DE CAPITAL				TOTAL GENERAL
	DE ADMINIST CENTRAL	DE ORGANISM. DESCENTRAL	DE INSTIT. DE SEG. SOC	SUBTOTAL	DE ADMINISTR. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INSTIT DE SEG. SOC.	SUBTOTAL	
Poder Legislativo Nacional	2 466 648 000	0	0	2 466 648 000	40 409 551	0	0	40 409 551	2 507 057 551
Presidencia de la Nación	17 309 004 759	0	117 945 659 883	135 254 664 642	206 234 137	0	0	206 234 137	135 460 898 779
Administración de Parques Nacionales	1 354 345 486	0	0	1 354 345 486	156 302 981	0	0	156 302 981	1 510 648 467
Sindicatura General de la Nación	806 837 069	0	0	806 837 069	4 173 166	0	0	4 173 166	811 010 235
Autoridad Regulatoria Nuclear	327 253 864	0	0	327 253 864	28 868 514	0	0	28 868 514	356 122 378
Agencia Nacional de Discapacidad	14 820 568 340	0	117 945 659 883	132 766 228 223	16 889 476	0	0	16 889 476	132 783 117 699
Jefatura de Gabinete de Ministros	629 415 001	0	0	629 415 001	38 140 093	0	0	38 140 093	667 555 094
Agencia de Administración de Bienes del Estado	609 307 001	0	0	609 307 001	33 752 670	0	0	33 752 670	643 059 671
Agencia de Acceso a la Información Pública	20 108 000	0	0	20 108 000	4 387 423	0	0	4 387 423	24 495 423
Ministerio del Interior, Obras Públicas y Vivienda	3 496 266 807	0	0	3 496 266 807	5 149 161 614	0	0	5 149 161 614	8 645 428 421
Instituto Nacional del Agua	287 041 124	0	0	287 041 124	12 500 000	0	0	12 500 000	299 541 124
Registro Nacional de las Personas	2 146 690 620	0	0	2 146 690 620	153 981 950	0	0	153 981 950	2 300 672 570
Dirección Nacional de Migraciones	488 948 214	0	0	488 948 214	0	0	0	0	488 948 214
Tribunal de Tasaciones de la Nación	74 952 284	0	0	74 952 284	0	0	0	0	74 952 284
Ente Nacional de Obras Hídricas de Saneamiento	412 271 239	0	0	412 271 239	4 978 932 664	0	0	4 978 932 664	5 391 203 903
Organismo Regulador de Seguridad de Presas	86 363 326	0	0	86 363 326	3 747 000	0	0	3 747 000	90 110 326
Ministerio de Justicia y Derechos Humanos	578 789 546	0	0	578 789 546	5 971 424	0	0	5 971 424	584 760 970
Instituto Nacional de Asuntos Indígenas	189 839 024	0	0	189 839 024	753 000	0	0	753 000	190 592 024
Instituto Nacional contra la Discriminación, la Xenofobia y el Racismo	237 227 057	0	0	237 227 057	2 883 424	0	0	2 883 424	240 110 481
Centro Internacional para la Promoción de los Derechos Humanos	39 095 874	0	0	39 095 874	1 540 000	0	0	1 540 000	40 635 874
Agencia Nacional de Materiales Controlados	112 627 591	0	0	112 627 591	795 000	0	0	795 000	113 422 591
Ministerio de Defensa	2 537 101 614	0	0	2 537 101 614	0	0	0	0	2 537 101 614
Instituto Geográfico Nacional	197 109 901	0	0	197 109 901	0	0	0	0	197 109 901
Dirección General de Fabricaciones Militares	1 669 836 001	0	0	1 669 836 001	0	0	0	0	1 669 836 001
Servicio Meteorológico Nacional	670 155 712	0	0	670 155 712	0	0	0	0	670 155 712
Ministerio de Hacienda	5 217 717 055	6 034 000	0	5 223 751 055	1 889 695 767	0	0	1 889 695 767	7 113 446 822
Comisión Nacional de Energía Atómica	4 581 267 290	6 034 000	0	4 587 301 290	1 852 836 088	0	0	1 852 836 088	6 440 137 378
Tribunal Fiscal de la Nación	276 238 399	0	0	276 238 399	0	0	0	0	276 238 399
Unidad de Información Financiera	360 211 366	0	0	360 211 366	36 859 679	0	0	36 859 679	397 071 045
Ministerio de Producción y Trabajo	2 473 867 440	0	0	2 473 867 440	121 584 785	0	0	121 584 785	2 595 452 231
Instituto Nacional de Tecnología Agropecuaria	151 386 058	0	0	151 386 058	0	0	0	0	151 386 058
Instituto Nacional de Investigación y Desarrollo Pesquero	457 863 556	0	0	457 863 556	86 864 622	0	0	86 864 622	544 728 178
Instituto Nacional de Tecnología Industrial	999 260 264	0	0	999 260 264	7 305 717	0	0	7 305 717	1 006 565 981

27467

IF-2018-59055772-APN-DSGA#SLYT

TÍTULO III
Planilla Nº 7A(Cont.)
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
CONTRIBUCIONES FIGURATIVAS
(en pesos)

ORIGEN / JURISDICCIÓN, ENTIDAD	PARA FINANCIACIONES CORRIENTES				PARA FINANCIACIONES DE CAPITAL				TOTAL GENERAL
	DE ADMINIST CENTRAL	DE ORGANISM. DESCENTRAL.	DE INSTIT. DE SEG. SOC.	SUBTOTAL	DE ADMINISTR CENTRAL	DE ORGANISM DESCENTRAL.	DE INSTIT DE SEG. SOC.	SUBTOTAL	
Instituto Nacional de Vitivinicultura	445 815 761	0	0	445 815 761	0	0	0	0	445 815 761
Servicio Geológico Minero Argentino	419 741 807	0	0	419 741 807	27 414 446	0	0	27 414 446	447 156 253
Ministerio de Transporte	7 144 967 339	0	0	7 144 967 339	25 397 821 725	0	0	25 397.821.725	32.542 789 064
Dirección Nacional de Vialidad	5 675 612 759	0	0	5 675 612 759	25 358 451 154	0	0	25 358 451 154	31 034 063 913
Comisión Nacional de Regulación de Transporte	588 106 231	0	0	588 106 231	25 000 000	0	0	25 000 000	613 106 231
Organismo Regulador del Sistema Nacional de Aeropuertos	449 063 495	0	0	449 063 495	3 450 000	0	0	3 450 000	452 513 495
Administración Nacional de Aviación Civil	361 922 748	0	0	361.922 748	6 683 371	0	0	6 683 371	368 606 119
Junta de Investigación de Accidentes de Aviación Civil	70 262 106	0	0	70 262 106	4,237 200	0	0	4 237,200	74 499 306
Ministerio de Educacion, Cultura, Ciencia y Tecnología	18 371 034 261	0	0	18 371 034 261	1 308 541 795	0	0	1 308 541,795	19 679 576 056
Fundación Miguel Lillo	303 717 508	0	0	303 717 508	7 322 676	0	0	7 322.676	311 040 184
Consejo Nacional de Investigaciones Científicas y Técnicas	16 166 428 620	0	0	16 166 428 620	261 612 804	0	0	261 612 804	16 428 041 424
Comisión Nacional de Actividades Espaciales	661 098 056	0	0	661 098 056	951 373 887	0	0	951 373 887	1 612.471.943
Teatro Nacional Cervantes	346.877 790	0	0	346 877.790	82 464,350	0	0	82 464 350	429.342,140
Biblioteca Nacional "Doctor Mariano Moreno"	728.543 778	0	0	728 543.778	4.294 525	0	0	4 294 525	732.838 303
Comisión Nacional de Evaluación y Acreditación Universitaria	164 368,309	0	0	164 368 309	1 473,753	0	0	1 473 753	165.842 062
Ministerio de Salud y Desarrollo Social	8 122 517 754	0	0	8 122 517 754	54 435 953	0	0	54 435 953	8 176 953.707
Instituto Nacional de Asociativismo y Economía Social (INAES)	195.994,258	0	0	195 994.258	2 336 558	0	0	2 336 558	198.330 816
Hospital Nacional en Red Especializado en Salud Mental y Adicciones "Licenciada Laura Bonaparte"	349.935 319	0	0	349 935 319	0	0	0	0	349 935 319
Hospital Nacional Dr. Baldomero Sommer	902.667 257	0	0	902 667 257	0	0	0	0	902.667 257
Instituto Nacional Central Único Coordinador de Ablación e Implante	228 492 463	0	0	228.492 463	0	0	0	0	228 492 463
Administración Nacional de Laboratorios e Institutos de Salud "Dr. Carlos Malbrán"	931 305 913	0	0	931 305 913	0	0	0	0	931 305 913
Hospital Nacional "Prof. Alejandro A. Posadas"	4 153 665 136	0	0	4 153 665 136	20 000 000	0	0	20.000 000	4 173 665 136
Colonia Nacional "Dr. Manuel A. Montes de Oca	684 617 221	0	0	684.617.221	0	0	0	0	684.617 221
Instituto Nacional de Rehabilitación Psicofísica del Sur "Dr. Juan Olmo Tesone"	329 207 018	0	0	329 207 018	0	0	0	0	329.207 018
Instituto Nacional del Cáncer (INC)	83 050 843	0	0	83 050 843	0	0	0	0	83 050 843
Agencia Nacional de Laboratorios Públicos (ANLAP)	61.266.840	0	0	61 266 840	0	0	0	0	61.266 840

TÍTULO III
Planilla Nº 7A(Cont.)
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
CONTRIBUCIONES FIGURATIVAS
(en pesos)

ORIGEN / JURISDICCIÓN, ENTIDAD	PARA FINANCIACIONES CORRIENTES				PARA FINANCIACIONES DE CAPITAL				TOTAL GENERAL
	DE ADMINIST. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INSTIT. DE SEG SOC.	SUBTOTAL	DE ADMINISTR. CENTRAL	DE ORGANISM. DESCENTRAL	DE INSTIT. DE SEG. SOC	SUBTOTAL	
Instituto Nacional de las Mujeres (INAM)	202 295 486	0	0	202 295 486	32 099 395	0	0	32 099 395	234 394 881
TOTAL	68.347.329.602	6.034.000	117.945.659.863	186.299.023.465	34 211.996.844	0	0	34.211.996.844	220.511.020.309

TÍTULO III
Planilla Nº 8A
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
FUENTES FINANCIERAS
(en pesos)

JURISDICCIÓN, ENTIDAD / CARÁCTER ECONÓMICO	DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	ENDEUD. PÚBLICO E INCREMENTO DE OTROS PASIVOS	CONTRIBUCIONES FIGURATIVAS PARA APLIC. FINAN.	TOTAL
Ministerio del Interior, Obras Públicas y Vivienda	562.823.396	1.364.329.540	390.681.259	2.317.834.197
Ente Nacional de Obras Hídricas de Saneamiento	562.823.396	1.364.329.540	390.681.259	2.317.834.197
Ministerio de Hacienda	0	0	498.568.153	498.568.153
Comisión Nacional de Energía Atómica	0	0	498.568.153	498.568.153
Ministerio de Producción y Trabajo	0	0	2.210.000	2.210.000
Instituto Nacional de Tecnología Industrial	0	0	2.210.000	2.210.000
Ministerio de Transporte	0	14.816.023.628	2.629.541.937	17.445.565.565
Dirección Nacional de Vialidad	0	14.816.023.628	2.629.541.937	17.445.565.565
Ministerio de Educación, Cultura, Ciencia y Tecnología	1.300.000.000	1.051.755.717	212.516.000	2.564.271.717
Comisión Nacional de Actividades Espaciales	1.300.000.000	964.748.774	212.516.000	2.477.264.774
Biblioteca Nacional "Doctor Mariano Moreno"	0	87.006.943	0	87.006.943
Ministerio de Salud y Desarrollo Social	0	0	310.000	310.000
Administración Nacional de Laboratorios e Institutos de Salud "Dr. Carlos Malbrán"	0	0	310.000	310.000
TOTAL	1.862.823.396	17.232.108.885	3.733.827.349	22.828.759.632

CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA

Senado de la Nación

TÍTULO III
Planilla Nº 9A
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
APLICACIONES FINANCIERAS
(en pesos)

CARÁCTER ECONÓMICO / JURISDICCIÓN, ENTIDAD	INVERSIÓN FINANCIERA	AMORTIZ. DE DEUDA Y DISMINUCIÓN DE OTROS PASIVOS	GASTOS FIGURATIVOS PARA APLIC. FINANCIERAS	TOTAL
Presidencia de la Nación	3 195 773.276	0	0	3.195.773.276
Administración de Parques Nacionales	252 341.506	0	0	252 341 506
Autoridad Regulatoria Nuclear	147 000 873	0	0	147 000 873
Instituto Nacional de Promoción Turística	2 195 247 808	0	0	2.195.247.808
Agencia Nacional de Discapacidad	601 183.090	0	0	601.183.090
Jefatura de Gabinete de Ministros	2.924.087.471	0	0	2 924 087 471
Ente Nacional de Comunicaciones	2.924.087 471	0	0	2.924 087 471
Ministerio del Interior, Obras Públicas y Vivienda	3 482 721 296	618.020 518	0	4.100 741 814
Registro Nacional de las Personas	1.671 382.206	0	0	1.671 382 206
Dirección Nacional de Migraciones	1 637 741.730	0	0	1.637 741 730
Tribunal de Tasaciones de la Nación	5 368 000	0	0	5.368.000
Ente Nacional de Obras Hídricas de Saneamiento	168.229.360	618.020.518	0	786 249 878
Ministerio de Defensa	566.360.000	0	0	566.360.000
Dirección General de Fabricaciones Militares	402.948.000	0	0	402 948 000
Servicio Meteorológico Nacional	163.412.000	0	0	163.412.000
Ministerio de Hacienda	2.219.806.585	537.373	0	2.220.343.958
Comisión Nacional de Energía Atómica	498 568.153	537.373	0	499.105.526
Comisión Nacional de Valores	175.201.706	0	0	175.201.706
Superintendencia de Seguros de la Nación	1 145 273 580	0	0	1.145 273.580
Ente Nacional Regulador del Gas	304.233.906	0	0	304.233.906
Ente Nacional Regulador de la Electricidad	96 529.240	0	0	96.529.240
Ministerio de Producción y Trabajo	10 294 761 972	413 049 981	0	10.707.811 953
Instituto Nacional de Tecnología Agropecuaria	5.927.764.280	15 551 000	0	5.943.315.280
Instituto Nacional de Tecnología Industrial	152 912.335	2.210.000	0	155.122 335
Instituto Nacional de Vitivinicultura	44 136 752	16.875.403	0	61.012 155
Instituto Nacional de Semillas	165 598.435	0	0	165.598 435
Instituto Nacional de la Propiedad Industrial	140.825 663	0	0	140.825 663
Servicio Nacional de Sanidad y Calidad Agroalimentaria	3.419.273.979	378.413.578	0	3.797.687 557
Superintendencia de Riesgos del Trabajo	444.260.528	0	0	444.260 528
Ministerio de Transporte	5.701.857.361	2 629.541.937	0	8.331 399 298

27467

135

Senado de la Nación

27467

TÍTULO III
Planilla Nº 9A (Cont.)
Anexa al Título III

ORGANISMOS DESCENTRALIZADOS
APLICACIONES FINANCIERAS
(en pesos)

JURISDICCIÓN, ENTIDAD / CARÁCTER ECONÓMICO	INVERSIÓN FINANCIERA	AMORTIZ. DE DEUDA Y DISMINUCIÓN DE OTROS PASIVOS	GASTOS FIGURATIVOS PARA APLIC. FINANCIERAS	TOTAL
Agencia Nacional de Seguridad Vial	472.014.885	0	0	472.014.885
Dirección Nacional de Vialidad	4.048.323.511	2.629.541.937	0	6.677.865.448
Comisión Nacional de Regulación de Transporte	177.159.280	0	0	177.159.280
Administración Nacional de Aviación Civil	1.004.359.685	0	0	1.004.359.685
Ministerio de Educación, Cultura, Ciencia y Tecnología	2.264.889.663	212.516.000	0	2.477.405.663
Comisión Nacional de Actividades Espaciales	1.916.544.117	212.516.000	0	2.129.060.117
Biblioteca Nacional "Doctor Mariano Moreno"	87.006.943	0	0	87.006.943
Instituto Nacional del Teatro	217.105.806	0	0	217.105.806
Fondo Nacional de las Artes	44.232.799	0	0	44.232.798
Ministerio de Salud y Desarrollo Social	14.654.963.696	310.000	0	14.655.273.696
Hospital Nacional Dr. Baldomero Sommer	60.477.576	0	0	60.477.576
Administración Nacional de Medicamentos, Alimentos y Tecnología Médica	165.085.921	0	0	165.085.921
Instituto Nacional Central Unico Coordinador de Ablación e Implante	92.374.530	0	0	92.374.530
Administración Nacional de Laboratorios e Institutos de Salud "Dr. Carlos Malbrán"	0	310.000	0	310.000
Colonia Nacional "Dr. Manuel A. Montes de Oca	64.726.125	0	0	64.726.125
Instituto Nacional de Rehabilitación Psicofísica del Sur "Dr. Juan Otimio Tesone"	1.945.450	0	0	1.945.450
Superintendencia de Servicios de Salud	14.270.354.092	0	0	14.270.354.092
TOTAL	45.305.221.320	3.873.975.809	0	49.179.197.129

Senado de la Nación

137

27467

TÍTULO III
Planilla Nº 1B
Anexa al Título III

INSTITUCIONES DE SEGURIDAD SOCIAL
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, ENTIDAD, FINALIDAD Y GASTOS FIGURATIVOS
(en pesos)

FINALIDAD / JURISDICCIÓN, ENTIDAD	ADMINISTRACIÓN GUBERNAMENTAL	SERV DE DEF Y SEGURIDAD	SERVICIOS SOCIALES	SERVICIOS ECONÓMICOS	DEUDA PÚBLICA	GASTOS FIGURATIVOS	TOTAL
Ministerio de Seguridad	0	0	51 354 442 694	0	0	0	51 354 442 694
Ministerio de Defensa	0	0	47 654 692 488	0	0	0	47 654 692 488
Ministerio de Salud y Desarrollo Social	0	0	1 909.768 214 330	0	0	177 961 888 577	2 087 730.102 907
TOTAL GASTOS CORRIENTES, DE CAPITAL Y FIGURATIVOS	**0**	**0**	**2.008 777.349.512**	**0**	**0**	**177.961.888.577**	**2.186.739.238.089**

IF-2018-59055772-APN-DSGA#SLYT

Senado de la Nación

TÍTULO III
Planilla Nº 2B
Anexa al Título III

INSTITUCIONES DE SEGURIDAD SOCIAL
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, ENTIDAD Y POR CARACTER ECONÓMICO
(en pesos)

CARÁCTER ECONÓMICO	GASTOS CORRIENTES								GASTOS DE CAPITAL				TOTAL
	GASTOS DE CONSUMO			RENTAS DE	PREST	IMPUESTOS	TRANSF	TOTAL	INVERSIÓN	TRANSF.	INVERSIÓN	TOTAL	GENERAL
JURISDICCIÓN, SUBJURISDICCIÓN	REMUN.	OTROS G.C.	TOTAL	LA PROPIED.	SEG.SOCIAL	DIRECTOS	CORRIENTES		REAL DIREC.	DE CAPITAL	FINANCIERA		
Ministerio de Seguridad	202 212 549	149 897 280	352 109 829	0	50 994.599 995	0	0	51 346 709 823	7 732 871	0	0	7 732 871	51 354 442 694
Ministerio de Defensa	150 156 490	15 916 000	166 072 490	0	47 480 199 990	0	0	47 646 272 480	8 420 000	0	0	8.420.000	47 654 692 480
Ministerio de Salud y Desarrollo Social	19 174 380 090	6.057.374 228	25 231 754 318	119 876 577	1.562 940 040 298	0	320 898 486 111	1.908 880 156 282	878.068 068	0	0	878 068 068	1 909 758.214 330
TOTAL	19.526.749.129	6.223.187.588	25.749.936.636	119.876.577	1.661.414.840.249	0	320.898.486.111	2.007.883.138.573	894.210.939	0	0	894.210.939	2.008.777.349.512

CONGRESO LEGISLATIVO DE LA NACION ARGENTINA

Senado de la Nación

139

27467

TÍTULO III
Planilla Nº 3B
Anexa al Título III

INSTITUCIONES DE SEGURIDAD SOCIAL
COMPOSICIÓN DEL GASTO POR JURISDICCIÓN, ENTIDAD Y FUENTE DE FINANCIAMIENTO
(en pesos)

FINANCIAMIENTO	FUENTES INTERNAS						FUENTES EXTERNAS			TOTAL
JURISDICCIÓN, ENTIDAD	TESORO NACIONAL	RECURSOS PROPIOS	REC. C/AFEC. ESPECÍFICA	TRANSF. INTERNAS	CRÉDITO INTERNO	SUBTOTAL	TRANSF. EXTERNAS	CRÉDITO EXTERNO	SUBTOTAL	GENERAL
Ministerio de Seguridad	0	24 379 044 435	0	26 975 398 259	0	51 354 442 694	0	0	0	51 354 442 694
Ministerio de Defensa	0	23 072 013 600	0	24 582 678 879	0	47 854 692 488	0	0	0	47 854 692 488
Ministerio de Salud y Desarrollo Social	343 043 120 000	1 551 549 101 647	0	0	192 585 502 644	2 087 177 724 291	0	552 378 616	552 378 616	2 087 730 102 907
TOTAL GASTOS CORRIENTES, DE CAPITAL Y FIGURATIVOS	343.043.120.000	1.599.000 159 682	0	51.558.077.138	192.585.502.644	2.186 386.859 473	0	552.378.616	552.378.616	2.186 939.237 089

Senado de la Nación

140

27467

TÍTULO III
Planilla Nº 4B
Anexa al Título III

INSTITUCIONES DE SEGURIDAD SOCIAL
COMPOSICIÓN DE LOS RECURSOS POR CARÁCTER ECONÓMICO Y FUENTE DE FINANCIAMIENTO
(en pesos)

CARÁCTER ECONÓMICO	IMPORTE
Ingresos Corrientes	2.369.134.014.340
Ingresos Tributarios	506.530.500.000
Impuestos Indirectos	506.530.500.000
Aportes y Contribuciones a la Seguridad Social	1.020.607.056.044
Aportes y Contribuciones a la Seguridad Social	1.020.607.056.044
Ingresos No Tributarios	1.567.584.000
Otros No Tributarios	1.567.584.000
Rentas de la Propiedad	252.222.172.514
Intereses	252.222.172.514
Contribuciones Figurativas para Financiaciones Corrientes	587.186.699.782
De la Administración Nacional	587.186.699.782
Recursos de Capital	73.661.475.170
Disminución de la Inversión Financiera	73.661.475.170
Venta de Acciones y Participaciones de Capital	73.661.475.170
TOTAL RECURSOS CORRIENTES, DE CAPITAL Y CONTRIBUCIONES FIGURATIVAS	2.441.795.489.510

CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA

IF-2018-59055772-APN-DSGA#SLYT

Senado de la Nación

TÍTULO III
Planilla Nº 5B
Anexa al Título III

INSTITUCIONES DE SEGURIDAD SOCIAL
CARÁCTER ECONÓMICO DE LOS RECURSOS POR JURISDICCIÓN Y ENTIDAD
(en pesos)

CARACTER ECONÓMICO / JURISDICCIÓN, ENTIDAD	INGRESOS TRIBUTARIOS	CONTRIB. A LA SEG. SOCIAL	INGRESOS NO TRIBUTARIOS	VENTA DE BIENES Y SERVICIOS DE ADMIN PÚBLICAS	RENTAS DE LA PROPIEDAD	TRANS. CORRIENTES	SUBTOTAL	RECURSOS PROPIOS DE CAPITAL	TRANS. DE CAPITAL	DISMINUCIÓN DE LA INV. FINANCIERA	SUBTOTAL	TOTAL
Ministerio de Seguridad	0	24.171.044.435	96.000.000	0	112.000.000	0	24.379.044.435	0	0	0	0	24.379.044.435
Ministerio de Defensa	0	23.072.013.609	0	0	0	0	23.072.013.609	0	0	0	0	23.072.013.609
Ministerio de Salud y Desarrollo Social	506.530.500.000	973.364.000.000	1.491.684.000	0	252.110.172.514	0	1.733.496.256.514	0	0	73.661.475.170	73.661.475.170	1.807.157.731.684
TOTAL RECURSOS CORRIENTES Y DE CAPITAL	506.530.500.000	1.020.607.058.044	1.587.684.000	0	252.222.172.514	0	1.780.947.314.558	0	0	73.661.475.170	73.661.475.170	1.854.608.789.728

Senado de la Nación

2746

TÍTULO III
Planilla Nº 6B
Anexa al Título III

INSTITUCIONES DE SEGURIDAD SOCIAL
GASTOS FIGURATIVOS
(en pesos)

DESTINO / JURISDICCIÓN, ENTIDAD	PARA EROGACIONES CORRIENTES				PARA EROGACIONES DE CAPITAL				TOTAL GENERAL
	A ADMINISTR. CENTRAL	A ORGANISM. DESCENTRAL.	A INSTIT DE SEG. SOC.	SUBTOTAL	A ADMINISTR. CENTRAL	A ORGANISM. DESCENTRAL.	A INSTIT. DE SEG. SOC	SUBTOTAL	
Ministerio de Salud y Desarrollo Social	8 422 633 722	117 945 659 883	51 556 077 138	177 926 370 743	35 517 634	0	0	35 517 634	177 961 888 577
TOTAL	8.422.633.722	117 945 659 883	51.556.077.138	177.926.370 743	35.517.634	0	0	35 517 634	177.961.888.577

Senado de la Nación

143

27467

TÍTULO III
Planilla Nº 7B
Anexa al Título III

INSTITUCIONES DE SEGURIDAD SOCIAL
CONTRIBUCIONES FIGURATIVAS
(en pesos)

ORIGEN / JURISDICCIÓN, ENTIDAD	PARA FINANCIACIONES CORRIENTES				PARA FINANCIACIONES DE CAPITAL				TOTAL GENERAL
	DE ADMINIST. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INSTIT. DE SEG. SOC.	SUBTOTAL	DE ADMINISTR. CENTRAL	DE ORGANISM. DESCENTRAL.	DE INSTIT DE SEG. SOC.	SUBTOTAL	
Ministerio de Seguridad	0	0	26 975 398 259	26 975 398 259	0	0	0	0	26 975.398.259
Ministerio de Defensa	0	0	24 582 678 879	24 582 678 879	0	0	0	0	24 582.678.879
Ministerio de Salud y Desarrollo Social	535 628 622 644	0	0	535 628.622 644	0	0	0	0	535 628.622.644
TOTAL	535 628 622 644	0	51.558.077 138	587.186.699.782	0	0	0	0	587 186 699 782

IF-2018-59055772-APN-DSGA#SL

CONGRESO LEGISLATIVO DE LA NACIÓN ARGENTINA

Senado de la Nación

TÍTULO III
Planilla Nº 8B
Anexa al Título III

INSTITUCIONES DE SEGURIDAD SOCIAL
FUENTES FINANCIERAS
(en pesos)

CARÁCTER ECONÓMICO / JURISDICCIÓN, ENTIDAD	DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	ENDEUD. PÚBLICO E. INCREMENTO DE OTROS PASIVOS	CONTRIBUCIONES FIGURATIVAS PARA APLIC. FINAN.	TOTAL
Ministerio de Seguridad	0	0	5.010.846.000	5.010.846.000
Ministerio de Defensa	0	0	3.089.500 000	3.089.500 000
Ministerio de Salud y Desarrollo Social	90.457.145.133	512.378 616	0	90 969.523.749
TOTAL	90.457.145.133	512.378.616	8.100.346.000	99.069.869.749

Senado de la Nación

TÍTULO III
Planilla Nº 9B
Anexa al Título III

INSTITUCIONES DE SEGURIDAD SOCIAL
APLICACIONES FINANCIERAS
(en pesos)

CARÁCTER ECONÓMICO / JURISDICCIÓN, ENTIDAD	INVERSIÓN FINANCIERA	AMORTIZ. DE DEUDA Y DISMINUCIÓN DE OTROS PASIVOS	GASTOS FIGURATIVOS PARA APLIC. FINANCIERAS	TOTAL
Ministerio de Seguridad	0	5 010.846.000	0	5.010.846.000
Ministerio de Defensa	0	3.089.500.000	0	3.089.500.000
Ministerio de Salud y Desarrollo Social	296.712.475.170	49 313.300.000	0	346.025.775.170
TOTAL	296.712.475.170	57.413.846.000	0	354.126.121.170

República Argentina - Poder Ejecutivo Nacional
2018 - Año del Centenario de la Reforma Universitaria

Hoja Adicional de Firmas
Informe gráfico

Número: IF-2018-59055772-APN-DSGA#SLYT

CIUDAD DE BUENOS AIRES
Jueves 15 de Noviembre de 2018

Referencia: Proyecto de Ley

El documento fue importado por el sistema GEDO con un total de 145 pagina/s.

HONORABLE SENADO DE LA NACION
30623551993
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